Confidential Draft No. 2 submitted on July 3, 2019 to the U.S. Securities and Exchange Commission

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Peloton Interactive, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3600	47-3533761
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

125 West 25th Street, 11th Floor

New York, New York 10001

(866) 679-9129

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John Foley

Chairman of the Board of Directors and Chief Executive Officer

125 West 25th Street, 11th floor

New York, New York 10001

(866) 679-9129

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cynthia C. Hess James D. Evans Ran D. Ben-Tzur Fenwick & West LLP 902 Broadway, Suite 14 New York, New York 10010 (212) 430-2600	Hisao Kushi Chief Legal Officer and Secretary Peloton Interactive, Inc. 125 West 25th Street, 11th Floor New York, New York 10001 (866) 679-9129	Marc D. Jaffe Ian D. Schuman Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.000025 per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                 , 2019.

             Shares

Class A Common Stock

This is the initial public offering of shares of Class A common stock of Peloton Interactive, Inc.

We are offering                 shares of our Class A common stock. The selling stockholders identified in this prospectus are offering an additional                 shares of our Class A common stock. We will not receive any of the proceeds from the sale of the shares to be offered by the selling stockholders.

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 20 votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately                % of the voting power of our outstanding capital stock immediately following the completion of this offering, with our directors, executive officers, and 5% stockholders, and their respective affiliates, holding approximately                % of the voting power of our outstanding capital stock immediately following the closing of this offering, assuming in each case no exercise of the underwriters’ option to purchase additional shares.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $                and $                 .

We intend to apply to list our Class A common stock on the                under the symbol “PTON.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the completion of this offering.

See the section titled “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than                 shares of Class A common stock, the underwriters have the option to purchase up to an                 additional shares from us and the selling stockholders at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                , 2019.

Goldman Sachs & Co. LLC	J.P. Morgan

BofA Merrill Lynch	Barclays

Prospectus dated                , 2019.

Through and including                 , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders, nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

For investors outside of the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained in more detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our Class A common stock. You should carefully read this prospectus in its entirety before investing in our Class A common stock, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Special Note Regarding Forward-Looking Statements,” and our consolidated financial statements and the accompanying notes, provided elsewhere in this prospectus. Our fiscal year end is June 30, and our fiscal quarters end on September 30, December 31, March 31, and June 30. Our fiscal years ended June 30, 2017, 2018, and 2019 are referred to herein as fiscal 2017, fiscal 2018, and fiscal 2019, respectively.

Overview

Our Purpose

We believe physical activity is fundamental to a healthy and happy life. Our ambition is to empower people to improve their lives through fitness.

We are a technology company that meshes the physical and digital worlds to create a completely new, immersive, and connected fitness experience. We are also:

…a media company that creates engaging-to-the-point-of-addictive original programming with the best instructors in the world.

…an interactive software company that motivates our Members to achieve their goals.

…a product design company that develops beautiful and intuitive equipment that anticipates the needs of our Members.

…a social connection company that enables our community to support one another.

…a direct-to-consumer, multi-channel retail company that facilitates a seamless customer journey.

…an apparel company that allows Members to display their passion for Peloton.

…a logistics company that provides high-touch delivery, set up, and service for our Members.

We are driven by our Members-first obsession and we will be any company we need to be in order to deliver the best fitness experience possible.

Who We Are

Peloton is the largest interactive fitness platform in the world with a loyal community of over 1.25 million Members. We pioneered connected, technology-enabled fitness, and the streaming of immersive, instructor-led boutique classes to our Members anytime, anywhere. We make fitness entertaining, approachable, effective, and convenient, while fostering social connections that encourage our Members to be the best versions of themselves. We define a Member as any individual who has a Peloton account.

We are an innovation company at the nexus of fitness, technology, and media. We have disrupted the fitness industry by developing a first-of-its-kind subscription platform that seamlessly combines the best equipment, proprietary networked software, and world-class streaming digital fitness and wellness content, creating a product that our Members love. Our highly compelling offering helped our Members complete over 45 million Peloton workouts in the 12-month period ended March 31, 2019.

Driven by our Members-first mindset, we built a vertically integrated platform that ensures a best-in-class, end-to-end experience. We have a direct-to-consumer multi-channel sales platform, including 69 showrooms with knowledgeable sales specialists, a high-touch delivery service, and helpful Member support teams. Our Members are as devoted to us as we are to them—93% of our interactive fitness equipment ever sold, which we refer to as our Connected Fitness Products, still had an active Connected Fitness Subscription attached as of March 31, 2019.

Our Connected Fitness Product offerings currently include the Peloton Bike, launched in 2014, and the Peloton Tread, launched in 2018. Both our Bike and Tread include a state-of-the-art touchscreen that streams live and on-demand classes. Our products have a multitude of interactive software features that encourage frequent use, facilitate healthy competition on our patented leaderboard, build community among our Members, and inspire our Members to track performance and achieve their goals with real-time and historical metrics. As of March 31, 2019, we had sold approximately 512,000 Connected Fitness Products, with approximately 503,000 sold in the United States.

Our world-class instructors teach classes across a variety of fitness and wellness disciplines, including indoor cycling, indoor/outdoor running and walking, bootcamp, yoga, strength training, stretching, and meditation. We produce approximately 950 original programs per month and maintain a vast and constantly updated library of thousands of original fitness and wellness programs. We make it easy for Members to find a class that fits their interests based on class type, instructor, music genre, length, available equipment, area of physical focus, and level of difficulty.

Our content is available on our Connected Fitness Products through a $39.00 monthly Connected Fitness Subscription, which allows for unlimited workouts across multiple users within a household. Our Connected Fitness Subscribers can enjoy our classes anywhere through our digital app, Peloton Digital, which is available through iOS and Android mobile devices, as well as most tablets and computers. We also have Digital Subscribers who pay $19.49 per month for access to our content library on their own devices.

Our revenue is primarily generated from the sale of our Connected Fitness Products and associated recurring subscription revenue. We have experienced significant growth in sales of Connected Fitness Products, which, when combined with our strong Connected Fitness Subscriber retention rates, has driven high growth in Connected Fitness Subscribers. Our Connected Fitness Subscriber base grew by 110% from March 31, 2018 to March 31, 2019.

Our compelling financial profile is characterized by high growth, strong retention, recurring revenue, margin expansion, and efficient customer acquisition. Our low Average Net Monthly Connected Fitness Churn, together with our high Subscription Contribution Margin, generates attractive Connected Fitness Subscriber Lifetime Value. When we acquire new Connected Fitness Subscribers, we are able to offset our customer acquisition costs with the gross profit earned on our Connected Fitness Products. This allows for rapid payback of our sales and marketing investments and results in a robust unit economic model.

We are a fast-growing and scaled fitness platform. For fiscal 2017 and 2018:

•	we generated total revenue of $218.6 million and $435.0 million, respectively, representing 99.0% year-over-year growth;

•	we incurred net losses of $(71.1) million and $(47.9) million, respectively; and

•	our Adjusted EBITDA was $(36.2) million and $(15.9) million, respectively.

For the nine months ended March 31, 2019, we generated total revenue of $691.7 million, representing 110.6% year-over-year growth, we incurred net losses of $(148.2) million, and Adjusted EBITDA was $(31.3) million.

See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

For fiscal 2017 and 2018 and the nine months ended March 31, 2019, key metrics of our business included:

•	Connected Fitness Subscribers of 107,708, 245,667, and 457,109, respectively;

•	Average Net Monthly Connected Fitness Churn of 0.70%, 0.64%, and 0.58%, respectively; and

•	Subscription Contribution Margin of 61.4%, 65.5%, and 59.7%, respectively.

See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of Subscription Contribution Margin and a reconciliation of subscription gross margin to Subscription Contribution Margin. For a definition of Connected Fitness Subscriber Lifetime Value, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Model” and for a definition of Connected Fitness Subscribers, Average Net Monthly Connected Fitness Churn, and Subscription Contribution Margin, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational and Business Metrics.”

Our Industry and Opportunity

Industry

We participate in the massive and growing global health and wellness industry. According to a 2018 report by the Global Wellness Institute, the total global spend on the wellness industry in 2017 was $4.2 trillion, of which the global fitness and certain categories of wellness, including meditation and yoga, spend represented nearly $600 billion. According to the International Health, Racquet & Sportsclub Association, or IHRSA, 174 million and 61 million people had gym memberships globally and in the United States, respectively, as of 2017.

Our current product portfolio, which consists of our Bike, Tread, and fitness and wellness subscription services, addresses a large consumer base. Within our current and announced markets (the United States, the United Kingdom, Canada, and Germany), we estimate that in the past year 75 million people used treadmills and 27 million used stationary cycling bikes. In those same regions, we estimate that over 5 million treadmills and nearly 3 million stationary cycling bikes were purchased for in-home use during the last year.

We believe that we are significantly expanding the market for fitness equipment and products. According to our 2019 Member Survey, four out of five Members were not in the market for home fitness equipment prior to purchasing a Peloton Connected Fitness Product.

Opportunity

We consider our market opportunity in terms of a Total Addressable Market, or TAM, which we believe is the market we can reach over the long-term in our current and announced markets, and a Serviceable Addressable Market, or SAM, which we address with our current product verticals and price points.

According to our research, our TAM is 67 million households, of which 45 million are in the United States. Within our TAM, we estimate that 52 million households are interested in learning more about our Connected Fitness Products without seeing the price. We estimate that our SAM is 14 million Connected Fitness Products, with 12 million represented in the United States. Historically, our SAM has grown as our brand awareness has increased. With low brand awareness in our current international markets, we believe we will see SAM expand as we make further investments in building brand and product awareness in these regions. We will grow both TAM and SAM as we expand beyond our current geographies and grow SAM as we develop new Connected Fitness Products and content in new fitness verticals. With approximately 512,000 Connected Fitness Products sold globally as of March 31, 2019, we are less than 4% penetrated in our SAM of 14 million.

*	Represents our total addressable market within our current and announced markets—the United States, the United Kingdom, Canada, and Germany.

Consumer Trends in Our Favor

Increasing Focus on Health and Wellness

The growing awareness of the benefits of exercise and physical activity is driving increasing participation and spend in fitness and wellness. This has translated into consistent year-over-year growth of the fitness industry both in the United States and globally over the past two decades, even during times of economic recession. According to IHRSA, health club industry revenues in the United States grew at a 5.4% annual growth rate over the last ten years. In addition, employers and health insurance companies are investing in employee well-being by offering incentives for preventative health measures such as exercise. According to a 2017 study by the National Business Group on Health, 74% of employers offer employee wellness incentives, with the average employee incentive amount increasing from $521 in 2013 to $742 in 2017.

Streaming Media is the Leading Channel of Consumption

The quality, volume, and speed of streaming content has profoundly changed media consumption patterns. Consumers can select from extensive catalogs of content across video programming, music, books, and gaming, among other categories, allowing for personalized, on-demand consumption anywhere, anytime, and at a great value. According to Kagan, a media research group of S&P Global Market Intelligence, global digital music paid subscribers are estimated to have grown from 12.1 million in 2012 to 162.5 million in 2018. Similarly, digital video paid subscribers are estimated to have increased in the United States from 37.6 million in 2012 to 167.8 million in 2018.

Desire for Community and Shared Experiences

We believe consumers are increasingly spending on experiences and are seeking meaningful community connections. Within the fitness industry, consumers have migrated to boutique fitness due to personalization, expert instruction, and the sense of community. Boutique-style fitness offerings are the fastest growing brick-and-mortar fitness category. According to IHRSA, as of 2017, 40% of members of health and fitness clubs reported belonging to a boutique fitness studio, and from 2013 to 2017, membership in boutique studios grew approximately 121%.

Demand for Convenience

Household trends, longer working hours, and the rise of mobile technology make it challenging to balance time between family, work, and personal health and wellness. According to the Pew Research Center, over the last few decades, there has been an increase in dual income families from 49% in 1970 to 66% in 2016. We believe that busy lifestyles, less free time, and changing household dynamics are driving demand for convenient fitness options.

What Sets Us Apart

Category-Defining Brand with Broad Appeal

Peloton is the pioneer of connected, technology-enabled fitness. By meshing the physical and digital worlds, we have created an immersive experience that our Members love. We have scaled rapidly through data-driven marketing and education-based sales efforts. Our marketing is made more efficient by the significant word-of-mouth referrals from our loyal Members, which has become one of our largest sales channels. As a result of strong Connected Fitness Product sales and low Average Net Monthly Connected Fitness Churn, we have grown our Connected Fitness Subscribers from 35,135 as of June 30, 2016 to 457,109 as of March 31, 2019, representing annualized growth of approximately 154%.

We are democratizing access to high-quality boutique fitness by making it accessible and affordable through the compelling value of our unlimited household Connected Fitness Subscriptions and attractive financing programs for the Bike and Tread. We continue to broaden our demographic appeal—our fastest growing demographic segments are consumers under 35 years old and those with household incomes under $75,000.

Growing and Scaled Platform with Network Effects

As the largest interactive fitness platform in the world, our rapidly growing and scaled Member base is a highly strategic asset. With our first mover advantage, we have achieved critical mass, which improves our platform and Member experience. As of March 31, 2019, on average, over 5,500 Members participated in each cycling class, across live and on-demand. As our community of Members continues to grow, the Peloton fitness experience becomes more inspiring, more competitive, more immersive, and more connected. Over time, Members are embedded in the Peloton community and we become a part of their lives, increasing the opportunity cost of Members leaving or potential Members not joining our platform.

Engaging-to-the-Point-of-Addictive Fitness Experience Drives High Retention

By making fitness fun and motivating, we help our Members achieve their personal goals. We analyze millions of workouts per month to help us develop features that improve our Member experience and create new, on-trend fitness and wellness content that our Members crave. Engagement is the leading indicator of retention for our Connected Fitness Subscribers. We have consistently seen workouts increase over time. On average, our Connected Fitness Subscribers completed 7.3, 8.1, and 10.8 workouts per month in the 12 months ended March 31, 2017, 2018, and 2019, respectively. Usage drives value and loyalty, which is evidenced by our exceptional weighted-average 12-month Connected Fitness Subscriber retention rate of 95% across all fiscal year cohorts since fiscal 2016.

Vertically Integrated Platform That is Difficult to Replicate

We are driven by our Members-first obsession and see every Member touchpoint as an opportunity to exceed expectations. To create the best platform, we designed our own products, developed our own interactive software, and created our own high production value fitness and wellness programming. For full end-to-end Member support, we were also compelled to develop our own customer education, purchase and delivery, and services platform. We sell our Connected Fitness Products exclusively through our knowledgeable inside sales and showroom associates as well as our e-commerce site. Our high-touch delivery teams ensure that new Members are immediately set up and ready to work out on their new Bike or Tread. The effectiveness of our end-to-end platform is demonstrated by the high Net Promoter Score for our Bike, which has been within the range of 80 to 93 since we began measuring it in 2016.

Compelling Financial Model

Our financial profile is characterized by high growth, strong retention, recurring revenue, margin expansion, and efficient customer acquisition. Our growth is attributable to our data-driven marketing approach and Member word-of-mouth referrals, both of which help us generate predictable and increasingly efficient Connected Fitness Product sales. Our low Average Net Monthly Connected Fitness Churn, combined with our high Subscription Contribution Margin, results in attractive Connected Fitness Subscriber Lifetime Value. We offset customer acquisition costs with the gross profit earned on our Connected Fitness Products generating rapid payback of sales and marketing investments and robust unit economics.

Founder-Led, Passionate Team

Peloton was founded by John Foley in 2012. Along with his four co-founders, John set out to create the most convenient and immersive indoor cycling experience in the world. Our founders believed deeply that creating a Members-first experience would require Peloton to be as vertically integrated as possible, and so we built teams that span software development, product design, fitness instruction, content production, marketing, music, logistics, retail, and apparel. We believe that no other company is at the intersection of all these disciplines, which means that every day we are doing something that no other company has done before. This, along with the positive impact we have on our Members’ physical and mental well-being, fuels our passion for continuous innovation and progress.

Growth Strategies

Our goal is to rapidly grow our Member base through the sale of our Connected Fitness Products while continuing to engage and retain our scaled and loyal community of Members.

Grow Brand Awareness

We are still in the early stages of growth in our existing markets. As of March 31, 2019, we had sold approximately 512,000 Connected Fitness Products globally, a small fraction of the 14 million products we believe reflect our SAM. While our aided brand awareness has grown rapidly in the United States and reached 67% as of April 3, 2019, we have significant room to increase our brand and product awareness in both the United States and in our other geographies through television, digital, and social media marketing, as well as our showrooms and word-of-mouth referrals. We continue to broaden our demographic appeal by educating customers on the compelling value of our Connected Fitness Subscriptions.

Continuously Improve Member Experience

We constantly improve and evolve our interactive software and content to drive Member engagement, which helps us maintain our high retention rates as we grow. We deploy new software features frequently and currently produce approximately 950 original programs per month to keep our content library fresh and on-trend. We also continue to drive usage through innovative fitness and wellness programs and goal-based challenges that make Members feel more accountable and help them reach their personal goals. Total Workouts for our Connected Fitness Subscribers grew from 13.9 million to 40.6 million for the 12 months ended March 31, 2018 and March 31, 2019, respectively, representing a 192% increase. For a definition of Total Workouts, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational and Business Metrics.”

Launch New Products and Expand Content Offering

Over time, we plan to invest heavily in new product development and content to further penetrate our SAM. We will launch new Connected Fitness Products and accessories in our existing, as well as new fitness verticals, while continuously updating and expanding our original fitness and wellness programming. We will pursue new products where there is a large market opportunity in areas of fitness with staying power.

Pursue Disciplined Expansion into New Geographies

With more than 174 million people belonging to gyms globally, we believe there is significant opportunity for Peloton to grow internationally. In 2018, we began our international expansion and brought the Peloton experience to the United Kingdom and Canada. With our expansion into Germany in the winter of 2019, we will be in the largest fitness markets in the world. We will continue to pursue disciplined international expansion by targeting countries with high fitness penetration and spend, the presence of boutique fitness, and where we believe the Peloton value proposition will resonate.

Invest in Our Platform

We will continue to invest in technology and infrastructure to extend our leadership in connected fitness, increase our value proposition, and support our growth. Over the next couple of years, we will continue to invest in state-of-the-art production studios in New York City and London and a new headquarters in New York City, which will include a dedicated research and development facility for new product design, development, and testing. We will continue to invest heavily in a variety of software and hardware engineering functions, supply chain operations, manufacturing, and advanced quality assurance to support our growth.

Increase Profitability Through Fixed Cost Leverage

The continued growth of our Connected Fitness Subscriber base will allow us to improve Subscription Contribution Margin, increase Connected Fitness Subscriber Lifetime Value, and generate operating leverage. A significant portion of our content creation costs can be leveraged over time given that a limited number of production studios and instructors can support the future growth of our Subscriber base, which includes both our Connected Fitness and Digital Subscribers. We expect to drive continued efficiencies in sales and marketing expenses as we benefit from increasing brand awareness, word-of-mouth referrals from our growing Subscriber base, and further optimization of our sales and marketing investments by channel. We will also achieve operating leverage as we scale fixed general and administrative expenses, including those associated with our new headquarters in New York City.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this Prospectus Summary. Some of these risks include:

•	We have incurred operating losses in the past, expect to incur operating losses in the future, and may not achieve or maintain profitability in the future;

•	We may be unable to attract and retain Subscribers, which could have an adverse effect on our business and rate of growth;

•

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and updated products and services in a timely manner or effectively manage the introduction of new or enhanced products and services, our business may be adversely affected;

•

The market for our products and services is still in the early stages of growth and if it does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business, financial condition, and operating results may be adversely affected;

•	We have a limited operating history, our past financial results may not be indicative of our future performance, and our revenue growth rate is likely to slow as our business matures;

•	We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors;

•	We derive a significant majority of our revenue from sales of our Bike and a decline in sales of our Bike would negatively affect our future revenue and operating results;

•	We rely on a limited number of suppliers, manufacturers, and logistics partners for our Connected Fitness Products and a loss of any of these partners could negatively affect our business;

•

We have limited control over our suppliers, manufacturers, and logistics partners, which may subject us to significant risks, including the potential inability to produce or obtain quality products & services on a timely basis or in sufficient quantity;

•

We depend upon third-party licenses for the use of music in our content and an adverse change to, loss of, or claim that we do not hold necessary licenses may have an adverse effect on our business, operating results, and financial condition;

•	Our success depends on our ability to maintain the value and reputation of the Peloton brand; and

•

The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our directors, executive officers, and 5% stockholders.

Channels for Disclosure of Information

Following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, the investor relations page on our website (www.onepeloton.com), press releases, public conference calls, and public webcasts.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were formed in 2012 as Peloton Interactive, LLC, a Delaware limited liability company. Peloton Interactive, Inc., a Delaware corporation, was incorporated in March 2015, and through a corporate restructuring in April 2015, Peloton Interactive, LLC merged with and into Peloton Interactive, Inc.

Our principal executive offices are located at 125 West 25th Street, 11th Floor, New York, New York 10001 and our telephone number is (866) 679-9129. Our website address is www.onepeloton.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus. Investors should not rely on any such information in deciding whether to purchase our Class A common stock. Unless otherwise indicated, the terms “Peloton,” “Peloton Interactive,” “we,” “us,” and “our” refer to Peloton Interactive, Inc., together with our consolidated subsidiaries.

Peloton, the Peloton logo, Peloton Bike, Peloton Tread, Peloton Digital, and other registered or common law trade names, trademarks, or service marks of Peloton appearing in this prospectus are the property of Peloton. This prospectus contains additional trade names, trademarks, and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and tradenames.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Total shares of Class A common stock offered	shares

Option to purchase additional shares of Class A common stock offered by us	shares

Option to purchase additional shares of Class A common stock offered by the selling stockholders	shares

Class A common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares is exercised in full)

Class B common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares is exercised in full)

Total Class A and Class B common stock to be outstanding after this offering	shares

Use of Proceeds

We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering will be approximately $             million, or approximately $             million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for us and our stockholders. We primarily intend to use the net proceeds that we receive from this offering for working capital and other general corporate purposes, which may include research and development and sales and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. See the section titled “Use of Proceeds” for additional information.

Voting Rights	Shares of Class A common stock are entitled to one vote per share. Shares of Class B common stock are entitled to 20 votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our restated certificate of incorporation. Following the completion of this offering, each share of our Class B common stock will be convertible into one share of our Class A common stock at any time and will convert automatically upon

certain transfers and upon the earlier of         . The holders of our outstanding Class B common stock will hold     % of the voting power of our outstanding capital stock following this offering, with our directors, executive officers, and 5% stockholders and their respective affiliates holding         % of the voting power in the aggregate. These stockholders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Risk Factors

See the section titled “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our Class A common stock.

Proposed symbol	“PTON”

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering is based upon zero shares of our Class A common stock outstanding and 233,559,234 shares of our Class B common stock outstanding, in each case, as of March 31, 2019 (prior to the automatic conversion of                      shares of our Class B common stock into an equivalent number of shares of our Class A common stock upon their sale by the selling stockholders in this offering) and does not include:

•

52,320,991 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of March 31, 2019, with a weighted-average exercise price of $4.22 per share;

•

15,373,712 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted between March 31, 2019 and July 1, 2019 with an exercise price of $14.59 per share;

•	240,000 shares of our Class B common stock issuable upon the exercise of a warrant to purchase Class B common stock outstanding as of March 31, 2019, with an exercise price of $0.19 per share; and

•

                     shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (1) 23,749,725 shares of our Class B common stock reserved for future issuance under our 2015 Stock Plan, or the 2015 Plan, as of March 31, 2019 (which reserve does not reflect the options to purchase shares of our Class B common stock granted after March 31, 2019), (2)                      shares of our Class A common stock reserved for future issuance under our 2019 Equity Incentive Plan, or the 2019 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (3)                      shares of our Class A common stock reserved for issuance under our 2019 Equity Stock Purchase Plan, or the 2019 ESPP, which will become effective on the date of this prospectus.

On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2015 Plan will be added to the shares of our Class A common stock reserved for issuance under our 2019 Plan, and we will cease granting awards under the 2015 Plan. Our 2019 Plan and 2019 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit Plans” for additional information.

Except as otherwise indicated, all information in this prospectus assumes:

•

the amendment to our restated certificate of incorporation to redesignate our outstanding common stock as Class B common stock and create a new class of Class A common stock to be offered and sold in this offering;

•

the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock as of March 31, 2019 into 210,640,629 shares of our Class B common stock which will occur upon the completion of this offering;

•	a -for- split of our capital stock effected on , 2019;

•	the automatic conversion of shares of our Class B common stock into an equivalent number of shares of Class A common stock upon their sale by the selling stockholders in this offering;

•	no exercise of outstanding stock options or the outstanding warrant after March 31, 2019;

•	the filing and effectiveness of our restated certificate of incorporation and the effectiveness of our restated bylaws, each of which will occur upon the completion of this offering; and

•

no exercise by the underwriters of their option to purchase up to an additional                      shares of our Class A common stock from us in this offering and                      shares of our Class A common stock from the selling stockholders in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. We derived our summary consolidated statements of operations for fiscal 2017 and fiscal 2018 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our summary consolidated statements of operations for the nine months ended March 31, 2018 and 2019 and our summary balance sheet data as of March 31, 2019 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, on the same basis as our audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, that are necessary for the fair statement of our consolidated financial position as of March 31, 2019 and our consolidated results of operations for the nine months ended March 31, 2018 and 2019. Our historical results are not necessarily indicative of the results to be expected in the future, and our consolidated results of operations for the nine months ended March 31, 2019 are not necessarily indicative of the results to be expected for the full year or any other period. You should read the following summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus.

	Fiscal Year Ended June 30,		Nine Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in millions, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Connected Fitness Products	$183.5	$348.6	$270.9	$560.8
Subscription	32.5	80.3	53.3	120.1
Other	2.6	6.2	4.2	10.7

Total revenue	218.6	435.0	328.4	691.7

Cost of revenue(1)(2):
Connected Fitness Products	113.5	195.0	152.2	321.1
Subscription	29.3	45.5	32.3	74.6
Other	1.9	4.9	3.1	12.5

Total cost of revenue	144.7	245.4	187.5	408.2

Gross profit	73.9	189.6	140.9	283.5
Operating expenses:
Research and development(1)(2)	13.0	23.4	16.7	37.8
Sales and marketing(1)(2)	86.0	151.4	118.8	246.1
General and administrative(1)(2)	45.6	62.4	41.9	152.4

Total operating expenses	144.7	237.1	177.3	436.4

Loss from operations	(70.7)	(47.5)	(36.5)	(152.9)
Other income (expense), net	(0.3)	(0.3)	(0.5)	4.9

Loss before provision for income taxes	(71.1)	(47.8)	(37.0)	(148.0)

Provision for income taxes	—	0.1	—	0.2

Net loss	$(71.1)	$(47.9)	$(37.0)	$(148.2)

	Fiscal Year Ended June 30,			Nine Months Ended March 31,
	2017	2018		2018	2019
				(unaudited)
	(in millions, except share and per share data)
Net loss attributable to common stockholders	$(163.4)		$(47.9)	$(37.0)		$(198.3)

Net loss per share attributable to common stockholders, basic and diluted(3)	$(5.97)		$(2.18)	$(1.77)		$(8.37)

Weighted-average common shares outstanding, basic and diluted(3)	27,379,789		21,934,228	20,864,155		23,673,350

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)		$			$

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(3)

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended June 30,		Nine Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in millions)
Cost of revenue:
Connected Fitness Products	$—	$—	$—	$0.1
Subscription	0.1	0.5	0.3	2.4
Other	—	—	—	—

Total cost of revenue	0.1	0.5	0.3	2.5

Research and development	0.4	0.8	0.5	5.4
Sales and marketing	0.4	0.7	0.5	7.2
General and administrative	9.5	6.5	4.2	61.0

Total stock-based compensation expense	$10.3	$8.5	$5.5	$76.0

(2)	Includes depreciation and amortization expense as follows:

	Fiscal Year Ended June 30,		Nine Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in millions)
Cost of revenue:
Connected Fitness Products	$0.4	$0.3	$0.2	$0.8
Subscription	1.2	2.8	1.3	7.5
Other	—	—	—	—

Total cost of revenue	1.6	3.1	1.6	8.3

Research and development	—	—	—	—
Sales and marketing	1.0	1.7	1.3	2.6
General and administrative	1.1	1.8	1.2	4.1

Total depreciation and amortization expense	$3.7	$6.6	$4.0	$15.0

(3)

See Notes 14 and                  of the notes to our audited consolidated financial statements and Notes 16 and                  of the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted, and pro forma net loss per share attributable to common stockholders, basic and diluted.

	As of March 31, 2019
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(unaudited)
Consolidated Balance Sheet Data:	(in millions)
Cash and cash equivalents	$235.4	$	$
Working capital	344.6
Total assets	845.1
Customer deposits and deferred revenue	101.6
Redeemable convertible preferred stock	941.1
Total stockholders’ (deficit) equity	(508.7)

(1)

The pro forma column reflects (a) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of March 31, 2019 into 210,640,629 shares of our Class B common stock and (b) the automatic conversion of an outstanding warrant exercisable for 240,000 shares of our common stock as of March 31, 2019 into a warrant exercisable for the same number of shares of our Class B common stock.

(2)

The pro forma as adjusted column reflects the items described in footnote (1), (a) the sale by us of shares of our Class A common stock in this offering at an assumed initial public offering price of $                     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us, and (b) the automatic conversion of                      shares of our Class B common stock into an equivalent number of our Class A common stock upon their sale by the selling stockholders in this offering. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $                     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by $                     million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by approximately $                     million, assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before deciding whether to invest in shares of our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, financial condition, operating results, and future prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We have incurred operating losses in the past, expect to incur operating losses in the future, and may not achieve or maintain profitability in the future.

We have incurred operating losses each year since our inception in 2012, including net losses of $(71.1) million, $(47.9) million, and $(148.2) million for fiscal 2017, fiscal 2018, and the nine months ended March 31, 2019, respectively, and expect to continue to incur net losses for the foreseeable future. As a result, we had a total stockholders’ deficit of $(508.7) million at March 31, 2019. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, continue to invest in research and development, expand our operating and retail infrastructure, add content and software features to our platform, expand into new geographies, and develop new Connected Fitness Products. Further, as a public company, we will incur additional legal, accounting, and other expenses that we did not incur as a private company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our products and services, increased competition, a decrease in the growth or reduction in size of our overall market, or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability.

We may be unable to attract and retain Subscribers, which could have an adverse effect on our business and rate of growth.

We have experienced significant Subscriber growth over the past several years. Our continued business and revenue growth is dependent on our ability to continuously attract and retain Subscribers, and we cannot be sure that we will be successful in these efforts, or that Subscriber retention levels will not materially decline. There are a number of factors that could lead to a decline in Subscriber levels or that could prevent us from increasing our Subscriber levels, including:

•

our failure to introduce new features, products, or services that Members find engaging or our introduction of new products or services, or changes to existing products and services that are not favorably received;

•	harm to our brand and reputation;

•	pricing and perceived value of our offerings;

•	our inability to deliver quality products, content, and services;

•	our Members engaging with competitive products and services;

•	technical or other problems preventing Members from accessing our content and services in a rapid and reliable manner or otherwise affecting the Member experience;

•	unsatisfactory experiences with the delivery, installation, or service of our Connected Fitness Products;

•	a decline in the public’s interest in indoor cycling or running, or other fitness disciplines that we invest most heavily in; and

•	deteriorating general economic conditions or a change in consumer spending preferences or buying trends.

Additionally, further expansion into international markets such as Canada, the United Kingdom, and Germany will create new challenges in attracting and retaining Subscribers that we may not successfully address. As a result of these factors, we cannot be sure that our Subscriber levels will be adequate to maintain or permit the expansion of our operations. A decline in Subscriber levels could have an adverse effect on our business, financial condition, and operating results.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and updated products and services in a timely manner or effectively manage the introduction of new or enhanced products and services, our business may be adversely affected.

Our success in maintaining and increasing our Subscriber base depends on our ability to identify and originate trends as well as to anticipate and react to changing consumer demands in a timely manner. Our products and services are subject to changing consumer preferences that cannot be predicted with certainty. If we are unable to introduce new or enhanced offerings in a timely manner, or our new or enhanced offerings are not accepted by our Subscribers, our competitors may introduce similar offerings faster than us, which could negatively affect our rate of growth. Moreover, our new offerings may not receive consumer acceptance as preferences could shift rapidly to different types of fitness and wellness offerings or away from these types of offerings altogether, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower subscription rates, lower sales, pricing pressure, lower gross margins, discounting of our existing Connected Fitness Products, and excess inventory levels. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address them will partially depend upon our continued ability to develop and introduce innovative, high-quality offerings. Development of new or enhanced products and services may require significant time and financial investment, which could result in increased costs and a reduction in our profit margins. For example, we have historically incurred higher levels of sales and marketing expenses accompanying each product and service introduction.

Moreover, we must successfully manage introductions of new or enhanced products and services, which could adversely impact the sales of our existing products and services. For instance, consumers may decide to purchase new or enhanced products and services instead of our existing products and services, which could lead to excess product inventory and discounting of our existing products and services.

The market for our products and services is still in the early stages of growth and if it does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business, financial condition, and operating results may be adversely affected.

The connected fitness and wellness market is relatively new, rapidly growing, largely unproven, and it is uncertain whether it will sustain high levels of demand and achieve wide market acceptance. Our success depends substantially on the willingness of consumers to widely adopt our products and services. To be successful, we will have to educate consumers about our products and services through significant investment, and provide quality content that is superior to the content and experiences provided by our competitors. Additionally, the fitness and wellness market at large is heavily saturated, and the demand for and market acceptance of new products and services in the market is uncertain. It is difficult to predict the future growth rates, if any, and size of our market. We cannot assure you that our market will develop, that the public’s interest in connected fitness and wellness will continue, or that our products and services will be widely adopted. If our market does not develop, develops more slowly than expected, or becomes saturated with competitors, or if our products and services do not achieve market acceptance, our business, financial condition, and operating results could be adversely affected.

We have a limited operating history and our past financial results may not be indicative of our future performance. Further, our revenue growth rate is likely to slow as our business matures.

We began operations in 2012, shipped our first Bike in 2014, and shipped our first Tread in 2018. We have a limited history of generating revenue. As a result of our short operating history, we have limited financial data that can be used to evaluate our current business. Therefore, our historical revenue growth should not be considered indicative of our future performance. In particular, we have experienced periods of high revenue growth since we began selling our Bike that we do not expect to continue as our business matures. Estimates of future revenue growth are subject to many risks and uncertainties and our future revenue may differ materially from our projections. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including market acceptance of our products and services, attracting and retaining Subscribers, and increasing competition and expenses as we expand our business. We cannot be sure that we will be successful in addressing these and other challenges we may face in the future, and our business may be adversely affected if we do not manage these risks successfully. In addition, we may not achieve sufficient revenue to attain or maintain positive cash flows from operations or profitability in any given period, or at all.

We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors.

Our products and services are offered in a highly competitive market. We face significant competition in every aspect of our business, including at-home fitness equipment and content, fitness clubs, in-studio fitness classes, and health and wellness apps. Moreover, we expect the competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that compete with ours.

Our competitors may develop, or have already developed, products, features, content, services, or technologies that are similar to ours or that achieve greater acceptance, may undertake more successful product development efforts, create more compelling employment opportunities, or marketing campaigns, or may adopt more aggressive pricing policies. Our competitors may develop or acquire, or have already developed or acquired, intellectual property rights that significantly limit or prevent our ability to compete effectively in the public marketplace. In addition, our competitors may have significantly greater resources than us, allowing them to identify and capitalize more efficiently upon opportunities in new markets and consumer preferences and trends, quickly transition and adapt their products and services, devote greater resources to marketing and advertising, or be better positioned to withstand substantial price competition. If we are not able to compete effectively against our competitors, they may acquire and engage customers or generate revenue at the expense of our efforts, which could have an adverse effect on our business, financial condition, and operating results.

We derive a significant majority of our revenue from sales of our Bike. A decline in sales of our Bike would negatively affect our future revenue and operating results.

Our Connected Fitness Products are sold in highly competitive markets with limited barriers to entry. Introduction by competitors of comparable products at lower price points, a maturing product lifecycle, a decline in consumer spending, or other factors could result in a decline in our revenue derived from our Connected Fitness Products, which may have an adverse effect on our business, financial condition, and operating results. Because we derive a significant majority of our revenue from the sales of our Bike, any material decline in sales of our Bike would have a pronounced impact on our future revenue and operating results.

We rely on a limited number of suppliers, manufacturers, and logistics partners for our Connected Fitness Products. A loss of any of these partners could negatively affect our business.

We rely on a limited number of suppliers to manufacture and transport our Connected Fitness Products, including in some cases only a single supplier for some of our products and components. Our reliance on a limited number of manufacturers for each of our Connected Fitness Products increases our risks, since we do not currently have alternative or replacement manufacturers beyond these key parties. In the event of interruption from any of our manufacturers, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Furthermore, all of these manufacturers’ primary facilities are located in Taiwan. Thus, our business could be adversely affected if one or more of our suppliers is impacted by a natural disaster or other interruption at a particular location.

If we experience a significant increase in demand for our Connected Fitness Products, or if we need to replace an existing supplier or partner, we may be unable to supplement or replace them on terms that are acceptable to us, which may undermine our ability to deliver our products to Members in a timely manner. For example, it may take a significant amount of time to identify a manufacturer that has the capability and resources to build our products to our specifications in sufficient volume. Identifying suitable suppliers, manufacturers, and logistics partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any of our significant suppliers, manufactures, or logistics partners could have an adverse effect on our business, financial condition and operating results.

We have limited control over our suppliers, manufacturers, and logistics partners, which may subject us to significant risks, including the potential inability to produce or obtain quality products and services on a timely basis or in sufficient quantity.

We have limited control over our suppliers, manufacturers, and logistics partners, which subjects us to risks, such as the following:

•	inability to satisfy demand for our Connected Fitness Products;

•	reduced control over delivery timing and product reliability;

•	reduced ability to monitor the manufacturing process and components used in our Connected Fitness Products;

•	limited ability to develop comprehensive manufacturing specifications that take into account any materials shortages or substitutions;

•	variance in the manufacturing capability of our third-party manufacturers;

•	price increases;

•	failure of a significant supplier, manufacturer, or logistics partner to perform its obligations to us for technical, market, or other reasons;

•	variance in the quality of last mile services provided by our third-party logistics partners;

•	difficulties in establishing additional supplier, manufacturer, or logistics partner relationships if we experience difficulties with our existing suppliers, manufacturers, or logistics partners;

•	shortages of materials or components;

•	misappropriation of our intellectual property;

•

exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our Connected Fitness Products are manufactured or the components thereof are sourced;

•	changes in local economic conditions in the jurisdictions where our suppliers, manufacturers, and logistics partners are located;

•

the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, tariffs, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and

•	insufficient warranties and indemnities on components supplied to our manufacturers or performance by our partners.

We also rely on our logistics partners, including last mile warehouse and delivery partners, to complete a substantial percentage of our deliveries to customers, with the rest of the deliveries handled by our own last mile team. Our primary last mile partner relies on a network of independent contractors to perform last mile services for us in many markets. If any of these independent contractors, or the last mile partner as a whole, do not perform their obligations or meet the expectations of us or our Members, our reputation and business could suffer.

The occurrence of any of these risks, especially during seasons of peak demand, could cause us to experience a significant disruption in our ability to produce and deliver our products to our customers.

We depend upon third-party licenses for the use of music in our content. An adverse change to, loss of, or claim that we do not hold necessary licenses may have an adverse effect on our business, operating results, and financial condition.

Music is an important element of the overall content that we make available to our Members. To secure the rights to use music in our content, we enter into agreements to obtain licenses from rights holders such as record labels, music publishers, performing rights organizations, collecting societies, artists, and other copyright owners or their agents. We pay royalties to such parties or their agents around the world.

The process of obtaining licenses involves identifying and negotiating with many rights holders, some of whom are unknown or difficult to identify, and implicates a myriad of complex and evolving legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. Rights holders also may attempt to take advantage of their market power to seek onerous financial terms from us. Our relationship with certain rights holders may deteriorate. Artists and/or artist groups may object and may exert public or private pressure on rights holders to discontinue or to modify license terms. Additionally, there is a risk that aspiring rights holders, their agents, or legislative or regulatory bodies will create or attempt to create new rights that could require us to enter into new license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify.

With respect to musical compositions, in addition to obtaining publishing rights, we generally need to obtain separate public performance rights. In the United States, public performance rights are typically obtained through intermediaries known as performing rights organizations, or PROs, which (a) issue blanket licenses with copyright users for the public performance of compositions in their repertory, (b) collect royalties under those licenses, and (c) distribute such royalties to copyright owners. We have agreements with each of the following PROs in the United States: the American Society of Composers, Authors and Publishers, or ASCAP, and Broadcast Music, Inc., or BMI, Global Music Rights, and SESAC. The royalty rates available to us from the PROs today may not be available to us in the future. Licenses provided by ASCAP and BMI currently are governed by consent decrees, which were issued by the U.S. Department of Justice in an effort to curb anti-competitive conduct. Removal of or changes to the terms or interpretation of these agreements could affect our ability to obtain licenses from these PROs on current and/or otherwise favorable terms, which could harm our business, operating results, and financial condition.

In other parts of the world, including in Canada and Europe, we obtain licenses for musical compositions either through local collecting societies representing publishers, or from publishers directly, or a combination thereof. We cannot guarantee that our licenses with collecting societies and our direct licenses with publishers provide full coverage for all of the musical compositions we use in our service in the countries in which we operate, or that we may enter in the future. Publishers, songwriters, and other rights holders who choose not to be represented by major or independent publishing companies or collecting societies have, and could in the future, adversely impact our ability to secure licensing arrangements in connection with musical compositions that such rights holders own or control, and could increase the risk of liability for copyright infringement.

Although we expend significant resources to seek to comply with the statutory, regulatory, and judicial frameworks, we cannot guarantee that we currently hold, or will always hold, every necessary right to use all of the music that is used on our service, and we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future.

These challenges, and others concerning the licensing of music on our platform, may subject us to significant liability for copyright infringement, breach of contract, or other claims. For additional information, see the section titled “Business—Legal Proceedings.”

Our success depends on our ability to maintain the value and reputation of the Peloton brand.

We believe that our brand is important to attracting and retaining Members. Maintaining, protecting, and enhancing our brand depends largely on the success of our marketing efforts, ability to provide consistent, high-quality products, services, features, content, and support, and our ability to successfully secure, maintain, and defend our rights to use the “Peloton” mark, our “P” logo, and other trademarks important to our brand. We believe that the importance of our brand will increase as competition further intensifies and brand promotion activities may require substantial expenditures. Our brand could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity. Unfavorable publicity about us, including our products, services, technology, customer service, content, personnel, and suppliers could diminish confidence in, and the use of, our products and services. Such negative publicity also could have an adverse effect on the size, engagement and loyalty of our Member base and result in decreased revenue, which could have an adverse effect on our business, financial condition, and operating results.

We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our brand, company culture, and financial performance may suffer.

We have expanded our operations rapidly and have limited operating experience at our current size. For example, between June 30, 2017 and March 31, 2019, our employee headcount increased from 443 to 1,787, and we expect headcount growth to continue for the foreseeable future. Further, as we grow, our business becomes increasingly complex. To effectively manage and capitalize on our growth, we must continue to expand our sales and marketing, focus on innovative product and content development, upgrade our management information systems and other processes, and obtain more space for our expanding staff. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business across numerous jurisdictions, including difficulties in hiring, training, and managing a diffuse and growing employee base. Failure to scale and preserve our company culture with growth could harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. Moreover, the vertically integrated nature of our business, where we design our own Connected Fitness Products, develop our own software, produce original fitness and wellness programming, sell our products exclusively through our own sales teams and e-commerce site, and deliver and service our Connected Fitness Products, exposes us to risk and disruption at many points that are critical to successfully operating our business and may make it more difficult for us to scale our business. If we do not adapt to meet these evolving challenges, or if our management team does not effectively scale with our growth, we may experience erosion to our brand, the quality of our products and services may suffer, and our company culture may be harmed.

Our growth strategy contemplates a significant increase in our advertising and other marketing spending and expanding our retail showroom presence. Many of our existing retail showrooms are relatively new and we cannot assure you that these showrooms or that future showrooms will generate revenue and cash flow comparable with those generated by our more mature locations, especially as we move to new geographic markets. Further, many of our retail showrooms are leased pursuant to multi-year short-term leases, and our ability to negotiate favorable terms on an expiring lease or for a lease renewal option may depend on factors that are not within our control. We may also open additional production studios as we expand internationally, which will require significant additional investment. Successful implementation of our growth strategy will require significant expenditures before any substantial associated revenue is generated and we cannot guarantee that these increased investments will result in corresponding and offsetting revenue growth.

Because we have a limited history operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. Our limited operating experience at this scale, combined with the rapidly evolving nature of the market in which we sell our products and services, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. Failure to manage our future growth effectively could have an adverse effect on our business, financial condition, and operating results.

We cannot compel third parties to license their music to us, and our business may be adversely affected if our access to music is limited. The concentration of control of content by major music licensors means that the actions of one or a few licensors may adversely affect our ability to provide our service.

We enter into license agreements to obtain rights to use music in our service, including with major record companies (Sony Music Entertainment, Universal Music Group, and Warner Music Group), independent record labels, major music publishers (Sony/ATV Music Publishing, Universal Music Publishing Group, and Warner/Chappell Music), and independent music publishers and administrators who collectively hold the rights to a significant number of sound recordings and musical compositions.

Comprehensive and accurate ownership information for the musical compositions embodied in sound recordings is sometimes unavailable, or in some cases, impossible to obtain if withheld by the owners or administrators of such rights. In some cases, we obtain ownership information directly from music publishers, and in other cases we rely on the assistance of third parties to determine ownership information.

If the information provided to us or obtained by such third parties does not comprehensively or accurately identify the ownership of musical compositions, or if we are unable to determine which musical compositions correspond to specific sound recordings, it becomes difficult or impossible to identify the appropriate rights holders to whom to pay royalties. This may make it difficult to comply with the obligations of any agreements with those rights holders or to secure the appropriate licenses with all necessary parties.

Given the high level of content concentration in the music industry, the market power of a few licensors, and the lack of transparent ownership information for compositions, we may be unable to license a large amount of music or the music of certain popular artists, and our business, financial condition, and operating results could be materially harmed.

We are a party to many music license agreements that are complex and impose numerous obligations upon us that may make it difficult to operate our business, and a breach of such agreements could adversely affect our business, operating results, and financial condition.

Our license agreements are complex and impose numerous obligations on us, including obligations to, among other things:

•	calculate and make payments based on complex royalty structures, which requires tracking usage of content in our service that may have inaccurate or incomplete metadata necessary for such calculation;

•	provide periodic reports on the exploitation of the content in specified formats;

•	represent that we will obtain all necessary publishing licenses and consents and pay all associated fees, royalties, and other amounts due for the licensing of musical compositions;

•	comply with certain marketing and advertising restrictions;

•	grant the licensor the right to audit our compliance with the terms of such agreements; and

•	comply with certain security and technical specifications.

Certain of our license agreements also contain minimum guarantees or require that we make minimum guarantee or advance payments, which are not always tied to our number of Subscribers or stream counts for music used in our service. Accordingly, our ability to achieve and sustain profitability and operating leverage in part depends on our ability to increase our revenue through increased sales of Subscriptions on terms that maintain an adequate gross margin. Our license agreements that contain minimum guarantees typically have terms of between one and three years, but our Subscribers may cancel their subscriptions at any time. We rely on estimates to forecast whether such minimum guarantees and advances against royalties could be recouped against our actual content costs incurred over the term of the license agreement. To the extent that our estimates underperform relative to our expectations, and our content costs do not exceed such minimum guarantees and advance payments, our margins may be adversely affected.

Some of our license agreements also include so-called “most-favored nations” provisions, which require that certain terms (including material financial terms) are no less favorable than those provided to any similarly situated licensor. If agreements are amended or new agreements are entered into on more favorable terms, these most-favored nations provisions could cause our payment or other obligations to escalate substantially. Additionally, some of our license agreements require consent to undertake new business initiatives utilizing the licensed content (e.g., alternative distribution models), and without such consent, our ability to undertake new business initiatives may be limited and our competitive position could be impacted.

If we breach any obligations in any of our license agreements, or if we use content in ways that are found to exceed the scope of such agreements, we could be subject to monetary penalties or claims of infringement, and our rights under such agreements could be terminated.

In the past, we have entered into agreements that required us to make substantial payments to licensors to resolve instances of past use at the same time that we enter into go-forward licenses. These agreements may also include most-favored nations provisions. If triggered, these most favored nations provisions could cause our payments or other obligations under those agreements to escalate substantially. If we need to enter into additional similar agreements in the future, it could have a material adverse effect on our business, financial condition, and operating results.

Our business is affected by seasonality.

Our business has historically been influenced by seasonal trends common to traditional retail selling periods, and we generate a disproportionate amount of sales activity related to our Connected Fitness Products during the period from November through February due in large part to seasonal holiday demand, New Year’s resolutions, and cold weather. For example, we generated approximately 64% and 63% of our full fiscal year total revenue during the second and third quarters of fiscal 2017 and 2018, respectively. Accordingly, adverse events that occur during these months could have a disproportionate effect on our operating results for the entire fiscal year. Moreover, as a result of higher sales during the period from November through February, our working capital needs are greater during the second and third quarters of the fiscal year. As a result of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance. Furthermore, our rapid growth in recent years may obscure the extent to which seasonality trends have affected our business and may continue to affect our business. Accordingly, yearly or quarterly comparisons of our operating results may not be useful and our results in any particular period will not necessarily be indicative of the results to be expected for any future period. Seasonality in our business can also be affected by introductions of new or enhanced products and services, including the costs associated with such introductions.

Our passion and focus on delivering a high-quality and engaging Peloton experience may not maximize short-term financial results, which may yield results that conflict with the market’s expectations and could result in our stock price being negatively affected.

We are passionate about continually enhancing the Peloton experience with a focus on driving long-term Member engagement through innovation, immersive content, technologically advanced Connected Fitness Products, and community support, which may not necessarily maximize short-term financial results. We frequently make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve the Peloton experience, which we believe will improve our financial results over the long term. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our membership growth and Member engagement, and our business, financial condition, and operating results could be harmed.

Our products and services may be affected from time to time by design and manufacturing defects that could adversely affect our business and result in harm to our reputation.

We offer complex hardware and software products and services that can be affected by design and manufacturing defects. Sophisticated operating system software and applications, such as those offered by us, often have issues that can unexpectedly interfere with the intended operation of hardware or software products. Defects may also exist in components and products that we source from third parties. Any such defects could make our products and services unsafe, create a risk of environmental or property damage and personal injury, and subject us to the hazards and uncertainties of product liability claims and related litigation. In addition, from time to time we may experience outages, service slowdowns, or errors that affect our fitness and wellness programming. As a result, our services may not perform as anticipated and may not meet customer expectations. There can be no assurance that we will be able to detect and fix all issues and defects in the hardware, software, and services we offer. Failure to do so could result in widespread technical and performance issues affecting our products and services and could lead to claims against us. We maintain general liability insurance; however, design and manufacturing defects, and claims related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to recalls, product replacements or modifications, write-offs of inventory, property, plant and equipment, or intangible assets, and significant warranty and other expenses such as litigation costs and regulatory fines. If we cannot successfully defend any large claim, maintain our general liability insurance on acceptable terms, or maintain adequate coverage against potential claims, our financial results could be adversely impacted. Further, quality problems could adversely affect the experience for users of our products and services, and result in harm to our reputation, loss of competitive advantage, poor market acceptance, reduced demand for our products and services, delay in new product and service introductions, and lost revenue.

If we fail to offer high-quality Member support, our business and reputation will suffer.

Once our Connected Fitness Products are purchased, our Members rely on our high-touch delivery and set up service to deliver and install their equipment in a professional and efficient manner. Our Members also rely on our support services to resolve any issues related to the use of our Connected Fitness Products and content. Providing a high-quality Member experience is vital to our success in generating word-of-mouth referrals to drive sales and for retaining existing Members. The importance of high-quality support will increase as we expand our business and introduce new products and services. If we do not help our Members quickly resolve issues and provide effective ongoing support, our reputation may suffer and our ability to retain and attract Members, or to sell additional products and services to existing Members, could be harmed.

Our quarterly operating results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.

Our quarterly operating results and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter. Additionally, our limited operating history makes it difficult to forecast our future results. As a result, you should not rely on our past quarterly operating results as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial condition and operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

•	the continued market acceptance of, and the growth of the connected fitness and wellness market;

•	our ability to maintain and attract new Subscribers;

•	our development and improvement of the quality of the Peloton experience, including, enhancing existing and creating new Connected Fitness Products, services, technology, features, and content;

•	the continued development and upgrading of our proprietary technology platform;

•	the timing and success of new product, service, feature, and content introductions by us or our competitors or any other change in the competitive landscape of our market;

•	pricing pressure as a result of competition or otherwise;

•	delays or disruptions in our supply chain;

•	errors in our forecasting of the demand for our products and services, which could lead to lower revenue or increased costs, or both;

•	increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	the ability to maintain and open new showrooms;

•	the continued maintenance and expansion of last mile delivery and maintenance services for our Connected Fitness Products;

•	successful expansion into international markets, including Canada, the United Kingdom, and Germany;

•	seasonal fluctuations in subscriptions and usage of Connected Fitness Products by our Members, each of which may change as our products and services evolve or as our business grows;

•	the diversification and growth of our revenue sources;

•	our ability to maintain gross margins and operating margins;

•	constraints on the availability of consumer financing or increased down payment requirements to finance purchases of our Connected Fitness Products;

•	system failures or breaches of security or privacy;

•	adverse litigation judgments, settlements, or other litigation-related costs;

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changes in the legislative or regulatory environment, including with respect to privacy, consumer product safety, and advertising, or enforcement by government regulators, including fines, orders, or consent decrees;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

•	changes in our effective tax rate;

•	changes in accounting standards, policies, guidance, interpretations, or principles; and

•	changes in business or macroeconomic conditions, including lower consumer confidence, recessionary conditions, increased unemployment rates, or stagnant or declining wages.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our operating results.

The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We rely on access to our production studios and the creativity of our fitness instructors to generate our class content. If we are unable to access or use our studios or if we are unable to attract and retain high-quality fitness instructors, we may not be able to generate interesting and attractive content for our classes.

All of the fitness and wellness content offered on our platform is produced in one of our four production studios, three of which are located in New York City. Due to our reliance on a limited number of studios in a concentrated location, any incident involving our studios, or affecting New York City at-large, could render our studios inaccessible or unusable and could inhibit our ability to produce and deliver new fitness and wellness content for our Members. Production of the fitness and wellness content on our platform is further reliant on the creativity of our fitness instructors who, with the support of our production team, plan and lead our classes. Our standard employment contract with our fitness instructors has a fixed, multi-year term, however, our instructors may leave Peloton prior to the end of their contracts. If we are unable to attract or retain creative and experienced instructors, we may not be able to generate content on a scale or of a quality sufficient to grow our business. If we fail to produce and provide our Members with interesting and attractive content led by instructors who they can relate to, then our business, financial condition, and operating results may be adversely affected.

We plan to expand into international markets, which will expose us to significant risks.

We are currently expanding our operations to other countries, which requires significant resources and management attention and subjects us to regulatory, economic, and political risks in addition to those we already face in the United States. There are significant risks and costs inherent in doing business in international markets, including:

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difficulty establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local delivery service and customer service operations, and legal compliance costs associated with locations in different countries or regions;

•	the need to vary pricing and margins to effectively compete in international markets;

•	the need to adapt and localize products for specific countries, including obtaining rights to third-party intellectual property, including music, used in each country;

•	increased competition from local providers of similar products and services;

•	the ability to protect and enforce intellectual property rights abroad;

•	the need to offer content and customer support in various languages;

•	difficulties in understanding and complying with local laws, regulations, and customs in other jurisdictions;

•	compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, or FCPA, and the U.K. Bribery Act 2010, or U.K. Bribery Act, by us, our employees, and our business partners;

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complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer protection, consumer product safety, and data privacy frameworks, such as the E.U. General Data Protection Regulation;

•	varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;

•	tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences;

•	fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and

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political or social unrest or economic instability in a specific country or region in which we operate, including, for example, the effects of “Brexit,” which could have an adverse impact on our operations in that location.

We have limited experience with international regulatory environments and market practices and may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful. We may face limited brand recognition in certain parts of the world that could lead to non-acceptance or delayed acceptance of our products and services by consumers in new markets. We may also face challenges to acceptance of our fitness and wellness content in new markets. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition, and operating results.

Increases in component costs, long lead times, supply shortages, and supply changes could disrupt our supply chain and have an adverse effect on our business, financial condition, and operating results.

Meeting customer demand partially depends on our ability to obtain timely and adequate delivery of components for our Connected Fitness Products. All of the components that go into the manufacturing of our Connected Fitness Products are sourced from a limited number of third-party suppliers, and some of these components are provided by a single supplier. Our manufacturers generally purchase these components on our behalf, subject to certain approved supplier lists, and we do not have long-term arrangements with most of our component suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our Connected Fitness Products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in design, quantities, and delivery schedules. We may in the future experience component shortages, and the predictability of the availability of these components may be limited. In the event of a component shortage or supply interruption from suppliers of these components, we may not be able to develop alternate sources in a timely manner. Developing alternate sources of supply for these components may be time-consuming, difficult, and costly and we may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to fill our orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to meet our scheduled Connected Fitness Product deliveries to our customers.

Moreover, volatile economic conditions may make it more likely that our suppliers may be unable to timely deliver supplies, or at all, and there is no guarantee that we will be able to timely locate alternative suppliers of comparable quality at an acceptable price. Further, since the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding tariffs against foreign imports of certain materials. Several of the components that go into the manufacturing of our Connected Fitness Products are sourced internationally, including from China, where the United States has imposed tariffs on specified products imported therefrom following the U.S. Trade Representative Section 301 Investigation. These tariffs have an impact on our component costs and have the potential to have an even greater impact depending on the outcome of the current trade negotiations, which have been protracted and recently resulted in increases in U.S. tariff rates on specified products from China. Increases in our component costs could have a material effect on our gross margins. The loss of a significant supplier, an increase in component costs, or delays or disruptions in the delivery of components, could adversely impact our ability to generate future revenue and earnings and have an adverse effect on our business, financial condition, and operating results.

Any major disruption or failure of our information technology systems or websites, or our failure to successfully implement upgrades and new technology effectively, could adversely affect our business and operations.

Certain of our information technology systems are designed and maintained by us and are critical for the efficient functioning of our business, including the manufacture and distribution of our Connected Fitness Products, online sales of our Connected Fitness Products, and the ability of our Members to access content on our platform. Our rapid growth has, in certain instances, strained these systems. As we grow, we continue to implement modifications and upgrades to our systems, and these activities subject us to inherent costs and risks associated with replacing and upgrading these systems, including, but not limited to, impairment of our ability to fulfill customer orders and other disruptions in our business operations. Further, our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. If we fail to successfully implement modifications and upgrades or expand the functionality of our information technology systems, we could experience increased costs associated with diminished productivity and operating inefficiencies related to the flow of goods through our supply chain.

In addition, any unexpected technological interruptions to our systems or websites would disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain, sell our Connected Fitness Products online, provide services to our Members, and otherwise adequately serve our Members.

Online sales of our Connected Fitness Products through www.onepeloton.com represented 50% of our units sold in the U.S. for fiscal 2018. The operation of our direct to consumer e-commerce business through our website depends on our ability to maintain the efficient and uninterrupted operation of online order-taking and fulfillment operations. Any system interruptions or delays could prevent potential customers from purchasing our Connected Fitness Products.

Moreover, the ability of our Members to access the content on our platform could be diminished by a number of factors, including Members’ inability to access the Internet, the failure of our network or software systems, security breaches, or variability in Member traffic for our platform. Platform failures would be most impactful if they occurred during peak platform use periods, which generally occur before and after standard work hours. During these peak periods, there are a significant number of Members concurrently accessing our platform and if we are unable to provide uninterrupted access, our Members’ perception of our platform’s reliability may be damaged, our revenue could be reduced, our reputation could be harmed, and we may be required to issue credits or refunds, or risk losing Members.

In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner which could have a material adverse effect on our business, financial condition, and operating results.

Our operating results could be adversely affected if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory.

To ensure adequate inventory supply, we must forecast inventory needs and expenses and place orders sufficiently in advance with our suppliers and manufacturers, based on our estimates of future demand for particular products and services. Failure to accurately forecast our needs may result in manufacturing delays or increased costs. Our ability to accurately forecast demand could be affected by many factors, including changes in consumer demand for our products and services, changes in demand for the products and services of our competitors, unanticipated changes in general market conditions, and the weakening of economic conditions or consumer confidence in future economic conditions. This risk may be exacerbated by the fact that we may not carry a significant amount of inventory and may not be able to satisfy short-term demand increases. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of products available for sale.

Inventory levels in excess of consumer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margins to suffer and could impair the strength and premium nature of our brand. Further, lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies, which could result in lower margins. Conversely, if we underestimate consumer demand, our suppliers and manufacturers may not be able to deliver products to meet our requirements or we may be subject to higher costs in order to secure the necessary production capacity. An inability to meet consumer demand and delays in the delivery of our products to our customers could result in reputational harm and damaged customer relationships and have an adverse effect on our business, financial condition, and operating results.

If we are unable to sustain pricing levels for our Connected Fitness Products and subscriptions, our business could be adversely affected.

If we are unable to sustain pricing levels for our Bike, Tread, and subscription services, whether due to competitive pressure or otherwise, our gross margins could be significantly reduced. Further, our decisions around the development of new products and services are grounded in assumptions about eventual pricing levels. If there is price compression in the market after these decisions are made, it could have a negative effect on our business.

Our revenue could decline due to changes in credit markets and decisions made by credit providers.

Historically, a majority of our customers have financed their purchase of our Connected Fitness Products through third-party credit providers with whom we have existing relationships. If we are unable to maintain our relationships with our financing partners, there is no guarantee that we will be able to find replacement partners who will provide our customers with financing on similar terms, and our ability to sell our Connected Fitness Products may be adversely affected. Further, reductions in consumer lending and the availability of consumer credit could limit the number of customers with the financial means to purchase our products. Higher interest rates could increase our costs or the monthly payments for consumer products financed through other sources of consumer financing. In the future, we cannot be assured that third-party financing providers will continue to provide consumers with access to credit or that available credit limits will not be reduced. Such restrictions or reductions in the availability of consumer credit, or the loss of our relationship with our current financing partners, could have an adverse effect on our business, financial conditions, and operating results.

Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel and senior management.

Our future success depends, in part, on our ability to continue to identify, attract, develop, integrate, and retain qualified and highly skilled personnel, including senior management, engineers, producers, designers, product managers, logistics and supply chain personnel, retail managers, and fitness instructors. In particular, we are highly dependent on the services of John Foley, our Chief Executive Officer and co-founder, who is critical to the development of our business, future vision, and strategic direction. We also heavily rely on the continued service and performance of our senior management team, which provides leadership, contributes to the core areas of our business and helps us to efficiently execute our business. Also imperative to our success are our fitness instructors, who we rely on to bring new, exciting, and innovative fitness and wellness content to our platform, and who act as brand ambassadors. If the senior management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis then our business and future growth prospects could be harmed.

Additionally, the loss of any key personnel could make it more difficult to manage our operations and research and development activities, reduce our employee retention and revenue, and impair our ability to compete. Although we have entered into employment offer letters with our key personnel, these agreements have no specific duration and constitute at-will employment. We do not maintain key person life insurance policies on any of our employees.

Competition for highly skilled personnel is often intense, especially in New York City, where we have a substantial presence and need for highly skilled personnel. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our Class A common stock declines, it may adversely affect our ability to hire or retain highly skilled employees. In addition, we may periodically change our equity compensation practices, which may include reducing the number of employees eligible for equity awards or reducing the size of equity awards granted per employee. If we are unable to attract, integrate, or retain the qualified and highly skilled personnel required to fulfill our current or future needs, our business and future growth prospects could be harmed.

If we cannot maintain our “One Peloton” culture as we grow, we could lose the innovation, teamwork, and passion that we believe contribute to our success and our business may be harmed.

We believe that a critical component of our success has been our corporate culture. We have invested substantial time and resources in building our “One Peloton” culture, which is based on the idea that if we work together, we will be more efficient and perform better because of one another. As we continue to grow, including geographically expanding our presence outside of our headquarters in New York City, and developing the infrastructure associated with being a public company, we will need to maintain our “One Peloton” culture among a larger number of employees, dispersed across various geographic regions. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

We have a limited operating history with which to evaluate and predict the profitability of our subscription model. Additionally, we may introduce new revenue models in the future.

The majority of our Subscribers are on month-to-month subscription terms and may cancel their subscriptions at any time. We have limited historical data with respect to rates of Subscriber subscription renewals, so we may be unable to accurately predict customer renewal rates. Additionally, prior renewal rates may not accurately predict future Subscriber renewal rates for a variety of reasons, such as Subscribers’ dissatisfaction with our offerings and the cost of our subscriptions, macroeconomic conditions, or new offering introductions by us or our competitors. If our Subscribers do not renew their subscriptions, our revenue may decline and our business will suffer.

Furthermore, in the future, we may offer new subscription products, implement promotions, or replace or modify current subscription models, any of which could result in additional costs. It is unknown how our Subscribers will react to new models and whether the costs or logistics of implementing these models will adversely impact our business. If the adoption of new revenue models adversely impacts our Subscriber relationships, then Subscriber growth, Subscriber engagement, and our business, financial condition, and operating results could be harmed.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand.

Our success depends in large part on our proprietary technology and our patents, trade secrets, trademarks, and other intellectual property rights. We rely on, and expect to continue to rely on, a combination of trademark, trade dress, domain name, copyright, trade secret and patent laws, as well as confidentiality and license agreements with our employees, contractors, consultants, and third parties with whom we have relationships, to establish and protect our brand and other intellectual property rights. However, our efforts to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services, or technologies that are substantially similar to ours and that compete with our business.

Effective protection of patents, trademarks, and domain names is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. As we have grown, we have sought to obtain and protect our intellectual property rights in an increasing number of countries, a process that can be expensive and may not always be successful. For example, the U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural requirements to complete the patent application process and to maintain issued patents, and noncompliance or non-payment could result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in a relevant jurisdiction. Further, intellectual property protection may not be available to us in every country in which our products and services are available. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

In order to protect our brand and intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our failure to secure, protect, and enforce our intellectual property rights could seriously damage our brand and our business.

We have been, and in the future may be, sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our market, and litigation, based on allegations of infringement or other violations of intellectual property, is frequent in the fitness and technology industries. Furthermore, it is common for individuals and groups to purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. Our use of third-party content, including music content, software, and other intellectual property rights may be subject to claims of infringement or misappropriation. We cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our platform or services or using certain technologies, force us to implement expensive work-arounds, or impose other unfavorable terms. We expect that the occurrence of infringement claims is likely to grow as the market for fitness products and services grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our Class A common stock may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, financial condition, and operating results.

We rely heavily on third parties for most of our computing, storage, processing, and similar services. Any disruption of or interference with our use of these third-party services could have an adverse effect on our business, financial condition, and operating results.

We have outsourced our cloud infrastructure to third-party providers, and we currently use these providers to host and stream our services and content. We are therefore vulnerable to service interruptions experienced by these providers and we expect to experience interruptions, delays, or outages in service availability in the future due to a variety of factors, including infrastructure changes, human, hardware or software errors, hosting disruptions, and capacity constraints. Outages and capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud, or security attacks. The level of service provided by these providers, or regular or prolonged interruptions in that service, could also affect the use of, and our Members’ satisfaction with, our products and services and could harm our business and reputation. In addition, hosting costs will increase as membership engagement grows, which could harm our business if we are unable to grow our revenue faster than the cost of using these services or the services of similar providers.

Furthermore, our providers have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Our providers may also take actions beyond our control that could seriously harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions on our platform and in our ability to make our content available to Members, as well as delays and additional expenses in arranging for alternative cloud infrastructure services.

Any of these factors could further reduce our revenue, subject us to liability, and cause our Subscribers to decline to renew their subscriptions, any of which could have an adverse effect on our business, financial condition, and operating results.

In addition, customers of certain of our providers have been subject to litigation by third parties claiming that the service and basic HTTP functions infringe their patents. If we become subject to such claims, although we expect our provider to indemnify us with respect to at least a portion of such claims, the litigation may be time consuming, divert management’s attention, and, if our provider failed to indemnify us, adversely impact our operating results.

We face risks, such as unforeseen costs and potential liability in connection with content we produce, license, and distribute through our platform.

As a producer and distributor of content, we face potential liability for negligence, copyright, and trademark infringement, or other claims based on the nature and content of materials that we produce, license, and distribute. We also may face potential liability for content used in promoting our service, including marketing materials. We may decide to remove content from our service, not to place certain content on our service, or to discontinue or alter our production of certain types of content if we believe such content might not be well received by our Members or could be damaging to our brand and business.

To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately does not appear on or is removed from our service, or if we become liable for content we produce, license or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our results of operations. We may not be indemnified against claims or costs of these types and we may not have insurance coverage for these types of claims.

Some of our products and services contain open source software, which may pose particular risks to our proprietary software, technologies, products, and services in a manner that could harm our business.

We use open source software in our products and services and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of many open source licenses to which we are subject have not been interpreted by U.S or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening requests from our developers for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, financial condition, and operating results.

Our Member engagement on mobile devices depends upon effective operation with mobile operating systems, networks, and standards that we do not control.

A significant and growing portion of our Members access our platform through Peloton Digital and there is no guarantee that popular mobile devices will continue to support Peloton Digital or that mobile device users will use Peloton Digital rather than competing products. We are dependent on the interoperability of Peloton Digital with popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the functionality of our digital offering or give preferential treatment to competitors could adversely affect our platform’s usage on mobile devices. Additionally, in order to deliver high-quality mobile content, it is important that our digital offering is designed effectively and works well with a range of mobile technologies, systems, networks, and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks, or standards. In the event that it is more difficult for our Members to access and use our platform on their mobile devices or Members find our mobile offerings do not effectively meet their needs, our competitors develop products and services that are perceived to operate more effectively on mobile devices, or if our Members choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our Member growth and Member engagement could be adversely impacted.

We collect, store, process, and use personal information and other Member data, which subjects us to legal obligations and laws and regulations related to security and privacy, and any actual or perceived failure to meet those obligations could harm our business.

We collect, process, store, and use a wide variety of data from current and prospective Members, including personal information, such as home addresses and geolocation. Federal, state, and international laws and regulations governing privacy, data protection, and e-commerce transactions require us to safeguard our Members’ personal information. Although we have established security procedures to protect Member information, our or our third-party service providers’ security and testing measures may not prevent security breaches. Further, advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security, or other developments may result in a compromise or breach of the technology we use to protect Member data. Any compromise of our security or breach of our Members’ privacy could harm our reputation or financial condition and, therefore, our business.

In addition, a party who circumvents our security measures or exploits inadequacies in our security measures, could, among other effects, misappropriate Member data or other proprietary information, cause interruptions in our operations, or expose Members to computer viruses or other disruptions. Actual or perceived vulnerabilities may lead to claims against

us. To the extent that the measures we or our third-party business partners have taken prove to be insufficient or inadequate, we may become subject to litigation, breach notification obligations, or regulatory or administrative sanctions, which could result in significant fines, penalties, or damages and harm to our reputation. Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our Member data, we may also have obligations to notify Members about the incident and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises Member data.

Furthermore, we may be required to disclose personal data pursuant to demands from individuals, privacy advocates, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws. This disclosure or refusal to disclose personal data may result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations and could result in proceedings or actions against us in the same or other jurisdictions, damage to our reputation and brand, and inability to provide our products and services to consumers in certain jurisdictions. Additionally, changes in the laws and regulations that govern our collection, use, and disclosure of Member data could impose additional requirements with respect to the retention and security of Member data, could limit our marketing activities, and have an adverse effect on our business, financial condition, and operating results.

Cybersecurity risks could adversely affect our business and disrupt our operations.

Threats to network and data security are increasingly diverse and sophisticated. Despite our efforts and processes to prevent breaches, our products and services, as well as our servers, computer systems, and those of third parties that we use in our operations are vulnerable to cybersecurity risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, third-party or employee theft or misuse, and similar disruptions from unauthorized tampering with our servers and computer systems or those of third parties that we use in our operations, which could lead to interruptions, delays, loss of critical data, unauthorized access to Member data, and loss of consumer confidence. In addition, we may be the target of email scams that attempt to acquire personal information or company assets. Despite our efforts to create security barriers to such threats, we may not be able to entirely mitigate these risks. Any cyber-attack that attempts to obtain our or our Members’ data and assets, disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could adversely affect our business, and financial condition and operating results, be expensive to remedy, and damage our reputation. In addition, any such breaches may result in negative publicity, and adversely affect our brand, impacting demand for our products and services, and could have an adverse effect on our business, financial condition, and operating results.

We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater returns than expected, either of which could have an adverse effect on our business, financial condition, and operating results.

We generally provide a minimum 12-month limited warranty on all of our Connected Fitness Products. The occurrence of any material defects in our Connected Fitness Products could make us liable for damages and warranty claims in excess of our current reserves, which could result in an adverse effect on our business prospects, liquidity, financial condition, and cash flows if warranty claims were to materially exceed anticipated levels. In addition, we could incur significant costs to correct any defects, warranty claims, or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality and safety of our products could affect our brand image, decrease consumer and Member confidence and demand, and adversely affect our financial condition and operating results. Also, while our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could have an adverse effect on our business, financial condition, and operating results.

In addition to warranties supplied by us, we also offer the option for customers to purchase third-party extended warranty and services contracts in some markets, which creates an ongoing performance obligation over the warranty period. Extended warranties are regulated in the United States on a state level and are treated differently by state. Outside the United States, regulations for extended warranties vary from country to country. Changes in interpretation of the insurance regulations or other laws and regulations concerning extended warranties on a federal, state, local, or international level may cause us to incur costs or have additional regulatory requirements to meet in the future. Our failure to comply with past, present, and future similar laws could result in reduced sales of our products, reputational damage, penalties, and other sanctions, which could have an adverse effect on our business, financial condition, and operating results.

We or our Subscribers may be subject to sales and other taxes, and we may be subject to liabilities on past sales for taxes, surcharges, and fees.

The application of indirect taxes, such as sales and use tax, subscription sales tax, value-added tax, provincial taxes, goods and services tax, business tax, and gross receipt tax, to businesses like ours and to our Subscribers is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, the federal government, or other countries may seek to impose additional reporting, record-keeping, or indirect tax collection obligations on businesses like ours that offer subscription services and other fitness offerings. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance, and audit requirements could have an adverse effect on our business, financial condition, and operating results.

We continue to analyze our exposure for taxes and liabilities and have accrued $3.9 million, $5.7 million, and $5.1 million for fiscal 2017 and 2018 and the nine months ended March 31, 2019, respectively, for loss contingencies resulting from potential taxes and liabilities.

From time to time, we may be subject to legal proceedings, regulatory disputes, and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention, and materially harm our business, financial condition, and operating results.

From time to time, we may be subject to claims, lawsuits, government investigations, and other proceedings involving products liability, competition and antitrust, intellectual property, privacy, consumer protection, securities, tax, labor and employment, commercial disputes, and other matters that could adversely affect our business operations and financial condition. As we have grown, we have seen a rise in the number and significance of these disputes and inquiries. Litigation and regulatory proceedings, and particularly the intellectual property infringement matters that we are currently facing or could face, may be protracted and expensive, and the results are difficult to predict. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our products or services, make content unavailable, or require us to stop offering certain features, all of which could negatively affect our membership and revenue growth. See the section titled “Business—Legal Proceedings”

The results of litigation, investigations, claims, and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, financial condition, and operating results.

Changes in how we market our products and services could adversely affect our marketing expenses and subscription levels.

We use a broad mix of marketing and other brand-building measures to attract Members. We use traditional television and online advertising, as well as third-party social media platforms such as Facebook, Twitter, and Instagram, as marketing tools. As television advertising, online, and social media platforms continue to rapidly evolve or grow more competitive, we must continue to maintain a presence on these platforms and establish a presence on new or emerging popular social media and advertising and marketing platforms. If we cannot cost effectively use these marketing tools or if we fail to promote our products and services efficiently and effectively, our ability to acquire new Members and our financial condition may suffer. In addition, an increase in the use of television, online, and social media for product promotion and marketing may increase the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment, and tax rates. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. To date, our business has operated almost exclusively in a relatively strong economic environment and, therefore, we cannot be sure the extent to which we may be affected by recessionary conditions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services could have an adverse effect on our business, financial condition, and operating results.

Covenants in the loan and security agreement governing our revolving credit facility may restrict our operations, and if we do not effectively manage our business to comply with these covenants, our financial condition could be adversely impacted.

We entered into an amended and restated loan and security agreement, the Credit Agreement, with JPMorgan Chase Bank, N.A., Bank of America, N.A., Barclays Bank PLC, Goldman Sachs Lending Partners LLC, and Silicon Valley Bank in June 2019, which amended and restated the loan and security agreement that we previously entered into in November 2017, providing for a $250 million secured revolving line of credit. The term loan and revolving credit facility contains various restrictive covenants, including, among other things, minimum liquidity and revenue requirements, restrictions on our ability to dispose of assets, make acquisitions or investments, incur debt or liens, make distributions to our stockholders, or enter into certain types of related party transactions. These restrictions may restrict our current and future operations, particularly our ability to respond to certain changes in our business or industry, or take future actions. Pursuant to the agreement, we granted the parties thereto a security interest in substantially all of our assets. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreement” for additional information.

Our ability to meet these restrictive covenants can be impacted by events beyond our control and we may be unable to do so. Our loan and security agreement provide that our breach or failure to satisfy certain covenants constitutes an event of default. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding under its debt agreements to be immediately due and payable. In addition, our lenders would have the right to proceed against the assets we provided as collateral pursuant to the loan and security agreement. If the debt under our loan and security agreement was to be accelerated, we may not have sufficient cash on hand or be able to sell sufficient collateral to repay it, which would have an immediate adverse effect on our business and operating results. This could potentially cause us to cease operations and result in a complete loss of your investment in our Class A common stock.

We may engage in merger and acquisition activities, which could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.

As part of our business strategy, we acquired our first company in 2018 and have made or may make investments in other companies, products, or technologies in the future. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all, in the future. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by Members or investors. Moreover, an acquisition, investment, or business relationship may result in unforeseen operating difficulties and expenditures, including disrupting our ongoing operations, diverting management from their primary responsibilities, subjecting us to additional liabilities, increasing our expenses, and adversely impacting our business, financial condition, and operating results. Moreover, we may be exposed to unknown liabilities and the anticipated benefits of any acquisition, investment, or business relationship may not be realized, if, for example, we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company.

To pay for any such acquisitions, we would have to use cash, incur debt, or issue equity securities, each of which may affect our financial condition or the value of our capital stock and could result in dilution to our stockholders. If we incur more debt it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations. Additionally, we may receive indications of interest from other parties interested in acquiring some or all of our business. The time required to evaluate such indications of interest could require significant attention from management, disrupt the ordinary functioning of our business, and could have an adverse effect on our business, financial condition, and operating results.

We may require additional capital to support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, and may result in stockholder dilution.

We expect that our existing cash and cash equivalents, together with our net proceeds from this offering, will be sufficient to meet our anticipated cash needs for the foreseeable future. However, we intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to promote our products and services, develop new products and services, enhance our existing products, services, and operating infrastructure, and potentially to acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed could have an adverse effect on our business, financial condition, and operating results. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our Class A common stock could suffer significant dilution, and any new shares we issue could have rights, preferences, and privileges superior to those of our Class A common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We are subject to payment processing risk.

Our customers pay for our products and services using a variety of different payment methods, including credit and debit cards, gift cards, and online wallets. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted. We leverage our third-party payment processors to bill Subscribers on our behalf. If these third parties become unwilling or unable to continue processing payments on our behalf, we would have to find alternative methods of collecting payments, which could adversely impact Subscriber acquisition and retention. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation and if not adequately controlled and managed could create negative consumer perceptions of our service.

Our ability to use our net operating loss to offset future taxable income may be subject to certain limitations.

As of June 30, 2018, we had U.S. federal net operating loss carryforwards, or NOLs, and state NOLs of approximately $110 million and $94 million, respectively, due to prior period losses which if not utilized will begin to expire for federal and state tax purposes beginning in 2036 and 2021, respectively. Realization of these NOLs depends on future income, and there is a risk that our existing NOLs could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our operating results.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. We have undergone two ownership changes on November 30, 2015 and April 18, 2017 and our NOLs arising before those dates are subject to one or more Section 382 limitations which may materially limit the use of such NOLs to offset our future taxable income. In addition, this offering, as well as future changes in our stock ownership, the causes of which may be outside of our control, could result in an additional ownership change under Section 382 of the Code. Our NOLs may also be impaired under state laws. In addition, under the 2017 Tax Cuts and Jobs Act, or the Tax Act, tax losses generated in taxable years beginning after December 31, 2017 may be utilized to offset no more than 80% of taxable income annually. This change may require us to pay federal income taxes in future years despite generating a loss for federal income tax purposes. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

We may face exposure to foreign currency exchange rate fluctuations.

While we have historically transacted in U.S. dollars with the majority of our Subscribers and suppliers, we have transacted in some foreign currencies, such as the Canadian Dollar and U.K Pound Sterling, and may transact in more foreign currencies in the future. Further, certain of our manufacturing agreements provide for fixed costs of our Connected Fitness Products and hardware in Taiwanese dollars but provide for payment in U.S. dollars based on the then-current Taiwanese dollar to U.S. dollar spot rate. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and operating results. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and operating results. In addition, to the extent that fluctuations in currency exchange rates cause our operating results to differ from our expectations or the expectations of our investors, the trading price of our Class A common stock could be lowered. We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and may introduce additional risks if we are unable to structure effective hedges with such instruments.

We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

The United States and various foreign governments have imposed controls, export license requirements, and restrictions on the import or export of certain technologies. Our products may be subject to U.S. export controls, which may require submission of a product classification and annual or semi-annual reports. Compliance with applicable regulatory requirements regarding the export of our products and services may create delays in the introduction of our products and services in international markets, prevent our international Members from accessing our products and services, and, in some cases, prevent the export of our products and services to some countries altogether.

Furthermore, U.S. export control laws and economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to targets of U.S. sanctions, our products and services, including our firmware updates, could be provided to those targets or provided by our Members. Any such provision could have negative consequences, including government investigations, penalties, reputational harm. Our failure to obtain required import or export approval for our products could harm our international and domestic sales and adversely affect our revenue.

We could be subject to future enforcement action with respect to compliance with governmental export and import controls and economic sanctions laws that result in penalties, costs, and restrictions on export privileges that could have an adverse effect on our business, financial condition, and operating results.

Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws that prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results and financial condition.

We have begun to implement an anti-corruption compliance program and policies, procedures and training designed to foster compliance with these laws, however, our employees, contractors, and agents, and companies to which we outsource certain of our business operations, may take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, operating results and prospects.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Changes in legislation in U.S. and foreign taxation of international business activities or the adoption of other tax reform policies, as well as the application of such laws, could adversely impact our financial position and operating results.

Recent or future changes to U.S., U.K. and other foreign tax laws could impact the tax treatment of our foreign earnings. We generally conduct our international operations through wholly owned subsidiaries, branches, or representative offices and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Further, we are in the process of implementing an international structure that aligns with our financial and operational objectives as evaluated based on our international markets, expansion plans, and operational needs for headcount and physical infrastructure outside the United States. The intercompany relationships between our legal entities are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Although we believe we are compliant with applicable transfer pricing and other tax laws in the United States, the United Kingdom, and other relevant countries, due to changes in such laws and rules, we may have to modify our international structure in the future, which will incur costs, may increase our worldwide effective tax rate, and may adversely affect our financial position and operating results. In addition, significant judgment is required in evaluating our tax positions and determining our provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the relevant tax, accounting, and other laws, regulations, principles, and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the manner in which the arm’s-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property.

If U.S., U.K., or other foreign tax laws further change, if our current or future structures and arrangements are challenged by a taxing authority, or if we are unable to appropriately adapt the manner in which we operate our business, we may have to undertake further costly modifications to our international structure and our tax liabilities and operating results may be adversely affected.

The requirements of being a public company, including maintaining adequate internal control over our financial and management systems, may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to reporting requirements of the Securities Exchange Act of 1934, as amended, or the

Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the rules subsequently implemented by the SEC, the rules and regulations of the listing standards of                 , and other applicable securities rules and regulations. Compliance with these rules and regulations will likely strain our financial and management systems, internal controls, and employees.

The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. Moreover, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and internal control over, financial reporting to meet this standard, significant resources and management oversight may be required. In the course of preparing our financial statements for fiscal 2018, we identified material weaknesses in our internal control over financial reporting. If, in the future, we have material weaknesses or deficiencies in our internal control over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. Effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud.

In addition, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act when we cease to be an emerging growth company. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, operating results, and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, our finance team is small and we may need to hire more employees in the future, or engage outside consultants, which will increase our operating expenses.

We also expect that being a public company and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors and qualified executive officers.

We have identified material weaknesses in our internal control over financial reporting and if our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

In the course of preparing our financial statements for fiscal 2018, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to information technology general controls, controls to address segregation of certain accounting duties, timely reconciliation and analysis of certain key accounts and the review of journal entries. We have concluded that these material weaknesses arose because, as a private company, we did not have the necessary business processes, systems, personnel and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

To address our material weaknesses, we have added personnel as well as implemented new financial systems and processes. We intend to continue to take steps to remediate the material weaknesses described above through hiring additional qualified accounting and financial reporting personnel, and further evolving our accounting processes. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time.

Furthermore, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the                .

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and stockholders’ equity/deficit, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue related reserves, fair value measurements including common stock valuations, useful lives of property plant and equipment, product warranty, goodwill and finite-lived intangible assets, accounting for income taxes, stock-based compensation expense and commitments and contingencies. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class A common stock.

Our reported financial results may be negatively impacted by the changes in GAAP.

GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. For example, in February 2016, the FASB issued ASU No. 2016-02, or Topic 842, Leases, which requires recognition of lease assets and lease liabilities on the balance sheet by lessees for leases classified as operating leases with a term of more than 12 months. Topic 842 is effective for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact of adoption that this standard will have on our consolidated financial statements and related disclosures, but expect the most significant changes will be related to the recognition of new right-of-use assets and lease liabilities on our balance sheet for real estate operating leases, as well as the de-recognition of the build-to-suit asset and liability. See Note 2 of the notes to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, we cannot assure you that our business will grow at a similar rate, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the connected fitness and wellness market, including estimates based on our own internal survey data, may prove to be inaccurate. Even if the market experiences the forecasted growth described in this prospectus, we may not grow our business at a similar rate, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

Our business is subject to the risk of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by manmade problems such as terrorism.

Our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, and similar events. The third-party systems and operations and manufacturers we rely on are subject to similar risks. For example, a significant natural disaster, such as an earthquake, fire, or flood, could have an adverse effect on our business, financial condition and operating results, and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our or our suppliers’ and manufacturers’ businesses or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting locations that store significant inventory of our products, that house our servers, or from which we generate content. As we rely heavily on our computer and communications systems, and the internet to conduct our business and provide high-quality customer service, these disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt suppliers’ and manufacturers’ businesses, which could have an adverse effect on our business, financial condition, and operating results.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We are subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which will require us to conduct due diligence on and disclose whether or not our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability, and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes, or sources of supply as a consequence of such due diligence activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to alter our products, processes, or sources of supply to avoid such materials.

Risks Related to the Ownership of Our Class A Common Stock

There has been no prior public market for our Class A common stock, the stock price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock was determined through negotiations among us, the selling stockholders, and the underwriters and may vary from the market price of our Class A common stock following this offering. The market prices of the securities of newly public companies such as us have historically been highly volatile. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets and the performance of technology companies in particular;

•	variations in our operating results, cash flows, and other financial metrics and non-financial metrics, and how those results compare to analyst expectations;

•	changes in the financial projections we may provide to the public or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	recruitment or departure of key personnel;

•	the economy as a whole and market conditions in our industry;

•

negative publicity related to problems in our manufacturing or the real or perceived quality of our products, as well as the failure to timely launch new products or services that gain market acceptance;

•	rumors and market speculation involving us or other companies in our industry;

•	announcements by us or our competitors of new products, services, features and content, significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	lawsuits threatened or filed against us, litigation involving our industry, or both;

•	developments or disputes concerning our or other parties’ products, services, or intellectual property rights;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

•	the expiration of contractual lock-up or market standoff agreements; and

•	sales of shares of our Class A common stock by us or our stockholders.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Sales, directly or indirectly, of a substantial amount of our Class A common stock in the public markets by our existing security holders may cause the price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing security holders have substantial unrecognized gains on the value of the equity they hold, and may take, or attempt to take, steps to sell, directly or indirectly, their shares or otherwise secure, or limit the risk to, the value of their unrecognized gains on those shares. Based on zero shares of our Class A common stock and 233,559,234 shares of our Class B common stock outstanding as of March 31, 2019, we will have                (                shares if the option to purchase additional shares is exercised in full) of our Class A common stock and                shares of our Class B common stock (                shares if the option to purchase additional shares is exercised in full) outstanding after this offering.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144 and any applicable lock-up agreements described below. Approximately                  shares of Class A common stock, assuming no exercise of outstanding options, will be immediately available for sale in the public market. Approximately                  shares of our common stock are also subject to the lock-up agreement or market standoff agreements described below.

In connection with this offering, subject to certain customary exceptions, we, all of our directors and executive officers, and holders of approximately                  of our outstanding securities, have entered into market standoff agreements with us or lock-up agreements with the underwriters that prohibit from selling, contracting to sell, granting any option for the sale of, transferring, or otherwise disposing of any shares of common stock, stock options, or any security or instrument related to common stock or stock options without the permission of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters for a period of 180 days from the date of this prospectus, subject to early termination as described below.

We have a large number of security holders and such security holders have acquired their interests over an extended period of time and pursuant to a number of different agreements containing a variety of terms governing restrictions on the sale, short sale, transfer, hedging, pledging, or other disposition of their interests in our equity. Holders of our outstanding shares of Class A common stock and securities convertible into or exercisable or exchangeable for shares of our Class A common stock are subject to restrictions on their ability to sell or transfer their equity either prior to the pricing of this offering or from the pricing of this offering through the date that is 180 days after the date of this prospectus. We refer to such period as the lock-up period. Pursuant to the lock-up agreements with the underwriters, if (1) at least 120 days have elapsed since the date of this prospectus, (2) we have publicly released our earnings results for the quarterly period during which this offering occurred, and (3) such lock-up period is scheduled to end during or within five trading days prior to a broadly applicable period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, such lock-up period will end ten trading days prior to the commencement of such blackout period. We and the underwriters may release certain stockholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period. Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and to the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that holders of beneficial interests who are not holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, an equity holder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge, or otherwise dispose of, their equity interests at any time after the closing of this offering. Any such transaction described above involving shares of our Class A common stock, or any perception by the market that such transaction may occur, could cause our stock price to decline.

When the applicable lock-up and market standoff periods described above expire, we and our security holders subject to a lock-up agreement or market standoff agreement will be able to sell our shares in the public market. In addition, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters, may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. Sales of a substantial number of such shares upon expiration of the lock-up and market standoff agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

In addition, as of March 31, 2019, we had stock options outstanding that, if fully exercised, would result in the issuance of 52,320,991 shares of Class B common stock. All of the shares of Class B common stock issuable upon the exercise of stock options, and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up or market standoff agreements and applicable vesting requirements.

Immediately following this offering, the holders of                shares of our Class B common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders.

We may also issue our shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, or otherwise. Any further issuance could result in substantial dilution to our existing stockholders and cause the market price of our Class A common stock to decline.

The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our directors, executive officers, and 5% stockholders who will hold in the aggregate     % of the voting power of our capital stock following the completion of this offering, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Our Class B common stock has 20 votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Following this offering, the holders of our outstanding Class B common stock will hold         % of the voting power of our outstanding capital stock, with our directors, executive officers, and holders of more than 5% of our common stock, and their respective affiliates, holding in the aggregate     % of the voting power of our capital stock. Because of the twenty-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the earlier of                . This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. See the section titled “Description of Capital Stock—Anti-Takeover Provisions” for additional information.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

Certain stock index providers, such as S&P Dow Jones and FTSE Russell, exclude companies with multiple classes of shares of common stock from being added to certain stock indices, including the S&P 500. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A common stock in such indices, may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class A common stock. Any exclusion from stock indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

We are an “emerging growth company” and intend to take advantage of the reduced disclosure requirements applicable to emerging growth companies which may make our Class A common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (2) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC. For so long as we remain an emerging growth company, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies,” including:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We currently intend to take advantage of the available exemptions described above. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an emerging growth company. We cannot predict if investors will find our Class A common stock less attractive if we rely on these exemptions. Furthermore, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. If some investors find our Class A common stock less attractive as a result of these decisions, there may be a less active trading market for our Class A common stock and the price of our Class A common stock may be more volatile.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have any control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

An active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Class A common stock. We intend to apply to list our Class A common stock on the                , however, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of Class A common stock. An inactive market may also impair our ability to raise capital by selling shares or to acquire other companies or technologies by using our shares as consideration. We cannot predict the prices at which our Class A common stock will trade. The initial public offering price of our Class A common stock will be determined by negotiations between us, the selling stockholders, and the underwriters and may not bear any relationship to the market price at which our Class A common stock will trade after this offering or to any other established criteria of the value of our business and prospects.

Because the initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, based on the midpoint of the price range set forth on the cover page of this prospectus, and the issuance by us of                shares of Class A common stock in this offering, you will experience immediate dilution of $                per share, the difference between the price per share you pay for our Class A common stock and its pro forma net tangible book value per share as of                 , 2019. Furthermore, if the underwriters exercise their option to purchase additional shares, if outstanding stock options are exercised, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional shares of our Class A common stock, you could experience further dilution. See the section titled “Dilution” for additional information.

We will have broad discretion in the use of the net proceeds we receive in this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds we receive in this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, operating results, and prospects could be harmed, and the market price for our Class A common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield to our stockholders. These investments may not yield a favorable return to our investors.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by the restrictions under the terms of our loan and security agreement. We anticipate that for the foreseeable future we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult, limit attempts by our stockholders to replace or remove our current management, limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees, and limit the market price of our Class A common stock.

Provisions in our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering may have the effect of delaying or preventing a merger, acquisition or other change of control of our company that the stockholders may consider favorable. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, our restated certificate of incorporation and restated bylaws include provisions that:

•	provide that our board of directors will be classified into three classes of directors with staggered three-year terms;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that only the chairman of our board of directors, our chief executive officer, or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit cumulative voting;

•	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

•

provide for a dual class common stock structure in which holders of our Class B common stock may have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or DGCL, our restated certificate of incorporation, or our restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. This exclusive forum provision will not apply to claims that are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not preclude the filing of claims brought to enforce any liability or duty created by the Exchange Act or Securities Act or the rules and regulations thereunder in federal court.

Moreover, Section 203 of the DGCL may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan, “target,” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit, operating expenses including changes in research and development, sales and marketing, and general and administrative expenses (including any components of the foregoing), and our ability to achieve and maintain future profitability;

•	our business plan and our ability to effectively manage our growth;

•	anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;

•	our market opportunity, including our TAM and SAM;

•	our international expansion plans and ability to continue to expand internationally;

•	market acceptance of our Connected Fitness Products and services;

•	beliefs and objectives for future operations;

•	our ability to increase sales of our Connected Fitness Products and services;

•	our ability to further penetrate our existing Subscriber base and maintain and expand our Subscriber base;

•	our ability to develop new Connected Fitness Products and services and bring them to market in a timely manner and make enhancements to our Connected Fitness Products;

•	the effects of seasonal trends on our results of operations;

•	our expectations concerning relationships with third parties;

•	our ability to maintain, protect, and enhance our intellectual property;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally; and

•	economic and industry trends, projected growth, or trend analysis.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, is based on information from various sources, including our own estimates, as well as assumptions that we have made that are based on such data and other similar sources, and on our knowledge of the market for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity, and market size information included in this prospectus is generally reliable, information of this sort is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

This prospectus contains statistical data, estimates, and forecasts that are based on industry publications or reports generated by third-party providers, or other publicly available information, as well as other information based on internal estimates.

The sources of certain statistical data, estimates, and forecasts contained in this prospectus are provided below:

•	Global Wellness Institute, Wellness Now a $4.2 Trillion Global Industry, October 2018.

•	Kagan, a media research group of S&P Global Market Intelligence, Kagan Data Services: Economics of Mobile Music 2018 Edition, November 2018.

•	Kagan, a media research group of S&P Global Market Intelligence, U.S. Online Video Projections Through 2028, August 2018.

•	National Business Group on Health, Companies Expand Well-Being Programs and Increase Financial Incentives, April 2017.

•	Pew Research Center, 7 Facts About American Dads, June 2018.

•

The following reports from The International Health, Racquet & Sportsclub Association: The 2018 IHRSA Health Club Consumer Report, 2018 IHRSA Global Report, IHRSA’s Guide to the Boutique Studio, and 2009 IHRSA Global Report.

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of                 shares of our Class A common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us, will be approximately $                million, or $                million if the underwriters’ option to purchase additional shares is exercised in full. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share would increase (decrease) the net proceeds that we receive from this offering by approximately $                million, assuming the number of shares of our Class A common stock offered by us remains the same, and after deducting the estimated underwriting discount. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our Class A common stock offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $                million, assuming that the assumed initial public offering price of $                remains the same, and after deducting the estimated underwriting discount.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for us and our stockholders. We primarily intend to use the net proceeds that we receive from this offering for working capital and other general corporate purposes, which may include research and development and sales and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time.

We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. In addition, our Credit Agreement contains restrictions on our ability to pay cash dividends on our capital stock. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2019 on:

•	an actual basis;

•

a pro forma basis to give effect to (1) the redesignation of our outstanding common stock as Class B common stock in                2019, (2) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock outstanding as of March 31, 2019 into 210,640,629 shares of our Class B common stock, (3) the automatic conversion of an outstanding warrant exercisable for 240,000 shares of our common stock as of March 31, 2019 into a warrant exercisable for the same number of shares of our Class B common stock, and (4) the filing and effectiveness of our restated certificate of incorporation; and

•

a pro forma as adjusted basis to give effect to (1) the adjustments described above as well as the sale and issuance by us of            shares of our Class A common stock offered in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us and (2) the automatic conversion of            shares of our Class B common stock into an equivalent number of shares of our Class A common stock upon their sale by the selling stockholders in this offering.

The pro forma as adjusted information below is illustrative only, and our cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

As of March 31, 2019
	Actual	Pro Forma	Pro Forma as Adjusted(1)
(unaudited)
(in millions, except share and per share data)
Cash and cash equivalents	$235.4	$	$

Redeemable convertible preferred stock, $0.000025 par value per share: 215,443,468 shares authorized, 210,640,629 shares issued and outstanding, actual; zero shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	941.1
Stockholders’ (deficit) equity:
Preferred stock, $0.000025 par value per share; zero shares authorized, issued, and outstanding, actual; shares authorized, zero shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.000025 par value per share; 400,000,000 shares authorized, 22,918,605 shares issued and outstanding, actual; zero shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—
Class A common stock, $0.000025 par value per share: zero shares authorized, issued, and outstanding, actual; shares authorized, zero shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock, $0.000025 par value per share: zero shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—

	As of March 31, 2019
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(unaudited)
	(in millions, except share and per share data)
Additional paid-in capital	72.3
Accumulated deficit	(582.0)

Total stockholders’ (deficit) equity	(508.7)

Total capitalization	$432.4	$	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $                million, assuming that the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization would increase by approximately $                , after deducting the estimated underwriting discount and we would have                 shares of our Class A common stock and                 shares of our Class B common stock issued and outstanding, pro forma as adjusted.

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering is based upon zero shares of our Class A common stock outstanding and 233,559,234 shares of our Class B common stock outstanding, in each case, as of March 31, 2019 (prior to the automatic conversion of                shares of our Class B common stock into an equivalent number of shares of our Class A common stock upon their sale by the selling stockholders in this offering) and does not include:

•

52,320,991 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of March 31, 2019, with a weighted-average exercise price of $4.22 per share;

•

15,373,712 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted between March 31, 2019 and July 1, 2019 with an exercise price of $14.59 per share;

•	240,000 shares of our Class B common stock issuable upon the exercise of a warrant to purchase Class B common stock outstanding as of March 31, 2019, with an exercise price of $0.19 per share; and

•

             shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (1) 23,749,725 shares of our Class B common stock reserved for future issuance under our 2015 Plan as of March 31, 2019 (which reserve does not reflect the options to purchase shares of our Class B common stock granted after March 31, 2019), (2)                 shares of our Class A common stock reserved for future issuance under our 2019 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (3)                shares of our Class A common stock reserved for issuance under our 2019 ESPP, which will become effective on the date of this prospectus.

On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2015 Plan will be added to the shares of our Class A common stock reserved for issuance under our 2019 Plan, and we will cease granting awards under the 2015 Plan. Our 2019 Plan and 2019 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit Plans” for additional information.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of Class A common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of Class A common stock immediately after this offering.

As of March 31, 2019, our pro forma net tangible book value was approximately $            million, or $            per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2019, after giving effect to (1) the redesignation of our outstanding common stock as Class B common stock on                , 2019, (2) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock outstanding as of March 31, 2019 into 210,640,629 shares of our Class B common stock, (3) the automatic conversion of an outstanding warrant exercisable for 240,000 shares of our common stock as of March 31, 2019 into a warrant exercisable for the same number of shares of our Class B common stock, and (4) the filing and effectiveness of our restated certificate of incorporation.

After giving effect to our sale in this offering of            shares of our Class A common stock, at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2019 would have been approximately $            million, or $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and an immediate dilution of $            per share to investors purchasing Class A common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2019, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $            per share and would increase (decrease) the dilution per share to new investors in this offering by $            per share, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $            per share and would increase (decrease) the dilution to new investors by $            per share, assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be $            per share and the dilution in pro forma net tangible book value per share to investors in this offering would be $            per share.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2019, after giving effect to the pro forma adjustments described above, the difference between existing stockholders and new investors purchasing shares of Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid by investors purchasing shares in this offering at an assumed offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discount and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100%	$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discount.

Sales of shares of Class A common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                , or approximately            % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to                , or approximately            % of the total shares of common stock outstanding after this offering.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our Class A common stock. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own            % and our new investors would own                % of the total number of shares of our common stock outstanding after this offering.

In addition, to the extent we issue any additional stock options or any outstanding stock options or warrant are exercised, or we issue any other securities or convertible debt in the future, investors will experience further dilution.

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering is based upon zero shares of our Class A common stock outstanding and 233,559,234 shares of our Class B common stock outstanding, in each case, as of March 31, 2019 (prior to the automatic conversion of            shares of our Class B common stock into an equivalent number of shares of our Class A common stock upon their sale by the selling stockholders in this offering) and does not include:

•

52,320,991 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of March 31, 2019, with a weighted-average exercise price of $4.22 per share;

•

15,373,712 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted between March 31, 2019 and July 1, 2019 with an exercise price of $14.59 per share;

•	240,000 shares of our Class B common stock issuable upon the exercise of a warrant to purchase Class B common stock outstanding as of March 31, 2019, with an exercise price of $0.19 per share; and

•

             shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (1) 23,749,725 shares of our Class B common stock reserved for future issuance under our 2015 Plan as of March 31, 2019 (which reserve does not reflect the options to purchase shares of our Class B common stock granted after March 31, 2019), (2)                 shares of our Class A common stock reserved for future issuance under our 2019 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (3)                shares of our Class A common stock reserved for issuance under our 2019 ESPP, which will become effective on the date of this prospectus.

On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2015 Plan will be added to the shares of our Class A common stock reserved for issuance under our 2019 Plan, and we will cease granting awards under the 2015 Plan. Our 2019 Plan and 2019 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit Plans” for additional information.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present selected historical financial and other data for our business. We derived our selected consolidated statements of operations for fiscal 2017 and fiscal 2018 and our selected consolidated balance sheet data as of June 30, 2017 and June 30, 2018 from our audited consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared in accordance with GAAP on the same basis as our audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, that are necessary for the fair statement of our consolidated financial position as of March 31, 2019 and our consolidated results of operations for the nine months ended March 31, 2018 and 2019. Our historical results are not necessarily indicative of the results that may be expected for any other period in the future, and our consolidated results of operations for the nine months ended March 31, 2019 are not necessarily indicative of the results to be expected for the full year or any other period. You should read the following selected consolidated financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus. Our fiscal year end is June 30, and our fiscal quarters end on September 30, December 31, March 31, and June 30. Our fiscal years ended June 30, 2017, 2018, and 2019 are referred to herein as fiscal 2017, fiscal 2018, and fiscal 2019, respectively.

	Fiscal Year Ended June 30,		Nine Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in millions, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Connected Fitness Products	$183.5	$348.6	$270.9	$560.8
Subscription	32.5	80.3	53.3	120.1
Other	2.6	6.2	4.2	10.7

Total revenue	218.6	435.0	328.4	691.7

Cost of revenue(1)(2):
Connected Fitness Products	113.5	195.0	152.2	321.1
Subscription	29.3	45.5	32.3	74.6
Other	1.9	4.9	3.1	12.5

Total cost of revenue	144.7	245.4	187.5	408.2

Gross profit	73.9	189.6	140.9	283.5

Operating expenses:
Research and development(1)(2)	13.0	23.4	16.7	37.8
Sales and marketing(1)(2)	86.0	151.4	118.8	246.1
General and administrative(1)(2)	45.6	62.4	41.9	152.4

Total operating expenses	144.7	237.1	177.3	436.4

Loss from operations	(70.7)	(47.5)	(36.5)	(152.9)
Other income (expense), net	(0.3)	(0.3)	(0.5)	4.9

Loss before provision for income taxes	(71.1)	(47.8)	(37.0)	(148.0)

Provision for income taxes	—	0.1	—	0.2

Net loss	$(71.1)	$(47.9)	$(37.0)	$(148.2)

	Fiscal Year Ended June 30,			Nine Months Ended March 31,
	2017	2018		2018	2019
				(unaudited)
	(in millions, except share and per share data)
Net loss attributable to common stockholders	$(163.4)		$(47.9)	$(37.0)		$(198.3)

Net loss per share attributable to common stockholders, basic and diluted(3)	$(5.97)		$(2.18)	$(1.77)		$(8.37)

Weighted-average common shares outstanding, basic and diluted(3)	27,379,789		21,934,228	20,864,155		23,673,350

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)		$			$

Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(3)

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended June 30,		Nine Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in millions)
Cost of revenue:
Connected Fitness Products	$—	$—	$—	$0.1
Subscription	0.1	0.5	0.3	2.4
Other	—	—	—	—

Total cost of revenue	0.1	0.5	0.3	2.5

Research and development	0.4	0.8	0.5	5.4
Sales and marketing	0.4	0.7	0.5	7.2
General and administrative	9.5	6.5	4.2	61.0

Total stock-based compensation expense	$10.3	$8.5	$5.5	$76.0

(2)	Includes depreciation and amortization expense as follows:

	Fiscal Year Ended June 30,		Nine Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in millions)
Cost of revenue:
Connected Fitness Products	$0.4	$0.3	$0.2	$0.8
Subscription	1.2	2.8	1.3	7.5
Other	—	—	—	—

Total cost of revenue	1.6	3.1	1.6	8.3

Research and development	—	—	—	—
Sales and marketing	1.0	1.7	1.3	2.6
General and administrative	1.1	1.8	1.2	4.1

Total depreciation and amortization expense	$3.7	$6.6	$4.0	$15.0

(3)

See Notes 14 and                of the notes to our audited consolidated financial statements and Notes 16 and                of the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted, and pro forma net loss per share attributable to common stockholders, basic and diluted.

	As of June 30,		As of March 31,
	2017	2018	2019
			(unaudited)
Consolidated Balance Sheet Data:	(in millions)
Cash and cash equivalents	$155.0	$150.6	$235.4
Working capital	117.6	33.6	344.6
Total assets	198.7	271.2	845.1
Customer deposits and deferred revenue	25.6	88.5	101.6
Redeemable convertible preferred stock	406.3	406.3	941.1
Total stockholders’ deficit	(281.6)	(315.6)	(508.7)

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance.

Adjusted EBITDA and Adjusted EBITDA Margin

We calculate Adjusted EBITDA as net loss adjusted to exclude: interest income, net; other income, net; provision for income taxes; depreciation and amortization expense; stock-based compensation expense; content costs for past use; costs related to acquisitions; extraordinary litigation expenses; and the ground lease expense related to build-to-suit lease obligations. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenue.

We use Adjusted EBITDA and Adjusted EBITDA Margin as measures of operating performance and the operating leverage in our business. We believe that these non-GAAP financial measures are useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

•

Adjusted EBITDA and Adjusted EBITDA Margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expense, depreciation and amortization expense, interest expense, other (income) expense, net, and provision for income taxes that can vary substantially from company to company depending upon their financing, capital structures, and the method by which assets were acquired;

•

our management uses Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with financial measures prepared in accordance with GAAP for planning purposes, including the preparation of our annual operating budget, as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance; and

•

Adjusted EBITDA and Adjusted EBITDA Margin provide consistency and comparability with our past financial performance, facilitate period-to-period comparisons of our core operating results, and also facilitate comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Our use of Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider these measures in isolation or as substitutes for analysis of our financial results as reported under GAAP. Some of these limitations are, or may in the future be, as follows:

•

although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA and Adjusted EBITDA Margin exclude stock-based compensation expense, which has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

•

Adjusted EBITDA and Adjusted EBITDA Margin do not reflect: (1) changes in, or cash requirements for, our working capital needs; (2) interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces cash available to us; or (3) tax payments that may represent a reduction in cash available to us;

•

from time to time, we execute music royalty agreements with various music rights holders. As part of our go-forward agreements, we may enter into agreements whereby we are released from all potential licensor claims regarding our past use of copyrighted material in our content in exchange for a mutually-agreed payment. Adjusted EBITDA and Adjusted EBITDA Margin do not reflect such costs for past use content agreements in the periods presented.

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect litigation expenses that are outside of the ordinary course of our business;

•

Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the non-cash ground lease expense related to our new corporate headquarters lease whereby we are considered, for accounting purposes only, the owner of the construction project under current build-to-suit lease accounting;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect transaction costs related to acquisitions; and

•

the expenses and other items that we exclude in our calculation of Adjusted EBITDA and Adjusted EBITDA Margin may differ from the expenses and other items, if any, that other companies may exclude from Adjusted EBITDA when they report their operating results and we may, in the future, exclude other significant, unusual or non-recurring expenses or other items from these financial measures.

Because of these limitations, Adjusted EBITDA and Adjusted EBITDA Margin should be considered along with other operating and financial performance measures presented in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure prepared in accordance with GAAP, for each of the periods indicated:

	Fiscal Year Ended June 30,		Nine Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(dollars in millions)
Net loss	$(71.1)	$(47.9)	$(37.0)	$(148.2)
Adjusted to exclude the following:
Other income (expense), net	(0.3)	(0.3)	(0.5)	4.9
Provision for income taxes	—	0.1	—	0.2
Depreciation and amortization expense	3.7	6.6	4.0	15.0
Stock-based compensation expense	10.3	8.5	5.5	76.0
Content costs for past use	15.5	14.5	11.9	16.4
Transaction costs	—	0.5	—	—
Litigation expenses	5.0	1.5	0.9	9.7
Ground lease expense related to build-to-suit obligations	—	—	—	4.4

Adjusted EBITDA	$(36.2)	$(15.9)	$(14.2)	$(31.3)

Adjusted EBITDA Margin	(16.6)%	(3.6)%	(4.3)%	(4.5)%

Subscription Contribution and Subscription Contribution Margin

We define Subscription Contribution as subscription revenue less cost of subscription revenue, adjusted to exclude from cost of subscription revenue, depreciation and amortization expense, stock-based compensation expense, and content costs for past use. Subscription Contribution Margin is calculated by dividing Subscription Contribution by subscription revenue.

We use Subscription Contribution and Subscription Contribution Margin to measure our ability to scale and leverage the costs of our Connected Fitness Subscriptions and measure Connected Fitness Subscriber Lifetime Value. We believe that these non-GAAP financial measures are useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results because our management uses Subscription Contribution and Subscription Contribution Margin in conjunction with financial measures prepared in accordance with GAAP for planning purposes, including the preparation of our annual operating budget, as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance.

Our use of Subscription Contribution and Subscription Contribution Margin have limitations as analytical tools, and you should not consider these in isolation or as substitutes for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:

•

although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Subscription Contribution and Subscription Contribution Margin do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Subscription Contribution and Subscription Contribution Margin exclude stock-based compensation expense, which has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy; and

•

from time-to-time, we execute music royalty agreements with various music rights holders. As part of our go-forward agreements, we may enter into agreements whereby we are released from all potential licensor claims regarding our past use of copyrighted material in our content in exchange for a mutually-agreed payment. Subscription Contribution and Subscription Contribution Margin do not reflect such costs for past use content agreements in the periods presented.

Because of these limitations, Subscription Contribution and Subscription Contribution Margin should be considered along with other operating and financial performance measures presented in accordance with GAAP.

The following table presents a reconciliation of Subscription Contribution to subscription gross profit, the most directly comparable financial measure prepared in accordance with GAAP, for each of the periods indicated:

	Fiscal Year Ended June 30,		Nine Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(dollars in millions)
Subscription revenue	$32.5	$80.3	$53.3	$120.1
Less: Cost of subscription	29.3	45.5	32.3	74.6

Subscription gross profit	3.2	34.7	21.0	45.5

Subscription gross margin	9.7%	43.3%	39.4%	37.9%

Adjusted to exclude the following:
Depreciation and amortization expense	$1.2	$2.8	$1.3	$7.5
Stock-based compensation expense	0.1	0.5	0.3	2.4
Content costs for past use	15.5	14.5	11.9	16.4

Subscription Contribution	$19.9	$52.5	$34.5	$71.8

Subscription Contribution Margin	61.4%	65.5%	64.8%	59.7%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our fiscal year end is June 30, and our fiscal quarters end on September 30, December 31, March 31, and June 30. Our fiscal years ended June 30, 2017, 2018, and 2019 are referred to herein as fiscal 2017, fiscal 2018, and fiscal 2019, respectively.

Overview of Our Business and History

Peloton is the largest interactive fitness platform in the world with a loyal community of over 1.25 million Members. We pioneered connected, technology-enabled fitness, and the streaming of immersive, instructor-led boutique classes to our Members anytime, anywhere. We make fitness entertaining, approachable, effective, and convenient while fostering social connections that encourage our Members to be the best versions of themselves.

Key milestones in our growth history include:

*

We define a Member as any individual who has a Peloton account. We define a Connected Fitness Subscriber as either a paid Connected Fitness Subscriber (a Connected Fitness Subscription with a successful credit card billing or with prepaid subscription credits or waivers) or a paused Connected Fitness Subscriber (a Connected Fitness Subscription where the Subscriber has requested to “Pause” for up to 3 months). We define a Digital Subscriber as an individual or household that has a paid Peloton Digital subscription with a successful credit card billing.

**	Total Global Subscribers represents the aggregate number of Connected Fitness Subscribers and Digital Subscribers. As of March 31, 2019, we had approximately 564,000 Global Subscribers.

Our revenue is primarily generated from the sale of our Connected Fitness Products and associated recurring subscription revenue. We have experienced significant growth in sales of our Connected Fitness Products, which, when combined with our low Average Net Monthly Connected Fitness Churn has led to significant growth in Connected Fitness Subscribers. From fiscal 2017 to fiscal 2018, total revenue grew 99%, and our Connected Fitness Subscriber base grew 128%.

For fiscal 2017 and 2018 and the nine months ended March 31, 2019:

•	We generated total revenue of $218.6 million, $435.0 million, and $691.7 million, respectively, representing 99.0% and 110.6% year-over-year growth;

•	As of June 30, 2017, June 30, 2018, and March 31, 2019, we had 107,708, 245,667, and 457,109 Connected Fitness Subscribers, respectively, representing 128.1% and 109.8% year-over-year growth;

•	Our Average Net Monthly Connected Fitness Churn was 0.70%, 0.64%, and 0.58%, respectively;

•	Our subscription gross margin was 9.7%, 43.3%, and 37.9%, respectively;

•	Our Subscription Contribution Margin was 61.4%, 65.5%, and 59.7%, respectively;

•	We incurred net losses of $(71.1) million, $(47.9) million, and $(148.2) million, respectively; and

•	Our Adjusted EBITDA was $(36.2) million, $(15.9) million, and $(31.3) million, respectively.

For a definition of Connected Fitness Subscribers, Average Net Monthly Connected Fitness Churn, Subscription Contribution Margin, and Adjusted EBITDA, see the section titled “—Key Operational and Business Metrics.”

See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA and our use of Subscription Contribution Margin and a reconciliation of subscription gross margin to Subscription Contribution Margin.

As a supplement to our key operational and business metrics described herein, we also measure our number of Members to understand the scale of our platform and market penetration. Unlike our number of Connected Fitness Subscriptions or Digital Subscriptions, a Member represents a single individual who has a Peloton account. It is often the case that a Connected Fitness Subscription or Digital Subscription is used by multiple members of a single family that each have individual Peloton accounts. As of March 31, 2019, we had over 1.25 million Members and the average Connected Fitness Subscription was used by 2.0 Members.

Our Business Model

Our financial profile is characterized by high growth, strong retention, recurring revenue, margin expansion, and efficient customer acquisition.

Grow Our Connected Fitness Subscriber Base

We are still in the early stages of growth. As of March 31, 2019, we had sold approximately 512,000 Connected Fitness Products globally, a small fraction of the 14 million products we believe reflect our SAM in our current and announced markets (the United States, the United Kingdom, Canada, and Germany) and current fitness product verticals. We believe our success in growing our Connected Fitness Subscriber base is due to our data-driven marketing and education-based multi-channel sales efforts, word-of-mouth referrals from our loyal Members, and broadening customer demographics. In order to grow our Connected Fitness Subscriber base, we plan to drive sales of our Connected Fitness Products by continuing to increase consumer awareness through brand and product marketing, the introduction of new Connected Fitness Products in existing and new fitness and wellness verticals, and geographical expansion.

In addition to our Connected Fitness Subscription for $39.00 per month, we also offer a Digital Subscription for $19.49 per month. As of March 31, 2019, we had approximately 107,000 Digital Subscribers. In 2018, we relaunched Peloton Digital when we expanded our content offering to include bootcamp and indoor/outdoor running and walking classes. Later in 2018, we significantly expanded our yoga content offering and launched meditation. While we believe we can grow our Digital Subscriber base over time, the focus of Peloton Digital today is to increase engagement with our Connected Fitness Subscribers. In addition, Peloton Digital provides users an opportunity to try Peloton content before they purchase a Connected Fitness Product.

Increase Engagement to Drive High Retention

By making fitness fun and motivating, we help our Members achieve their personal goals. We continuously improve our platform, which results in increased usage of our Connected Fitness Products and Peloton Digital. We analyze millions of workouts per month to help us develop new software features that improve our Member experience, as well as create new on-trend fitness and wellness content. We also develop innovative fitness programs and goal-based challenges to help Members feel more accountable and motivated. As our community of Members continues to grow, the Peloton fitness experience becomes more inspiring, more competitive, more immersive, and more connected, fueling the desire of each of our Members to achieve their fitness goals.

Engagement is the leading indicator of retention for our Connected Fitness Subscribers. We have consistently seen an increase in Average Monthly Workouts per Connected Fitness Subscriber. Total Workouts completed by our Connected Fitness Subscribers have grown significantly over the past few years. We evaluate engagement on a year-over-year basis given the seasonality in our Members’ workout patterns. Our third quarter tends to have elevated workout levels due to New Year’s resolutions and colder weather. Our first quarter tends to have lower workout levels as Members enjoy outdoor-based fitness activities and summer vacations.

For a definition of Workouts, Total Workouts, and Average Monthly Workouts per Connected Fitness Subscriber, see the section titled “—Key Operational and Business Metrics.”

We have seen an increase in engagement over time, across our cohorts of Connected Fitness Subscribers. Average Monthly Workouts per Connected Fitness Subscriber are higher for our most recent cohorts and engagement for each cohort has been consistent or improved over time. For example, the fiscal 2017 cohort includes all Connected Fitness Subscribers who joined Peloton between July 1, 2016 and June 30, 2017.

Usage drives value and loyalty, which is evidenced by our consistently low Average Net Monthly Connected Fitness Churn. For a definition of Average Net Monthly Connected Fitness Churn, see the section titled “—Key Operational and Business Metrics.”

Improve Profitability through Scaling Content Platform

The continued growth of our Connected Fitness Subscriber base will allow us to improve Subscription Contribution Margin, increase Connected Fitness Subscriber Lifetime Value, and generate operating leverage. We will be able to leverage a significant portion of our content creation costs given that we only need a limited number of production studios and instructors to support our growth.

We measure Subscription Contribution and Subscription Contribution Margin to understand and evaluate the profitability of our subscription business and Connected Fitness Subscriber Lifetime Value. For a definition of Subscription Contribution and Subscription Contribution Margin, see the section titled “—Key Operational and Business Metrics.” Our Subscription Contribution Margin for fiscal 2017, fiscal 2018, and the nine months ended March 31, 2019 was 61.4%, 65.5%, and 59.7%, respectively. The decline in our Subscription Contribution Margin over the last several quarters was driven by additional investments in new content verticals. To support the launch of our Tread, we leased a new studio in New York City and added hundreds of original programs including bootcamp and indoor/outdoor running and walking classes. In late 2018, we significantly expanded our yoga offering and launched meditation. We view the majority of these costs as fixed and scalable over time as we grow our Subscriber base. For a discussion of these recent growth initiatives see the section titled “—Factors Affecting Our Performance—Ability to Invest.”

We expect to benefit from continued efficiencies in sales and marketing expenses resulting from increasing brand awareness, word-of-mouth referrals from our growing Member base, and further optimization of our sales and marketing investments by channel. We also expect to achieve operating leverage as we scale fixed general and administrative expenses, including those associated with our new headquarters in New York City.

Maintain Compelling Unit Economics

Our unit economic model benefits from low Average Net Monthly Connected Fitness Churn and high Subscription Contribution Margin. When we acquire a new Connected Fitness Subscriber, we offset sales and marketing investments with the gross profit earned on the sale of Connected Fitness Products, allowing for rapid payback. Thereafter, we earn recurring, high-margin subscription revenue. To illustrate our compelling unit economic model, we have presented our Connected Fitness Subscriber Lifetime Value and Net Customer Acquisition costs for the nine months ended March 31, 2019.

We have a high Connected Fitness Subscriber Lifetime Value, which can be calculated as the product of:

•	our monthly Connected Fitness Subscription fee of $39.00; multiplied by

•	Connected Fitness Subscribers added in a period; multiplied by

•	months of Subscription Lifetime implied by our Average Net Monthly Connected Fitness Churn in the period (calculated by dividing one by our Average Net Monthly Connected Fitness Churn); multiplied by

•	Subscription Contribution Margin.

For the nine months ended March 31, 2019, our Connected Fitness Subscriber Lifetime Value was $913.8 million, or $4,008 per Connected Fitness Subscriber, which is based on 227,978 Connected Fitness Subscriber additions, 0.58% Average Net Monthly Connected Fitness Churn, and 59.7% Subscription Contribution Margin during the period.

As we expand our content offering, develop new interactive software features, and grow our community of Members, we believe we can maintain a low Average Net Monthly Connected Fitness Churn, resulting in a high Connected Fitness Subscriber Lifetime Value. In addition, with the growth of our Connected Fitness Subscriber base over time, we expect to improve our Subscription Contribution Margin as we scale our fixed content production costs.

Net Customer Acquisition Cost (profit) can be calculated as Adjusted Sales and Marketing Expense (which excludes depreciation and amortization expense and stock-based compensation expense) less Adjusted Connected Fitness Product Gross Profit (which excludes depreciation and amortization expense and stock-based compensation expense). For the nine months ended March 31, 2019, our Adjusted Sales and Marketing Expense was $236.3 million, or $1,036 per Connected Fitness Subscriber added and Adjusted Connected Fitness Product gross profit was $240.7 million, or $1,056 per Connected Fitness Subscriber added, resulting in Net Customer Acquisition Costs (profit) of $(4.4) million or $(20) per Connected Fitness Subscriber added. We believe we will continue to drive rapid payback and efficiencies in Net Customer Acquisition Costs (profit) by further leveraging sales and marketing investments as a result of heightened brand awareness and growing word-of-mouth referrals. Changes in Connected Fitness Product margins or sales and marketing expenses may result in an inability to fully offset our customer acquisition costs.

Factors Affecting Our Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:

Ability to Attract New Connected Fitness Subscribers and Scale Our Platform

Our long-term growth will depend in part on our continued ability to attract new Connected Fitness Subscribers. We are still in the early stages of growth in our existing markets and believe we can significantly grow our Connected Fitness Subscriber base. If we cannot attract new Connected Fitness Subscribers as quickly as we expect, our operating results may be adversely affected. The inability to grow our Connected Fitness Subscriber base would reduce efficiency in customer acquisition costs and slow operating margin improvement.

To increase affordability and expand our addressable market, we offer attractive financing programs for qualified customers. We report revenue net of third-party financing partner fees. Accordingly, to the extent that these third-party financing partner fees change, or the number of products purchased through our financing programs fluctuates, our revenue and Subscription Contribution Margin will be affected.

Ability to Engage and Retain Our Existing Connected Fitness Subscribers

Our long-term growth will partially depend on our continued ability to retain existing Connected Fitness Subscribers. Engagement is the leading indicator of retention for our Connected Fitness Subscribers, and we must continue to provide an experience that our Members love. We cannot be sure that we will be successful in engaging and retaining Connected Fitness Subscribers, or that retention levels will not materially decline due to any number of factors, such as harm to our brand, or our inability to anticipate and meet consumer preferences and successfully implement new software features and content to meet those demands.

Ability to Invest

We will continue to make investments across our business to drive growth, and therefore we expect expenses to increase. We will continue to invest significant resources in sales and marketing to drive demand for our products and services. We will also continue to invest in research and development to enhance our platform, develop new Connected Fitness Products and software features, update and expand our content offering, and improve our infrastructure. For example, during the nine months ended March 31, 2019, we added seven new instructors and opened a temporary New York City production studio to produce bootcamp and indoor/outdoor running and walking classes. To support our rapid growth, we also intend to continue investing in our supply chain and logistics operations. We have in the past made, and may also in the future make, acquisitions or investments in strategic partnerships to further drive our growth. As cost of revenue, operating expenses, and capital expenditures increase as we invest in our business for long-term growth, we are likely to experience additional losses, delaying our ability to achieve profitability and adversely affecting cash flows.

Ability to Grow in New Geographies

Entering new geographic markets requires us to invest in sales and marketing, infrastructure, and personnel, including by establishing additional offices, showrooms, and potentially smaller local production studios. Our international growth will depend on our ability to sell Connected Fitness Products and associated Connected Fitness Subscriptions in international markets. Our international expansion has resulted in, and will continue to result in, increased costs and is subject to a variety of risks, including local competition, content localization, multilingual customer support, potentially complex delivery logistics, and compliance with foreign laws and regulations.

Seasonality

Historically, we have experienced higher revenue in the second and third quarters of the fiscal year compared to other quarters, due in large part to seasonal holiday demand, New Year’s resolutions, and cold weather. For example, in fiscal 2017 and 2018, our second and third quarters combined represented 64% and 63% of our total revenue, respectively. We also incur higher sales and marketing expenses during these periods, which we expect to continue.

Key Operational and Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key operational and business metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

	Fiscal Year Ended June 30,		Nine Months Ended March 31,
	2017	2018	2018	2019
Connected Fitness Subscribers	107,708	245,667	217,889	457,109
Average Net Monthly Connected Fitness Churn	0.70%	0.64%	0.52%	0.58%
Total Workouts (in thousands)	6,157	17,856	11,634	34,392
Average Monthly Workouts per Connected Fitness Subscriber	7.5	8.4	8.3	11.3
Subscription Contribution (in millions)(1)	$19.9	$52.5	$34.5	$71.8
Subscription Contribution Margin(1)	61.4%	65.5%	64.8%	59.7%
Adjusted EBITDA (in millions)(2)	$(36.2)	$(15.9)	$(14.2)	$(31.3)
Adjusted EBITDA Margin(2)	(16.6)%	(3.6)%	(4.3)%	(4.5)%

(1)

Please see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for a reconciliation of gross profit to Subscription Contribution and an explanation for why we consider Subscription Contribution to be a helpful metric for investors.

(2)

Please see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for a reconciliation of net loss to Adjusted EBITDA and an explanation for why we consider Adjusted EBITDA to be a helpful metric for investors.

Connected Fitness Subscribers

Our ability to expand the number of Connected Fitness Subscribers is an indicator of our market penetration and growth. A Connected Fitness Subscriber can represent a person, household or commercial property, such as a hotel or residential building.

A Connected Fitness Subscription is either a paid Connected Fitness Subscriber (a Connected Fitness Subscription with a successful credit card billing or with prepaid subscription credits or waivers) or paused Connected Fitness Subscriber (a Connected Fitness Subscription where the Subscriber has requested to “Pause” for up to 3 months). We do not include canceled or unpaid Connected Fitness Subscriptions in the Connected Fitness Subscriber count.

Average Net Monthly Connected Fitness Churn

We use Average Net Monthly Connected Fitness Churn to measure the retention of our Connected Fitness Subscribers. We define Average Net Monthly Connected Fitness Churn as Connected Fitness Subscriber cancellations, net of reactivations, in the quarter, divided by the average number of beginning Connected Fitness Subscribers in each month, divided by three months.

Total Workouts and Average Monthly Workouts per Connected Fitness Subscriber

We review Total Workouts and Average Monthly Workouts per Connected Fitness Subscriber to measure engagement, which is the leading indicator of retention for our Connected Fitness Subscribers. We define Total Workouts as all workouts completed during a given period. We define a Workout as a Connected Fitness Subscriber either completing at least 50% of an instructor-led or scenic ride or run or ten or more minutes of “Just Ride” or “Just Run” mode. We define Average Monthly Workouts per Connected Fitness Subscriber as the Total Workouts completed in the quarter divided by the average number of Connected Fitness Subscribers in each month, divided by three months.

Subscription Contribution and Subscription Contribution Margin

We use Subscription Contribution and Subscription Contribution Margin to measure our ability to scale and leverage the costs of our Connected Fitness Subscriptions and measure Connected Fitness Subscriber Lifetime Value. The continued growth of our Connected Fitness Subscriber base will allow us to improve our Subscription Contribution Margin and aggregate Connected Fitness Subscriber Lifetime Value. While there are variable costs, including music royalties, associated with our Connected Fitness Subscriptions, a significant portion of our content creation costs are fixed given that we operate with a limited number of production studios and instructors. The fixed nature of those expenses should scale over time as we grow our Connected Fitness Subscriber base.

We define Subscription Contribution as subscription revenue less cost of subscription revenue, adjusted to exclude depreciation and amortization expense, stock-based compensation expense, and content costs for past use. Subscription Contribution Margin is calculated by dividing Subscription Contribution by subscription revenue. See the section titled “Selected Consolidated Financial and Other Data—Subscription Contribution and Subscription Contribution Margin” for information regarding our use of Subscription Contribution and Subscription Contribution Margin and a reconciliation of Subscription Contribution to subscription gross profit.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA Margin are key performance measures that our management uses to assess our operating performance and the operating leverage in our business. Because Adjusted EBITDA and Adjusted EBITDA Margin facilitate internal comparisons of our historical operating performance on a more consistent basis, we use these measures for business planning purposes. We also believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. We expect Adjusted EBITDA Margin to increase over the long-term as we continue to scale our business and achieve greater leverage in our operating expenses.

We calculate Adjusted EBITDA as net loss adjusted to exclude other income (expense), provision for (benefit from) income taxes, depreciation and amortization expense, stock-based compensation expense, content costs for past use, transaction costs, extraordinary litigation expenses, and non-cash ground lease expense related to build-to-suit obligations. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenue. See the section titled “Selected Consolidated Financial and Other Data—Adjusted EBITDA and Adjusted EBITDA Margin” for information regarding our use of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss.

Components of our Operating Results

We operate and manage our business in three reportable segments: Connected Fitness Products, Subscription, and Other. We identify our reportable segments based on the information used by management to monitor performance and make operating decisions. See Note 15 of the notes to our consolidated financial statements included elsewhere in this prospectus for additional information regarding our reportable segments.

Revenue

Connected Fitness Products

Connected Fitness Product revenue consists of sales of our Bike and Tread and related accessories, associated fees for delivery and installation, and extended warranty agreements. Connected Fitness Product revenue is recognized at the time of delivery and is recorded net of returns and discounts and third-party financing program fees.

Subscription

Subscription revenue consists of revenue generated from our monthly $39.00 Connected Fitness Subscription and $19.49 Digital Subscription. Subscription revenue also includes revenue generated from guests who pay to take a live class in one of our studios, which has been immaterial to date.

Historically, we offered a prepaid subscription option where Members earned one free month or three free months of subscription with the upfront purchase of a 12-month subscription or 24-month subscription, respectively. We also offered Connected Fitness Subscribers the ability to purchase a 12-, 24-, or 39-month prepaid subscription with the purchase of a Connected Fitness Product as part of our financing program, which provides 0% APR financing to qualified customers over a term of up to 39 months. The associated financing fees are paid to our third-party partner at the outset of the arrangement and are recorded as a reduction to Subscription revenue over the contract term. We terminated both offerings by July 2018 at which point all subsequent future subscriptions became month-to-month; however, we will continue to see an impact to subscription revenue until fiscal 2022 as the revenue under legacy prepaid subscriptions is earned ratably over the remaining service period, which extends up to 39 months from the initial date of subscription activation.

Other

Other revenue primarily consists of Peloton branded apparel.

Cost of Revenue

Connected Fitness Products

Connected Fitness Product cost of revenue consists of Bike and Tread product costs, including manufacturing costs, duties and other applicable importing costs, shipping and handling costs, packaging, warranty replacement costs, fulfillment costs, warehousing costs, and certain allocated costs related to management, facilities, and personnel-related expenses associated with supply chain logistics. As we launch new Connected Fitness Products, such as the Tread, and continue to grow our presence in new regions where we have not yet achieved economies of scale, we expect to incur higher cost of revenue (as a percentage of sales) for our Connected Fitness Products.

Subscription

Subscription cost of revenue includes costs associated with content creation and costs to stream content to our Members. These costs consist of both fixed costs, including studio rent and occupancy, other studio overhead, instructor and production personnel-related expenses, as well as variable costs, including music royalty fees, third-party platform streaming costs and payment processing fees for our monthly subscription billings. While our fixed costs currently represent the majority of these costs, music royalty fees are our largest subscription variable cost. As we have grown the number of licensing agreements with music rights holders, music royalty fees as a percent of our subscription revenue has increased. However, unlike music streaming services where having an exhaustive music catalog is vital to be able to compete for customers, we have control over what music we select for our classes. As a result, we expect to be able to manage music expense such that, over time, these fees as a percentage of subscription revenue will flatten, or even decrease.

Other

Other cost of revenue consists primarily of apparel costs, as well as related warehousing and fulfillment costs.

Operating Expenses

Research and Development

Research and development expense primarily consists of personnel and facilities-related expenses, consulting and contractor expenses, tooling and prototype materials, and software platform expenses. We capitalize certain qualified costs incurred in connection with the development of internal-use software which may also cause research and development expenses to vary from period to period. We expect our research and development expenses to increase in absolute dollars in future periods and vary from period to period as a percentage of total revenue as we continue to hire personnel to develop new and enhance existing Connected Fitness Products and interactive software.

Sales and Marketing

Sales and marketing expense consists of performance marketing media spend, asset creation, and other brand creative, all showroom expenses and related lease payments, payment processing fees incurred in connection with the sale of our Connected Fitness Products, sales and marketing personnel-related expenses, and all expenses related to Peloton Digital. We intend to continue to invest in our sales and marketing capabilities in the future and expect this expense to increase in absolute dollars in future periods as we release new products and expand internationally. Sales and marketing expense as a percentage of total revenue may fluctuate from period to period based on total revenue and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods.

General and Administrative

General and administrative expense includes personnel-related expenses and facilities-related costs primarily for our executive, finance, accounting, legal, human resources, and IT functions. General and administrative expense also includes fees for professional services principally comprised of legal, audit, tax and accounting services, and insurance.

Following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance and reporting obligations of public companies, and increased costs for insurance, investor relations expenses, and professional services. As a result, we expect that our general and administrative expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue, but we expect to leverage these expenses over time as we grow our revenue and Connected Fitness Subscriber base.

Other Income (Expense), Net

Other income (expense), net consists of interest income (expense) associated with our debt financing arrangements, amortization of debt issuance costs and interest income earned on investments.

Provision for (Benefit From) Income Taxes

The provision for (benefit from) income taxes consists primarily of income taxes related to foreign and state jurisdictions in which we conduct business. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is more likely than not that the deferred assets will not be utilized.

Significant Impacts of Stock-Based Compensation Expense

Tender Offers

In April 2017, we commenced a cash tender offer, which was completed in June 2017, for the repurchase of shares of our outstanding common stock and redeemable convertible preferred stock from existing stockholders, including current and former employees, which had a significant impact on our stock-based compensation expense for fiscal 2017. In the 2017 tender offer, we repurchased an aggregate of 9,661,156 shares of our capital stock. The purchase price per share in the tender offer was in excess of the fair value of our outstanding common stock at the time of the transaction and accordingly, upon the completion of the transaction, we recorded $8.3 million as stock-based compensation expense related to the excess of the selling price per share of common stock paid to our employees over the fair value of the tendered shares.

In August 2018, we commenced a cash tender offer, which was completed in October 2018, for the repurchase of shares of our outstanding common stock and redeemable convertible preferred stock from existing stockholders, including current and former employees, which had a significant impact on our stock-based compensation expense for the nine-month period ended March 31, 2019. In the 2018 tender offer, we repurchased an aggregate of 9,264,518 shares of our capital stock. The purchase price per share in the tender offer was in excess of the fair value of our outstanding common stock at the time of the transaction and accordingly, upon the completion of the transaction, we recorded $28.2 million as stock-based compensation expense related to the excess of the selling price per share of common stock paid to our employees over the fair value of the tendered shares.

Additionally, for shares held less than six months and thus deemed to not be subject to market risks, we recorded a liability for the maximum number of shares that were eligible for the tender offer when it became probable that the event allowing for the redemption would occur. To the extent that this liability exceeded amounts previously recognized in equity, the excess was recognized as compensation cost. As a result of this liability, we recognized an additional stock-compensation expense of $33.5 million. See Note 11 to the condensed consolidated financial statements.

The total stock-based compensation expense related to the tender offers impacted fiscal 2017 and the first and second quarters of fiscal 2019 as follows:

	Fiscal Year Ended June 30, 2017	Three Months Ended
		Sept. 30, 2018	Dec. 31, 2018
		(unaudited)
	(in millions)
Cost of revenue:
Connected Fitness Products	$—	$—	$—
Subscription	—	0.9	0.2
Other	—	—	—

Total cost of revenue	—	0.9	0.2

Research and development	—	2.5	1.3
Sales and marketing	—	3.9	2.3
General and administrative	8.3	26.2	24.4

Total stock-based compensation expense	$8.3	$33.5	$28.2

Results of Operations

The following tables set forth our consolidated results of operations in dollars and as a percentage of total revenue for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

	Fiscal Year Ended June 30,		Nine Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in millions)
Consolidated Statement of Operations Data:
Revenue:
Connected Fitness Products	$183.5	$348.6	$270.9	$560.8
Subscription	32.5	80.3	53.3	120.1
Other	2.6	6.2	4.2	10.7

Total revenue	218.6	435.0	328.4	691.7

Cost of revenue(1)(2):
Connected Fitness Products	113.5	195.0	152.2	321.1
Subscription	29.3	45.5	32.3	74.6
Other	1.9	4.9	3.1	12.5

	Fiscal Year Ended June 30,		Nine Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in millions)
Total cost of revenue	144.7	245.4	187.5	408.2

Gross profit	73.9	189.6	140.9	283.5
Operating expenses:
Research and development(1)(2)	13.0	23.4	16.7	37.8
Sales and marketing(1)(2)	86.0	151.4	118.8	246.1
General and administrative(1)(2)	45.6	62.4	41.9	152.4

Total operating expenses	144.7	237.1	177.3	436.4

Loss from operations	(70.7)	(47.5)	(36.5)	(152.9)
Other income (expense), net	(0.3)	(0.3)	(0.5)	4.9

Loss before provision for income taxes	(71.1)	(47.8)	(37.0)	(148.0)

Provision for income taxes	—	0.1	—	0.2

Net loss	$(71.1)	$(47.9)	$(37.0)	$(148.2)

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended June 30,		Nine Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in millions)
Cost of revenue:
Connected Fitness Products	$—	$—	$—	$0.1
Subscription	0.1	0.5	0.3	2.4
Other	—	—	—	—

Total cost of revenue	0.1	0.5	0.3	2.5

Research and development	0.4	0.8	0.5	5.4
Sales and marketing	0.4	0.7	0.5	7.2
General and administrative	9.5	6.5	4.2	61.0

Total stock-based compensation expense	$10.3	$8.5	$5.5	$76.0

(2)	Includes depreciation and amortization expense as follows:

	Fiscal Year Ended June 30,		Nine Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in millions)
Cost of revenue:
Connected Fitness Products	$0.4	$0.3	$0.2	$0.8
Subscription	1.2	2.8	1.3	7.5
Other	—	—	—	—

Total cost of revenue	1.6	3.1	1.6	8.3

Research and development	—	—	—	—
Sales and marketing	1.0	1.7	1.3	2.6
General and administrative	1.1	1.8	1.2	4.1

Total depreciation and amortization expense	$3.7	$6.6	$4.0	$15.0

Nine Months Ended March 31, 2018 Compared to Nine Months Ended March 31, 2019

Revenue

	Nine Months Ended March 31,		Change
	2018	2019	$	%
	(unaudited)
	(dollars in millions)
Revenue:
Connected Fitness Products	$270.9	$560.8	$289.9	107.0%
Subscription	53.3	120.1	66.8	125.4
Other	4.2	10.7	6.5	154.2

Total revenue	$328.4	$691.7	$363.3	110.6

Percentage of total revenue:
Connected Fitness Products	82.5%	81.1%
Subscription	16.2	17.4
Other	1.3	1.5

Total	100.0%	100.0%

Connected Fitness Products revenue for the nine months ended March 31, 2019 increased $289.9 million, or 107.0%, compared to the nine months ended March 31, 2018. This increase was primarily attributable to the significant growth in the number of Connected Fitness Products delivered during the period.

Subscription revenue for the nine months ended March 31, 2019 increased $66.8 million, or 125.4%, compared to the nine months ended March 31, 2018. This increase was primarily attributable to the growth in our Connected Fitness Subscribers from 245,667 to 457,109 during the period. The growth of our Connected Fitness Subscribers was primarily driven by the increased number of Connected Fitness Products delivered during the period and our low Average Net Monthly Connected Fitness Churn of 0.58% for the nine months ended March 31, 2019.

Other revenue for the nine months ended March 31, 2019 increased $6.5 million, or 154.2%, compared to the nine months ended March 31, 2018. The increase was primarily attributable to the growth of our branded apparel sales during the period.

Cost of Revenue, Gross Profit, and Gross Margin

	Nine Months Ended March 31,		Change
	2018	2019	$	%
	(unaudited)
	(dollars in millions)
Cost of Revenue:
Connected Fitness Products	$152.2	$321.1	$168.9	111.0%
Subscription	32.3	74.6	42.3	130.9
Other	3.1	12.5	9.5	310.2

Total cost of revenue	$187.5	$408.2	$220.7	117.7

Gross Profit:
Connected Fitness Products	$118.7	$239.8	$121.0	101.9%
Subscription	21.0	45.5	24.5	116.9
Other	1.2	(1.8)	(3.0)	NM

Total gross profit	$140.9	$283.5	$142.6	101.2

Gross Margin:
Connected Fitness Products	43.8%	42.8%
Subscription	39.4	37.9
Other	27.6	(16.8)

* NM—Not meaningful

Connected Fitness Products cost of revenue for the nine months ended March 31, 2019 increased $168.9 million, or 111.0%, compared to the nine months ended March 31, 2018. This increase was primarily driven by costs associated with the growth in the number of Connected Fitness Products delivered during the period.

Our Connected Fitness Products gross margin decreased slightly due to the increasing mix of deliveries of Tread, partially offset by cost efficiencies achieved in the manufacturing of our Bike.

Subscription cost of revenue for the nine months ended March 31, 2019 increased $42.3 million, or 130.9%, compared to the nine months ended March 31, 2018. This increase was primarily driven by an increase of $14.2 million in music royalty and streaming delivery fees driven by increased usage of our platform, an increase of $9.8 million in personnel-related expenses due to our introduction of the Tread and other new fitness and wellness verticals such as yoga and meditation, and expansion into the United Kingdom, an increase of $6.2 million in depreciation and amortization expense driven by our acquired developed technology, and an increase of $5.4 million in occupancy costs associated with lease commencement for our two new production studios in New York City and London.

Subscription gross margin decreased by 148 basis points from the nine months ended March 31, 2018 to the nine months ended March 31, 2019 as we invested in new initiatives discussed above, as well as incurred an additional $4.5 million in content costs for past use, partially offset by leveraging the fixed costs of content production as we scaled our Connected Fitness Subscriber base.

Other cost of revenue for the nine months ended March 31, 2019 increased $9.5 million, or 310.2%, compared to the nine months ended March 31, 2019. This increase was primarily attributable to the growth of our branded apparel sales during the period.

Other gross margin decreased during the nine months ended March 31, 2019 compared to the nine months ended March 31, 2018 due to an increase in our apparel inventory reserves.

Operating Expenses

Research and Development

	Nine Months Ended March 31,		Change
	2018	2019	$	%
	(unaudited) (dollars in millions)
Research and development	$16.7	$37.8	$21.1	126.8%
As a percentage of total revenue	5.1%	5.5%

Research and development expense for the nine months ended March 31, 2019 increased $21.1 million, or 126.8%, compared to the nine months ended March 31, 2018. This increase was due primarily to an increase in personnel-related expenses, which, excluding stock-based compensation expense, increased $11.1 million, due to increased headcount. Stock-based compensation expense increased $4.9 million, of which $3.8 million was related to incremental costs associated with the tender offer completed in October 2018.

Sales and Marketing

	Nine Months Ended March 31,		Change
	2018	2019	$	%
	(unaudited) (dollars in millions)
Sales and marketing	$118.8	$246.1	$127.3	107.1%
As a percentage of total revenue	36.2%	35.6%

Sales and marketing expense for the nine months ended March 31, 2019 increased $127.3 million, or 107.1%, compared to the nine months ended March 31, 2018. The increase was due primarily to increased spending of $85.7 million on advertising and marketing programs. In addition, personnel-related expenses, excluding stock-based compensation expense, increased by $15.5 million due to increased headcount and expenses related to our showrooms and microstores increased by $11.1 million due to our addition of 37 global retail locations.

General and Administrative

	Nine Months Ended March 31,		Change
	2018	2019	$	%
	(unaudited) (dollars in millions)
General and administrative	$41.9	$152.4	$110.6	264.1%
As a percentage of total revenue	12.7%	22.0%

General and administrative expense for the nine months ended March 31, 2019 increased $110.6 million, or 264.1%, compared to the nine months ended March 31, 2018. The increase was due primarily to an increase of $56.8 million in stock-based compensation expense, of which $50.6 million related to the tender offer completed in October 2018. Professional fees, comprised of legal, accounting, and consulting fees, increased by $16.0 million. In addition, personnel-related expenses, excluding stock-based compensation expense, increased by $14.6 million due to increased headcount. We also incurred an additional $7.3 million expense relating to new system implementations and software licenses to support our growth and scale our operations, and facilities costs increased $8.1 million, of which $4.4 million was lease expense related to build-to-suit obligations.

Other Income (Expense), Net and Provision for (Benefit from) Income Taxes

	Nine Months Ended March 31,		Change
	2018	2019	$	%
	(unaudited)
	(dollars in millions)
Other income (expense), net	$(0.5)	$4.9	$5.4	NM
Provision for income taxes	—	0.2	0.2	NM

*NM—not meaningful

Other income (expense), net, was $4.9 million for the nine months ended March 31, 2019 compared to $(0.5) million for the nine months ended March 31, 2018. The increase in other income (expense), net, was primarily due to $6.5 million of interest earned on cash, cash equivalents, and short-term investments, partially offset by a $0.8 million increase in interest expense incurred under our Credit Agreement.

Fiscal Year Ended June 30, 2017 Compared to Fiscal Year Ended June 30, 2018

Revenue

	Fiscal Year Ended June 30,		Change
	2017	2018	$	%
	(dollars in millions)
Revenue:
Connected Fitness Products	$183.5	$348.6	$165.0	89.9%
Subscription	32.5	80.3	47.8	147.3
Other	2.6	6.2	3.6	135.5

Total revenue	$218.6	$435.0	$216.4	99.0

Percentage of total revenue:
Connected Fitness Products	84.0%	80.1%
Subscription	14.8	18.5
Other	1.2	1.4

Total	100.0%	100.0%

Connected Fitness Products revenue for fiscal 2018 increased $165.0 million, or 89.9%, compared to fiscal 2017. This increase was primarily attributable to the significant growth in the number of Connected Fitness Products delivered during the period.

Subscription revenue for fiscal 2018 increased $47.8 million, or 147.3%, compared to fiscal 2017. This increase was primarily attributable to the growth in our Connected Fitness Subscribers from 107,708 to 245,667 during the period. The growth of our Connected Fitness Subscribers was primarily driven by the increased number of Connected Fitness Products delivered during the period and our low Average Net Monthly Connected Fitness Churn of 0.64% in fiscal 2018.

Other revenue for fiscal 2018 increased $3.6 million, or 135.5%, compared to fiscal 2017. This increase was primarily attributable to the growth of our branded apparel sales during the period.

Cost of Revenue, Gross Profit, and Gross Margin

	Fiscal Year Ended June 30,		Change
	2017	2018	$	%
	(dollars in millions)
Cost of Revenue:
Connected Fitness Products	$113.5	$195.0	$81.5	71.7%
Subscription	29.3	45.5	16.2	55.4
Other	1.9	4.9	3.0	163.3

Total cost of revenue	$144.7	$245.4	$100.7	69.6

Gross Profit:
Connected Fitness Products	$70.0	$153.6	$83.6	119.4%
Subscription	3.2	34.7	31.6	NM
Other	0.8	1.3	0.5	68.6

Total gross profit	$73.9	$189.6	$115.7	156.5

Gross Margin:
Connected Fitness Products	38.1%	44.1%
Subscription	9.7	43.3
Other	29.3	21.0

*NM—not meaningful

Connected Fitness Products cost of revenue for fiscal 2018 increased $81.5 million, or 71.7%, compared to fiscal 2017. This increase was primarily driven by the growth in the number of Connected Fitness Products delivered during the period. We gained significant efficiencies in manufacturing costs resulting in a 592 basis point improvement in Connected Fitness Product gross margin from the year ended June 30, 2017 to the year ended June 30, 2018.

Subscription cost of revenue for fiscal 2018 increased $16.2 million, or 55.4%, compared to fiscal 2017. This increase was primarily driven by a $10.9 million increase in music royalty and streaming delivery fees, a $2.7 million increase in personnel-related expenses as we continued to grow our content offering for the Tread, and a $1.6 million increase in depreciation and amortization expense. We also incurred an additional $1.3 million in production studio occupancy costs primarily attributable to the opening of a second production studio in June 2017 to support Tread content creation.

Subscription gross margin significantly improved by 3,356 basis points from the year ended June 30, 2017 to the year ended June 30, 2018. This was primarily driven by the impact of content costs for past use of $15.5 million and $14.5 million for the years ended June 30, 2017 and 2018, respectively, which more adversely impacted gross margin for the year ended June 30, 2017 given the lower Connected Fitness Subscriber base. We drove further margin improvements by leveraging fixed costs of content production while scaling our Connected Fitness Subscriber base in the year ended June 30, 2018.

Other cost of revenue for fiscal 2018 increased $3.0 million, or 163.3%, compared to fiscal 2017. This increase was primarily attributable to the growth of our branded apparel sales.

Operating Expenses

Research and Development

	Fiscal Year Ended June 30,		Change
	2017	2018	$	%
	(dollars in millions)
Research and development	$13.0	$23.4	$10.3	79.1%
As a percentage of total revenue	6.0%	5.4%

Research and development expense for fiscal 2018 increased $10.3 million, or 79.1%, compared to fiscal 2017. This increase was due primarily to increases of $3.9 million in product development and research costs, $3.3 million in personnel-related expenses, excluding stock-based compensation expense, resulting from increased headcount, and $1.1 million in web-hosting fees to create new, as well as improve existing products and interactive software features on our platform.

Sales and Marketing

	Fiscal Year Ended June 30,		Change
	2017	2018	$	%
	(dollars in millions)
Sales and marketing	$86.0	$151.4	65.4	76.0%
As a percentage of total revenue	39.3%	34.8%

Sales and marketing expense for fiscal 2018 increased $65.4 million, or 76.0%, compared to fiscal 2017. This increase was primarily driven by $44.3 million in increased marketing costs, $8.2 million of increased personnel-related expenses, $5.4 million of increased payment processing fees, and $5.2 million of additional costs related to 12 additional retail locations we added in the period.

General and Administrative

	Fiscal Year Ended June 30,		Change
	2017	2018	$	%
	(dollars in millions)
General and administrative	$45.6	$62.4	16.8	36.8%
As a percentage of total revenue	20.9%	14.4%

General and administrative expense for fiscal 2018 increased $16.8 million, or 36.8%, compared to fiscal 2017. The increase was primarily due to an additional $6.5 million in professional services fees, $6.4 million in personnel-related expenses, excluding stock-based compensation expense, due to increased headcount, $2.5 million in new system implementations and licenses to support our growth and scale our operations, and $2.3 million of facilities costs from additional leased office space. These costs were partially offset by a decrease of $3.0 million in stock-based compensation expense due to an incremental $8.3 million charge incurred in fiscal 2017 related to the tender offer completed in June 2017.

Other Income (Expense), Net and Provision for (Benefit from) Income Taxes

	Fiscal Year Ended June 30,		Change
	2017	2018	$	%
	(dollars in millions)
Other income (expense), net	$(0.3)	$(0.3)	$0.1	22.8%
Provision for income taxes	—	0.1	0.1	NM

*NM—not meaningful

Other income (expense), net, for fiscal 2018 was $(0.3) million compared to $(0.3) million for fiscal 2017. An increase of $0.5 million of interest earned on cash, cash equivalents, and short-term investments, was partially offset by a $0.4 million increase in interest expense incurred under our Credit Agreement and the associated amortization of deferred financing costs.

Quarterly Results of Operations and Key Metrics

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the seven quarters in the period ended March 31, 2019. The information for each of these quarters has been prepared on a basis consistent with our audited annual consolidated financial statements appearing elsewhere in this prospectus and, in our opinion, include all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. The following unaudited consolidated quarterly financial data should be read in conjunction with our annual consolidated financial statements and the related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018	Mar. 31, 2019
	(unaudited)
	(in millions)
Revenue:
Connected Fitness Products	$41.1	$111.7	$118.1	$77.6	$77.9	$221.3	$261.6
Subscription	14.3	16.5	22.5	27.0	31.7	37.3	51.1
Other	0.8	1.6	1.8	2.0	2.5	4.2	4.0

Total revenue	56.2	129.8	142.4	106.6	112.1	262.9	316.7

Cost of revenue:
Connected Fitness Products	24.3	61.6	66.3	42.8	42.2	126.5	152.3
Subscription	9.5	8.2	14.6	13.2	16.3	20.3	38.0
Other	0.7	1.2	1.2	1.8	2.1	4.6	5.8

Total cost of revenue	34.5	70.9	82.1	57.9	60.6	151.5	196.1

Gross profit	21.7	58.8	60.3	48.7	51.5	111.3	120.6
Operating expenses:
Research and development	4.8	4.9	6.9	6.7	11.6	12.4	13.8
Sales and marketing	21.6	44.9	52.3	32.5	45.5	99.5	101.1
General and administrative	12.2	13.2	16.5	20.6	50.0	55.4	47.0

Total operating expenses	38.6	63.0	75.7	59.8	107.1	167.3	162.0

Loss from operations	(17.0)	(4.1)	(15.4)	(11.1)	(55.6)	(56.0)	(41.4)
Other income (expense), net	—	(0.3)	(0.2)	0.1	1.0	0.9	3.0

Loss before provision for income taxes	(17.0)	(4.4)	(15.6)	(11.0)	(54.5)	(55.1)	(38.4)
Provision for income taxes	—	—	—	0.1	—	—	0.2

Net loss	$(17.0)	$(4.4)	$(15.6)	$(10.9)	$(54.5)	$(55.1)	$(38.6)

	Three Months Ended
	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018	Mar. 31, 2019
	(unaudited)
	(as a percentage of total revenue)
Revenue:
Connected Fitness Products	73.2%	86.1%	82.9%	72.9%	69.5%	84.2%	82.6%
Subscription	25.5	12.7	15.8	25.3	28.3	14.2	16.1
Other	1.4	1.2	1.3	1.8	2.2	1.6	1.3

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0

	Three Months Ended
	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018	Mar. 31, 2019
	(unaudited)
	(as a percentage of total revenue)
Cost of revenue:
Connected Fitness Products	43.2%	47.5%	46.5%	40.2%	37.7%	48.1%	48.1%
Subscription	16.9	6.3	10.3	12.4	14.5	7.7	12.0
Other	1.2	0.9	0.8	1.7	1.9	1.8	1.8

Total cost of revenue	61.4	54.7	57.6	54.3	54.1	57.6	61.9

Gross profit	38.6	45.3	42.4	45.7	45.9	42.4	38.1

Operating expenses:
Research and development	8.6	3.8	4.9	6.3	10.3	4.7	4.4
Sales and marketing	38.4	34.6	36.7	30.5	40.5	37.9	31.9
General and administrative	21.7	10.2	11.6	19.3	44.6	21.1	14.9

Total operating expenses	68.8	48.5	53.2	56.1	95.5	63.6	51.1

Loss from operations	(30.2)	(3.2)	(10.8)	(10.4)	(49.5)	(21.3)	(13.1)
Other income (expense)	(0.1)	(0.2)	(0.1)	0.2	0.9	0.3	0.9

Loss before provision for income taxes	(30.2)	(3.4)	(10.9)	(10.2)	(48.6)	(21.0)	(12.1)
Provision for income taxes	—	—	—	—	—	—	0.1

Net loss	(30.2)%	(3.4)%	(10.9)%	(10.3)%	(48.6)%	(21.0)%	(12.2)%

Quarterly Trends

Revenue

Our revenue from our Connected Fitness Products typically varies seasonally and we have historically experienced higher levels of Connected Fitness Products revenue in the second and third quarters of each fiscal year as compared to other quarters due in large part to seasonal holiday demand, New Year’s resolutions, and cold weather.

Subscription revenue increased in each of the quarters presented primarily due to Connected Fitness Subscriber growth and low Average Net Monthly Connected Fitness Churn.

Cost of Revenue

Connected Fitness Products cost of revenue has fluctuated in line with Connected Fitness Products revenue for all periods presented due primarily to costs associated with sales of Connected Fitness Products.

Our subscription cost of revenue generally increased each quarter as a result of increases in music royalties, streaming, and platform costs, as well as payment processing fees. We saw fluctuations in the third quarters of fiscal 2018 and fiscal 2019 due to content costs for past use.

Operating Expenses

Research and development expense increased for all periods presented, primarily due to personnel-related expenses as we have continued to increase our headcount to support product and platform innovation.

Sales and marketing expense increased in the second and third quarter of each fiscal year due to an increase in expenses associated with advertising costs and other marketing programs for the holiday season. In addition, sales and marketing expenses increased as a result of higher personnel-related expenses and occupancy costs as we increased headcount and number of showrooms to support our growth.

General and administrative expense increased for all periods presented, primarily due to increases in personnel-related expenses, facilities costs, and professional service fees as we grow our business and scale operations. We saw a significant increase in general and administrative expenses in the first and second quarters of fiscal 2019 related to stock-based compensation expense associated with the tender offer completed in October 2018.

Adjusted EBITDA and Adjusted EBITDA Margin

Set forth below is a reconciliation of Adjusted EBITDA to net loss for the periods presented:

	Three Months Ended
	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018	Mar. 31, 2019
	(dollars in millions)
Net loss	$(17.0)	$(4.4)	$(15.6)	$(10.9)	$(54.5)	$(55.1)	$(38.6)
Adjusted to exclude the following:
Other income (expense), net	—	(0.3)	(0.2)	0.1	1.0	0.9	3.0
Provision for income taxes	—	—	—	0.1	—	—	0.2
Depreciation and amortization expense	1.1	1.4	1.5	2.6	4.2	5.0	5.8
Stock-based compensation expense	2.0	1.8	1.7	3.0	36.7	31.8	7.5
Content costs for past use	3.5	1.9	6.5	2.6	2.9	2.3	11.3
Transaction costs	—	—	—	0.5	—	—	—
Litigation expenses	0.2	0.1	0.6	0.7	1.2	2.8	5.8
Ground lease expense related to build-to-suit obligations	—	—	—	—	—	1.7	2.6

Adjusted EBITDA	$(10.2)	$1.1	$(5.1)	$(1.7)	$(10.6)	$(12.4)	$(8.3)

Adjusted EBITDA margin	(18.1)%	0.9%	(3.6)%	(1.6)%	(9.5)%	(4.7)%	(2.6)%

Starting in the quarter ended March 31, 2018, we began to incur significant costs related to certain growth initiatives including the introduction of our Tread, international expansion, and content investments which had an adverse impact on our Adjusted EBITDA. To support our growth, we have also begun to make investments in supply chain, product development, and a new headquarters in New York City which we expect will continue to impact our Adjusted EBITDA Margin.

Subscription Contribution and Subscription Contribution Margin

Set forth below is a reconciliation of subscription gross profit to Subscription Contribution for the periods presented:

	Three Months Ended
	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018	Mar. 31, 2019
	(dollars in millions)
Subscription revenue	$14.3	$16.5	$22.5	$27.0	$31.7	$37.3	$51.1
Less: Cost of subscription	9.5	8.2	14.6	13.2	16.3	20.3	38.0

Subscription gross profit	$4.8	$8.3	$7.9	$13.8	$15.4	$17.0	$13.1

Subscription gross margin	33.4%	50.4%	35.0%	51.0%	48.7%	45.5%	25.6%

Add back:
Depreciation and amortization expense	$0.4	$0.4	$0.5	$1.5	$1.8	$2.6	$3.0
Stock based compensation expense	0.1	0.1	0.1	0.2	1.2	0.6	0.6
Content costs for past use	3.5	1.9	6.5	2.6	2.9	2.3	11.3

Subscription Contribution	$8.7	$10.8	$15.0	$18.0	$21.4	$22.4	$28.0

Subscription Contribution Margin	61.1%	65.3%	66.7%	66.8%	67.4%	60.0%	54.8%

Subscription Contribution increased in each of the quarters presented primarily due to the growth of our Connected Fitness Subscriber base and our continued low Average Net Monthly Connected Fitness Churn. Subscription Contribution Margin increased quarterly through September 30, 2018 as we continued to leverage our fixed content costs across our growing Connected Fitness Subscriber base. In the subsequent quarters we began to make significant investments in Tread content, including the leasing of a Tread studio, as well as expansion into new content verticals such as yoga and meditation. Starting in the quarter ended December 31, 2018, our Subscription Contribution costs also include rent expense for our new production studio in New York City, which caused our Subscription Contribution Margin to decline. Starting in the quarter ended March 31, 2019, our Subscription Contribution costs also include rent expense for our new London studio. We expect to leverage the largely fixed costs of our studio production going forward as we scale our Connected Fitness Subscriber base.

Other Quarterly Key Operational and Business Metrics

	Three Months Ended
	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018	Mar. 31, 2019
Connected Fitness Subscribers	123,416	168,788	217,889	245,667	276,957	362,388	457,109
Average Net Monthly Connected Fitness Churn	0.52%	0.49%	0.55%	0.85%	0.50%	0.52%	0.68%
Total Workouts (in thousands)	2,501	3,231	5,902	6,223	7,069	9,336	17,988
Average Monthly Workouts per Connected Fitness Subscriber	7.1	7.4	9.6	8.7	8.9	9.7	13.9

Liquidity and Capital Resources

Our operations have been financed primarily through cash flow from operating activities, net proceeds from the sale of redeemable convertible preferred stock and borrowings under our Credit Agreement. As of March 31, 2019, we had cash and cash equivalents of approximately $235.4 million.

We believe our existing cash and cash equivalent balances, cash flow from operations, and amounts available for borrowing under our Credit Agreement will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other growth initiatives, the expansion of sales and marketing activities, the timing of new Connected Fitness Product introductions, market acceptance of our Connected Fitness Products, and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital. The inability to raise capital would adversely affect our ability to achieve our business objectives.

Amended and Restated Credit Agreement

In June 2019, we entered into a Credit Agreement with JPMorgan Chase Bank, N.A., as administrative agent, lead arranger and bookrunner and Bank of America, N.A., Barclays Bank PLC, Goldman Sachs Lending Partners LLC, and Silicon Valley Bank, as joint syndication agents, which amended and restated the loan and security agreement we previously entered into in November 2017. The Credit Agreement provides for a $250.0 million secured revolving credit facility, including up to the lesser of $150.0 million and the aggregate unused amount of the facility for the issuance of letters of credit. Interest on the Credit Agreement is paid based on LIBOR plus 2.75% or an Alternative Base Rate plus 1.75%. We are required to pay an annual commitment fee of 0.375% on a quarterly basis based on the unused portion of the revolving credit facility. The principal amount, if any, is payable in full in June 2024. As of June 30, 2019, we had not drawn on the credit facility and did not have outstanding borrowings under the Credit Agreement.

We have the option to repay our borrowings under the Credit Agreement without premium or penalty prior to maturity. The Credit Agreement contains customary affirmative covenants, such as financial statement reporting requirements and delivery of borrowing base certificates, as well as customary covenants that restrict our ability to, among other things, incur additional indebtedness, sell certain assets, guarantee obligations of third parties, declare dividends or make certain distributions, and undergo a merger or consolidation or certain other transactions. The Credit Agreement also contains certain financial condition covenants, including maintaining a total level of liquidity of not less than $120.0 million and maintaining certain minimum total revenue ranging from $725 million to $1,985 million depending on the applicable date of determination.

Cash Flows

	Year Ended June 30,		Nine Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in millions)
Net cash flows provided by (used in) operating activities	$(18.6)	$49.7	$54.6	$(75.6)
Net cash flows used in investing activities	(10.2)	(56.7)	(16.4)	(252.6)
Net cash flow from financing activities	143.6	3.1	1.8	411.8

Operating Activities

Net cash used in operating activities of $75.6 million for the nine months ended March 31, 2019 was primarily due to a net loss of $148.2 million and a decrease in net change in operating assets and liabilities of $18.7 million, partially offset by non-cash adjustments of $91.3 million. The decrease in net operating assets and liabilities was primarily due to an $86.5 million increase in inventory levels as a result of our introduction of the Peloton Tread, as well as our expansion into the United Kingdom and Canada, and a $14.9 million increase in prepaid expenses and other current assets driven by general growth; partially offset by an $80.7 million increase in accounts payable and accrued expenses related to growth of expenditures to support general business growth. Non-cash adjustments primarily consisted of stock-based compensation expense of $76.0 million of which $61.7 million related to a tender offer completed in October 2018.

Net cash provided by operating activities of $54.6 million for the nine months ended March 31, 2018 was primarily due to an increase in net change in operating assets and liabilities of $81.3 million and non-cash adjustments of $10.3 million, partially offset by a net loss of $37.0 million. The increase in net change in operating assets and liabilities was primarily due to a $54.9 million increase in deferred revenue associated with our prior Subscription offering launched in October 2017 whereby customers could purchase a subscription upfront for a 39-month term as well as overall growth in our sales of Connected Fitness Products, and a $48.8 million increase in accounts payable and accrued expenses related to growth of expenditures to support general business growth, partially offset by a $14.8 million increase in inventory levels and a $6.6 million increase in prepaid expenses and other current assets driven by general growth. Non-cash adjustments primarily consisted of stock-based compensation expense and depreciation and amortization expense.

Net cash provided by operating activities of $49.7 million for the fiscal year ended June 30, 2018 was primarily due to an increase in net change in operating assets and liabilities of $81.5 million and non-cash adjustments of $16.1 million, partially offset by a net loss of $47.9 million. The increase in net change in operating assets and liabilities was primarily due to a $63.0 million increase in deferred revenue associated with our prior Subscription offering launched in October 2017 whereby customers could purchase a subscription upfront for a 39-month term as well as overall growth in our sales of Connected Fitness Products, and a $41.0 million increase in accounts payable and accrued expenses related to expenditures to support general business growth; partially offset by a $9.6 million increase in inventory levels and a $12.1 million increase in prepaid expenses and other current assets driven by general growth. Non-cash adjustments primarily consisted of stock-based compensation expense and depreciation and amortization expense.

Net cash used in operating activities of $18.6 million for the year ended June 30, 2017 was primarily due to a net loss of $71.1 million, partially offset by an increase in net change in operating assets and liabilities of $38.2 million and non-cash adjustments of $14.3 million. The increase in net change in operating assets and liabilities was primarily due to a $22.1 million increase in accounts payable and accrued expenses related to growth of expenditures to support general business growth, and a $19.0 million increase in deferred revenue associated with overall growth in our sales of Connected Fitness Products. Non-cash adjustments primarily consisted of stock-based compensation expense.

Investing Activities

Cash used in investing activities for the nine months ended March 31, 2019 of $252.6 million was primarily related to the purchase of marketable securities of $204.0 million and capital expenditures of $47.9 million.

Cash used in investing activities for the nine months ended March 31, 2018 was $16.4 million for capital expenditures.

Cash used in investing activities for the year ended June 30, 2018 of $56.7 million was due to the cash portion of the acquisition of Neurotic Media of $28.7 million, net of cash acquired, and cash used of $28.0 million for capital expenditures. We acquired Neurotic Media primarily to automate and streamline content rights management and to enhance Member engagement through new music features. Of the total purchase consideration, $4.2 million has been recorded to goodwill, $24.8 million to acquired developed technology, and $0.1 million in tangible net assets.

Cash used in investing activities for the year ended June 30, 2017 was $10.2 million for capital expenditures.

Financing Activities

Net cash provided by financing activities of $411.8 million for the nine months ended March 31, 2019 was primarily related to net proceeds from issuance of Series F redeemable convertible preferred stock of $408.8 million, net of issuance costs and repurchases of common stock and preferred stock, as well as $3.0 million in proceeds from exercises of stock options.

Net cash provided by financing activities of $1.8 million for the nine months ended March 31, 2018 was primarily related to proceeds from exercises of stock options of $6.1 million, partially offset by $4.3 million in debt repayment and issuance costs.

Net cash provided by financing activities of $3.1 million for the fiscal year ended June 30, 2018 was primarily related to proceeds from exercises of stock options of $7.4 million, partially offset by $4.3 million in debt repayment and issuance costs.

Net cash provided by financing activities of $143.6 million for the fiscal year ended June 30, 2017 was primarily related to net proceeds from issuance of Series E redeemable convertible preferred stock of $145.6 million, net of issuance costs and repurchases of common stock and preferred stock, as well as proceeds from borrowings under our credit facility of $10.5 million. These amounts were partially offset by the $13.0 million debt repayment of our term loan and revolver.

Contractual Obligations and Other Commitments

The following table summarizes our contractual cash obligations as of June 30, 2018:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in millions)
Operating lease obligations(1)(2)	$203.5	$16.7	$48.0	$40.4	$98.5
Minimum guarantees(3)	2.8	1.4	1.4	—	—
Unused credit fee payments(4)	0.7	0.3	0.4	—	—

Total	$207.0	$18.4	$49.8	$40.4	$98.5

(1)

Operating lease obligations relate to our office space, warehouses, production studios, and retail showrooms and microstores. The lease terms are between one and twenty-one years, and the majority of the lease agreements are renewable at the end of the lease period.

(2)

The table does not reflect a real estate lease agreement for office space in New York City which we entered into in November 2018. A total amount of $453.0 million, representing future minimum lease payments, is payable under the agreement for the next sixteen years.

(3)

We are subject to minimum music royalty payments associated with our license agreements for the use of licensed content. See “Risk Factors—Risks Related to Our Business—We are a party to many music license agreements that are complex and impose numerous obligations upon us that may make it difficult to operate our business, and a breach of such agreements could adversely affect our business, operating results, and financial condition.”

(4)

We are required to pay a commitment fee of 0.375% based on the unused portion of the revolving credit facility. As of June 30, 2018, we were contingently liable for approximately $20.0 million in standby letters of credit as security for our operating lease obligations.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts.

Purchase orders or contracts for the purchase of certain goods and services are not included in the table. We cannot determine the aggregate amount of such purchase orders that represent contractual obligations because purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current needs and are fulfilled by our suppliers and manufacturers within short periods of time. We subcontract with other companies to manufacture our products. During the normal course of business, we and our manufacturers procure components based upon a forecasted production plan. If we cancel all or part of the orders, we may be liable to our suppliers and manufacturers for the cost of the unutilized component orders or components purchased by our manufacturers.

In December 2017, we entered into a 21-year operating lease agreement for our new fitness programming hub in New York City. This lease commenced in October 2018, upon the date we took possession of the leased space and committed to make $99.5 million in minimum fixed payments over the term of the lease agreement, although cash payments for rental obligations under the lease do not begin until October 2019. This lease contains a renewal option for two additional five-year periods and includes a tenant improvement allowance of $3.0 million.

In November 2018, we entered into a 16-year operating lease agreement for space to be used as our new corporate headquarters in New York City. This lease is expected to commence in August 2019 when we take possession of the leased space and commit to pay $453.0 million in minimum fixed payments over the term of the lease. This lease contains a renewal option for an additional 10-year period and includes a tenant improvement allowance of $28.0 million.

Between March 31, 2019 and June 30, 2020, the end of our 2020 fiscal year, we anticipate making capital expenditures of approximately $             to $             million, which will be largely attributable to the build out of our new headquarters in New York City, our investment in developing our New York and London production studios, and an increase in the number of showrooms that we operate.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2019.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

We are primarily exposed to changes in short-term interest rates with respect to our cost of borrowing under our Credit Agreement. We monitor our cost of borrowing under our facility, taking into account our funding requirements, and our expectations for short-term rates in the future. A hypothetical 10% change in the interest rate on our Credit Agreement for all periods presented would not have a material impact on our financial statements.

Foreign Currency Risk

To date, all of our inventory purchases have been denominated in U.S. dollars. Our international sales are primarily denominated in foreign currencies and any unfavorable movement in the exchange rate between U.S. dollars and the currencies in which we conduct sales in foreign countries could have an adverse impact on our revenue. A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies, which are also subject to fluctuations due to changes in foreign currency exchange rates. In addition, our suppliers incur many costs, including labor and supply costs, in other currencies. While we are not currently contractually obligated to pay increased costs due to changes in exchange rates, to the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our gross margins. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuation from operating expenses is relatively small at this time as the related costs do not constitute a significant portion of our total expenses. To date, we have not entered into derivatives or hedging transactions, as our exposure to foreign currency exchange rates has historically been partially hedged as our foreign currency denominated inflows have covered our foreign currency denominated expenses. However, we may enter into derivative or hedging transactions in the future if our exposure to foreign currency should become more significant.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and operating results.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, stockholders’ equity/deficit, revenue, expenses, and related disclosures. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results may differ from these estimates and could differ based upon other assumptions or conditions. The critical accounting policies that reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements include those noted below.

Revenue Recognition

Our primary source of revenue is from sales of our Connected Fitness Products including our Bike and Tread, related accessories, and monthly Connected Fitness Subscriptions.

We determine revenue recognition through the following steps in accordance with Topic 606 which we adopted as of July 1, 2018 on a full retrospective basis:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, we satisfy a performance obligation.

Revenue is recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Our revenue is reported net of sales returns and discounts, which to date have not been material to our financial statements. We estimate our liability for product returns based on historical return trends by product category and seasonality and an evaluation of current economic and market conditions, and record the expected customer refund liability as a reduction to revenue, and the expected inventory right of recovery as a reduction of cost of revenue. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur.

Some of our contracts with customers contain multiple performance obligations. For customer contracts that include multiple performance obligations, we account for individual performance obligations if they are distinct. The transaction price is then allocated to each performance obligation based on its standalone selling price. We generally determine standalone selling price based on the prices charged to customers.

Deferred revenue is recorded for nonrefundable cash payments received for our performance obligation to transfer or stand ready to transfer, goods or services in the future. Deferred revenue consists of Subscription fees billed that have not been recognized. Customer deposits represent payments received in advance in instances where the revenue contract is cancelable in nature, and therefore, we do not have an unconditional obligation to transfer control to a customer.

Product Warranty

We offer a standard product warranty that our products will operate under normal, non-commercial use for a period of one-year from the date of original purchase. We have the obligation, at our option, to either repair or replace a defective product. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenue. The estimate of future warranty costs is based on historical as well as current product failure rates, service delivery costs incurred in correcting product failures, and warranty policies. We regularly review these estimates to assess the appropriateness of our recorded warranty liabilities and adjust the amounts as necessary. Should actual product failures, use of materials or other costs differ from our estimates, additional warranty liabilities could be incurred, which could materially affect our results of operations. The estimates and assumptions used to reserve for product warranty have been accurate in all material respects and have not materially changed historically.

Goodwill and Intangible Assets

Goodwill represents the excess of the aggregate of the consideration transferred and the fair value of any non-controlling interest recognized, if any, over the fair value of identifiable assets acquired and liabilities assumed in a business combination.

Intangible assets other than goodwill are comprised of acquired developed technology. At initial recognition, intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any, and are amortized on a straight-line basis over the estimated useful life of the asset, which was determined based on management’s estimate of the period over which the asset will contribute to our future cash flows. We review goodwill for impairment annually or whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. In conducting our annual goodwill impairment test, we first review qualitative factors to determine whether it is more likely than not that the fair value of the asset is less than its carrying amount. If factors indicate that the fair value of the asset is less than its carrying amount, we perform a quantitative impairment assessment of the asset, analyzing the expected present value of future cash flows to quantify the amount of impairment, if any. We perform our annual impairment tests in the fourth quarter of each fiscal year. We assess the impairment of intangible assets whenever events or changing circumstances indicate that the carrying amount may not be recoverable.

Stock-Based Compensation

Stock-based awards are measured at the grant date based on the fair value of the award and is recognized as expense, net of actual forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. For performance-based stock options issued, the value of the instrument is measured at the grant date as the fair value of the award and expensed over the vesting term when the performance targets are considered probable of being achieved.

We calculate the fair value of stock options on the date of grant using the Black-Scholes option pricing model. The determination of the grant date fair value of stock option awards issued is affected by a number of variables, including the fair value of our underlying common stock, our expected common stock price volatility over the term of the option award, the expected term of the award, risk-free interest rates, and the expected dividend yield of our common stock.

Generally, our stock option awards permit early exercise. The unvested portion of shares exercised is recorded as a liability on our balance sheet and reclassified to equity as vesting occurs.

The estimated grant-date fair value of our equity-based awards issued to service providers was calculated using the Black-Scholes option-pricing model, based on the following assumptions:

	Fiscal Year Ended June 30,		Nine Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Dividend yield	—	—	—	—
Weighted-average expected term (in years)	6.3	6.3	6.3	6.3
Weighted-average risk-free interest rate	1.4%	2.4%	2.2%	2.7%
Weighted-average expected volatility	79.3%	55.2%	59.2%	45.0%

Dividend Yield. The expected dividend yield is zero as we have never declared or paid cash dividends and have no current plans to do so in the foreseeable future.

Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. We do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time stock-based awards have been exercisable. As a result, for stock options, we used the simplified method to calculate the expected term estimate based on the vesting and contractual terms of the option. Under the simplified method, the expected term is equal to the average of the stock-based award’s weighted-average vesting period and its contractual term. For awards granted which contain performance conditions, we estimate the expected term based on the estimated dates that the performance conditions will be satisfied.

Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock option’s expected term.

Expected Volatility. Since we do not have a trading history of our common stock, the expected volatility was derived from the average historical stock volatilities of several unrelated public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the awards, We intend to continue to consistently apply this process using the same or similar companies to estimate the expected volatility until sufficient historical information regarding the volatility of the share price of our Class A common stock becomes available.

We also grant stock-based awards to non-employees. We believe that for stock options issued to non-employees, the fair value of the stock option is more reliably measurable than the fair value of the services rendered. Therefore, we estimate the fair value of non-employee stock options using a Black-Scholes valuation model with appropriate assumptions.

Common Stock Valuations

In the absence of a public trading market, the fair value of our common stock was determined by our board of directors, with input from management, taking into account our most recent valuations from an independent third-party valuation specialist. Our board of directors intended all stock options granted to have an exercise price per share not less than the per share fair value of our common stock on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation models were based on future expectations combined with management judgment, and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	relevant precedent transactions involving our capital stock;

•	contemporaneous valuations performed at periodic intervals by unrelated third-party specialists;

•	the liquidation preferences, rights, preferences, and privileges of our redeemable convertible preferred stock relative to the common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the likelihood and timing of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;

•	recent secondary stock sales and tender offers;

•	the market performance of comparable publicly-traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock at various dates in fiscal 2017, 2018, and 2019, our board of directors determined the equity value of our business using various valuation methods including combinations of income and market approaches with input from management. The income approach estimates the fair value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using an appropriate discount rate to reflect the risks inherent in us achieving these estimated cash flows. The market approach estimates value considering an analysis of guideline public companies. The guideline public companies method estimates value by applying a representative revenue multiple from a peer group of companies in similar lines of business to our forecasted revenue. Our peer group of companies was selected based on operational and economic similarities to us and factors considered included but were not limited to industry, business model, growth rates, customer base, capitalization, size, profitability and stage of development. From time to time, we updated the set of comparable companies as new or more relevant information became available. This approach involves the identification of relevant transactions, and determining relevant multiples to apply to our revenue.

The equity values implied by the income and market approaches reasonably approximated each other as of each valuation date.

Once we determined an equity value, we used a combination of approaches to allocate the equity value to each class of our stock. We used the option pricing method, or OPM. The OPM allocates values to each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and exercise prices of the equity instruments.

We also considered an appropriate discount adjustment to recognize the lack of marketability and liquidity due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies. The discount for marketability was determined using a protective put option model, in which a put option is used as a proxy for measuring discounts for lack of marketability of securities.

Following August 2018, the resulting equity value was then allocated to the common stock using a probability weighted expected return method, or PWERM. Under PWERM, we estimated the value of our common stock based upon an analysis of our values assuming an initial public offering as a possible future event. Additionally, the OPM, using the preferred stockholders’ liquidation preferences, participation rights, dividend rights, and conversion rights to determine the value of each share class in specific potential future outcomes, was considered in the PWERM approach. We also applied a discount for lack of marketability to account for a lack of access to an active public market.

In addition, we also considered any private or secondary transactions involving our capital stock as well as tender offers completed in fiscal 2017 and 2019. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying Class A common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Based upon the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of stock options outstanding as of March 31, 2019 was $        million, of which $        million related to vested stock options and $        million related to unvested stock options. In addition, we granted options to purchase 13,955,612 shares of our Class B common stock subsequent to March 31, 2019.

Income Taxes

We utilize the asset and liability method for computing our income tax provision. Deferred tax assets and liabilities reflect the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities as well as operating loss, capital loss, and tax credit carryforwards, using enacted tax rates. Management makes estimates, assumptions, and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits, which to date have not been material, are recognized within provision for income taxes.

Loss Contingencies

We are involved in legal proceedings, claims, and regulatory, tax, and government inquiries and investigations that arise in the ordinary course of business. Certain of these matters include claims for substantial or indeterminate amounts of damages. We record a liability when we believe that it is both probable that a loss has been incurred and the amount can be reasonably estimated. If we determine that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, we disclose the possible loss in the accompanying notes to the consolidated financial statements.

We review the developments in our contingencies that could affect the amount of the provisions that have been previously recorded, and the matters and related reasonably possible losses disclosed. We make adjustments to our provisions and changes to our disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. Significant judgment is required to determine both the probability and the estimated amount of loss. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based on new information and future events.

The outcome of litigation is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management’s expectations, our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, of the notes to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

Internal Control Over Financial Reporting

In the course of preparing the financial statements that are included in this prospectus, our management has determined that we have material weaknesses in our internal control over financial reporting. These material weaknesses primarily pertained to IT general controls, controls to address segregation of certain accounting duties, timely reconciliation and analysis of certain key accounts and the review of journal entries. We have concluded that these material weaknesses in our internal control over financial reporting occurred because, prior to this offering, we were a private company and did not have the necessary business processes, systems, personnel and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

In order to remediate these material weaknesses, we have taken and plan to take the following actions:

•	implementation of IT general controls to manage access and program changes within our IT environment;

•	the hiring and continued hiring of additional accounting and finance resources with public company experience;

•	implementation of additional review controls and processes and requiring timely account reconciliations and analyses; and

•	implementation of processes and controls to better identify and manage segregation of duties risks.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of June 30, 2018 nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

BUSINESS

Our Purpose

We believe physical activity is fundamental to a healthy and happy life. Our ambition is to empower people to improve their lives through fitness.

We are a technology company that meshes the physical and digital worlds to create a completely new, immersive, and connected fitness experience. We are also:

…a media company that creates engaging-to-the-point-of-addictive original programming with the best instructors in the world.

…an interactive software company that motivates our Members to achieve their goals.

…a product design company that develops beautiful and intuitive equipment that anticipates the needs of our Members.

…a social connection company that enables our community to support one another.

…a direct-to-consumer, multi-channel retail company that facilitates a seamless customer journey.

…an apparel company that allows Members to display their passion for Peloton.

…a logistics company that provides high-touch delivery, set up, and service for our Members.

We are driven by our Members-first obsession and we will be any company we need to be in order to deliver the best fitness experience possible.

Who We Are

Peloton is the largest interactive fitness platform in the world with a loyal community of over 1.25 million Members. We pioneered connected, technology-enabled fitness, and the streaming of immersive, instructor-led boutique classes to our Members anytime, anywhere. We make fitness entertaining, approachable, effective, and convenient, while fostering social connections that encourage our Members to be the best versions of themselves.

We are an innovation company at the nexus of fitness, technology, and media. We have disrupted the fitness industry by developing a first-of-its-kind subscription platform that seamlessly combines the best equipment, proprietary networked software, and world-class streaming digital fitness and wellness content, creating a product that our Members love. Our highly compelling offering helped our Members complete over 45 million Peloton workouts in the 12-month period ended March 31, 2019.

Driven by our Members-first mindset, we built a vertically integrated platform that ensures a best-in-class, end-to-end experience. We have a direct-to-consumer multi-channel sales platform, including 69 showrooms with knowledgeable sales specialists, a high-touch delivery service, and helpful Member support teams. Our Members are as devoted to us as we are to them—93% of our Connected Fitness Products ever sold still had an active Connected Fitness Subscription attached as of March 31, 2019.

Our Connected Fitness Product offerings currently include the Peloton Bike, launched in 2014, and the Peloton Tread, launched in 2018. Both our Bike and Tread include a state-of-the-art touchscreen that streams live and on-demand classes. Our products have a multitude of interactive software features that encourage frequent use, facilitate healthy competition on our patented leaderboard, build community among our Members, and inspire our Members to track performance and achieve their goals with real-time and historical metrics. As of March 31, 2019, we had sold approximately 512,000 Connected Fitness Products, with approximately 503,000 sold in the United States.

Our world-class instructors teach classes across a variety of fitness and wellness disciplines, including indoor cycling, indoor/outdoor running and walking, bootcamp, yoga, strength training, stretching, and meditation. We produce approximately 950 original programs per month and maintain a vast and constantly updated library of thousands of original fitness and wellness programs. We make it easy for Members to find a class that fits their interests based on class type, instructor, music genre, length, available equipment, area of physical focus, and level of difficulty.

Our content is available on our Connected Fitness Products through a $39.00 monthly Connected Fitness Subscription, which allows for unlimited workouts across multiple users within a household. Our Connected Fitness Subscribers can enjoy our classes anywhere through Peloton Digital, which is available through iOS and Android mobile devices, as well as most tablets and computers. We also have Digital Subscribers who pay $19.49 per month for access our content library on their own devices.

Our revenue is primarily generated from the sale of our Connected Fitness Products and associated recurring subscription revenue. We have experienced significant growth in sales of Connected Fitness Products, which, when combined with our strong Connected Fitness Subscriber retention rates, have driven high growth in Connected Fitness Subscribers. Our Connected Fitness Subscriber base grew by 110% from March 31, 2018 to March 31, 2019.

Our compelling financial profile is characterized by high growth, strong retention, recurring revenue, margin expansion, and efficient customer acquisition. Our low Average Net Monthly Connected Fitness Churn, together with our high Subscription Contribution Margin, generates attractive Connected Fitness Subscriber Lifetime Value. When we acquire new Connected Fitness Subscribers, we are able to offset our customer acquisition costs with the gross profit earned on our Connected Fitness Products. This allows for rapid payback of our sales and marketing investments and results in a robust unit economic model.

We are a fast growing and scaled fitness platform. For fiscal 2017 and 2018:

•	we generated total revenue of $218.6 million and $435.0 million, respectively, representing 99.0% year-over-year growth;

•	we incurred net losses of $(71.1) million and $(47.9) million, respectively; and

•	our Adjusted EBITDA was $(36.2) million and $(15.9) million, respectively.

For the nine months ended March 31, 2019, we generated total revenue of $691.7 million, representing 110.6% year-over-year growth, we incurred net losses of $(148.2) million, and Adjusted EBITDA was $(31.3) million.

See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

For fiscal 2017 and 2018 and the nine months ended March 31, 2019, key metrics of our business included:

•	Connected Fitness Subscribers of 107,708, 245,667, and 457,109, respectively;

•	Average Net Monthly Connected Fitness Churn of 0.70%, 0.64%, and 0.58%, respectively; and

•	Subscription Contribution Margin of 61.4%, 65.5%, and 59.7%, respectively.

See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of Subscription Contribution Margin and a reconciliation of subscription gross margin to Subscription Contribution Margin. For a definition of Connected Fitness Subscriber Lifetime Value, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Model” and for a definition of Connected Fitness Subscribers, Average Net Monthly Connected Fitness Churn, and Subscription Contribution Margin, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational and Business Metrics.”

Historical Performance

Our Industry and Opportunity

Industry

We participate in the massive and growing global health and wellness industry. According to a 2018 report by the Global Wellness Institute, the total global spend on the wellness industry in 2017 was $4.2 trillion, of which the global spend on fitness and certain categories of wellness, including meditation and yoga, represented nearly $600 billion. According to the International Health, Racquet & Sportsclub Association, or IHRSA, 174 million and 61 million people had gym memberships globally and in the United States, respectively, as of 2017.

Our current product portfolio, which consists of our Bike, Tread, and fitness and wellness subscription services, addresses a large consumer base. Within our current and announced markets (the United States, the United Kingdom, Canada, and Germany), we estimate that in the past year 75 million people used treadmills and 27 million used stationary cycling bikes. In those same regions, we estimate that over 5 million treadmills and nearly 3 million stationary cycling bikes were purchased for in-home use during the last year. We believe that we are significantly expanding the market for fitness equipment and products. According to our 2019 Member Survey, four out of five Members were not in the market for home fitness equipment prior to purchasing a Peloton Connected Fitness Product.

Opportunity

We consider our market opportunity in terms of a Total Addressable Market, or TAM, which we believe is the market we can reach over the long-term in our current and announced markets, and a Serviceable Addressable Market, or SAM, which we address with our current product verticals and price points.

According to our research, our TAM is 67 million households, of which 45 million are in the United States. Within our TAM, we estimate that 52 million households are interested in learning more about our Connected Fitness Products without seeing the price. We estimate that our SAM is 14 million Connected Fitness Products, with 12 million represented in the United States. Historically, our SAM has grown as our brand awareness has increased. With low brand awareness in our current international markets, we believe we will see SAM expand as we make further investments in building brand and product awareness in these regions. We will grow both TAM and SAM as we expand beyond our current geographies and grow SAM as we develop new Connected Fitness Products and content in new fitness verticals. With approximately 512,000 Connected Fitness Products sold globally as of March 31, 2019, we are less than 4% penetrated in our SAM of 14 million.

*	Represents our total addressable market within our current and announced markets—the United States, the United Kingdom, Canada, and Germany.

Consumer Trends in Our Favor

Increasing Focus on Health and Wellness

The growing awareness of the benefits of exercise and physical activity is driving increasing participation and spend in fitness and wellness. This has translated into consistent year-over-year growth of the fitness industry both in the United States and globally over the past two decades, even during times of economic recession. According to IHRSA, health club industry revenues in the United States grew at a 5.4% annual growth rate over the last ten years. In addition, employers and health insurance companies are investing in employee well-being by offering incentives for preventative health measures such as exercise. According to a 2017 study by the National Business Group on Health, 74% of employers offer employee wellness incentives, with the average employee incentive amount increasing from $521 in 2013 to $742 in 2017.

Streaming Media is the Leading Channel of Consumption

The quality, volume, and speed of streaming content has profoundly changed media consumption patterns. Consumers can select from extensive catalogs of content across video programming, music, books, and gaming, among other categories, allowing for personalized, on-demand consumption anywhere, anytime, and at a great value. According to Kagan, a media research group of S&P Global Market Intelligence, global digital music paid subscribers are estimated to have grown from 12.1 million in 2012 to 162.5 million in 2018. Similarly, digital video paid subscribers are estimated to have increased in the United States from 37.6 million in 2012 to 167.8 million in 2018.

Desire for Community and Shared Experiences

We believe consumers are increasingly spending on experiences and are seeking meaningful community connections. Within the fitness industry, consumers have migrated to boutique fitness due to personalization, expert instruction, and the sense of community. Boutique-style fitness offerings are the fastest growing brick-and-mortar fitness category. According to IHRSA, as of 2017, 40% of members of health and fitness clubs reported belonging to a boutique fitness studio, and from 2013 to 2017, membership in boutique studios grew approximately 121%.

Demand for Convenience

Household trends, longer working hours, and the rise of mobile technology make it challenging to balance time between family, work, and personal health and wellness. According to the Pew Research Center, over the last few decades, there has been an increase in dual income families from 49% in 1970 to 66% in 2016. We believe that busy lifestyles, less free time, and changing household dynamics are driving demand for convenient fitness options.

What Sets Us Apart

Category-Defining Brand with Broad Appeal

Peloton is the pioneer of connected, technology-enabled fitness. By meshing the physical and digital worlds, we have created an immersive experience that our Members love. We have scaled rapidly through data-driven marketing and education-based sales efforts. Our marketing is made more efficient by the significant word-of-mouth referrals from our loyal Members, which has become one of our largest sales channels. As a result of strong Connected Fitness Product sales and low Average Net Monthly Connected Fitness Churn, we have grown our Connected Fitness Subscribers from 35,135 as of June 30, 2016 to 457,109 as of March 31, 2019 representing annualized growth of approximately 154%.

We are democratizing access to high-quality boutique fitness by making it accessible and affordable through the compelling value of our unlimited household Connected Fitness Subscriptions and attractive financing programs for the Bike and Tread. We continue to broaden our demographic appeal—our fastest growing demographic segments are consumers under 35 years old and those with household incomes under $75,000.

Growing and Scaled Platform with Network Effects

As the largest interactive fitness platform in the world, our rapidly growing and scaled Member base is a highly strategic asset. With our first mover advantage we have achieved critical mass, which improves our platform and Member experience. As of March 31, 2019, on average, over 5,500 Members participated in each cycling class, across live and on-demand. As our community of Members continues to grow, the Peloton fitness experience becomes more inspiring, more competitive, more immersive, and more connected. Over time, Members are embedded in the Peloton community and we become a part of their lives, increasing the opportunity cost of Members leaving or potential Members not joining our platform.

Engaging-to-the-Point-of-Addictive Fitness Experience Drives High Retention

By making fitness fun and motivating, we help our Members achieve their personal goals. We analyze millions of workouts per month to help us develop features that improve our Member experience and create new, on-trend fitness and wellness content that our Members crave. Engagement is the leading indicator of retention for our Connected Fitness Subscribers. We have consistently seen workouts increase over time. On average, our Connected Fitness Subscribers completed 7.3, 8.1, and 10.8 workouts per month in the 12 months ended March 31, 2017, 2018, and 2019, respectively. Usage drives value and loyalty, which is evidenced by our exceptional weighted-average 12-month Connected Fitness Subscriber retention rate of 95% across all fiscal year cohorts since fiscal 2016.

Vertically Integrated Platform That is Difficult to Replicate

We are driven by our Members-first obsession and see every Member touchpoint as an opportunity to exceed expectations. To create the best platform, we designed our own products, developed our own interactive software, and created our own high production value fitness and wellness programming. For full end-to-end Member support, we were also compelled to develop our own customer education, purchase and delivery, and services platform. We sell our Connected Fitness Products exclusively through our knowledgeable inside sales and showroom associates as well as our e-commerce site. Our high-touch delivery teams ensure that new Members are immediately set up and ready to work out on their new Bike or Tread. The effectiveness of our end-to-end platform is demonstrated by the high Net Promoter Score for our Bike, which has been within the range of 80 to 93 since we began measuring it in 2016.

Compelling Financial Model

Our financial profile is characterized by high growth, strong retention, recurring revenue, margin expansion, and efficient customer acquisition. Our growth is attributable to our data-driven marketing approach and Member word-of-mouth referrals, both of which help us generate predictable and increasingly efficient Connected Fitness Product sales. Our low Average Net Monthly Connected Fitness Churn, combined with our high Subscription Contribution Margin, results in attractive Connected Fitness Subscriber Lifetime Value. We offset customer acquisition costs with the gross profit earned on our Connected Fitness Products, generating rapid payback of sales and marketing investments and robust unit economics.

Founder-Led, Passionate Team

Peloton was founded by John Foley in 2012. Along with his four co-founders, John set out to create the most convenient and immersive indoor cycling experience in the world. Our founders believed deeply that creating a Members-first experience would require Peloton to be as vertically integrated as possible, and so we built teams that span software development, product design, fitness instruction, content production, marketing, music, logistics, retail, and apparel. We believe that no other company is at the intersection of all these disciplines, which means that every day we are doing something that no other company has done before. This, along with the positive impact we have on our Members’ physical and mental well-being, fuels our passion for continuous innovation and progress.

Growth Strategies

Our goal is to rapidly grow our Member base through the sale of our Connected Fitness Products while continuing to engage and retain our scaled and loyal community of Members.

Grow Brand Awareness

We are still in the early stages of growth in our existing markets. As of March 31, 2019, we had sold approximately 512,000 Connected Fitness Products globally, a small fraction of the 14 million products we believe reflect our current SAM. While our aided brand awareness has grown rapidly in the United States and reached 67% as of April 3, 2019, we have significant room to increase our brand and product awareness in both the United States and in our other geographies through television, digital, and social media marketing, as well as our showrooms and word-of-mouth referrals. We continue to broaden our demographic appeal by educating customers on the compelling value of our Connected Fitness Subscriptions.

Continuously Improve Member Experience

We constantly improve and evolve our interactive software and content to drive Member engagement, which helps us maintain our high retention rates as we grow. We deploy new software features frequently and currently produce approximately 950 original programs per month to keep our content library fresh and on-trend. We also continue to drive usage through innovative fitness and wellness programs and goal-based challenges that make Members feel more accountable and help them reach their personal goals. Total Workouts for our Connected Fitness Subscribers grew from 13.9 million to 40.6 million for the 12 months ended March 31, 2018 and March 31, 2019, respectively, representing a 192% increase. For a definition of Total Workouts, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational and Business Metrics.”

Launch New Products and Expand Content Offering

Over time, we plan to invest heavily in new product development and content to further penetrate our SAM. We will launch new Connected Fitness Products and accessories in our existing, as well as new fitness verticals, while continuously updating and expanding our original fitness and wellness programming. We will pursue new products where there is a large market opportunity in areas of fitness with staying power.

Pursue Disciplined Expansion into New Geographies

With more than 174 million people belonging to gyms globally, we believe there is significant opportunity for Peloton to grow internationally. In 2018, we began our international expansion and brought the Peloton experience to the United Kingdom and Canada. With our expansion into Germany in the winter of 2019, we will be in the largest fitness markets in the world. We will continue to pursue disciplined international expansion by targeting countries with high fitness penetration and spend, the presence of boutique fitness, and where we believe the Peloton value proposition will resonate.

Invest in Our Platform

We will continue to invest in technology and infrastructure to extend our leadership in connected fitness, increase our value proposition, and support our growth. Over the next couple of years, we will continue to invest in state-of-the-art production studios in New York City and London and a new headquarters in New York City, which will include a dedicated research and development facility for new product design, development, and testing. We will continue to invest heavily in a variety of software and hardware engineering functions, supply chain operations, manufacturing, and advanced quality assurance to support our growth.

Increase Profitability Through Fixed Cost Leverage

The continued growth of our Connected Fitness Subscriber base will allow us to improve Subscription Contribution Margin, increase Connected Fitness Subscriber Lifetime Value, and generate operating leverage. A significant portion of our content creation costs can be leveraged over time given that a limited number of production studios and instructors can support the future growth of our Subscriber base. We expect to drive continued efficiencies in sales and marketing expenses as we benefit from increasing brand awareness, word-of-mouth referrals from our growing Subscriber base, and further optimization of our sales and marketing investments by channel. We will also achieve operating leverage as we scale fixed general and administrative expenses, including those associated with our new headquarters in New York City.

Our Product Offerings

Connected Fitness Products

Our Connected Fitness Products include the Peloton Bike, launched in 2014, and the Peloton Tread, launched in 2018. Our Bike features a carbon steel frame, a nearly silent belt drive, magnetic resistance for durability, and a 22” high-definition touchscreen with built-in stereo speakers to stream live and on-demand classes, all in a compact, 4’ by 2’ footprint. In the United States, we sell our Bike for $2,245, which includes delivery and set up. We offer qualified customers in the United States a 39-month, 0% APR financing program, allowing them to purchase the Bike and pay in monthly installments of $58.00.

The Tread provides a one-of-a-kind experience for runners, strength trainers, and bootcamp enthusiasts. Like our Bike, the Tread has a state-of-the-art touch screen that allows Members to stream live and on-demand classes and is designed for performance and comfort. The Tread features a shock-absorbing rubber-slat belt and ball bearing system, ideal for low-impact training, while pace and incline knobs allow for seamless adjustments. The 32” high-definition touchscreen features a 20-watt sound bar for an immersive experience both on and off the Tread. Currently our Tread is only available in the United States and sells for $4,295, which includes delivery and set up. We offer qualified customers a 24-month, 0% APR financing program, allowing them to purchase the Tread and pay in monthly installments of $179.00.

Peloton Bike	Peloton Tread

Connected Fitness Subscriptions

Our Connected Fitness Subscriptions are on a month-to-month basis, allow for multiple household users, and provide unlimited access to all live and on-demand classes. Our Connected Fitness Subscription allows Members to access classes through our Connected Fitness Products, compete on our motivating leaderboard, track performance metrics, and connect and interact with the broader Peloton community. Our Connected Fitness Subscription also includes access to our content through Peloton Digital which is available through iOS and Android mobile devices and most tablets and computers. Our Connected Fitness Subscriptions allow up to five Members of a household to access our content simultaneously. On average, we had 2.0 Members per Connected Fitness Subscription as of March 31, 2019.

Subscription Content
Bike	Tread	Digital

Peloton Digital

Peloton Digital began as a companion app for Connected Fitness Subscribers to provide access to our classes while our Members were away from their Connected Fitness Products. Starting in June 2015, we offered Peloton Digital as a standalone fitness app. In June 2018, we relaunched Peloton Digital when we expanded our content offering to include bootcamp and indoor/outdoor running and walking classes. As of March 31, 2019, we had approximately 107,000 Peloton Digital Subscribers, in addition to our over 457,000 Connected Fitness Subscribers. A Digital Subscriber is an individual or household that has a paid Peloton subscription with a successful credit card billing. With over 67 million households in our current and announced markets open to subscription fitness, we believe there is ample opportunity for us to grow our Digital Subscription base over time.

Today, Peloton Digital is included with all Connected Fitness Subscriptions. As of March 31, 2019, 45% of our Connected Fitness Subscribers used Peloton Digital to supplement their workout regime. Peloton Digital also helps us attract new Connected Fitness Subscribers by serving as an acquisition tool for new Members.

Peloton Digital

Since the Peloton Digital relaunch in June 2018, we have added several new fitness verticals which we believe have increased the value of our subscription services. These include indoor/outdoor running and walking, bootcamp, strength training, stretching, and meditation. We have also significantly expanded our yoga offerings. Our Members have shown strong interest in these new verticals; for the nine months ended March 31, 2019, 33% of workouts completed were not indoor cycling classes.

Peloton Total Fitness Experience

Our Compelling Value Proposition

Our monthly Connected Fitness Subscription at $39.00 is less expensive than most monthly gym memberships, a fraction of the price of a personal training session, and approximately the same price as one boutique fitness class for one person. Boutique studio fitness classes typically cost between $25.00 and $45.00 per class, per person and follow a rigid schedule whereas our monthly Connected Fitness Subscription covers the household and offers unlimited use, anytime, anywhere. Our live class schedule and on-demand library feature classes spanning five to 90 minutes, providing Members with flexibility and convenience.

To increase affordability, we offer attractive 0% APR financing programs for our Connected Fitness Products. These programs allow our qualified customers to pay in monthly installments of as low as $58.00 for 39 months and $179.00 for 24 months for our Bike and Tread, respectively. Our financing programs have successfully broadened our base of Members by attracting consumers from a wider spectrum of ages and income levels. In the nine months ended March 31, 2019, approximately 50% of all Connected Fitness Products sold were financed.

Existing Connected Fitness Subscribers provide a clear endorsement of the superior value of our offering. According to our 2019 Member Survey, the vast majority of our Members say that Peloton offers a better value than all other fitness alternatives. We strive to continuously improve our Member experience and value proposition through enhancements to our content and interactive software features.

Our Vertically Integrated Fitness Platform

Technology

Our content delivery and interactive software platform are critical to our Member experience. We invest substantial resources in research and development to enhance our platform, develop new products and features, and improve our platform infrastructure. Our research and development organization consists of world-class engineering, product, and design teams. Our teams have a diverse set of skills and industry experience, including expertise in highly scalable distributed systems, machine learning, artificial intelligence, and user-centric application engineering. Our engineering, product, and design teams work together to bring our products to life, from conception and validation to implementation. We constantly improve our existing Connected Fitness Products through frequent software updates with new and innovative interactive features. We are committed to leveraging data to continuously improve our Member experience by studying and understanding points of interaction and how our Members use our software features.

Video streaming and storage are provided by third-party cloud providers. By leveraging these third parties, we are able to focus our resources on creating product enhancements and new software features. In addition, our technology platform is designed with redundancy and high availability in mind in order to minimize Member service disruption.

Content and Music

We create engaging-to-the-point-of-addictive original fitness and wellness content in an authentic live environment that is immersive, motivating, and encourages a sense of community. We combine high production value content with a broad catalogue of music to create a truly unique fitness experience our Members love.

Content Development

We use performance data to understand our Members’ workout habits in order to evolve and optimize our programming around class type, length, music, and other considerations. We have developed a diverse content library with thousands of classes across an extensive range of class lengths, difficulty levels, and fitness preferences ranging from fun and flexible to structured and highly technical, all of which our Members easily access through filtering and search capabilities. We produce approximately 950 original programs per month from three production studios in New York City and London, with 27 instructors as of May 2019, and across 10 fitness and wellness disciplines including indoor cycling, indoor/outdoor running and walking, bootcamp, yoga, strength training, stretching, meditation, and floor cardio. We entered into a long-term lease agreement at 5 Manhattan West in New York City in October 2018, which will serve as our fitness programming hub in North America and will feature four state-of-the-art production studios. We anticipate that this facility will open in Spring 2020.

As we further expand internationally, we will develop localized content, as we have done in the United Kingdom where we produce content featuring two local instructors as of May 2019. In December 2018, we entered into a long-term lease agreement at 11 Floral Street in London, England, which will serve as our fitness programming hub in Europe with three state-of-the-art production studios. As we expand into Germany and other non-English-speaking countries, we will produce classes in local languages from this location and use subtitling for our English-speaking programming. We may selectively open small, local studios to supplement our international programming.

Instructors

In front of the camera, our 27 celebrated instructors play a critical role in bringing the Peloton experience to life for our Members. Our instructors are not only authorities in their respective areas of fitness, but also relatable, magnetic personalities who inspire passionate followings. We offer a diverse cast of instructors that allows us to appeal to a broad audience of Members. Our instructors inspire our Members both on and off the camera and attend showroom openings and other Member-focused events where they meet and interact with our Members. Our Members feel connected to our instructors, and many Members travel from far distances to take a class at our New York City studios.

World Class Peloton Instructors

Production Team

Behind the camera, our studio production teams are dedicated to creative excellence. We have top production talent representing decades of experience at major broadcast and cable networks, some of whom have won Emmy Awards for production excellence. Our teams provide dedicated creative support to our instructors before, during, and after live productions with the help of content performance data. We are focused on efficiency while maintaining high-quality production. All classes are shot in broadcast quality environments with a fraction of the staff and budget typical of a major network show. This allows us to deliver a constant stream of live-produced, authentic fitness and wellness programming with cinematic quality that provides clarity of instruction and entertainment value.

Music and Music Technology

We have developed a proprietary music platform that fuels the workout experience with thoughtfully curated playlists that align with our Members’ musical preferences. We have over a million songs under license, representing the largest audiovisual connected fitness music catalog in the world. Our curated music is as diverse and dynamic as the Members we serve, delivering a custom-fit-and-finish musical experience created by instructors and music supervisors on our production team.

We control the intersection of fitness and music in a deeply engaging way, motivating Members to achieve their fitness goals while discovering great music in the process. Peloton is a discovery resource for new artists and songs while also providing the opportunity for our Members to re-discover music they love. Members consistently rank the music we provide as one of their favorite aspects of the Peloton experience. We believe we have defined a new standard for musical content development in the fitness and wellness categories, which includes premiering new music, working with artists to co-curate classes based on their own music or influences, and partnering to create new music.

We have applied, and will continue to apply, technological solutions to enhance our music platform including:

•	data-driven playlist recommendations for our instructors and music supervisors to use in developing class plans;

•	instructor-facing song search and filtering functions, including the ability to search by song length and BPM;

•	real-time music and content management and reporting;

•	for Members, a display of every song played in a class, including artist name and associated artwork;

•	ability for Members to “like” songs they discover anywhere on our platform and save it to their profile; and

•	integrations with Spotify and Apple Music, enabling Members to sync songs they hear on Peloton to their streaming service.

Music Rights Strategy

We have built a world class music content management and reporting system to meet the needs of our music rights holders in order to support our highly-engaged, growing global community of over 1.25 million Members. Peloton is increasingly seen by our partners as an impactful music discovery platform, which has created opportunities to progressively and meaningfully enhance our classes with custom music experiences. We expect this to continue as we invest in music-first technology to improve the quality of our Members’ experience, strengthen our competitive advantage over other fitness platforms, and add value to our Members.

Sales and Marketing

Our goal is to increase brand awareness and purchase intent for our Connected Fitness Products and subscriptions. We use a unique combination of brand and product-specific performance marketing to build brand awareness and generate predictable sales of our Connected Fitness Products. In just a few years, Peloton’s aided brand awareness has grown significantly, and as of April 3, 2019, our aided brand awareness in the United States was 67%. Our marketing strategies have focused on product education and broadening our demographic reach. From January 1, 2016 to March 31, 2019, our fastest growing demographic segments included Members under the age of 35 and Members making under $75,000 in annual household income.

Video has been the strongest medium to communicate the features of the Peloton platform. We primarily market through advertisements on broadcast and cable television, social media, and over-the-top providers such as Hulu and YouTube to reach our target audience, focusing on incremental return on investment. Our direct-to-consumer model allows us to conduct frequent tests in our sales channels, including testing our brand creative and messages, allowing us to further optimize marketing spend. We also frequently test alternative marketing channels, such as podcasts and other forms of audio advertising, as well as direct mailing.

Direct to Consumer, Multi-Channel Sales Model

We sell our products directly to customers through a multi-channel sales platform that includes e-commerce, inside sales, and showrooms. Our sales associates use robust customer relationship management tools to deliver an elevated, personalized, and educational purchase experience, regardless of channel of capture and conversion. Integration and coordination across all sales channels is critical to the customer journey, evidenced by over 36% of our customers purchasing a product or service in a different channel than where they originally engaged with Peloton in the 12 months ended March 31, 2019.

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E-Commerce and Inside Sales: Our desktop and mobile websites, www.onepeloton.com, www.onepeloton.co.uk, and www.onepeloton.ca, provide an elevated brand experience where visitors can learn about our products and services and access product reviews. Our inside sales team engages with customers by phone, email, and online chat on our websites, and offers one-on-one sales consultations seven days a week.

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Showrooms: Our showrooms allow customers to experience and try our products. We provide interactive product demonstrations and many of our showrooms have private areas where customers can do a “test ride” or “test run.” We frequently host Peloton community events in our showrooms, which help deepen brand engagement and loyalty.

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Commercial: The commercial and hospitality markets represent a small percentage of sales but are important to driving trial and brand awareness. Our Bikes in hospitality locations help keep our Members riding when they travel, creating further Member engagement, loyalty, and convenience. Across our markets as of March 31, 2019, there were 1,325 Peloton Bikes in 534 hotels and resorts.

Showroom Site Strategy

As of March 31, 2019, we operated 69 showrooms across the United States, Canada and the United Kingdom. Our showrooms are located primarily in upscale malls, lifestyle centers, and premium street locations. When evaluating potential new markets, we carefully examine historical sales data, key demographics, traffic patterns, geographic locations, and co-tenancy of other complementary lifestyle-oriented retailers. In the United States, we attempt to cluster stores around major urban markets and suburbs while also operating in super regional and regional centers that draw from a greater trade area. In Canada and the United Kingdom, we will continue to focus on major urban markets. We target locations where we expect payback of one year or less and positive contributions to EBITDA within the first year of operation.

We operate two showroom formats including our large showrooms which range from 1,500 to 2,000 square feet and “microstores” which are typically around 300 square feet. Large showrooms comprise 70% of our retail locations and provide space for Connected Fitness Products and Peloton-branded apparel, as well as private areas for “test rides” and “test runs.” Microstores represent 30% of our retail locations and are typically placed in highly visible “center court” areas. Our showroom leases are typically five to ten years in lease duration while microstores are typically open for up to 1.5 years. Microstores allow us to test markets and specific shopping areas, and provide a temporary location while searching for the ideal large showroom space.

Retention Marketing & Member Support Services

The retention marketing team is focused on driving engagement to help us maintain our high Connected Fitness Subscriber retention rates. The team develops new ways to promote engagement with our products and community or help Members reengage with our platform when activity has lapsed. The retention team helps curate goal-based challenges, awards digital badges for Member accomplishments, and sends Peloton-branded “Century Club” shirts after a Member’s 100th class. The team also communicates with Members with no recent activity through email campaigns that help encourage these Members to get back to their workout routine. The retention marketing team also collects and responds to feedback about our platform that is on our closed Facebook group of over 170,000 Members as of May 15, 2019.

In order to bring our community together, we organize several in-person events throughout the year including welcoming Members for workouts, milestone celebrations, and instructor meet-and-greets at our production studios in New York City. We also host Members at our showrooms, and celebrate our Members with our flagship Member event, Peloton

Homecoming, held in New York City each May. At Peloton Homecoming 2019, we welcomed nearly 3,000 individuals to New York City to participate in three days of events including scheduled talks, a community celebration, and fitness classes.

The Member support team was created to serve all the needs of our customers and Members including sales support, scheduling, delivery, installation, account and billing inquiries, Connected Fitness Product trouble-shooting and repair, product education, returns and exchanges, and anything else our Members need. This team primarily operates in New York City and Plano, Texas. We also utilize some additional third-party support services in Ireland and North America to help us efficiently scale our team.

Manufacturing

We outsource the manufacturing of our products to multiple contract manufacturers located in Asia. The components used in our products are sourced either directly by us or on our behalf by our contract manufacturers from a variety of component suppliers. To continue to provide our Members with leading fitness technology, our supply chain team coordinates the relationships between our contract manufacturers and component suppliers. We regularly review our existing contract manufacturers and component suppliers, and evaluate new partners and suppliers, to ensure that we can scale our manufacturing base as we grow.

We purchase from our primary contract manufacturers on a purchase order basis. Under our governing agreements, our contract manufacturers must follow our established product design specifications, quality assurance programs, and manufacturing standards. We have developed preferred relationships with our partners to maintain access to the resources needed to scale seasonally and ensure our partners have the requisite experience to produce our Connected Fitness Products and accessories. We pay for and own certain tooling and equipment specifically required to manufacture our products to have control of supply and component pipelines. We have purchase commitments based on our purchase orders for certain amounts of goods, work-in-progress, and components.

In order to mitigate against the risks related to a single source of supply, we qualify alternative suppliers and manufacturers when possible, and develop contingency plans for responding to disruptions, including maintaining adequate inventory of any single source components and products. To date, we have not experienced material delays in obtaining any of our components or products.

At each of our manufacturers’ facilities, we have a quality team that is involved throughout the entire development process. To ensure consistent quality, we routinely perform product audits on non-core suppliers and staff full-time supplier quality engineers at core product manufacturing sites.

Logistics and Fulfillment

To control every touchpoint of our product and service offering, we have built networks of last mile field operations centers, which have further expanded from the United States into Canada and the United Kingdom. With 21 locations in major markets of North America and one location in the United Kingdom as of March 31, 2019, our field operations team supports in-home delivery of our Connected Fitness Products with professional high-touch set up service and ongoing in-home service and care. As highly trained experts on our products and services, our field specialists offer product education, assistance with account set up, and tips and recommendations for product care and content selection. As we grow our logistics network, we are able to efficiently service, deploy, and install replacement parts to our Members over time.

With our commitment to our Members-first approach, we will continue to invest to strengthen our field operations’ coverage in locations we identify as cost-effective delivery markets throughout North America and in new international regions. To further scale our distribution system and maintain flexibility, we also work with third-party fulfillment partners that deliver our products from multiple locations in the United States, Canada, and the United Kingdom. Third-party fulfillment partnerships allow us to reduce order fulfillment time, reduce shipping costs, and expand our geographical reach. Our field operations performed 55% of Connected Fitness Product deliveries during the 12 months ended March 31, 2019.

Intellectual Property

The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of patents, trademarks, trade secrets, copyrights, confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into confidentiality agreements and invention or work product assignment agreements with our employees and consultants to control access to, and clarify ownership of, our proprietary information.

As of March 31, 2019, we held 5 issued U.S. patents and had 23 U.S. patent applications pending. We also held 27 patent applications pending in foreign jurisdictions. Our U.S. issued patents expire between May 9, 2023 and July 31, 2033. As of March 31, 2019, we held 7 registered trademarks in the United States, including the Peloton mark and our “P” logo and also held 54 registered trademarks in foreign jurisdictions. We continually review our development efforts to assess the existence and patentability of new intellectual property. We intend to continue to file additional patent applications with respect to our technology.

Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology.

Government Regulation

We are subject to many varying laws and regulations in the United States, the United Kingdom, the European Union and throughout the world, including those related to privacy, data protection, content regulation, intellectual property, consumer protection, e-commerce, marketing, advertising, messaging, rights of publicity, health and safety, employment and labor, product liability, accessibility, competition, and taxation. These laws often require companies to implement specific information security controls to protect certain types of information, such as personal data, “special categories of personal data” or health data. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our current or future business and operations. In addition, it is possible that certain governments may seek to block or limit our products and services or otherwise impose other restrictions that may affect the accessibility or usability of any or all of our products and services for an extended period of time or indefinitely.

In the European Union, the General Data Protection Regulation, or the GDPR, became effective on May 25, 2018. The GDPR is intended to create a single legal framework that applies across all EU member states. However, there are certain areas where EU member states can deviate from the requirements in their own legislation. It is therefore likely that we will need to comply with these local regulations in addition to the GDPR. Local supervisory authorities are able to impose fines for non-compliance and have the power to carry out audits, require companies to cease or change processing, request information, and obtain access to premises. The GDPR created more stringent operational requirements for processors and controllers of personal data, including, for example, requiring enhanced disclosures to data subjects about how personal data is processed (including information about the profiling of individuals and automated individual decision-making), limiting retention periods of personal data, requiring mandatory data breach notification, and requiring additional policies and procedures to comply with the accountability principle under the GDPR. In addition, data subjects have more robust rights with regard to their personal data. Similarly, other jurisdictions are instituting privacy and data security laws, rules, and regulations, which could increase our risk and compliance costs.

Additionally, we are subject to laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to the transfer of personal data outside the European Economic Area, or EEA, and the United Kingdom (after Brexit). We rely on transfer mechanisms permitted under these laws, including the standard contract clauses, which have been subject to regulatory and judicial scrutiny. If these existing mechanisms for transferring personal data from the EEA, the United Kingdom, or other jurisdictions are unavailable, we may be unable to transfer personal data of employees or Members in those regions to the United States.

Competition

We believe that our first-mover advantage, leading market position, brand recognition, and vertically integrated platform set us apart in the rapidly growing market for connected, technology-enabled fitness. We provide a superior value proposition and benefit from the clear endorsement of our Connected Fitness Subscribers, giving us a competitive advantage versus traditional fitness and wellness products and services, and future potential entrants.

While we believe we are changing the consumption patterns for fitness and growing the market, the main sources of competition include in-studio fitness classes, fitness clubs, at-home fitness equipment and content, and health and wellness apps.

The areas in which we compete include:

•	Consumers and Engagement. We compete for consumers to join our platform through Connected Fitness or Digital Subscriptions, and we seek to retain them through engagement and community.

•	Product Offering. We compete with producers of fitness products and work to ensure that our Connected Fitness Products maintain the most innovative technology and user-friendly features.

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Talent. We compete for talent in every vertical across our company including technology, media, fitness, design, logistics, music, marketing, finance, legal, and retail. As our platform is highly dependent on technology and software, we require a significant base of engineers to continue innovating.

The principal competitive factors that companies in our industry need to consider include, but are not limited to: total cost, manufacturing efficiency, enhanced products and services, original content, product quality and safety, competitive pricing policies, vision for the market and product innovation, strength of sales and marketing strategies, technological advances, and brand awareness and reputation. We believe we compete favorably across all of these factors and we have developed a business model that is difficult to replicate.

Culture and People

The main group of riders in a race.

Riders in a peloton work together, conserve energy and perform better because of one another.

Mission and Values

Like our brand, product, and content offerings, our culture is dynamic, unique, and framed by our expansive vision and passion for community and collaboration. For our people, the purpose and function of our culture is clear, and operates as a shared language of values and as a way of getting things done that permeates through the many areas in which we operate as a company. Our culture is shaped by our four primary values, described below:

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Put Members First: We obsess over every touchpoint of our Member experience. We have a Member-centered mindset that prioritizes a positive product and brand experience. We are proud to be pioneers and innovators of a global, product-oriented, fitness-centered community.

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Operate with a Bias for Action: We value innovation, continuous improvement, and challenging the status quo, all of which are keys to success in a competitive environment. We move quickly, take smart risks, fail fast and learn from failures. We never let the fear of imperfection stop us from achieving great things.

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Empower Teams of Smart Creatives: We hire individuals who are great at what they do, and encourage all of our team members to think openly and creatively to solve tough, exciting problems. We empower our team members to think and act like owners.

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Together We Go Far: As our company name suggests, we know the importance and value of a team. We know our collective differences make us stronger, and uphold the obligation to dissent and listen. We value inclusivity and we are proud that everyone can work to help solve difficult problems and have an impact.

To foster these values, we have committed to promote our “One Peloton” culture:

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Best Place to Work: We offer generous benefits and compensation packages, including equity to all full-time employees, parental leave, health and wellness offerings, family planning assistance, and learning and development opportunities.

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Commitment to Equal Pay: We conduct an annual third-party audit of team members’ pay to confirm that our pay-for-performance philosophy transcends race and gender. If an audit reveals any pay differences unexplained by legitimate business factors between team members who hold similar jobs, but are of different races or genders, we adjust the affected team members’ respective compensation accordingly.

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Social Impact: Our “Comeback Initiative” recognizes Members and non-Members nominated by themselves or others through sharing stories about their respective journeys back from a difficult time. Committees consisting of Peloton team members determine the individuals to recognize and, in turn, develop deeper connections to our community. Recognized individuals receive a Peloton Bike and three-year Connected Fitness Subscription. We believe this award offers motivation and encouragement to support those on their comeback journeys, while engaging and activating our community.

Employees

We are extremely proud of our team which embodies a diverse mix of backgrounds, industries, and levels of experience. As of March 31, 2019, we employed approximately 1,600 individuals in the United States across our New York City headquarters, Plano campus, Atlanta office, showrooms, and 20 field operations warehouses. Internationally, we had 78 employees in the United Kingdom across corporate, showroom, and warehouse functions, 43 employees in Canada largely in showroom and warehouse roles, and 13 individuals in Taiwan across quality engineering and operations functions. Certain of our instructors are covered by collective bargaining agreements with the Screen Actors Guild-American Federation of Television and Radio Artists, or SAG-AFTRA. However, we are not signatories to any agreements with SAG-AFTRA. With the exception of SAG-AFTRA, none of our domestic employees are currently represented by a labor organization or a party to any collective bargaining. We also hire additional seasonal employees in our field operations, member support, and showrooms during the holiday season.

Facilities

Our corporate headquarters are located in New York City, where we occupy facilities totaling approximately 65,000 rentable square feet under a lease that expires in 2027. We use these facilities primarily for technology, product design, research and development, sales and marketing, supply chain and logistics, finance, legal, human resources, and information technology. In November 2018, we entered into a lease agreement for our planned new corporate headquarters in New York City, which we intend to occupy by the fall of 2020 and which consists of approximately 312,000 square feet under a 16-year lease. We also have a Member support and sales team located in Plano, Texas, where we occupy approximately 28,000 rentable square feet under a lease that expires in 2023.

In addition to our corporate headquarters and regional campus, we currently operate two small programming hubs in New York City where we produce our content and offer fitness classes. In December 2017, we entered into a twenty-year lease for approximately 36,000 rentable square feet in New York City, which will include four production studios and adjacent office space. In September 2018, we entered into a lease for 11 Floral Street in London, which will serve as our content production hub for Europe and has 31,150 rentable square feet. We expect to open this London location in Fall 2020. We currently operate a temporary production studio in London where we produce local indoor cycling content. We also lease office space and showrooms for our products in 69 locations in the United States, the United Kingdom, and Canada as of March 31, 2019.

We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space will be available to accommodate any expansion of our operations as needed.

Legal Proceedings

VR Optics

On August 11, 2016, VR Optics, LLC, or VR Optics, filed a lawsuit against us in the U.S. District Court for the Southern District of New York, alleging that we are infringing U.S. Patent No. 6,902,513 titled “Interactive fitness equipment,” or the ’513 patent. On November 7, 2016, we filed counterclaims against VR Optics for declaratory judgment of non-infringement and invalidity and intentional interference with our contractual relationship with Villency Design Group, LLC, or VDG, a product design company we hired in 2012 to help design the Peloton Bike. We also filed an amended third-party complaint against VDG for breach of contract and the covenant of good faith and fair dealing, and Eric Villency and Joseph Coffey, the owners of VR Optics and VDG, for intentional interference with our contractual relationship with VDG. Among other things, we seek to enforce VDG’s contractual obligation to defend and indemnify us for intellectual property claims, including the patent claim asserted by VR Optics.

On December 9, 2016, VR Optics and VDG moved to dismiss all our non-patent counterclaims. In response, we amended our counterclaims to add a new claim against VDG for its fraudulent concealment of a potential patent infringement claim against us when Mr. Villency and Mr. Coffey first sought to acquire the ’513 patent, which was prior to the expiration of our contract with VDG. On January 20, 2017, VR Optics, VDG, Mr. Villency, and Mr. Coffey filed a motion to dismiss the third-party complaint and one of our non-patent counterclaims against VR Optics. The motion to dismiss was denied on August 18, 2017. Discovery has concluded and summary judgment motions are due on July 3, 2019. There is currently no trial date set.

We intend to defend the claims made against us and to prosecute the counterclaims presented. Litigation, however, is inherently uncertain, and any judgment or injunctive relief entered against us or settlement could materially and adversely impact our business, financial condition, operating results, and prospects. In addition, litigation can involve significant management time and attention, and the cost of litigation can be expensive, regardless of outcome.

Downtown Music Publishing

On March 19, 2019, Downtown Music Publishing LLC, ole Media Management, L.P., Big Deal Music, LLC, CYPMP, LLC, Peer International Corporation, PSO Limited, Peermusic Ltd., Peermusic III, Ltd., Peertunes, Ltd., Songs of Peer Ltd., Reservoir Media Management, Inc., The Richmond Organization, Inc., Round Hill Music LLC, The Royalty Network, Inc., and Ultra International Music Publishing, LLC filed a lawsuit against us in the U.S. District Court for the Southern District of New York, captioned Downtown Music Publ’g LLC, et. al v. Peloton Interactive, Inc., alleging that we engaged in copyright infringement by using certain accused songs in classes without necessary licenses. The plaintiffs allege that they are music publishers that own or control the copyrights in numerous musical works that were synchronized by us without the plaintiffs’ authorization. The complaint asserts a single claim for copyright infringement. It seeks injunctive relief, more than $150 million in damages, and attorneys’ fees and costs.

The plaintiffs served us with the summons and complaint on March 21, 2019. On April 30, 2019, we answered the complaint and filed counterclaims against the original named plaintiffs and National Music Publishers’ Association, Inc., a trade association, alleging that they coordinated to collectively negotiate licenses in violation of the antitrust laws. Our counterclaims also assert that the trade association tortiously interfered with Peloton’s attempts to engage in direct negotiations with music publishers in violation of state law. The counterclaims seek injunctive relief, monetary damages (to be trebled under applicable statute), and attorneys’ fees and costs. An amended complaint filed on May 31, 2019 named additional plaintiffs Greensleeves Publishing Ltd., Me Gusta Music, LLC, Raleigh Music Publishing LLC, STB Music, Inc., and TuneCore, Inc. and identified additional musical works. We answered the amended complaint on June 14, 2019. On June 24, 2019, counter-defendants filed a motion to dismiss the counterclaims, which is currently being briefed by the parties. Discovery on the claims and counterclaims is ongoing in the case.

We intend to defend the claims made against us and to prosecute the counterclaims presented. Litigation, however, is inherently uncertain, and any judgment or injunctive relief entered against us or settlement could materially and adversely impact our business, financial condition, operating results, and prospects. In addition, litigation can involve significant management time and attention, and the cost of litigation can be expensive, regardless of outcome.

Other

We are and, from time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any other legal proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows.

MANAGEMENT

Executive Officers and Non-Employee Directors

The following table provides information regarding our executive officers and directors as of March 31, 2019.

Name	Age	Position(s)
Executive Officers:
John Foley	47	Chairman of the Board of Directors and Chief Executive Officer
William Lynch	48	President
Jill Woodworth	46	Chief Financial Officer
Thomas Cortese	39	Chief Operating Officer and Head of Product Development
Hisao Kushi	53	Chief Legal Officer and Secretary
Non-Employee Directors:
Erik Blachford	52	Director
Karen Boone	45	Director
Jon Callaghan	50	Director
Howard Draft	65	Director
Lee Fixel	39	Director
Jay Hoag	60	Director
Pamela Thomas-Graham	55	Director

(1)	Member of the Nominating and Corporate Governance Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

Executive Officers

John Foley is one of our co-founders and has served as our Chief Executive Officer since June 2012 and chairman of our board of directors since April 2015 when we converted from a limited liability company to a Delaware corporation. Before our founding, Mr. Foley served as the President of eCommerce at Barnes & Noble, Inc., a retailer of content, digital media, and educational products, from August 2010 to June 2012. From March 2005 to August 2010, Mr. Foley served as the co-founder and Chief Executive Officer of Pronto.com, a price comparison service platform and a subsidiary of IAC/InterActiveCorp, a media and internet company. Mr. Foley holds a B.S. in Industrial Engineering from the Georgia Institute of Technology and an M.B.A. from Harvard Business School. We believe Mr. Foley is qualified to serve on our board of directors because of the historical knowledge, operational expertise, leadership, and continuity that he brings to our board of directors as our co-founder and Chief Executive Officer.

William Lynch has served as our President since January 2017. Prior to joining us, Mr. Lynch served as the Chief Executive Officer of Savant Systems, LLC, a luxury smart home technology company, from May 2014 to November 2016. From March 2010 to June 2013, Mr. Lynch served as the Chief Executive Officer of Barnes & Noble, and from February 2009 to March 2010, Mr. Lynch served as the President of Barnes & Noble.com, a business division of Barnes & Noble, where he oversaw the creation of the Nook product line and software. Mr. Lynch has also held senior management roles at HSN.com, IAC/InterActiveCorp, and Palm Computing. Mr. Lynch previously served on the board of directors of Barnes & Noble from October 2011 to July 2013. Mr. Lynch holds a B.S. in Economics from the University of Texas at Austin and an M.B.A. from Columbia Business School.

Jill Woodworth has served as our Chief Financial Officer since April 2018. From April 2006 to April 2018, Ms. Woodworth served as a Managing Director for J.P. Morgan, a multinational investment bank and financial services company. From July 1994 to April 2006, Ms. Woodworth worked in investment banking at Morgan Stanley & Co. LLC, a multinational investment bank and financial services company, where she held various positions within equity capital markets and client coverage. Ms. Woodworth holds a B.S. in Economics from the Massachusetts Institute of Technology.

Thomas Cortese is one of our co-founders and has served as our Chief Operating Officer since February 2012 and Head of Product Development since April 2019. Prior to our founding, Mr. Cortese served as the Chief Executive Officer of Proust.com, an online social media and memory sharing company, and a subsidiary of IAC/InterActiveCorp, from February 2010 to January 2012. From February 2008 to February 2010, Mr. Cortese served as the Vice President of Product Management at Pronto.com, a price comparison service platform and a subsidiary of IAC/InterActiveCorp, a media and internet company. Mr. Cortese holds a B.A. in Philosophy from The George Washington University.

Hisao Kushi is one of our co-founders and has served as our Secretary since March 2015 and our Chief Legal Officer since June 2015. Prior to that, Mr. Kushi served as an advisor to us from January 2012 to May 2015. From November 2013 to January 2015, Mr. Kushi served as the Chief Operating Officer of Evite, Inc., a social-planning website for creating and sending digital invitations, and a subsidiary of Liberty Media Corporation. From December 2010 to April 2014, Mr. Kushi served as General Counsel to a variety of companies owned by Liberty Media including BuySeasons, Inc., Evite, and Gifts.com. Prior to Liberty Media, between 2003 and 2010, Mr. Kushi served as general counsel to a number of companies owned by IAC/InterActiveCorp, including Citysearch, Pronto, and Proust, among others. Mr. Kushi holds a B.A. in English from the University of Massachusetts Amherst and a J.D. from Boston College.

Non-Employee Directors

Erik Blachford has served as a member of our board of directors since April 2015. As an independent venture capital investor and advisor since January 2011, he focuses on consumer tech and travel companies and has invested in companies such as Zillow, Glassdoor, Grove Collaborative, and Hotel Tonight. He was a member of the founding team at Expedia, and served as the company’s second Chief Executive Officer, then as the Chief Executive Officer of IAC/InterActiveCorp’s travel division, IAC Travel, until 2005. He was the Chief Executive Officer at Terrapass, Inc. from April 2007 to September 2009, and the Chief Executive Officer at Butterfield & Robinson, Inc. from September 2009 to January 2011. Mr. Blachford has also consulted as a Venture Partner at Technology Crossover Ventures, a private equity and venture capital firm, since March 2011. Mr. Blachford currently serves on the board of directors of Zillow Group, Inc. and several private companies. He holds a B.A. in English and theater from Princeton University, an M.B.A. from Columbia Business School, and an M.F.A. in Creative Writing from San Francisco State University. We believe Mr. Blachford is qualified to serve on our board of directors based on his strategic and operational experience as a former executive officer and his extensive experience working with the management teams of, and investing in, a number of privately and publicly held companies.

Karen Boone has served as a member of our board of directors since January 2019. Ms. Boone most recently served as the President, Chief Financial and Administrative Officer of Restoration Hardware, Inc., a home furnishings company, from May 2014 to August 2018 and as Chief Financial Officer from June 2012 to May 2014. Prior to that, from 1996 to 2012, Ms. Boone held various roles at Deloitte & Touche LLP, a public accounting firm, most recently as an Audit Partner. Ms. Boone currently serves on the board of directors of Sonos, Inc. Ms. Boone holds a B.S. in Business Economics from the University of California, Davis. We believe Ms. Boone is qualified to serve on our board of directors because of her extensive experience leading a consumer brand and her expertise and background with regard to accounting and financial matters.

Jon Callaghan has served as a member of our board of directors since April 2015. Mr. Callaghan is a founder and Managing Member of True Ventures, a venture capital firm, where he has served since January 2006. Prior to True Ventures, Mr. Callaghan served as a Managing Director at Globespan Capital, a venture capital firm, and as a Managing Partner at CMGI@Ventures, CMGI Inc.’s affiliated venture capital group. Mr. Callaghan served on the board of directors of Fitbit, Inc. from September 2008 to May 2018 and currently serves as a member of the board of directors of several private companies. Mr. Callaghan holds a B.A. in Government from Dartmouth College and an M.B.A. from Harvard Business School. We believe Mr. Callaghan is qualified to serve on our board of directors because of his extensive experience working with the management teams of, and investing in, a number of privately and publicly held companies.

Howard Draft has served as a member of our board of directors since April 2015. Mr. Draft retired as the Executive Chairman at DraftFCB, a global integrated marketing communications firm in 2015. He was Chairman and CEO of DraftWorldWide from 1988 until 2006, at which time FCB and Draft were merged. Mr. Draft served as their Chairman and CEO until 2009. Mr. Draft previously sat on the board of directors of optionsXpress Holdings, Inc. from April 2007 until its acquisition by Charles Schwab Corporation in September 2011. Mr. Draft holds a B.A. in Philosophy and Art History from Ripon College. We believe Mr. Draft is qualified to serve on our board of directors because he brings entrepreneurial and executive management experience, particularly in the areas of direct marketing and integrated marketing offerings on a global basis.

Lee Fixel has served as a member of our board of directors since April 2015. Mr. Fixel is a General Partner at Tiger Global Management, where he has served since March 2006. Mr. Fixel focuses on privately held venture and growth-stage investments in the consumer Internet and Software sectors, primarily in the U.S. and India, and he has led Tiger Global Management’s investments in Facebook, Inc., Flipkart Online Services Pvt Ltd., Freshworks Inc., InVisionApp Inc., JAND, Inc. (d/b/a Warby Parker), JUUL Labs Inc, LinkedIn Corporation, Peloton, Spotify Limited, and Stripe, Inc. Prior to Tiger Global Management, Mr. Fixel served as an analyst at Alkeon Capital Management, an investment firm. Mr. Fixel currently serves as a member of the board of directors of several private companies. Mr. Fixel completed the general course at the London School of Economics and Political Science and holds a B.S. in Business Administration, Finance and Accounting from Washington University in St. Louis. We believe Mr. Fixel is qualified to serve on our board of directors because of his extensive experience working with the management teams of, and investing in, a number of privately and publicly held companies.

Jay Hoag has served as a member of our board of directors since August 2018. Mr. Hoag is a co-founder and General Partner of Technology Crossover Ventures where he has served since June 1995. Mr. Hoag currently serves on the board of directors of Electronic Arts Inc., Tripadvisor, Inc., Zillow Group, Inc., and Netflix Inc. and several private companies. Mr. Hoag also previously served on the board of directors of various public companies, including, TechTarget, Inc. from May 2004 to July 2016. Mr. Hoag holds a B.A. from Northwestern University and an M.B.A. from the University of Michigan. We believe Mr. Hoag is qualified to serve on our board of directors because of his extensive experience working with the management teams of, and investing in, a number of privately and publicly held companies.

Pamela Thomas-Graham has served as a member of our board of directors since March 2018. Ms. Thomas-Graham is the founder and has served as the Chief Executive Officer at Dandelion Chandelier LLC, a private digital media enterprise focused on the world of luxury, since August 2016. From October 2015 to August 2016, Ms. Thomas-Graham served as Chair, New Markets, of Credit Suisse Group AG, a multinational investment bank and financial services company, and from January 2010 to October 2015, she served as Chief Marketing and Talent Officer, Head of Private Banking & Wealth Management New Markets, and member of the Executive Board of Credit Suisse. From January 2008 to January 2010, she served as a Managing Director at Angelo, Gordon & Co., a privately-held investment firm. From September 2005 to December 2007, Ms. Thomas-Graham was Group President of Liz Claiborne Inc.’s Women’s Better and Moderate Apparel business unit. She also served as President, Chief Executive Officer, and Chairman of NBC Universal’s CNBC television business unit, Director of CNBC International, and President and Chief Executive Officer of CNBC.com. Ms. Thomas-Graham currently serves on the board of directors of Bank of N.T. Butterfield & Son, Norwegian Line Holdings Ltd., and The Clorox Company. Ms. Thomas-Graham holds a B.A. in Economics from Harvard University and a joint M.B.A. from Harvard Business School and J.D. from Harvard Law School. We believe Ms. Thomas-Graham is qualified to serve on our board of directors because she brings invaluable strategic, operational, and corporate governance experience as a chief executive officer and executive leader of public and private companies.

Appointment of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of Directors Composition

Current Board of Directors

Our board of directors currently consists of eight members with no vacancies. Pursuant to our amended and restated certificate of incorporation as in effect prior to the completion of this offering and amended and restated voting agreement, Mses. Boone and Thomas-Graham and Messrs. Blachford, Callaghan, Draft, Fixel, Foley, and Hoag have been designated to serve as members of our board of directors. Pursuant to our amended and restated voting agreement (1) the seat occupied by Mr. Foley is elected by the holders of a majority of our common stock, voting separately as a single class, as the designee of Mr. Foley; (2) the seat occupied by Mr. Fixel is elected by the holders of a majority of our Series B redeemable convertible preferred stock, voting separately as a single class, as the designee of the holders of a majority of our Series B redeemable convertible preferred stock held by Tiger Global Private Investment Partners VII, L.P.; (3) the seat occupied by Mr. Callaghan is elected by the holders of a majority of our Series C redeemable convertible preferred stock, voting separately as a single class, as the designee of the holders of a majority of our Series C redeemable convertible preferred stock held by True Ventures IV, L.P; (4) the seat occupied by Mr. Hoag is elected by the holders of a majority of our Series F redeemable convertible preferred stock, voting separately as a single class, as the designee of the holders of a majority of our Series F redeemable convertible preferred stock held collectively by all entities affiliated with TCV; and (5) the seats occupied by Mses. Boone and Thomas-Graham and Messrs. Blachford and Draft are elected by the holders of a majority of our capital stock, voting together as a single class on an as-converted basis. The provisions of our amended and restated certificate of incorporation and the amended and restated voting agreement by which the directors are currently elected will terminate in connection with this offering and there will be no contractual obligations regarding the election of our directors following this offering.

After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our restated certificate and restated bylaws that will become effective upon the completion of this offering. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal.

Classified Board of Directors

Our restated certificate of incorporation that will be in effect upon the completion of this offering provides that, upon the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our directors will be divided among the three classes as follows:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2020, will consist of and ;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2021, will consist of , , and ; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2022, will consist of , , and .

Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering provide that only our board of directors may fill vacancies on our board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaws Provisions” for additional information.

Director Independence

Our Class A common stock will be listed on the                 . Under the rules of the                 , independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the closing of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Mses. Boone and Thomas-Graham and Messrs. Blachford, Callaghan, Draft, Fixel, and Hoag are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the                 . In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our board of directors will adopt, effective prior to the completion of this offering, corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director. Our board of directors has appointed                  to serve as our lead independent director. As lead independent director,                  will preside over periodic meetings of our independent directors, serve as a liaison between the Chairperson of our board of directors and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below as of the closing of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee will operate under a written charter approved by our board of directors that satisfies the applicable rules of the SEC and the listing standards of the                 . Following this offering, copies of each committee’s charter will be posted on the Investor Relations section of our website.

Audit Committee

Our audit committee is comprised of                 ,                 , and                 .                  is the chairperson of our audit committee.                 ,                 , and                  each meet the requirements for independence under the current                  listing standards and SEC rules and regulations. In addition, our board of directors has determined that                  is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act. This designation does not impose on              any duties, obligations, or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Each member of our audit committee is financially literate. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	inquiring about significant risks, reviewing our policies for risk assessment and risk management, including cybersecurity risks, and assessing the steps management has taken to control these risks;

•	reviewing related party transactions that are material or otherwise implicate disclosure requirements; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of                 ,                 , and                 .                 is the chairperson of our compensation committee. The composition of our compensation committee meets the requirements for independence under the current listing standards and SEC rules and regulations. Each member of this committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation and the terms of any compensatory agreements of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	establishing our overall compensation philosophy.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of                  and                 .                is the chairperson of our nominating and corporate governance committee. The composition of our nominating and corporate governance committee meets the requirements for independence under the current                  listing standards and SEC rules and regulations. Our nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	recommending directors to serve on board committees;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing succession plans for senior management positions, including the chief executive officer;

•	reviewing proposed waivers of the global code of conduct for directors, executive officers, and employees (with waivers for directors or executive officers to be approved by the board of directors);

•	evaluating, and overseeing the process of evaluating, the performance of our board of directors and individual directors; and

•	advising our board of directors on corporate governance matters.

Board Diversity

Each year, our nominating and corporate governance committee will review, with the board of directors, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates, our nominating and corporate governance committee will consider factors including, without limitation, an individual’s character, integrity, judgment, potential conflicts of interest, other commitments, and diversity. While we have no formal policy regarding board diversity for our board of directors as a whole nor for each individual member, the nominating and corporate governance committee does consider such factors as gender, race, ethnicity and experience, area of expertise, as well as other individual attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during fiscal 2018.

Global Code of Business Conduct and Ethics

Our board of directors has adopted a global code of business conduct and ethics that applies to all of our employees, officers, and directors, which will become effective upon the effectiveness of this registration statement of which this prospectus is a part. The full text of our global code of conduct will be posted on the Investor Relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our global code of conduct, or waivers of these provisions, on our website or in public filings.

Non-Employee Director Compensation

The table below provides information regarding the total compensation of the non-employee members of our board of directors who served on our board of directors during fiscal 2018. Mr. Foley, our only employee director, received no compensation for his service as a director in fiscal 2018. Other than as set forth in the table and described more fully below, during fiscal 2018, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors.

Name(1)	Option Awards ($)(2)(3)	Total ($)
Erik Blachford	568,599	568,599
Jon Callaghan	—	—
Howard Draft	635,212	635,212
Lee Fixel	—	—
Pamela Thomas-Graham	336,049	336,049

(1)	Mr. Hoag and Ms. Boone did not join our board of directors until August 2018 and January 2019, respectively, and did not serve on our board of directors in fiscal 2018.

(2)

The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to our non-employee directors during fiscal 2018 as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 11 of the notes to our consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our non-employee directors from the stock options.

(3)

The following table sets forth information on stock options granted to non-employee directors during fiscal 2018, the aggregate number of shares of our Class B common stock underlying outstanding stock options held by our non-employee directors as of June 30, 2018, and the aggregate number of shares of our Class B common stock underlying outstanding unvested stock options held by our non-employee directors as of June 30, 2018:

Name	Number of Shares Underlying Stock Options Granted in Fiscal 2018		Number of Shares Underlying Stock Options Held at Fiscal Year End		Number of Shares Underlying Unvested Stock Options Held at Fiscal Year End
Erik Blachford	340,000	(1)	940,000	(2)	442,500
Jon Callaghan	—		—		—
Howard Draft	380,000	(3)	380,000	(3)	370,000
Lee Fixel	—		—		—
Pamela Thomas-Graham	200,000	(4)	200,000	(4)	187,500

(1)

Consists of (a) a stock option for 180,000 shares that vests at a rate of 1/4th of the shares of our Class B common stock underlying the stock option on July 12, 2018 and the remaining shares subject to the stock option vest at a rate of 1/48th of the shares of our Class B common stock underlying the stock option monthly thereafter and (b) a stock option for 160,000 shares that vests at a rate of 1/48th of the shares of our Class B common stock underlying the stock option each month following the March 15, 2018 vesting commencement date. The stock options are early exercisable. The stock options also provide that, in the event of a change in control, all of the unvested shares subject to the stock options will become immediately vested and exercisable as of the date immediately prior to the change in control (as defined in the applicable stock option agreement). Such stock options are subject to continued service as a director.

(2)

Consists of (a) a stock option for 180,000 shares that vests at a rate of 1/4th of the shares of our Class B common stock underlying the stock option on July 12, 2018 and the remaining shares subject to the stock option vest at a rate of 1/48th of the shares of our Class B common stock underlying the stock option monthly thereafter, (b) a stock option for 160,000 shares that vests at a rate of 1/48th of the shares of our Class B common stock underlying the stock option each month following the March 15, 2018 vesting commencement date, and (c) a stock option for 600,000 shares that vests at a rate of 1/4th of the shares of our Class B common stock underlying the stock option vesting on July 12, 2018 and the remaining shares subject to the stock option vest at a rate of 1/48th of the shares of our Class B common stock underlying the stock option monthly thereafter. The stock options are early exercisable. The stock options also provide that, in the event of a change in control (as defined in the applicable stock option agreement), all of the unvested shares subject to the stock options will become immediately vested and exercisable as of the date immediately prior to the change in control. Such stock options are subject to continued service as a director.

(3)

Consists of (a) a stock option for 220,000 shares that vests at a rate of 1/4th of the shares of our Class B common stock underlying the stock option on July 12, 2018 and the remaining shares subject to the stock option vest at a rate of 1/48th of the shares of our Class B common stock underlying the stock option monthly thereafter and (b) a stock option for 160,000 shares that vests at a rate of 1/48th of the shares of our Class B common stock underlying the stock option each month following the March 15, 2018 vesting commencement date. The stock options are early exercisable. The stock options also provide that, in the event of a change in control (as defined in the applicable stock option agreement), all of the unvested shares subject to the stock options will become immediately vested and exercisable as of the date immediately prior to the change in control. Such stock options are subject to continued service as a director.

(4)

The stock option for 200,000 shares vests at a rate of 1/48th of the shares of our Class B common stock underlying the stock option each month following the March 26, 2018 vesting commencement date. The stock option is early exercisable. The stock option also provides that, in the event of a change in control, all of the unvested shares subject to the stock option will become immediately vested and exercisable as of the date immediately prior to the change in control (as defined in the applicable stock option agreement). Such stock options are subject to continued service as a director.

In January 2019, we granted Ms. Boone, who was appointed to our board of directors in January 2019, two options to purchase an aggregate total of 600,000 shares of our Class B common stock as compensation for Ms. Boone’s service as a member of our board of directors. The stock options are subject to the terms of our 2015 Plan and vest in equal monthly installments over four years. The stock options are also early exercisable. In the event of a change of control (as defined in the applicable stock option agreement), all of the then unvested shares subject to these options will become immediately vested and exercisable as of the date immediately prior to the change of control.

Before this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. In connection with this offering, our board of directors expects to approve a non-employee director compensation policy, which will take effect following the completion of this offering.

EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure set forth information about the compensation provided to certain of our executive officers during fiscal 2018. These executive officers, who include our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) who were serving as executive officers as of June 30, 2018, the end of our last completed fiscal year, were:

•	John Foley, Chairman of the Board of Directors and Chief Executive Officer;

•	William Lynch, President; and

•	Jill Woodworth, Chief Financial Officer.

We refer to these individuals in this section as our “Named Executive Officers.”

Summary Compensation Table

The following table presents summary information regarding the total compensation that was awarded to, earned by, or paid to our Named Executive Officers for services rendered in all capacities during fiscal 2018.

Name and Principal Position	Fiscal Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Total ($)
John Foley Chairman of the Board of Directors and Chief Executive Officer	2018	500,000	4,348,883	642,770	5,491,383
William Lynch President	2018	500,000	7,782,200	642,770	8,924,970
Jill Woodworth(3) Chief Financial Officer	2018	92,949	3,360,486	—	3,453,435

(1)

The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to our Named Executive Officers during fiscal 2018 as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 11 of the notes to our consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our Named Executive Officers from the stock options.

(2)

The amounts reported represent the amounts earned based upon achievement of certain performance goals under our executive bonus program. Payments for fiscal 2018 are described in greater detail in the section titled “—Non-Equity Incentive Plan Compensation.”

(3)	Ms. Woodworth joined us as our Chief Financial Officer in April 2018.

Equity Compensation

From time to time, we have granted equity awards in the form of stock options to our Named Executive Officers, which are generally subject to vesting based on each of our Named Executive Officer’s continued service with us. Each of our Named Executive Officers currently holds outstanding stock options to purchase shares of our Class B common stock that were granted under our 2015 Plan, as set forth in the “Outstanding Equity Awards at Fiscal Year-End Table” below.

Non-Equity Incentive Plan Compensation

Messrs. Foley and Lynch participated in our executive bonus program during fiscal 2018. Incentives under our executive bonus program were payable annually based on our achievement of certain company performance metrics. For fiscal 2018, the target bonus amounts were $500,000 for Messrs. Foley and Lynch. Amounts earned by Messrs. Foley and Lynch for fiscal 2018 under the executive bonus program are set forth in the Summary Compensation Table above in the Non-Equity Incentive Plan Compensation column.

Offer Letters and Employment Arrangements

John Foley

Prior to the completion of this offering, we intend to enter into a confirmatory employment agreement with John Foley, Chairman of our board of directors and Chief Executive Officer. The confirmatory employment agreement is not expected to have a specific term and will provide that Mr. Foley is an at-will employee. The agreement will supersede all existing agreements and understandings Mr. Foley may have concerning his employment relationship with us. Mr. Foley’s current annual base salary is $                 and he will be eligible for an annual target cash incentive payment.

William Lynch

Prior to the completion of this offering, we intend to enter into a confirmatory employment agreement with William Lynch, our President. The confirmatory employment agreement is not expected to have a specific term and will provide that Mr. Lynch is an at-will employee. The agreement will supersede all existing agreements and understandings Mr. Lynch may have concerning his employment relationship with us. Mr. Lynch’s current annual base salary is $                 and he will be eligible for an annual target cash incentive payment.

Jill Woodworth

Prior to the completion of this offering, we intend to enter into a confirmatory employment agreement with Jill Woodworth, our Chief Financial Officer. The confirmatory employment agreement is not expected to have a specific term and will provide that Ms. Woodworth is an at-will employee. The agreement will supersede all existing agreements and understandings Ms. Woodworth may have concerning her employment relationship with us. Ms. Woodworth’s current annual base salary is $                 and she will be eligible for an annual target cash incentive payment.

Potential Payments Upon Termination or Change of Control

Prior to the completion of this offering, we anticipate adopting arrangements for our executive officers, including our Named Executive Officers, that provide for payments and benefits on termination of employment or upon a termination in connection with a change of control.

Outstanding Equity Awards at Fiscal Year-End Table

The following table presents, for each of our Named Executive Officers, information regarding outstanding equity awards held as of June 30, 2018.

Option Awards(1)
Name	Vesting Commencement Date		Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price($)	Option Expiration Date
John Foley	3/20/2015 1/1/2016 — 8/25/2017 3/15/2018	(2) (3) (4) (3) (3)	7/13/2015 4/20/2016 4/20/2016 10/13/2017 4/2/2018	1,420,000 1,533,336 — 1,400,000 1,200,000	— — — — —	— — 3,066,664 — —	0.19 1.66 1.66 2.89 3.28	7/12/2025 4/19/2026 4/19/2026 10/12/2027 4/1/2028
William Lynch	2/9/2017 2/8/2017 3/15/2018 5/14/2018	(2) (2) (3) (3)	8/8/2017 8/8/2017 4/2/2018 4/2/2018	34,600 3,427,716 30,487 1,169,513	— — — —	— — — —	2.89 2.89 3.28 3.28	8/7/2027 8/7/2027 4/1/2028 4/1/2028
Jill Woodworth	4/23/2018	(2)	4/2/2018	2,000,000	—	—	3.28	4/1/2028

(1)	All of the outstanding stock option awards were granted under the 2015 Plan and are for shares of Class B common stock.

(2)

Vests with respect to 1/4th of the shares of our Class B common stock underlying the stock option on the one-year anniversary of the vesting commencement date and the remaining 3/4th of the shares underlying the option vest in equal monthly installments over three years.

(3)	Vests monthly at the rate of 1/48th of our Class B common stock underlying the stock option following the vesting commencement date.

(4)

Subject to milestone vesting: (a) 50% of the shares of our Class B common stock underlying the stock option will accelerate and vest upon a liquidity event (as defined in the stock option award agreement, which includes an initial public offering) valuing us at $450,000,000 or greater but less than $750,000,000 and (b) 100% of the shares will accelerate and vest upon a liquidity event valuing us at $750,000,000 or greater.

In January 2019, we granted (1) Mr. Foley a stock option to purchase 3,100,000 shares of our Class B common stock, (2) Mr. Lynch a stock option to purchase 3,100,000 shares of our Class B common stock, and (3) Ms. Woodworth a stock option to purchase 1,500,000 shares of our Class B common stock, each at an exercise price of $8.82 per share. Each stock option vests at a rate of 1/48th of the shares of our Class B common stock underlying the option each month following the January 17, 2019 vesting commencement date. Each stock option is immediately exercisable.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and directors by aligning their financial interests with those of our stockholders. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2015 Stock Plan

Our board of directors adopted our 2015 Plan in April 2015, which was subsequently approved by our stockholders. Our board of directors, or a committee thereof appointed by our board of directors, administers the 2015 Plan and the awards granted thereunder. Awards under our 2015 Plan are for shares of our Class B common stock.

The 2015 Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonqualified stock options, as well as for the issuance of restricted stock awards, or RSAs. We may grant incentive stock options only to our employees. We may grant nonqualified stock options and RSAs to our employees, directors, and consultants. We refer to such employees, directors, or consultants who receive an award under our 2015 Plan as participants.

The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2015 Plan is ten years. Options generally vest over a four-year period, and will cease to vest on the date a participant ceases to provide services to us and all then unvested options will be forfeited. Our board of directors, or a committee thereof, may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. Stock options granted under the 2015 Plan generally may be exercised, to the extent vested as of the date of termination, for a period of three months after the termination of the optionee’s service to us, for a period of six months in the case of disability, for a period of 12 months in the case of death or such longer or shorter period as our compensation committee may provide, but in any event no later than the expiration date of the stock option.

An RSA is an offer by us to sell shares subject to restrictions, which may vest based on time or achievement of performance conditions. The price, if any, of an RSA will be determined by our board of directors, or a committee thereof. Unless otherwise determined at the time of award, vesting will cease on the date the participant ceases to provide services to us and unvested shares will be forfeited to or repurchased by us.

In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made as set forth in the 2015 Plan. In the event of a merger or consolidation, or in the event of a sale of all or substantially all of our assets, outstanding awards under our 2015 Plan shall be subject to the agreement evidencing the transaction (or, in the event the transaction does not include such an agreement, as determined by our board of directors), which need not treat all outstanding awards in an identical manner, and may include one or more of the following: (1) the continuation of the outstanding awards; (2) the assumption of the outstanding awards by the surviving corporation or its parent; (3) the substitution by the surviving corporation or its parent of new options for the outstanding options and new RSUs for the outstanding RSUs; (4) the cancellation of vested stock options or RSUs in exchange for a payment equal to the value of the per share consideration payable to holders of our common stock in the transaction and, in respect of options, less the option’s exercise price (this payment may be zero if the option or RSU has no value); (5) the cancellation of the outstanding awards for no consideration; or (6) the termination of early exercise rights so that outstanding awards may only be exercised for vested shares after the transaction. Our board of directors has discretion to accelerate, in whole or part, the vesting and exercisability of an Option or other award in connection with a corporate transaction as described above.

As of March 31, 2019, we had reserved 84,008,954 shares of our Class B common stock for issuance under our 2015 Plan. As of March 31, 2019, options to purchase 52,320,991 shares had been granted and remained outstanding and 23,749,725 of these reserved shares remained available for future grant. The stock options outstanding as of March 31, 2019 had a weighted-average exercise price of $4.22 per share. Subsequent to March 31, 2019, we increased the amount of shares reserved for issuance under our 2015 Plan by                 shares. We also granted options to purchase 13,955,612 shares under the 2015 Plan subsequent to March 31, 2019, with an exercise price of $14.59 per share. Our 2019 Plan (described below) will be effective upon the date immediately prior to the date of this prospectus. As a result, we will not grant any additional equity awards under the 2015 Plan following that date, and the 2015 Plan will terminate at that time. However, any outstanding stock options will remain outstanding, subject to the terms of our 2015 Plan and the applicable stock option agreements evidencing such awards, until such outstanding awards are exercised, or until they terminate or expire by their terms. Upon the effectiveness of our 2019 Plan, the shares reserved but not issued or subject to outstanding awards under our 2015 Plan on the date immediately prior to the date of this prospectus will become available for grant and issuance under our 2019 Plan as Class A common stock.

2019 Equity Incentive Plan

In                , 2019, our board of directors adopted and our stockholders approved our 2019 Plan. The 2019 Plan will become effective on the date immediately prior to the date of this prospectus and will serve as the successor to our 2015 Plan.

Our 2019 Plan provides for the award of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonqualified stock options, as well as for RSAs, stock appreciation rights, or SARs, RSUs, performance awards, and stock bonuses. We may grant incentive stock options only to our employees. We may grant all other types of awards to our employees, directors, and consultants. We refer to such employees, directors, or consultants who receive an award under our 2019 Plan as participants.

We reserved                shares of our Class A common stock to be issued under our 2019 Plan. The number of shares reserved for issuance under our 2019 Plan will increase automatically on the first day of                of each of 2020 through 2029 by the number of shares of our Class A common stock equal to                % of the total outstanding shares of all of our classes of common stock and common stock equivalents (including options, RSUs, warrants, and preferred stock on an as converted basis) as of the immediately preceding                . However, our board of directors may reduce the amount of the increase in any particular year. In addition, the following shares will be available for grant and issuance under our 2019 Plan as shares of our Class A common stock (and any shares of our Class B common stock from our 2015 Plan that become available for grant under our 2019 Plan will be issued as Class A common stock):

•

shares subject to issuance upon exercise of any stock option or SAR granted under our 2019 Plan but which cease to be subject to the stock option or SAR for any reason other than exercise of stock options or SARs;

•	shares subject to awards granted under our 2019 Plan that are forfeited or are repurchased by us at the original issue price;

•	shares subject to awards granted under our 2019 Plan that otherwise terminate without such shares being issued;

•

shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof, but to the extent an award under the 2019 Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2019 Plan);

•	any reserved shares not issued or subject to outstanding grants under our 2015 Plan on the effective date of our 2019 Plan;

•

shares that are subject to stock options or other awards granted under our 2015 Plan that cease to be subject to such options or other awards by forfeiture or otherwise after the effective date of our 2019 Plan;

•	shares issued under our 2015 Plan before or after the effective date of our 2019 Plan pursuant to the exercise of stock options that are, after the effective date of our 2019 Plan, forfeited;

•	shares issued under our 2015 Plan that are repurchased by us at the original issue price; and

•

shares subject to stock options or other awards under our 2015 Plan that are used to pay the exercise price of a stock option or withheld to satisfy the tax withholding obligations related to any award.

No non-employee director may receive awards under our 2019 Plan that, when combined with cash compensation received for service as a non-employee director, exceeds $                 in a calendar year or $                 in the calendar year of his or her initial service as a non-employee director. No more than                  shares of our Class A common stock will be issued pursuant to the exercise of incentive stock options under the 2019 Plan.

The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2019 Plan is ten years. Options generally vest over a four-year period, and will cease to vest on the date a participant ceases to provide services to us and all then unvested options will be forfeited. Our board of directors, or a committee thereof, may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. Stock options granted under the 2019 Plan generally may be exercised, to the extent vested as of the date of termination, for a period of three months after the termination of the optionee’s service to us, for a period of 12 months in the case of death or disability, or such longer or shorter period as our compensation committee may provide, but in any event no later than the expiration date of the stock option. Stock options generally terminate immediately upon termination of employment for cause.

An RSA is an offer by us to sell shares of our Class A common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price, if any, of an RSA will be determined by the committee administering the 2019 Plan. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the holder of the RSA no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

SARs provide for a payment, or payments, in cash or shares of our Class A common stock, to the holder based upon the difference between the fair market value of our Class A common stock on the date of exercise and the stated exercise price at grant. SARs may vest based on time or achievement of performance conditions; provided that no SAR will be exercisable after the expiration of 10 years from the date the SAR is granted.

RSUs represent the right to receive shares of our Class A common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or service or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU whole shares of our Class A common stock (which may be subject to additional restrictions), cash, or a combination of our Class A common stock and cash. We anticipate that, in general, RSUs will vest over a four-year period.

Performance awards cover a number of shares of our Class A common stock that may be settled upon achievement of the pre-established performance conditions as provided in the 2019 Plan in cash, by issuance of the underlying shares, other property, or any combination of the foregoing. These awards are subject to forfeiture prior to settlement due to termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service or performance, and may be settled in the form of cash, Class A common stock, or a combination thereof, and may be subject to restrictions, which may vest based on time or achievement of performance conditions.

In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made as set forth in the 2019 Plan. In the event of a corporate transaction, outstanding awards under our 2019 Plan shall be subject to the agreement evidencing the corporate transaction, which need not treat all outstanding awards in an identical manner, and may include one or more of the following: (1) the continuation of the outstanding awards; (2) the assumption of the outstanding awards by the surviving corporation or its parent; (3) the substitution by the surviving corporation or its parent of new options or equity awards for the outstanding awards; (4) the full or partial acceleration of exercisability or vesting or lapse of our right to repurchase or forfeiture rights and accelerated expiration of the award; (5) the settlement of the full value of the outstanding awards (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity with a fair market value equal to the required amount, as determined in accordance with the 2019 Plan followed by the cancellation of such awards, and which payments may be deferred until the date or dates the award would have become exercisable or vested; or (6) the cancellation of the outstanding awards for no consideration. The vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable (to the extent applicable) in full prior to the consummation of the corporate transaction at such times and on such conditions as the committee determines.

A corporate transaction generally includes (1) a “person” becoming the “beneficial owner” of our securities representing more than 50% of our total voting power; (2) the consummation of our sale or disposition of all or substantially all of our assets; (3) the consummation of our merger or consolidation with any other corporation, except where we retain at least

50% of our total voting power; (4) any other transaction which qualifies as a “corporate transaction” under Section 424(a) of the Code wherein our stockholders give up all of their equity interest in us; or (5) a change in our effective control that occurs on the date that a majority of members of our board is replaced during any 12-month period by a member of our board of directors whose appointment or election is not endorsed by a majority of the members of our board of directors prior to the date of the appointment or election.

Our 2019 Plan will terminate 10 years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2019 Plan at any time. If our board of directors amends our 2019 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law or listing rules.

2019 Employee Stock Purchase Plan

In                     , 2019 our board of directors adopted and our stockholders approved our 2019 ESPP. The 2019 ESPP will become effective on the date of this prospectus. We have adopted the 2019 ESPP in order to enable eligible employees to purchase shares of our Class A common stock at a discount following the date of this offering. Purchases will be accomplished through participation in discrete offering periods. Our 2019 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We initially reserved                  shares of our Class A common stock for issuance under our 2019 ESPP. The number of shares reserved for issuance under our 2019 ESPP will increase automatically on the first day of                  of each of 2020 through 2029 by the number of shares equal to      % of the total outstanding shares of our common stock and common stock equivalents as of the immediately preceding                  (rounded down to the nearest whole share), provided that no more than                  shares may be issued over the term of the 2019 ESPP. However, our board of directors may reduce the amount of the increase in any particular year. The aggregate number of shares issued over the term of our 2019 ESPP will not exceed                  shares of our Class A common stock.

Our compensation committee will administer our 2019 ESPP. Our employees generally are eligible to participate in our 2019 ESPP if they are employed by us for at least                  hours per week and more than          months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2019 ESPP, are ineligible to participate in our 2019 ESPP. We may impose additional restrictions on eligibility. Under our 2019 ESPP, eligible employees will be able to acquire shares of our Class A common stock by accumulating funds through payroll deductions. Generally, our eligible employees will be able to select a rate of payroll deduction between     % and     % of their base cash compensation. We will also have the right to amend or terminate our 2019 ESPP at any time. Our 2019 ESPP will terminate on the tenth anniversary of its effective date, unless it is terminated earlier by our board of directors.

When the initial offering period commences, our employees who meet the eligibility requirements for participation in that offering period will automatically be enrolled at a contribution level equal to     % of their base cash compensation. Participants in this initial offering period may elect, within the time period designated by our compensation committee, to decrease or terminate their participation under the 2019 ESPP. Unless participants elect, within the time period designated by our compensation committee, to have us accumulate payroll deductions for payment of the purchase price for shares purchased in the initial offering period, payment of the purchase price for such shares must be made by check.

For subsequent offering periods, employees who were automatically enrolled in the initial offering period and new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent offering periods. For any offering period (including the initial offering period), an employee’s participation automatically ends upon termination of employment for any reason.

The purchase price for shares of our Class A common stock purchased under our 2019 ESPP will be                  of the lesser of the fair market value of our Class A common stock on (1) the first business day of the applicable offering period and (2) the last business day of each purchase period in the applicable offering period.

The first offering period will begin on the date selected by our board of directors or the compensation committee and will end with the purchase date that occurs on a date selected by our compensation committee, which will be approximately                  months, but no more than                  months, after the commencement of the initial offering period. Subsequently, each offering period will run for                  month periods, with purchases occurring every six months (with offering periods expected to begin in                  and                  of each                  year). The compensation committee may establish a different duration for an offering period to be effective after the next scheduled purchase date. Each participant may withdraw from an offering period at any time prior to the end of an offering period. To the extent applicable, if the fair market value on the first day of the current offering period in which a participant is enrolled is higher than the fair market value on the first day of any subsequent offering period, we will automatically enroll such participant in the subsequent offering period. Any funds accumulated in a participant’s account prior to the first day of such subsequent offering period will be applied to the purchase of shares on the purchase date immediately prior to the first day of such subsequent offering period, if any.

No participant will have the right to purchase shares of our Class A common stock in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year, that have a fair market value of more than                 , determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than                  shares of our Class A common stock during any one purchase period, or a lesser amount determined by our compensation committee.

If we experience a change of control transaction, any offering period that commenced prior to the closing of the proposed change of control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur on or prior to the closing of the proposed change of control transaction, and our 2019 ESPP will then terminate on the closing of the proposed change of control.

401(k) Plan

We maintain a retirement plan for the benefit of our employees. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). The 401(k) plan provides that each participant may contribute up to 90% of his or her pre-tax compensation, up to an annual statutory limit. Participants who are at least 50 years old can also contribute additional amounts based on statutory limits for “catch-up” contributions. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee as directed by participants. Our 401(k) plan provides for discretionary matching of employee contributions.

Limitation of Liability and Indemnification of Directors and Officers

Our restated certificate of incorporation that will become effective in connection with the completion of this offering contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our restated bylaws that will become effective in connection with the completion of this offering require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our other employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines, and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.

We believe that provisions of our restated certificate of incorporation, restated bylaws, and indemnification agreements are necessary to attract and retain qualified directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since July 1, 2015 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Founder Stock Repurchase Agreement

In November 2015, we repurchased 3,003,768 shares of our common stock from John Foley, Chairman of our board of directors and Chief Executive Officer, for an aggregate purchase price of $5.0 million.

Stock Repurchase Agreement

In March 2017, we entered into a Stock Repurchase Agreement with Tiger Global Private Investment Partners VII, L.P., or Tiger, CP Interactive Fitness LP, or Catterton, and an affiliate of Tiger. Pursuant to this agreement, we repurchased (1) 9,086,392 shares of our capital stock from Tiger for an aggregate total repurchase price of approximately $49.2 million, and (2) 13,420,940 shares of our capital stock from Catterton for an aggregate total repurchase price of approximately $72.7 million. Lee Fixel, our director, has an indirect ownership interest in, and otherwise controls, Tiger and Tiger Global PIP VII Holdings, L.P.

2017 Tender Offer

In April 2017, we commenced a tender offer to purchase up to 9,661,156 shares of outstanding common stock, options to purchase common stock, and redeemable convertible preferred stock at a purchase price of $5.42 per share, pursuant to an Offer to Purchase. In June 2017, upon the closing of the tender offer, we repurchased an aggregate of 9,661,156 shares of our capital stock, for an aggregate repurchase price of approximately $52.3 million. Among other sellers, the following directors and executive officers participated in the tender offer:

•

John Foley, Chairman of our board of directors and Chief Executive Officer, sold 1,340,000 shares of common stock, including shares issued upon exercise of vested stock options, for an aggregate price of approximately $7.3 million;

•	Thomas Cortese, Chief Operating Officer and Head of Product Development, sold 460,000 shares of common stock for an aggregate price of approximately $2.5 million; and

•	Hisao Kushi, Chief Legal Officer and Secretary, sold 300,000 shares of common stock for an aggregate price of approximately $1.6 million.

Series E Redeemable Convertible Preferred Stock Financing

Between March 2017 and May 2017, we sold an aggregate of 60,013,480 shares of our Series E redeemable convertible preferred stock at a purchase price of approximately $5.42 per share for an aggregate purchase price of approximately $325.0 million. Each share of our Series E redeemable convertible preferred stock will convert automatically into one share of our Class B common stock upon the completion of this offering.

The purchasers of our Series E redeemable convertible preferred stock are entitled to specified registration rights. For additional information, see the section titled “Description of Capital Stock—Registration Rights.” The terms of these purchases were the same for all purchasers of our Series E redeemable convertible preferred stock. See the section titled “Principal and Selling Stockholders” for more details regarding the shares held by certain of these entities.

The following table summarizes the Series E redeemable convertible preferred stock purchased by an affiliate of a member of our board of directors and holder of more than 5% of our outstanding capital stock:

Name of Related Party	Shares of Series E Redeemable Convertible Preferred Stock	Total Purchase Price ($)
Entities affiliated with True Ventures(1)	3,693,136	19,999,993
Entities affiliated with Fidelity(2)	13,849,260	74,999,975

(1)

Consists of (a) 923,284 shares of our Class B common stock held of record held by True Ventures Select I, L.P. and (b) 2,769,852 shares of our Class B common stock held of record held by True Ventures Select II, L.P. James Stewart is the general partner for True Ventures Select I, L.P. and True Ventures Select II, L.P. True Ventures Select I, L.P. and its affiliate beneficially own more than 5% of our capital stock. Jon Callaghan, a member of our board of directors, is a Managing Member of True Ventures.

(2)

Consists of (a) 1,758,856 shares of our Class B common stock held of record by Fidelity Concord Street Trust: Fidelity Mid-Cap Stock Fund, (b) 101,560 shares of our Class B common stock held of record by FIAM Target Date Blue Chip Growth Commingled Pool, (c) 1,846,568 shares of our Class B common stock held of record by Fidelity Puritan Trust: Fidelity Puritan Fund, (d) 923,284 shares of our Class B common stock held of record by Fidelity Mt. Vernon Street Trust: Fidelity New Millennium Fund, (e) 1,341,716 shares of our Class B common stock held of record by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (f) 26,036 shares of our Class B common stock held of record by Fidelity Blue Chip Growth Commingled Pool, (g) 2,769,852 shares of our Class B common stock held of record by Fidelity Contrafund: Fidelity Advisor New Insights Fund, (h) 1,290,384 shares of our Class B common stock held of record by Fidelity Growth Company Commingled Pool, (i) 87,712 shares of our Class B common stock held of record by Fidelity Mid-Cap Stock Commingled Pool, (j) 2,549,928 shares of our Class B common stock held of record by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (k) 377,252 shares of our Class B common stock held of record by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, and (l) 776,112 shares of our Class B common stock held of record by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund.

Series F Redeemable Convertible Preferred Stock Financing

In August 2018, we sold an aggregate of 38,088,200 shares of our Series F redeemable convertible preferred stock at a purchase price of approximately $14.44 per share for an aggregate purchase price of approximately $550.5 million. Each share of our Series F redeemable convertible preferred stock will convert automatically into one share of our Class B common stock upon the completion of this offering.

The purchasers of our Series F redeemable convertible preferred stock are entitled to specified registration rights. For additional information, see the section titled “Description of Capital Stock—Registration Rights.” The terms of these purchases were the same for all purchasers of our Series F redeemable convertible preferred stock. See the section titled “Principal and Selling Stockholders” for more details regarding the shares held by certain of these entities.

The following table summarizes the Series F redeemable convertible preferred stock purchased by us, affiliates of members of our board of directors, and holders of more than 5% of our outstanding capital stock:

Name of Related Party	Shares of Series F Redeemable Convertible Preferred Stock	Total Purchase Price ($)
Entities affiliated with TCV(1)	10,387,688	150,000,085
True Ventures Select III, L.P.	1,385,025	20,000,010
Affiliates of Tiger(2)	4,439,755	64,110,861
Entities affiliated with Fidelity(3)	2,077,536	29,999,994
LFX Trust, L.L.C.(4)	227,776	3,289,126

(1)

Consists of (a) 7,350,467 shares of our Class B common stock held of record held by TCV IX, L.P., (b) 2,074,031 shares of our Class B common stock held of record held by TCV IX (A), L.P., (c) 392,570 shares of our Class B common stock held of record held by TCV IX (B), L.P., and (d) 570,620 shares of our Class B common stock held of record by TCV Member Fund, L.P. Erik Blachford, a Venture Partner at TCV, and Jay Hoag a General Partner of TCV, are both members of our board of directors.

(2)

Consists of shares of Class B common stock held by Tiger Global Private Investment Partners VII, L.P. and an affiliate of Tiger Global Management, LLC. Tiger Global Management, LLC is controlled by Chase Coleman and Scott Shleifer. The business address for each of these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019.

(3)

Consists of (a) 748,920 shares of our Class B common stock held of record by Fidelity Concord Street Trust: Fidelity Mid-Cap Stock Fund, (b) 298,932 shares of our Class B common stock held of record by Fidelity Mt. Vernon Street Trust: Fidelity New Millennium Fund, (c) 990,692 shares of our Class B common stock held of record by Fidelity Contrafund: Fidelity Advisor New Insights Fund, and (d) 38,992 shares of our Class B common stock held of record by Fidelity Mid-Cap Stock Commingled Pool.

(4)	Consists of shares of Class B common stock held by LFX Trust, L.L.C., or LFX. Lee Fixel, a member of our board of directors, is the manager of LFX.

Employment Arrangement with an Immediate Family Member of Our Chairman of the Board of Directors and Chief Executive Officer

Jill Foley, the spouse of John Foley, Chairman of our board of directors and Chief Executive Officer, is our Vice President of Boutique. During fiscal 2016, 2017, and 2018, Ms. Foley received an annual base salary of $52,083, $127,500, and $141,042, respectively, and $131,250 for the nine months ended March 31, 2019, in addition to equity compensation and annual bonus payments. For each fiscal period, Ms. Foley’s compensation was based on reference to external market practice of similar positions or internal pay equity when compared to the compensation paid to employees in similar positions who were not related to the Chairman of our board of directors and Chief Executive Officer. Ms. Foley was also eligible for equity awards on the same general terms and conditions as applicable to employees in similar positions who were not related to the Chairman of our board of directors and Chief Executive Officer.

Employment Arrangement with an Immediate Family Member of Our Chief Legal Officer and Secretary

Kate Kushi, the daughter of Hisao Kushi, our Chief Legal Officer and Secretary, has served as our Brand Marketing Campaign Coordinator since August 2018. For the nine months ended March 31, 2019, Ms. Kushi’s annual base salary was $45,267, in addition to equity compensation. Ms. Kushi’s compensation was based on reference to external market practice of similar positions or internal pay equity when compared to the compensation paid to employees in similar positions who were not related to our Chief Legal Officer and Secretary. Ms. Kushi was also eligible for equity awards on the same general terms and conditions as applicable to employees in similar positions who were not related to our Chief Legal Officer and Secretary.

2018 Tender Offer

In September 2018, we commenced a tender offer to purchase up to an aggregate of 13,850,242 shares of outstanding common stock, options to purchase common stock, and redeemable convertible preferred stock at a purchase price of approximately $14.44 per share, pursuant to an Offer to Purchase. In October 2018, upon the closing of the tender offer, we repurchased an aggregate of 9,264,518 shares of our capital stock, for an aggregate total repurchase price of approximately $133.8 million. Among other sellers, the following directors and executive officers, participated in the tender offer:

•	John Foley, Chairman of the board of directors and Chief Executive Officer, sold 1,769,164 shares of common stock for an aggregate price of approximately $24.5 million;

•	William Lynch, President, sold 227,600 shares of common stock, including shares issued upon exercise of vested stock options, for an aggregate price of approximately $3.3 million;

•	Thomas Cortese, Chief Operating Officer and Head of Product Development, sold 700,000 shares of common stock for an aggregate price of approximately $10.1 million; and

•	Hisao Kushi, Chief Legal Officer and Secretary, sold 320,000 shares of common stock for an aggregate price of approximately $4.6 million.

Fourth Amended and Restated Investors’ Rights Agreement

In April 2019, we entered into our fourth amended and restated investors’ rights agreement with certain holders of our redeemable convertible preferred stock, including entities with which certain of our executive officers and directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered into, and plan on entering into, indemnification agreements with each of our directors and executive officers. The indemnification agreements, our restated certificate of incorporation, and our restated bylaws, which will become effective upon the completion of this offering, will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Executive Compensation—Limitation of Liability and Indemnification of Directors and Officers.”

Review, Approval, or Ratification of Transactions with Related Parties

Our written related party transactions policy and the charters of our audit committee and nominating and corporate governance committee, to be adopted by our board of directors and in effect upon the completion of this offering, require that any transaction with a related person that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our audit committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our nominating and corporate governance committee.

Prior to this offering we had no formal, written policy or procedure for the review and approval of related party transactions. However, our practice has been to have all related party transactions reviewed and approved by a majority of the disinterested members of our board of directors, including the transactions described above.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents certain information with respect to the beneficial ownership of our common stock as of April 30, 2019, and as adjusted to reflect the sale of Class A common stock offered by us and the selling stockholders in this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock, by:

•	each of our directors;

•	each of our Named Executive Officers;

•	all of our directors and executive officers as a group;

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A or Class B common stock; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, based on information furnished to us, the persons and entities named in the table have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws. Shares of our Class B common stock subject to stock options that are currently exercisable or exercisable within 60 days of April 30, 2019 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

We have based our calculation of the percentage ownership of our common stock before this offering on zero shares of our Class A common stock and 233,665,264 shares of our Class B common stock outstanding on April 30, 2019, which includes 210,640,629 shares of our Class B common stock resulting from the conversion of an equivalent number of outstanding shares of our redeemable convertible preferred stock in connection with this offering, as if this conversion had occurred as of April 30, 2019. Percentage ownership of our common stock after this offering also assumes the sale by us and the selling stockholders of shares of our Class A common stock in this offering. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o Peloton Interactive, Inc., 125 West 25th Street, 11th Floor, New York, New York 10001.

	Shares Beneficially Owned Before this Offering		% Total Voting Power Before this Offering(1)	Number of Shares Being Offered	Shares Beneficially Owned After this Offering				% Total Voting Power After this Offering(1)
	Class B				Class A		Class B
Name of Beneficial Owner	Shares	%			Shares	%	Shares	%
Named Executive Officers and Directors:
John Foley(2)	15,169,568	6.3	6.3
William Lynch(3)	8,932,716	3.7	3.7
Jill Woodworth(4)	3,500,000	1.5	1.5
Erik Blachford(5)	1,791,044	*	*
Karen Boone(6)	600,000	*	*
Jon Callaghan(7)	28,369,274	12.1	12.1
Howard Draft(8)	1,130,724	*	*
Lee Fixel(9)	47,714,929	20.4	20.4
Jay Hoag(10)	15,741,169	6.7	6.7
Pamela Thomas-Graham(11)	600,000	*	*
All executive officers and directors as a group (12 persons)(12)	132,040,304	50.2	50.2
Other 5% Stockholders:
CP Interactive Fitness, LP(13)	12,803,381	5.5	5.5
Entities affiliated with TCV(10)	15,741,169	6.7	6.7
Entities affiliated with Tiger(14)	46,721,427	20.0	20.0
Entities affiliated with True Ventures(7)	28,369,274	12.1	12.1
Entities affiliated with Fidelity(15)	15,926,796	6.8	6.8
Other Selling Stockholders:

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class B common stock are entitled to 20 votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Class A Common Stock and Class B Common Stock” for more information about the voting rights of our Class A common stock and Class B common stock.

(2)

Represents (i) 6,366,232 shares of our Class B common stock; (ii) 8,653,336 shares underlying options to purchase Class B common stock that are exercisable within 60 days of April 30, 2019, of which 4,584,029 shares are unvested and subject to repurchase by us; and (iii) 150,000 shares underlying options to purchase Class B common stock held by Jill Foley that are exercisable within 60 days of April 30, 2019, of which 101,876 shares are unvested and subject to repurchase by us. Does not include up to 3,066,664 shares underlying options to purchase Class B common stock that are subject to milestone vesting and will accelerate and vest upon the occurrence of specified liquidity events as defined in the corresponding stock option award agreement.

(3)

Represents (i) 1,705,000 shares of our Class B common stock; (ii) 5,647,716 shares underlying options to purchase Class B common stock that are exercisable within 60 days of April 30, 2019, of which 5,044,715 shares are unvested and subject to repurchase by us; (iii) 1,430,000 shares of our Class B common stock held by William Lynch and Nicole P. Lynch as Community Property with Right of Survivorship; (iv) 46,000 shares of our Class B common stock held by The Jack Lynch 2018 Irrevocable Trust; (v) 46,000 shares of our Class B common stock held by The Lily Lynch 2018 Irrevocable Trust; (vi) 46,000 shares of our Class B common stock held by The Charlotte Lynch 2018 Irrevocable Trust; and (vii) 12,000 shares of our Class B common stock held by The Texas Lynch 2018 Irrevocable Trust.

(4)

Represents 3,500,000 shares underlying options to purchase Class B common stock that are exercisable within 60 days of April 30, 2019, of which 2,760,417 shares are unvested and subject to repurchase by us.

(5)

Represents (i) 1,340,000 shares underlying options to purchase Class B common stock that are exercisable within 60 days of April 30, 2019, of which 562,083 shares are unvested and subject to repurchase by us; and (ii) 451,044 shares of Class B common stock held of record by the Erik Blachford and Maryam Mohit Family Trust.

(6)

Represents 600,000 shares underlying options to purchase Class B common stock that are exercisable within 60 days of April 30, 2019, of which 537,500 shares are unvested and subject to repurchase by us.

(7)

Represents (i) 18,241,748 shares of our Class B common stock held of record by True Ventures IV, LP; (ii) 3,927,052 shares of our Class B common stock held of record by True Ventures Select I, LP; (iii) 2,769,852 shares of our Class B common stock held of record by True Ventures Select II, LP; and (iv) 3,430,622 shares of our Class B common stock held of record by True Ventures Select III, LP. True Venture Partners IV, LLC is the general partner of True Ventures IV, LP. True Venture Partners Select I, LLC is the general partner of True Ventures Select I, LP. True Venture Partners Select II, LLC is the general partner of True Ventures Select II, L.P. True Venture Partners Select III, LLC is the general partner of True Ventures Select III, L.P. Jon Callaghan and Philip Black are the managing members of True Ventures IV, LLC; True Venture Partners Select I, ,LLC; True Venture Partners Select II, LLC; and True Venture Partners Select III, LLC. The business address for each of these entities is 575 High Street, Palo Alto, California 94301.

(8)

Represents (i) 374,570 shares of our Class B common stock; (ii) 615,418 shares underlying options to purchase Class B common stock that are exercisable within 60 days of April 30, 2019, of which 582,917 shares are unvested and subject to repurchase by us; and (iii) 140,763 shares of our Class B common stock held by Caroline Draft.

(9)	Represents (i) 1,046,656 shares of our Class B common stock held by LFX Trust, L.L.C. and (ii) the shares of Class B common stock referred to in footnote (14) below.

(10)

Represents (i) 2,584,758 shares of our Class B common stock held of record by TCV IX (A), L.P.; (ii) 489,240 shares of our Class B stock held of record by TCV IX (B), L.P.; (iii) 9,160,510 shares of our Class B common stock held of record by TCV IX, L.P.; (iv) 710,175 shares of our Class B common stock held of record by TCV Member Fund, L.P.; (v) 2,067,355 shares of our Class B common stock held of record by TCV X, L.P.; (vi) 512,669 shares of our Class B common stock held of record by TCV X (A), L.P.; (vii) 100,792 shares of our Class B common stock held of record by TCV X (B), L.P.; and (viii) 115,670 shares of our Class B common stock held of record by TCV X Member Fund, L.P., collectively the TCV Funds. Technology Crossover Management IX, Ltd., or TCM IX, is a general partner of each of Technology Crossover Management IX, L.P. and TCV Member Fund, L.P. Technology Crossover Management IX, L.P. is the general partner of each of TCV IX, L.P.; TCV IX (A), L.P.; and TCV IX (B). L.P., Technology Crossover Management IX, Ltd. is a general partner of TCV Member X Fund, L.P. and the general partner of Technology Crossover Management X, L.P. or TCM X, which is the general partner of TCV X, L.P., TCV X (A), L.P. and TCV X (B), L.P. Technology Crossover Management X, Ltd. has sole voting and investment power over share held by TCV X, L.P., TCV X (A), L.P., and TCV (B), L.P. The investment activities of TCM IX and TCM X are managed by Mr. Hoag, one of our directors,                     , or together, the TCM Members, who share voting and investment power with respect to the shares beneficially owned by the TCV Funds. The address of each of the foregoing entities and persons is 2500 Middlefield Road, Menlo Park, California 94025.

(11)

Represents 600,000 shares underlying options to purchase Class B common stock that are exercisable within 60 days of April 30, 2019, of which 495,833 shares are unvested and subject to repurchase by us.

(12)

Consists of (i) 102,896,298 shares of our Class B common stock and (ii) 29,144,066 shares of our Class B common stock subject to options that are exercisable within 60 days of April 30, 2019, of which 18,765,204 shares are unvested and subject to repurchase by us.

(13)

Represents 12,803,381 shares of Class B common stock held of record by CP Interactive Fitness, LP. CP7 Management L.L.C. is the general partner of CP Interactive Fitness, LP. The sale and managing members of CP7 Management, LLC are J. Michael Chu and Scott A. Dahnke. The address for CP7 Management L.L.C. is 599 West Putnam Avenue, Greenwich, Connecticut 06830.

(14)

Consists of shares of Class B common stock held by Tiger Global Private Investment Partners VII, L.P., Tiger Global PIP VII Holdings, L.P. and an affiliate of Tiger Global Management, LLC. Tiger Global Management, LLC is controlled by Chase Coleman and Scott Shleifer. The business address for each of these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019..

(15)

Represents (i) 1,341,716 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (ii) 26,036 shares of Class B common stock held by Fidelity Blue Chip Growth Commingled Pool, (iii) 3,760,544 shares of Class B common stock held by Fidelity Contrafund: Fidelity Advisor New Insights Fund, (iv) 377,252 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (v) 776,112 shares of Class B common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund , (vi) 2,549,928 shares of Class B common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (vii) 1,290,384 shares of Class B common stock held by Fidelity Growth Company Commingled Pool, (viii) 2,507,776 shares of Class B common stock held by Fidelity Concord Street Trust: Fidelity Mid-Cap Stock Fund, (ix) 126,704 shares of Class B common stock held by Fidelity Mid-Cap Stock Commingled Pool, (x) 1,222,216 shares of Class B common stock held by Fidelity Mt. Vernon Street Trust: Fidelity New Millennium Fund, (xi) 1,846,568 shares of Class B common stock held by Fidelity Puritan Trust: Fidelity Puritan Fund, and (xii) 101,560 shares of Class B common stock held by FIAM Target Date Blue Chip Growth Commingled Pool or collectively, the Fidelity Entities. The Fidelity Entities are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or the Fidelity Funds, advised by Fidelity Management & Research Company, or FMR Co, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The business address for each of these entities is 200 Seaport Blvd. V12E, Boston, Massachusetts 02210.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a restated certificate of incorporation and restated bylaws that will become effective upon the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Upon the completion of this offering, our authorized capital stock will consist of                shares of our Class A common stock, $0.000025 par value per share,                shares of our Class B common stock, $0.000025 par value per share, and                 shares of undesignated preferred stock, $0.000025 par value per share.

Assuming the conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock into 210,640,629 shares of our Class B common stock, which will occur in connection with the completion of this offering, as of March 31, 2019, there were outstanding:

•	zero shares of our Class A common stock;

•	233,559,234 shares of our Class B common stock outstanding, held by approximately 367 stockholders of record;

•	52,320,991 shares of our Class B common stock issuable upon exercise of outstanding stock options, with a weighted-average exercise price of $4.22 per share; and

•	240,000 shares of our Class B common stock issuable upon exercise of a warrant, with an exercise price of $0.19 per share.

Class A Common Stock and Class B Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to 20 votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Following this offering, the holders of our outstanding Class B common stock will hold     % of the voting power of our outstanding capital stock, with our directors, executive officers, and 5% stockholders and their respective affiliates holding     % of the voting power in the aggregate. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our restated certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our restated certificate of incorporation does not provide for cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution, or winding up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to the prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any shares of preferred stock outstanding at that time.

Change of Control Transactions

In the case of any distribution or payment in respect of the shares of our Class A common stock or Class B common stock upon a merger or consolidation with or into any other entity, or other substantially similar transaction, the holders of our Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless the only difference in the per share distribution to the holders of the Class A common stock and Class B common stock is that any securities distributed to the holder of a share Class B common stock have 20 times the voting power of any securities distributed to the holder of a share of Class A common stock, or such merger, consolidation, or other transaction is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the closing of this offering, except for certain permitted transfers described in our restated certificate of incorporation, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations, and other entities exclusively owned by the stockholder or their family members. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued.

All the outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock upon the date that is the earlier of                . Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into Class A common stock, the Class B common stock may not be reissued.

Preferred Stock

Pursuant to the provisions of our restated certificate of incorporation, each currently outstanding share of redeemable convertible preferred stock will automatically be converted into one share of Class B common stock effective upon the completion of this offering. Following this offering, no shares of redeemable convertible preferred stock will be outstanding.

Following the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of March 31, 2019, we had outstanding options to purchase an aggregate of 52,320,991 shares of our Class B common stock, with a weighted-average exercise price of $4.22 per share, pursuant to our 2015 Plan. Since March 31, 2019, we have granted options to purchase an aggregate of 13,955,612 shares of our Class B common stock, with an exercise price of $14.59 per share, pursuant to our 2015 Stock Plan.

Warrant

As of March 31, 2019, we had outstanding a warrant to purchase 240,000 shares of our Class B common stock at an exercise price of $0.19, which expires in June 2025. The warrant has a cashless exercise provision pursuant to which the holder, in lieu of paying the exercise price in cash, can surrender the warrant and receive a net number of shares based on the fair market value of such shares at the time of exercise, after deducting the aggregate exercise price.

Registration Rights

We will pay the registration expenses (other than underwriting discount and stock transfer taxes) of the holders of the shares registered for sale pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with the completion of this offering, substantially all of our stockholders that have registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and provided that if (1) at least 120 days have elapsed since the date of this prospectus, (2) we have publicly released our earnings results for the quarterly period during which this offering occurred and (3) such lock-up period is scheduled to end during or within five trading days prior to a blackout period, such lock-up period will end ten trading days prior to the commencement of such blackout period. See the section titled “Underwriting” for additional information.

Following the completion of this offering, the holders of certain outstanding shares of our Class B common stock and the holders of shares of our Class B common stock issuable upon conversion of our redeemable convertible preferred stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. These shares are referred to as registrable securities. Immediately following this offering, there will be approximately                registrable securities outstanding. These rights are provided under the terms of our fourth amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into in April 2019, and include requested registration rights, Form S-3 registration rights, and piggyback registration rights. In any registration made pursuant to such amended and restated investor rights agreement, all fees, costs, and expenses of underwritten registrations, including fees and disbursements of one special counsel to the selling stockholders, will be borne by us and all selling expenses, including the estimated underwriting discount, will be borne by the holders of the shares being registered. However, we will not be required to bear the expenses in connection with the exercise of the requested and Form S-3 registration rights of a registration if the request is subsequently withdrawn at the request of the selling stockholders holding a majority of registrable securities to be registered.

The registration rights terminate upon the earlier of (1) five years following the completion of this offering or (2) as to any given holder of registration rights, at such time following this offering when such holder of registration rights (a) can sell all of such holder’s registrable securities in compliance with Rule 144(b)(1)(i) or (b) holds 1% or less of our outstanding common stock and all registrable securities held by such holder can be sold in any three-month period without registration pursuant to Rule 144 under the Securities Act and without the requirement for us to be in compliance with the current public information requirement under Rule 144(c)(1).

Requested Registration Rights

The holders of an aggregate of                shares of our Class B common stock following this offering, or their permitted transferees, are entitled to demand registration rights. Under the terms of the amended and restated investor rights agreement, if we receive a written request, at any time after the earlier of (1) August 30, 2025 or (2) six months following the effective date of this offering, from the holders of at least 50% of the registrable securities then outstanding that we file a registration statement under the Securities Act covering the registration of outstanding registrable securities, then we will be required, within 20 days of receipt of the written request, to use commercially reasonable efforts to register, as soon as practicable, all of the shares requested to be registered for public resale, if the amount of registrable securities to be registered will have aggregate gross proceeds (before underwriting discount) of at least $20.0 million. We are required to effect only three registrations pursuant to this provision of the amended and restated investor rights agreement. We may postpone the filing of a registration statement no more than once during any 12-month period for up to 90 days if our board of directors determines that the filing would be detrimental to us and our stockholders. We are not required to effect a requested registration under certain additional circumstances specified in the amended and restated investor rights agreement.

Form S-3 Registration Rights

The holders of an aggregate of                shares of our Class B common stock following this offering or their permitted transferees are also entitled to Form S-3 registration rights. The holders of at least 30% of the registrable securities then outstanding can request that we register all or part of their shares on Form S-3 if we are eligible and qualified to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $5.0 million. The stockholders may require us to effect at most two registration statements on Form S-3 in any 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period for up to 90 days if our board of directors determines that the filing would be detrimental to us and our stockholders. We are not required to effect a registration on Form S-3 under certain additional circumstances specified in the amended and restated investor rights agreement.

Piggyback Registration Rights

If we register any of our securities for public sale, the holders of an aggregate of                 shares of our Class B common stock following this offering or their permitted transferees are entitled to piggyback registration rights. However, this right does not apply to a registration relating to sales of securities of participants in one of our stock plans, a registration relating to the offer and sale of debt securities or a registration relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act. The underwriters of any underwritten offering will have the right, in their sole discretion, to limit, because of marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned, first, to us, and second, pro rata among these holders, according to the total amount of securities entitled to be included by each holder, subject to additional circumstances specified in the amended and restated investor rights agreement.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•

Dual Class Common Stock. As described above in the section titled “—Common Stock—Voting Rights,” our restated certificate of incorporation will provide for a dual class common stock structure pursuant to which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Current investors, executives, and employees will have the ability to exercise significant influence over those matters.

•

Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Classified Board. Our restated certificate of incorporation and restated bylaws will provide that our board of directors will be classified into three classes of directors. The existence of a classified board of directors could discourage a third party from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors Composition” for additional information.

•	Directors Removed Only for Cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•

Supermajority Requirements for Amendments of Our Restated Certificate of Incorporation and Restated Bylaws. Our restated certificate of incorporation will further provide that the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock will be required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. In addition, the affirmative vote of holders of 75% of the voting power of each of our Class A common stock and Class B common stock, voting separately by class, will be required to amend the provisions of our restated certificate of incorporation relating to the terms of our Class B common stock. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock will be required to amend or repeal our restated bylaws, although our restated bylaws may be amended by a simple majority vote of our board of directors.

•

Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our lead independent director, or our chief executive officer. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our lead independent director, or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.

•

Issuance of Undesignated Preferred Stock. After the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

•

Choice of Forum. Our restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This exclusive forum provision will not apply to claims that are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not preclude the filing of claims brought to enforce any liability or duty created by the Exchange Act or Securities Act or the rules and regulations thereunder in federal court.

Listing

We intend to apply to list our Class A common stock on the                under the symbol “PTON.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is                . The transfer agent’s address is                 , and its telephone number is                .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our Class A common stock, including shares issued upon exercise of outstanding stock options in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2019, we will have a total of                shares of our Class A common stock outstanding and 233,559,234 shares of our Class B common stock outstanding. This includes                  shares that we and the selling stockholders are selling in this offering, which shares may be resold in the public market immediately following this offering, and assumes no additional exercise of outstanding options. Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer.

The remaining outstanding shares of our Class A common stock and Class B common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up agreements and market standoff provisions described below and subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•

beginning on the date of this prospectus, all of the shares of Class A common stock sold in this offering, which includes                shares of Class A common stock to be sold in this offering by the selling stockholders, will be immediately available for sale in the public market;

•	beginning on the date of this prospectus, shares of Class A common stock, assuming no exercise of outstanding options, will be immediately available for sale in the public market;

•

beginning 181 days after the date of this prospectus,                additional shares of common stock will become eligible for sale in the public market, of which                shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; provided that if (1) if at least 120 days have elapsed since the date of this prospectus, (2) we have publicly released our earnings results for the quarterly period during which this offering occurred, and (3) the lock-up period as described below is scheduled to end during or within five trading days prior a blackout period, beginning on the date that is ten trading days prior to the commencement of such blackout period, such additional shares shall become eligible for sale in the public market; and

•

the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter upon subject to vesting and, in some cases, to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements and Market Stand Off Provisions

All of our directors, executive officers, and holders of approximately                  of our outstanding equity securities are subject to lock-up agreements or market standoff provisions that, subject to exceptions described under the section titled “Underwriting” below, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, stock options, or any security or instrument related to this common stock, or stock option for a period of at least 180 days following the date of this prospectus, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC; provided that if (1) at least 120 days have elapsed since the date of this prospectus, (2) we have publicly released our earnings results for the quarterly period during which this offering occurred and (3) such lock-up period is scheduled to end during or within five trading days prior to a blackout period, such lock-up period will end ten trading days prior to the commencement of such blackout period. These agreements are subject to certain customary exceptions. See the section titled “Underwriting” for additional information.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144 and the requirements of the lock-up and market standoff agreements, as described above. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares (subject to the requirements of the lock-up and market standoff agreements, as described above) without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff provisions described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, all Rule 701 shares are subject to lock-up agreements and or market standoff agreements as described above and under the section titled “Underwriting” and will not become eligible for sale until the expiration of those agreements.

Registration Statements

In connection with this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our Class B common stock subject to outstanding stock options and the shares of our Class A common stock reserved for issuance under our equity incentive plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.

Registration Rights

We have granted demand, Form S-3, and piggyback registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax or the Medicare Contribution tax on net investment income, and does not deal with state or local taxes, U.S. federal gift, and estate tax laws, except to the limited extent provided below, or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.

Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as:

•	insurance companies, banks, and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A common stock being taken into account in an applicable financial statement;

•	non-U.S. governments and international organizations;

•	broker-dealers and traders in securities;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons that own, or are deemed to own, more than five percent of our Class A common stock;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that hold our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;

•	persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and

•	partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

PERSONS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Class A common stock that is not a U.S. Holder or a partnership for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are an individual non-U.S. citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our Class A common stock.

Distributions

We do not expect to make any distributions on our Class A common stock in the foreseeable future. If we do make distributions on our Class A common stock, however, such distributions made to a Non-U.S. Holder of our Class A common stock will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our Class A common stock as described below under “—Gain on Disposition of Our Class A Common Stock.”

Any distribution on our Class A common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the section below titled “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on Disposition of Our Class A Common Stock

Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our Class A common stock unless (1) the gain is effectively connected with a trade or business of the holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in the Class A common stock.

If you are a Non-U.S. Holder described in (1) above, you will be required to pay tax on the net gain derived from the sale at the regular graduated U.S. federal income tax rates applicable to U.S. persons. Corporate Non-U.S. Holders described in (1) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (2) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (3) above, in general, we would be a United States real property holding corporation if United States real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, or constructively, no more than five percent of our Class A common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our Class A common stock is regularly traded on an established securities market. There can be no assurance that our Class A common stock will qualify as regularly traded on an established securities market.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Class A common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our Class A common stock.

Backup Withholding and Information Reporting

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our Class A common stock, including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our Class A common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes only, certain U.S. related brokers may be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.

Foreign Accounts

In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends on our Class A common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

UNDERWRITING

We, the selling stockholders, and the underwriters named below will enter into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
Barclays Capital Inc.

Total

The underwriters will commit to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                shares of Class A common stock from us and the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                 additional shares of our Class A common stock.

Paid by Us	No Exercise	Full Exercise
Per share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per share	$	$
Total	$	$

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the initial public offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC; provided that if (1) at least 120 days have elapsed since the date of this prospectus, (2) we have publicly released our earnings results for the quarterly period during which this offering occurred, and (3) such lock-up period is scheduled to end during or within five trading days prior to a blackout period, such lock-up period will end ten trading days prior to the commencement of such blackout period. We will announce the date of any expected blackout-related release to the lock-up at least two trading days in advance of such release. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of our Class A common stock. The initial public offering price has been negotiated among the selling stockholders, the representatives, and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects of the company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock or that the shares will trade in the public market at or above the initial public offering price.

We intend to apply to list our Class A common stock on the                 under the symbol “PTON.”

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                , in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discount, will be approximately $                 . We have agreed to reimburse the underwriters for expenses related to any applicable state securities filings and to the Financial Industry Regulatory Authority incurred by them in connection with this offering in an amount up to $                 .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In June 2019, we entered into the Credit Agreement with JPMorgan Chase Bank, N.A., as administrative agent, and Bank of America, N.A., Barclays Bank PLC, Goldman Sachs Lending Partners LLC, and Silicon Valley Bank, as joint syndication agents, which amended and restated the loan and security agreement that we previously entered into in November 2017. The Credit Agreement provides for a $250.0 million secured revolving credit facility, including up to the lesser of $150.0 million and the aggregate unused amount of the facility for the issuance of letters of credit. The principal amount, if any, is payable in full in June 2024. As of June 30, 2019, we had not drawn on the credit facility and did not have outstanding borrowings under the Credit Agreement. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities, and instruments.

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, that has implemented the Prospectus Directive, each, a ‘Relevant Member State, an offer to the public of shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

(a)    To any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)    To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)    In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any Brazilian placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and shares of our common stock to be offered so as to enable an investor to decide to purchase shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression ‘‘Prospectus Directive’’ means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This EEA selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (2) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principals that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) or, Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act (Chapter

289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, or (5) as specified in Section 276(7) of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, or (5) as specified in Section 276(7) of the SFA.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

Fenwick & West LLP, New York, New York, which has acted as our counsel in connection with this offering, will pass upon the validity of the issuance of the shares of our Class A common stock offered by this prospectus. As of the date of this prospectus, individuals and entities associated with Fenwick & West LLP beneficially own an aggregate of 6,926 shares of our Series F redeemable convertible preferred stock, which will convert to Class B common stock in connection with the completion of this offering. Latham & Watkins LLP, New York, New York is acting as counsel to the underwriters.

EXPERTS

The financial statements audited by Ernst & Young LLP as of June 30, 2017 and 2018 and for the years then ended have been included in this prospectus in reliance on the authority of their report as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class A common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.onepeloton.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our Class A common stock in this offering.

PELOTON INTERACTIVE, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Peloton Interactive, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Peloton Interactive, Inc. (the Company) as of June 30, 2017 and 2018, the related consolidated statements of operations and comprehensive loss, cash flows and changes in redeemable convertible preferred stock and stockholders’ deficit for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2017 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2017.

New York, New York

May 23, 2019

PELOTON INTERACTIVE, INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share amounts)

	As of June 30,
	2017	2018
ASSETS
Current Assets:
Cash and cash equivalents	$155.0	$150.6
Accounts receivable, net of allowances	3.8	9.4
Inventories	15.7	25.3
Prepaid expenses and other current assets	6.6	18.4

Total current assets	181.1	203.8

Property and equipment, net	15.4	36.2
Intangible assets, net	—	24.5
Goodwill	—	4.2
Restricted cash	0.5	1.0
Other assets	1.7	1.6

Total assets	$198.7	$271.2

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$8.4	$28.1
Accrued expenses	28.5	51.4
Customer deposits and deferred revenue	25.6	88.5
Current portion of long-term debt and other bank borrowings	1.0	—
Other current liabilities	0.1	2.2

Total current liabilities	63.6	170.2

Deferred rent	6.6	9.4
Long-term debt, net of current portion	2.1	—
Other non-current liabilities	1.8	1.0

Total liabilities	74.1	180.5

Commitments and contingencies (Note 9)
Redeemable convertible preferred stock, $0.000025 par value, 182,193,592 shares authorized; 176,313,468 shares issued and outstanding as of June 30, 2017 and 2018	406.3	406.3
Stockholders’ Deficit:
Common stock, $0.000025 par value, 266,946,216 shares authorized; 20,195,680 and 25,936,848 shares issued and outstanding as of June 30, 2017 and 2018, respectively	—	—
Additional paid-in capital	6.1	20.5
Accumulated other comprehensive loss	—	—
Accumulated deficit	(287.7)	(336.1)

Total stockholders’ deficit	(281.6)	(315.6)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$198.7	$271.2

See accompanying notes to these consolidated financial statements.

PELOTON INTERACTIVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in millions, except share and per share amounts)

	Fiscal Year Ended June 30,
	2017	2018
Revenue:
Connected Fitness Products	$183.5	$348.6
Subscription	32.5	80.3
Other	2.6	6.2

Total revenue	218.6	435.0

Cost of revenue:
Connected Fitness Products	113.5	195.0
Subscription	29.3	45.5
Other	1.9	4.9

Total cost of revenue	144.7	245.4

Gross profit	73.9	189.6
Operating expenses:
Research and development	13.0	23.4
Sales and marketing	86.0	151.4
General and administrative	45.6	62.4

Total operating expenses	144.7	237.1

Loss from operations	(70.7)	(47.5)
Interest (expense) income, net	(0.3)	(0.3)

Loss before provision for income taxes	(71.1)	(47.8)
Provision for income taxes	—	0.1

Net loss	$(71.1)	$(47.9)

Net loss attributable to common stockholders	$(163.4)	$(47.9)

Net loss per share attributable to common stockholders, basic and diluted	$(5.97)	$(2.18)

Weighted-average common shares outstanding, basic and diluted	27,379,789	21,934,228

See accompanying notes to these consolidated financial statements.

PELOTON INTERACTIVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Fiscal Year Ended June 30,
	2017	2018
Cash Flows from Operating Activities:
Net loss	$(71.1)	$(47.9)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	3.7	6.6
Stock-based compensation expense	10.3	8.5
Impairment of long-lived assets	0.2	0.7
Amortization of debt issuance costs	0.1	0.3
Changes in operating assets and liabilities:
Accounts receivable	(3.6)	(4.1)
Inventories	(5.0)	(9.6)
Prepaid expenses and other current assets	(1.0)	(12.1)
Other assets	(1.1)	1.4
Accounts payable and accrued expenses	22.1	41.0
Customer deposits and deferred revenue	19.0	63.0
Other liabilities	7.8	1.9

Net cash provided by (used in) operating activities	(18.6)	49.7

Cash Flows from Investing Activities:
Purchases of property and equipment	(10.2)	(28.0)
Acquisition of business, net of cash acquired	—	(28.7)

Net cash used in investing activities	(10.2)	(56.7)

Cash Flows from Financing Activities:
Proceeds from issuance of redeemable convertible preferred stock, Series E, net of issuance costs	315.6	—
Repurchase of common and redeemable convertible preferred stock, including issuance costs	(170.0)	—
Proceeds from borrowings under credit facility	10.5	—
Debt repayments	(13.0)	(3.1)
Debt issuance costs	(0.2)	(1.2)
Proceeds from exercise of stock options	0.7	7.4

Net cash provided by financing activities	143.6	3.1

Net Change in Cash	114.8	(3.9)
Cash, cash equivalents, and restricted cash — Beginning of period	40.7	155.5

Cash, cash equivalents, and restricted cash — End of period	$155.5	$151.6

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$0.2	$0.3

Supplemental Disclosures of Non-Cash Investing and Financing Information:
Property and equipment accrued but unpaid	$0.4	$4.3

See accompanying notes to these consolidated financial statements.

PELOTON INTERACTIVE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in millions)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance — July 1, 2016	138.9	$117.1	28.1	$—	$3.4	$(81.4)	$(78.0)
Issuance of Series E redeemable convertible preferred stock, net	60.0	315.6	—	—	—	—	—
Repurchase of common and redeemable convertible preferred stock	(22.6)	(26.4)	(9.7)	—	—	(135.2)	(135.2)
Forfeiture of restricted stock awards	—	—	(0.1)	—	—	—	—
Exercise of stock options	—	—	1.9	—	0.7	—	0.7
Stock-based compensation expense	—	—	—	—	2.0	—	2.0
Net loss	—	—	—	—		(71.1)	(71.1)

Balance — June 30, 2017	176.3	$406.3	20.2	$—	$6.1	$(287.7)	$(281.6)

Exercise of stock options	—	$—	5.7	$—	$5.3	$—	$5.3
Stock-based compensation expense	—	—	—	—	8.6	—	8.6
Cumulative effect of change in accounting principle	—	—	—	—	0.5	(0.5)	—
Net loss	—	—	—	—	—	(47.9)	(47.9)

Balance — June 30, 2018	176.3	$406.3	25.9	$—	$20.5	$(336.1)	$(315.6)

See accompanying notes to these consolidated financial statements.

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Basis of Presentation

Description and Organization

Peloton Interactive, Inc. (“Peloton” or the “Company”) is the largest interactive fitness platform in the world with a loyal community of Members, which we define as any individual who has a Peloton account. The Company pioneered connected, technology-enabled fitness and the streaming of immersive, instructor-led boutique classes to its Members anytime, anywhere. The Company makes fitness entertaining, approachable, effective, and convenient while fostering social connections that encourage its Members to be the best versions of themselves.

The Company markets and sells its interactive fitness products (“Connected Fitness Products”) directly through its retail showrooms and at www.onepeloton.com. The Company was founded in 2012 and incorporated in the State of Delaware in 2015. As of June 30, 2018, the Company had established wholly owned subsidiaries in the United States and the United Kingdom and its corporate headquarters in New York, New York.

The Company organizes its business into the following three reportable segments: Connected Fitness Products, Subscription and Other. See Note 15, Segment Information, for further discussion of the Company’s segment reporting structure.

Basis of Presentation

The financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Certain monetary amounts, percentages, and other figures included elsewhere in these financial statements have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Basis of Consolidation

The consolidated financial statements include the accounts of Peloton Interactive, Inc. and its subsidiaries in which the Company has a controlling financial interest. All significant intercompany balances and transactions have been eliminated.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all cash and short-term investments purchased with maturities of three months or less when acquired to be cash equivalents. As of June 30, 2017 and 2018, the Company’s cash and cash equivalents were substantially held in money market and operating accounts. At various times during the fiscal years ended June 30, 2017 and 2018, the balances of cash at financial institutions exceeded the federally insured limit. The Company has not experienced any losses in such accounts and believes cash and cash equivalents are not subject to any significant credit risk.

Restricted Cash

Restricted cash primarily consists of cash held in reserve accounts related to operating lease obligations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable, Net of Allowances

The Company’s accounts receivable primarily represent amounts due from third-party sales processors. On a periodic basis, the Company evaluates accounts receivable estimated to be uncollectible, which to date have not been material, and provides allowances, as necessary, for doubtful accounts.

Revenue Recognition

Adoption of Topic 606

On July 1, 2018, the Company adopted ASU 2014-09 and all subsequent amendments. The Company elected to apply the standard and all related ASUs retrospectively to each prior reporting period presented. The adoption of the new standard had no material impact on the measurement or recognition of revenue, resulting in no adjustments to the prior periods. Additional disclosures, however, have been added in accordance with ASU 2014-09. Refer to Note 3, Revenue.

Shipping and Delivery Fees

The Company accounts for shipping, delivery and installation fees, net of discounts and refunds, billed to customers as revenue.

Sales Taxes

Sales tax collected from customers and remitted to governmental authorities is not included in revenue and is reflected as a liability on the balance sheet.

Inventories

Inventories consist of finished goods, which are generally purchased from contract manufacturers. Connected Fitness Product, accessories, and apparel inventories are stated at the lower of cost or market on a weighted-average cost basis. The Company assesses the valuation of inventory and periodically adjusts the value for estimated excess and obsolete inventory based upon estimates of future demand and market conditions, as well as damaged or otherwise impaired goods. Spare parts are recorded as inventory and recognized in cost of goods sold as consumed.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. For leasehold improvements, the useful life is the lesser of the applicable lease term or the expected asset life. Charges for repairs and maintenance that do not improve or extend the lives of the respective assets are expensed as incurred. The Company capitalizes the cost of pre-production tooling that it owns during a supply arrangement. Pre-production tooling and engineering costs the Company will not own or will not be used in producing products under long-term supply arrangements are expensed as incurred.

Internal-Use Software

The Company capitalizes certain qualified costs incurred in connection with the development of internal-use software. The Company evaluates the costs incurred during the application development stage of internal use software and website development to determine whether the costs meet the criteria for capitalization. Costs

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

related to preliminary project activities and post implementation activities including maintenance are expensed as incurred. Capitalized costs related to internal-use software are amortized on a straight-line basis over the estimated useful life of the software, not to exceed three years. Capitalized costs less accumulated amortization are included within property and equipment, net on the consolidated balance sheets.

Goodwill and Intangible Assets

Goodwill represents the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest, if any, over the fair value of identifiable assets acquired and liabilities assumed in a business combination. The Company has no intangible assets with indefinite useful lives.

Intangible assets other than goodwill are comprised of acquired developed technology. At initial recognition, intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses and are amortized on a straight-line basis over the estimated useful life of the asset.

The Company reviews goodwill for impairment annually or whenever events or changes in circumstances indicate that an impairment may exist. In conducting its annual impairment test, the Company first reviews qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If factors indicate that the fair value of the reporting unit is less than its carrying amount, the Company performs a quantitative assessment and the fair value of the reporting unit is determined by analyzing the expected present value of future cash flows. If the carrying value of the reporting unit continues to exceed its fair value, the implied fair value of the reporting unit’s goodwill is calculated and an impairment loss equal to the excess is recorded. The Company performs its annual impairment tests in the fourth quarter of each fiscal year.

The Company assesses the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Music Royalty Fees

The Company recognizes music royalty fees on all music it streams to Members as these fees are incurred in accordance with the terms of the relevant license agreement with the music rights holder. The incurrence of the royalties is primarily driven by content usage by the Company’s Members on a fee-per-play basis through the use of the Company’s Subscriptions and classified within subscription cost of revenue within the Company’s statement of operations. The Company’s license agreements with music rights holders generally include provisions for advance royalties as well as minimum guarantees. When a minimum guarantee is paid in advance, the guarantee is recorded as a prepaid expense and amortized to subscription cost of revenue.

As the Company executes music license agreements with various music rights holders for go-forward usage, the Company may also simultaneously enter into a settlement agreement whereby the Company is released from all potential licensor claims regarding the Company’s past use of copyrighted material in exchange for a negotiated payment. These are referred to as “content costs related to past use” and are recorded within subscription cost of revenue. Prior to the execution of a music license agreement, the Company estimates and records a charge based upon license agreements previously entered into and the market share and size of the music rights holder.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted net future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds fair value.

Cost of Revenue

Connected Fitness Products

Cost of revenue consists of product costs, including manufacturing costs, duties and other applicable importing costs, shipping and handling costs, packaging, warranty replacement costs, fulfillment costs, warehousing costs, and certain allocated costs related to management, facilities, and personnel-related expenses associated with supply chain logistics.

Subscription

Subscription cost of revenue includes costs associated with content creation and cost to stream content to Members across the Company’s platform. These costs consist of both fixed costs, including studio rent and occupancy, other studio overhead and instructor and production personnel costs, and variable costs, including music royalty fees, third-party platform streaming costs, and payment processing fees for our monthly subscription billings.

Income Taxes

The Company utilizes the asset and liability method for computing its provision for income taxes. Deferred tax assets and liabilities reflect the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities as well as operating loss, capital loss, and tax credit carryforwards, using enacted tax rates. Management makes estimates, assumptions, and judgments to determine the Company’s provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes recovery is not likely, establishes a valuation allowance. As of June 30, 2017 and 2018, the Company recorded a full valuation allowance against its deferred tax assets.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits, which to date have not been material, are recognized within income tax expense.

Research and Development Costs

Research and development expenses consist primarily of personnel- and facilities-related expenses, consulting and contractor expenses, and tooling and prototype materials and software platform expenses. Substantially all of the Company’s research and development expenses are related to developing new products and services and improving existing products and services. Research and development expenses are expensed as incurred. For the fiscal years ended June 30, 2017 and 2018, research and development costs were $13.0 million and $23.4 million, respectively.

Stock-Based Compensation

Stock-based awards are measured at the grant date based on the fair value of the award and are recognized as expense, net of actual forfeitures, on a straight-line basis over the requisite service period, which is generally the

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

vesting period of the respective award. For performance-based options issued, the value of the instrument is measured at the grant date as the fair value of the award and expensed over the vesting term when the performance targets are considered probable of being achieved. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The determination of the grant date fair value of stock awards issued is affected by a number of variables, including the fair value of the Company’s common stock, the expected common stock price volatility over the expected life of the options, the expected term of the stock option, risk-free interest rates, and the expected dividend yield of the Company’s common stock.

Generally, the Company’s stock options plans permit early exercise. The unvested portion of shares exercised is recorded as a liability on the Company’s balance sheet and reclassified to equity as vesting occurs.

Common Stock Valuations

The Company has historically granted stock options at exercise prices equal to the fair value as determined by the Company’s Board of Directors (“Board of Directors”) on the date of grant. In the absence of a public trading market, the Board of Directors, with input from management, exercises significant judgment and consider numerous objective and subjective factors to determine the fair value of the Company’s common stock as of the date of each stock option grant, including:

•	relevant precedent transactions involving the Company’s capital stock;

•	the liquidation preferences, rights, preferences, and privileges of the Company’s redeemable convertible preferred stock relative to the common stock;

•	the Company’s actual operating and financial performance;

•	current business conditions and projections;

•	the Company’s stage of development;

•	the likelihood and timing of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;

•	recent secondary stock sales and tender offers;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

In addition, the Board of Directors considers the independent valuations completed by a third-party valuation consultant. The valuations of the Company’s common stock are determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Share Repurchases

Shares of the Company’s common and preferred stock may be repurchased from time to time as authorized by the Board of Directors. Share repurchases are funded from existing cash balances, and repurchased shares are retired and returned to unissued authorized shares. These repurchases are accounted for as reductions to the Company’s common and preferred stock to the extent available with remaining amounts allocated against retained earnings.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates

The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses and related disclosures. On an ongoing basis, the Company evaluates its estimates, including, among others, those related to income taxes, the realizability of inventory, stock-based compensation, contingencies, revenue-related reserves, useful lives of property, plant and equipment, as well as intangible assets, and impairment of goodwill, intangible, and long-lived assets. The Company bases its estimates on historical experience, market conditions, and on various other assumptions that are believed to be reasonable. Actual results may differ from these estimates.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If a loss is reasonably possible and the loss or range of loss can be reasonably estimated, the Company discloses the possible loss.

Fair Value of Financial Instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Subsequent changes in fair value of these financial assets and liabilities are recognized in earnings or other comprehensive income when they occur. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the assets or liabilities, such as inherent risk, transfer restrictions, and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1 inputs are based on quoted prices in active markets for identical assets or liabilities.

•

Level 2 inputs are based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 inputs are based on unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities, and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The Company’s material financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses. The carrying values of the Company’s accounts receivable and accounts payable approximated their fair values at June 30, 2017 and 2018, due to the short period of time to maturity or repayment.

Earnings (Loss) Per Share

The Company computes net income (loss) per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s redeemable convertible preferred stock and common stock issued upon early exercise of stock options are participating securities. The Company considers any shares issued upon early exercise of stock options, subject to repurchase, to be participating securities because holders of such shares have non-forfeitable dividend rights in the event a cash dividend is declared on common stock. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating securities.

Basic earnings (loss) per share is computed using the weighted-average number of outstanding shares of common stock during the period. Diluted earnings (loss) per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential shares of common stock outstanding during the period. Potential shares of common stock consist of incremental shares issuable upon the assumed exercise of stock options and warrants as well as the redeemable convertible preferred shares. For 2017, the excess of the repurchase price of preferred stock over its carrying value (see Note 10) has been recorded as an increase to net loss to determine net loss attributable to common stockholders.

Recently Issued Accounting Pronouncements

Accounting Pronouncements Recently Adopted

ASU 2014-09

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is intended to improve the financial reporting requirements for revenue from contracts with customers by providing a principles-based approach to the recognition of revenue. The core principle of the standard is when an entity transfers goods or services to customers it will recognize revenue in an amount that reflects the consideration the entity expects to be entitled to for those goods or services. The update outlines a five-step model and related application guidance, which replaces most existing revenue recognition guidance. ASU 2014-09 also requires disclosures that will enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company has completed its evaluation of the impact the revised guidance will have on its consolidated financial statements. The Company’s evaluation efforts included reviewing current accounting policies, processes, and arrangements to identify potential differences that could arise from the application of ASU 2014-09. Based on these efforts, the Company concluded that the performance obligations underlying its core revenue streams (i.e., its Connected Fitness Products and subscription businesses), and the timing of recognition thereof, will remain substantially unchanged. Revenue for the Company’s Bike and related product sales are generated through the sale of finished products and will continue to be recognized at the point in time when merchandise is transferred to the customer and in an amount that considers the impacts of estimated returns and other allowances that are variable in nature. Because the Company’s subscription revenue is from monthly membership fees for services performed over time and, therefore, recognized ratably over the membership period, the Company’s revenue recognition for subscription revenue did not change under the standard.

This standard permits adoption either by using a full retrospective approach, in which all comparative periods are presented in accordance with the new standard, or a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For all other entities, including emerging

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

growth companies, this standard is effective for annual reporting periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. Early application is permitted for annual periods beginning after December 15, 2016. The Company has elected to adopt this standard as of July 1, 2018 using the full retrospective approach. The adoption of this standard did not have a material impact on its consolidated financial statements.

ASU 2016-09

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The standard is effective for public entities for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2016. For all other entities, including emerging growth companies, the standard is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for any entity in any interim or annual period. The Company early adopted ASU 2016-09 as of July 1, 2017. With the adoption of ASU 2016-09, the Company accounts for forfeitures as they occur. The Company applied the guidance on a modified retrospective basis, which resulted in a $0.5 million cumulative effect adjustment and increase to accumulated deficit as of July 1, 2017. The adoption of ASU 2016-09 in 2018 did not have a material impact on the Company’s consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

ASU 2016-02

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 requires a lessee to separate the lease components from the non-lease components in a contract and recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. For all other entities, including emerging growth companies, this standard is effective for annual reporting periods beginning after December 15, 2019 and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted and may be applied at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently evaluating the impact that ASU 2016-02 will have on its consolidated financial statements and related disclosures, but expects that the most significant changes will be related to the recognition of new right-of-use assets and lease liabilities on the Company’s balance sheet for real estate operating leases.

ASU 2017-01

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The standard provides guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. If substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets, the assets acquired are not considered a business. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For all other entities, including emerging growth companies, this standard is effective for annual reporting periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. Early application is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ASU 2017-04

In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment, to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The standard is effective for public entities for annual or any interim goodwill impairment tests in annual reporting years beginning after December 15, 2019. For all other entities, including emerging growth companies, the standard is effective for annual or any interim goodwill impairment tests in annual reporting years beginning after December 15, 2021. Early adoption of this standard is permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

ASU 2017-09

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, to provide clarity and reduce both diversity in practice and cost complexity when applying the guidance in Topic 718 to a change to the terms and conditions of a stock-based payment award. ASU 2017-09 also provides guidance about the types of changes to the terms or conditions of a share-based payment award that require an entity to apply modification accounting in accordance with Topic 718. The standard is effective for annual periods beginning after December 15, 2017 and for interim periods therein. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

ASU 2018-15

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. ASU 2018-15 requires implementation costs incurred by customers in cloud-computing arrangements to be deferred over the noncancelable term of the cloud computing arrangements plus any optional renewal periods (1) that are reasonably certain to be exercised by the customer or (2) for which exercise of the renewal option is controlled by the cloud service provider. The effective date of this pronouncement for public entities is for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. For all other entities, including emerging growth companies, the standard is effective for years beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The standard can be adopted either using the prospective or retrospective transition approach. The Company early adopted ASU 2018-15 using the prospective approach as of January 1, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

3. Revenue

The Company’s primary source of revenue is from sales of its Connected Fitness Products and associated recurring subscription revenue.

The Company determines revenue recognition through the following steps:

•	identification of the contract, or contracts, with a customer

•	identification of the performance obligations in the contract

•	determination of the transaction price

•	allocation of the transaction price to the performance obligations in the contract

•	recognition of revenue when, or as, the Company satisfies a performance obligation

Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

services. The Company’s revenue is reported net of sales returns and discounts, which to date have not been material to the Company’s financial statements. The Company estimates its liability for product returns based on historical return trends by product category and seasonality and an evaluation of current economic and market conditions and records the expected customer refund liability as a reduction to revenue, and the expected inventory right of recovery as a reduction of cost of revenue. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur.

Some of the Company’s contracts with customers contain multiple performance obligations. For customer contracts that include multiple performance obligations, the Company accounts for individual performance obligations if they are distinct. The transaction price is then allocated to each performance obligation based on its standalone selling price. The Company generally determines standalone selling price based on prices charged to customers.

Connected Fitness Products

Connected Fitness Products include our Bike, related accessories, associated fees for delivery and installation, and extended warranty agreements. The Company recognizes Connected Fitness Product revenue net of sales returns and discounts when the product has been delivered to the customer. The Company generally allows customers to return products within thirty days of purchase, as stated in its return policy.

The Company records fees paid to third-party financing partners in connection with its consumer financing program as a reduction of revenue, as it considers such costs to be a customer sales incentive. The Company records payment processing fees for its credit card sales for Connected Fitness Products within selling and marketing expenses.

Subscription

The Company’s subscriptions provide unlimited access to content in its library of live and on-demand fitness classes. The Company’s subscriptions are offered on a month-to-month basis.

Historically, the Company offered a prepaid subscription option where Subscribers earned one free month or three free months of subscription with the purchase of a 12-month subscription or 24-month subscription, respectively. The Company also offered Subscribers the ability to finance the prepaid subscription with the purchase of a Connected Fitness Product as part of its financing program. The associated financing fees were paid to the Company’s third-party partner at the outset of the arrangement and are recorded as a reduction to subscription revenue. The Company terminated both programs in July 2018.

Amounts paid for subscription fees are included within customer deposits and deferred revenue and recognized ratably on a month-to-month basis.

The Company generates a small portion of its revenue from the sale of studio credits to attend and participate in a live, instructor-led class at its New York City studios. Studio revenue is recognized at the time the ride credits are redeemed and used.

Product Warranty

The Company offers a standard product warranty that its Connected Fitness Products will operate as intended under normal, non-commercial use for a period of one-year from the delivery date of the associated Connected Fitness Product. The Company has the obligation, at its option, to either repair or replace the defective product. At

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenue. Factors that affect the warranty obligation include historical as well as current product failure rates, service delivery costs incurred in correcting product failures, and warranty policies. The Company’s products are manufactured by contract manufacturers, and in certain cases, the Company may have recourse to such contract manufacturers.

The Company also offers the option for customers in some markets to purchase a third-party extended warranty and service contract that extends or enhances the technical support, parts, and labor coverage offered as part of the base warranty included with the Connected Fitness Product for an additional period of 12 to 27 months.

Revenue and related fees paid to the third-party provider are recognized on a gross basis as the Company has a continuing obligation to perform over the service period. Extended warranty revenue is recognized ratably over the extended warranty coverage period and is included in Connected Fitness Products revenue in the consolidated statement of operations.

Disaggregation of Revenue

The Company’s revenue from contracts with customers disaggregated by major product lines, excluding sales-based taxes, are included in Note 15, Segment Information. For the fiscal years ended June 30, 2017 and 2018, all sales were located within the United States.

Customer Deposits and Deferred Revenue

Deferred revenue is recorded for nonrefundable cash payments received for the Company’s performance obligation to transfer, or stand ready to transfer, goods or services in the future. Deferred revenue consists of subscription fees billed that have not been recognized. Customer deposits represent payments received in advance before the Company transfers a good or service to the customer and are refundable.

As of June 30, 2017 and June 30, 2018, customer deposits of $24.3 million and $85.6 million, respectively, and deferred revenue of $1.3 million and $2.9 million, respectively, were included in customer deposits and deferred revenue on the Company’s consolidated balance sheet.

In the year ended June 30, 2018, the Company recognized $1.3 million of revenue that was included in the deferred revenue balance as at June 30, 2017.

Exemptions and Elections

The Company applies the practical expedient as per ASC 606-10-50-14 and does not disclose information related to remaining performance obligations due to their original expected durations being one year or less.

The Company expenses sales commissions on its Connected Fitness Products when incurred because the amortization period would have been less than one year. These costs are recorded in selling and marketing expense.

4. Acquisition

Neurotic Media Acquisition

On June 6, 2018, the Company acquired Neurotic Media, LLC (“Neurotic”), a Georgia limited liability company, for a purchase price of approximately $28.7 million net of cash acquired, which was paid in cash. Upon completion of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the merger agreement, Neurotic became a wholly owned subsidiary of the Company. The Company acquired Neurotic primarily to automate and streamline content rights management and to enhance Member engagement through new music features. The acquisition was accounted for under the acquisition method. Of the total purchase consideration, $4.2 million has been recorded to goodwill, $24.8 million to acquired developed technology, and $0.1 million to tangible net assets.

The goodwill of $4.2 million represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including an experienced workforce and expected future synergies. The Company allocated the goodwill to its Subscription reporting segment.

The results of operations for the acquisition have been included in the consolidated statements of operations since the acquisition date. Actual and pro forma revenue and results of operations for the acquisition have not been presented because they do not have a material impact to the Company’s consolidated revenue and results of operations, either individually or in aggregate.

5. Property and Equipment

Property and equipment, net consisted of the following:

	June 30,
	2017	2018
	(in millions)
Leasehold improvements	$11.7	$24.6
Machinery and equipment	2.1	5.1
Capitalized software	0.6	5.8
Furniture and fixtures	2.6	3.8
Property	2.1	2.2
Construction-in-progress	0.1	3.1
Pre-production tooling	1.5	1.0

	20.7	45.6

Accumulated depreciation and amortization expense	(5.3)	(9.5)

Total property and equipment, net	$15.4	$36.2

The estimated useful lives of the property and equipment are as follows:

Estimated Useful Life
Leasehold improvements	Shorter of remaining lease term or useful life

Machinery and equipment	Two to ten years

Capitalized software	Three years

Furniture and fixtures	Three to five years

Property	20 years

Pre-production tooling	Two to five years

Depreciation and amortization expense amounted to $3.7 million and $6.3 million for the fiscal years ended June 30, 2017 and 2018, respectively, of which $1.2 million related to amortization of capitalized software costs for the fiscal year ended June 30, 2018.

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Goodwill and Intangible Assets

The changes in the carrying value of goodwill are as follows:

	June 30,
	2017	2018
	(in millions)
Goodwill, opening balance	$—	$—
Acquisition	—	4.2

Goodwill, closing balance	$—	$4.2

The gross carrying amount and accumulated amortization of the Company’s intangible assets are as follows:

	June 30, 2018
	Gross Value	Accumulated Amortization	Net Carrying Value	Weighted- Average Remaining Useful Life (years)
	(in millions)
Acquired developed technology	$24.8	$0.3	$24.5	5.0

The Company recognized intangible asset amortization in the consolidated statements of operations of zero and $0.3 million for the fiscal years ended June 30, 2017 and 2018, respectively.

As of June 30, 2018, estimated amortization related to the Company’s identifiable acquisition-related intangible assets in future periods was as follows:

Fiscal Year Ending June 30,	Amount
(in millions)
2019	$5.0
2020	5.0
2021	5.0
2022	5.0
2023	4.5
Thereafter	—

Total	$24.5

7. Accrued Expenses

Accrued expenses consisted of the following:

	June 30,
	2017	2018
	(in millions)
Content costs for past use reserve	$13.4	$18.6
Accrued marketing	2.0	5.9
Sales tax reserve liability	4.0	5.7
Product warranty reserve	1.8	4.3
Accrued professional fees	1.6	3.9
Employee-related liabilities	3.2	3.9
Other	2.5	9.1

Total accrued expenses	$28.5	$51.4

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Debt and Financing Arrangements

2015 Debt Financing Facility

In June 2015, the Company entered into a $3.0 million senior secured term loan facility (as amended from time to time, the “Term Loan Agreement”) with Silicon Valley Bank (“SVB”), maturing on June 1, 2019. The term loan was repayable in 36 scheduled installments commencing on July 1, 2016. Principal outstanding under the Term Loan Agreement accrued interest, payable monthly, at a floating rate per annum equal to the prime rate plus 1.50%.

In June 2015, the Company entered into a three-year, $32.0 million secured revolving credit facility with SVB (as amended from time to time, the “2015 Credit Agreement”). The amount that could be borrowed under the 2015 Credit Agreement was based upon a borrowing base formula with respect to the Company’s trailing three-month revenue and outstanding liability balances. Borrowed funds accrued interest at a floating rate per annum equal to the prime rate plus 0.25%. Amounts owed under the Term Loan Agreement and 2015 Credit Agreement (collectively, the “SVB Debt Facility”) were guaranteed by the Company. The Company also granted security interests in substantially all of its assets to collateralize these obligations.

The Company had the option to repay its borrowings under the SVB Debt Facility without penalty prior to maturity. As of June 30, 2017, there was $2.0 million of principal outstanding under the Term Loan Agreement of the SVB Debt Facility. In November 2017, the Company terminated the SVB Debt Facility and repaid the remaining $1.6 million principal outstanding under Term Loan Agreement as of that date. The Company recognized a loss of approximately $0.1 million in November 2017 related to the write-off of the unamortized balance of loan fees on the SVB Debt Facility.

2018 Revolving Credit Facility

In November 2017, the Company entered into a four-year, $100.0 million secured revolving credit facility (the “2018 Credit Agreement”) with JPMorgan Chase Bank, N.A., which serves as administrative agent, Bank of America, N.A., Goldman Sachs Lending Partners LLC, and SVB, as joint syndication agents, which replaced the SVB Credit Facility. Interest on the 2018 Credit Agreement is paid based on LIBOR plus a predetermined margin or base rate. The Company is required to pay an annual commitment fee of 0.375% based on the unused portion of the revolving credit facility. The Company incurred total commitment fees of $0.2 million during the fiscal year ended June 30, 2018, which are included in interest expense in the statements of operations.

The principal amount, if any, is payable in full on November 3, 2021. As of June 30, 2018, the Company had no outstanding borrowings under the 2018 Credit Agreement.

In connection with the execution of the 2018 Credit Agreement, the Company incurred debt issuance costs of $1.2 million during the fiscal year ended June 30, 2018, which are capitalized and are being amortized to interest expense using the effective interest method over the term of the 2018 Credit Agreement.

The 2018 Credit Agreement contains customary affirmative covenants, such as financial statement reporting requirements and delivery of borrowing base certificates, as well as customary covenants that restrict the Company’s ability to, among other things, incur additional indebtedness, sell certain assets, guarantee obligations of third parties, declare dividends or make certain distributions, and undergo a merger or consolidation or certain other transactions. The 2018 Credit Agreement also contains certain financial condition covenants that require the Company to maintain certain defined levels of total liquidity and total revenue over the term of the 2018 Credit Agreement. As of June 30, 2018, the Company was in compliance with applicable financial covenants.

Mortgage Loan

In August 2016, the Company entered into a thirty-year mortgage loan agreement with First Republic Bank in connection with the purchase of property. Principal outstanding under the mortgage loan accrued interest at an

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

initial fixed rate of 3.85% per annum, through September 1, 2019 and at an adjustable interest rate of LIBOR, as defined, plus 2.15% thereafter through the remainder of the term. Amounts payable under the mortgage loan agreement included monthly interest-only payments for the first 10 years of the loan. Principal payments were to commence on October 1, 2026 and were payable in equal monthly installments through maturity on September 1, 2046.

In October 2017, the Company repaid the remaining principal balance of $1.1 million, plus applicable interest and fees, in full satisfaction of its outstanding mortgage obligation. Principal outstanding under the mortgage was $1.1 million as of June 30, 2017.

9. Commitments and Contingencies

Lease Obligations

The Company leases facilities under operating leases with various expiration dates through 2027. The Company’s corporate headquarters is located in New York, New York. The Company also leases space for the operation of its production studio facilities, retail showrooms, warehouses, and office spaces.

Certain of the Company’s lease agreements contain renewal options, rent escalation clauses, rent holidays or landlord incentives. Landlord incentives are capitalized within deferred rent and amortized as a reduction of rent expense over the term of the lease. Rent expense for non-cancellable operating leases with scheduled rent increases or landlord incentives is recognized on a straight-line basis over the lease term, including any applicable rent holidays, beginning on the date of initial possession, which is generally the date when the Company enters the space and begins to make improvements in preparation for intended use. The excess of straight-line rent expense over the scheduled payment amounts and landlord incentives is recorded as a deferred rent obligation. The Company has the option to extend or renew most of its leases, which may increase the future minimum lease commitments. The Company’s lease agreements for its retail showrooms generally provide for a fixed minimum rental plus contingent rent, which is determined as a percentage of gross sales in excess of specified levels.

Rent expense under existing operating lease agreements was $8.0 million and $15.1 million for the fiscal years ended June 30, 2017 and 2018, respectively. At June 30, 2018, the Company was contingently liable for approximately $20.0 million in standby letters of credit as security for its operating lease obligations.

The following represents the Company’s minimum annual rental payments under operating leases for each of the next five years and thereafter:

Fiscal Year Ending June 30,	Future Minimum Payments
(in millions)
2019	$16.7
2020	17.5
2021	16.2
2022	14.3
2023	14.6
Thereafter	124.2

Total	$203.5

In November 2015, the Company entered into a 10-year operating lease agreement for its current headquarters office space at 125 West 25th Street, New York, New York (the “25th Street Lease”). The 25th Street Lease commenced in November 2016, upon the date the Company took possession of the leased space, although cash payments for rental obligations under the lease did not begin until May 2017.

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2017, the Company entered into a 21-year operating lease agreement for a New York office and retail space at 5 Manhattan West in New York City (the “5 Manhattan West Lease”). The 5 Manhattan West Lease commenced in October 2018, upon the date that the Company took possession of the leased space and the Company is committed to $99.5 million in minimum fixed payments over the term of the lease although cash payments for rental obligations under the lease do not begin until October 2019. The 5 Manhattan West Lease contains a renewal option for two additional five-year periods. The 5 Manhattan West Lease includes a tenant improvement allowance in the future amounting to $3.0 million. This allowance will be reflected as a reduction in rent expense over the life of the lease on a straight-line basis in the consolidated statements of operations and as a leasehold improvement and other liability in the consolidated balance sheets.

Commitments

The Company is subject to minimum guarantee royalty payments associated under certain music license agreements of $1.4 million in fiscal year ended June 30, 2019 and $1.4 million through the fiscal year ending June 30, 2021.

Sales and Use Taxes

Nexus Study

A company is required to collect and remit state sales tax from certain of its customers if that company is determined to have “nexus” in a particular state. The determination of nexus varies state by state and often requires knowledge of each jurisdiction’s tax case law. Prior to the Company’s fiscal year ended June 30, 2016, the Company was registered to collect and remit sales tax in those states in which the Company had a physical presence, including retail showrooms or corporate offices. During the fiscal year ended June 30, 2016, the Company determined that there were additional states in which it most likely had established nexus during prior periods without properly collecting and remitting sales tax.

During the fiscal year ended June 30, 2017, the Company completed its analysis associated with the remaining states and entered into a Voluntary Disclosure Agreement in all applicable U.S. jurisdictions where the Company determined it had established nexus without properly collecting and remitting sales tax. To limit any additional exposure, in July 2016 the Company began collecting sales tax on product sales from its customers in all applicable jurisdictions where the Company concluded it had established nexus.

Subscription Sales Taxability

The Company has recorded an estimate of $3.9 million and $5.7 million as of June 30, 2017 and 2018, respectively, for the potential sales tax liability associated with its subscription fees, which is included in accrued expenses in the accompanying consolidated balance sheets.

Content Costs for Past Use Reserve

To secure the rights to use music on the Peloton platform, the Company must obtain licenses from, and pay royalties to, copyright owners of both sound recordings and musical compositions. During the fiscal years ended June 30, 2017 and 2018, the Company has entered into negotiations with various music rights holders, to pay for any and all uses of musical compositions and sound recordings to-date and, at the same time, enter into go-forward license agreements for the use of music in the future.

In connection with these negotiations, the Company recorded $15.5 million and $14.5 million during the fiscal years ended June 30, 2017 and 2018, respectively, related to music used in the Company’s service prior to the

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

commencement of a formal agreement with certain licensors. These charges are included in cost of subscription revenue in the consolidated statements of operations. The Company recorded costs of $13.4 million and $18.6 million in the fiscal years ended June 30, 2017 and 2018, respectively, for potential payments to various licensors with whom the Company had not yet entered into agreements as of the end of the period and are recorded in accrued expenses in the accompanying consolidated balance sheets.

The Company records future royalty payments, based on the going forward music license agreements, in cost of subscription revenue over the service period.

Legal Proceedings

From time to time, the Company is subject to litigation matters and claims that arise in the ordinary course of its business. The Company believes that the outcome of any existing litigation, either individually or in the aggregate, will not have a material impact on the results of operations, financial condition, or cash flows of the Company.

10. Redeemable Convertible Preferred Stock and Stockholders’ Equity

Stock Split

In August 2018, the Company effected a 4-for-1 stock split on its shares of common stock. Unless otherwise noted, impacted amounts and share information included in the financial statements and notes thereto have been retroactively adjusted for the stock split as if such stock split occurred on the first day of the first period presented.

Common Stock

In connection with the conversion to a corporation in April 2015, the Company authorized common stock with a par value of $0.000025 per share. As of June 30, 2017 and 2018, there were 266,946,216 and 266,946,216 shares of common stock authorized, respectively, and 20,235,680 and 25,936,848 shares of common stock outstanding, respectively.

Warrant Transactions

In June 2015, the Company issued 240,000 common stock warrants in connection with the Term Loan Agreement with SVB (see Note 8). The warrants were initially recorded at their fair value calculated using the Black-Scholes model, with the following weighted-average assumptions: exercise price of $0.19 per share, price of $0.19 per share, expected term of 10 years, risk-free rate of 2.35%, and volatility of 90%. The fair value of the warrants of $38,000 was recorded as deferred financing costs and such costs were amortized to interest expense using the effective interest method over the term of the loan. In connection with the termination of the SVB Debt Facility in November 2017, the Company recognized the remaining balance of unamortized deferred financing costs, including the amount related to the warrants, during the fiscal year ended June 30, 2018 (see Note 8).

Preferred Stock

As of June 30, 2018, the Company’s third amended and restated certificate of incorporation authorizes the issuance of up to 182,193,592 shares of Preferred Stock, designated as follows: 14,000,000 shares as Series A Preferred Stock, 27,169,432 as Series B Preferred Stock, 49,375,076 as Series C Preferred Stock, 31,635,604 as Series D Preferred Stock, and 60,013,480 as Series E Preferred Stock.

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Series E Financing & Tender Offer

In March 2017, the Company filed its third amended and restated certificate of incorporation, which authorized the issuance of 60,013,480 shares Series E Preferred Stock with rights and preferences, including voting rights, as determined from time to time by the Board of Directors. In May 2017, the Company filed an amendment to the certificate of incorporation which decreased the authorized number of shares of common stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock, to a total of 266,946,216 shares, 27,169,432 shares, 49,375,076 shares, and 31,635,604 shares, respectively.

In March 2017, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which it sold and issued 40,624,492 shares of its newly created Series E Preferred Stock at a purchase price of approximately $5.42 per share (the “Series E Share Price”) in an initial closing. Between April 1, 2017 and May 31, 2017, the Company sold and issued an additional 19,388,988 shares of Series E Preferred Stock at a purchase price of the Series E Share Price in a series of subsequent closings (combined, the “Series E Financing”). The aggregate gross proceeds from the Series E Financing were approximately $325.0 million. The Company incurred issuance costs of $9.4 million during 2017 in connection with the Series E Financing, which are recorded as a reduction of the Series E Preferred Stock share balance.

In connection with closing of the Series E Financing, the Company used approximately $175.0 million of the proceeds from the Series E Financing to repurchase outstanding shares of its common stock and Series A, Series B, Series C, and Series D Preferred Stock from certain existing stockholders at the Series E Share Price. The repurchase occurred through a series of share repurchase transactions in conjunction with the initial and subsequent closings of the Series E Financing, in addition to a tender offer made by the Company following the closing of the Series E Financing (the “2017 Tender Offer”). The 2017 Tender Offer was made to certain existing equity holders of the Company to repurchase shares of the Company’s capital stock and options to purchase such shares of capital stock from such equity holders at a gross repurchase price equal to the Series E Share Price. The aggregate gross repurchase amounts under the Series E Financing closings and the 2017 Tender Offer were $122.7 million and $52.3 million, respectively. In connection therewith, the Company repurchased 9,717,464 shares of common stock, 2,381,576 shares of Series A Preferred Stock, 1,504,660 shares of Series B Preferred Stock, 5,290,300 shares of Series C Preferred Stock, and 13,420,940 shares of Series D Preferred Stock each at the Series E Share Price. The repurchased shares were retired and considered authorized, but not issued or outstanding, pursuant to the Company’s third amended and restated certificate of incorporation. The repurchase price of the redeemable convertible preferred stock, including closing costs, of $118.7 million exceeded the carrying value of $26.4 million at the date of repurchase. For the computation of net loss per share attributable to common stockholders for the fiscal year ended June 30, 2017, the repurchase price in excess of the then carrying value of the Preferred Stock of $92.3 million was recorded as a reduction to net loss in computing net loss attributable to common stockholders.

In accordance with ASC 718, Stock Compensation, the Company recorded stock-based compensation expense of $8.3 million in 2017, which represents the excess of the tender offer repurchase price over the fair value of the shares repurchased which were held by employees and is included within general and administrative operating expenses in the consolidated statements of operations. For shares sold by stockholders who were not employees, the Company recorded the excess of the tender offer repurchase price over the fair value of the shares repurchased as a reduction to retained earnings. The Company recorded a reduction in redeemable convertible preferred stock and stockholders’ equity, net of closing costs, of $161.6 million during the fiscal year ended June 30, 2017 for the share repurchase transaction.

In connection with the share repurchase transactions, the Company incurred transaction costs of $4.4 million directly related to the share repurchase, which are recorded as a reduction in stockholders’ equity as of June 30, 2017.

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dividends

The holders of shares of preferred stock, in preference to the holders of common stock, are entitled to receive dividends upon declaration by the Board of Directors. Such dividends are non-cumulative and are payable at a per annum rate of eight percent of the original share issue price. As of June 30, 2017 and 2018, no dividends have been declared or distributed to any stockholders.

Conversion

Each share of preferred stock is convertible, at any time, at its holder’s discretion, into one fully paid and non-assessable share of common stock. The conversion rate shall be adjusted whenever the Company shall issue or sell, or is deemed to have issued or sold, any shares of common stock for a consideration per share less than the conversion price in effect immediately prior to the time of such issue or sale.

The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock shall be automatically converted into common stock upon the consummation of a qualified initial public offering at a public offering price of not less than $30.0 million in the aggregate. The Series E Preferred Stock shall be automatically converted into common stock upon the consummation of an initial public offering at a public offering price of not less than $75.0 million in the aggregate. In addition, at any time prior to consummation of an initial public offering, (1) all of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock shall be automatically converted into common stock upon the affirmative election of holders of a majority of the outstanding shares of the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, voting together as a single class on an as-converted to common stock basis; (2) all of the outstanding shares of Series D Preferred Stock shall be automatically converted into common stock upon the affirmative election of holders of a majority of the outstanding shares of Series D Preferred Stock; and (3) all of the outstanding shares of Series E Preferred Stock shall be automatically converted into common stock upon the affirmative election of holders of a majority of the outstanding shares of Series E Preferred Stock. Upon any such automatic conversion, any declared and unpaid dividends shall be paid.

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock, in preference to the holders of Series A Preferred and common stock, shall be entitled to be paid out of the assets of the Company that are legally available for distribution, an amount equal to the applicable original issue price per share, for each share of Preferred Stock held by them, plus all declared but unpaid dividends on such shares. In the event that the assets available for distribution are not sufficient to pay the full preferential amounts, the assets will be distributed pro rata among the holders of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock, in proportion to the full preferential amount that each such holder would otherwise be entitled to receive. The aggregate preferential amount for the Series B, Series C, Series D, and Series E Preferred Stock was $413.6 million as of June 30, 2017 and 2018.

After payment of the full liquidation preference of the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock, before any distribution or payment shall be made to the holders of common stock, the holders of Series A Preferred Stock shall be entitled to be paid out of the remaining assets of the Company legally available for distribution, if any, an amount equal to the applicable original issue price per share, for each share of Preferred Stock held by them, plus all declared and unpaid dividends on the Series A Preferred Stock. In the event that the assets available for distribution are not sufficient to pay the full Series A preferential amount, the assets shall be distributed pro rata among the holders of Series A Preferred Stock in proportion to the aggregate Series A Preference Amount that each such holder would otherwise be entitled to

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

receive. The aggregate preferential amount for the Series A Preferred Stock was $2.7 million as of June 30, 2017 and 2018.

After payment of the liquidation preferences to the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock, the entire remaining assets and funds of the Company legally available for distribution, if any, shall be distributed ratably to the holders of common stock.

Voting

The holder of each share of preferred stock is entitled to one vote for each share of common stock into which such preferred stock is convertible at the time of the vote. With respect to such vote, such holder has full voting rights and powers equal to the voting rights of the holders of common stock.

For so long as any shares of preferred stock remain outstanding, the vote or written consent of the holders of a majority of the outstanding preferred stock shall be required for effecting or validating certain actions, including: (1) consummation of a liquidation event or any other merger or consolidation; (2) any amendment, alteration, or repeal of the certificate of incorporation or the bylaws of the Company; (3) any increase or decrease in the authorized number of shares of common stock or preferred stock or any series thereof; (4) any authorization or designation, whether by reclassification or otherwise, of a new class or series of stock; (5) any redemption, repurchase, payment or declaration of dividends or other distributions with respect to common stock and preferred stock, other than certain permitted transactions; (6) any change in the authorized number of members of the Board of Directors; (7) payment or declaration of any dividend on any shares of capital stock of the Company; and (8) any transactions resulting in a creation or reduction of the Company’s ownership interest in any subsidiary, other than an asset transfer or acquisition that has been approved in accordance with the Company’s certificate of incorporation.

Redemption of Preferred Shares

Pursuant to the terms of the Company’s third amended and restated certificate of incorporation effective as of June 30, 2018, at any time after January 1, 2022 the majority holders of Series D Preferred Stock may initiate the redemption of all then outstanding shares of any class of preferred stock of the Company (the “redemption request”) at a redemption price equal to the fair market value of such preferred stock, as determined by a third-party appraisal, on such date. If such shares of preferred stock are not repurchased by the Company within a six-month period following the redemption request, the holders of shares of preferred stock that have not been repurchased, acting as a single class, shall be entitled to commence a process for a sale of the Company, approve a sale, and drag all other outstanding preferred and common stockholders into the sale. In addition, all shares of preferred stock will be freely transferable after January 1, 2022.

The Company classifies preferred stock in accordance with ASC 480, Distinguishing Liabilities from Equity, which requires that contingently redeemable securities be classified outside of permanent stockholders’ equity. Accordingly, the Company has classified all shares and classes of preferred stock as mezzanine equity in the accompanying financial statements as of June 30, 2017 and 2018.

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Convertible redeemable preferred stock consisted of the following as of June 30, 2017 and 2018:

Redeemable Convertible Preferred Stock:	Shares Authorized	Shares Outstanding	Price per Share	Net Carrying Value	Liquidation Preference
				(in millions)
Series A	14,000,000	10,617,908	$0.25	$2.7	$2.7
Series B	27,169,432	25,799,744	0.35528	9.2	9.2
Series C	49,375,076	48,246,732	0.55428	26.5	26.7
Series D	31,635,604	31,635,604	1.66458	52.3	52.7
Series E	60,013,480	60,013,480	5.41545	315.6	325.0

Total redeemable convertible preferred stock	182,193,592	176,313,468		$406.3	$416.3

11. Equity-Based Compensation

2015 Stock Plan

In April 2015, the Board of Directors approved the establishment of the 2015 Stock Plan (“2015 Plan”) to provide stock award grants to employees, directors, and consultants of the Company. The Board of Directors, or at its sole discretion, a committee of the Board of Directors, is responsible for the administration of the 2015 Plan. As of June 30, 2018, the Board of Directors has authorized the issuance of up to 49,341,688 shares of common stock for stock award grants, including incentive and non-statutory stock options.

The 2015 Plan requires that the per share exercise price of each stock option shall not be less than 100% of the fair market value of the common stock subject to the stock option on the grant date. Stock option grants shall not be exercisable after the expiration of 10 years from the date of its grant or such shorter period as specified in a stock award agreement. For initial grants, vesting generally occurs over four years with the first 25% of the award vesting upon the 12-month anniversary of the vesting commencement date and the remaining 75% vesting monthly over the following 36 months. The 2015 Plan provides that the Board of Directors may, in its sole discretion, impose such limitations on transferability of stock options as the Board of Directors shall determine. In the absence of a determination by the Board of Directors to the contrary, stock options shall not be transferable except by will or by the laws of descent and distribution and domestic relations orders, unless specifically agreed to by the plan administrator.

The 2015 Plan allows for the early exercise of stock options. Shares purchased pursuant to the early exercise of stock options are subject to repurchase until those shares vest; therefore, cash received in exchange for unvested shares exercised is recorded as a liability on the accompanying consolidated balance sheets, and are reclassified to common stock and additional paid-in capital as the shares vest.

During 2017, the Company granted options to purchase 4,274,000 shares under the 2015 Plan, consisting of 1,805,552 shares subject to incentive stock options and 2,468,448 shares subject to non-statutory stock options. During 2018, the Company granted options to purchase 23,847,756 shares under the 2015 Plan, consisting of 5,268,903 shares subject to incentive stock options and 18,578,853 shares subject to non-statutory stock options.

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following summary sets forth the stock option activity under the 2015 Plan:

	Options Outstanding
	Number of Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding — June 30, 2016	21,466,272	$0.65	9.4	$48.1
Granted	4,274,000	0.76
Exercised	(1,893,000)	0.38		4.9
Cancelled	(1,497,100)	0.54

Outstanding — June 30, 2017	22,350,172	0.70	8.5	48.9

Granted	23,847,756	3.08
Exercised	(5,746,588)	1.29		11.5
Cancelled	(1,949,076)	0.96

Outstanding — June 30, 2018	38,502,264	2.07	8.6	46.5

Vested and Exercisable — June 30, 2018	13,202,191	0.97	7.7	30.5

Unvested — June 30, 2018	25,300,073	2.65	9.0	15.9

The aggregate intrinsic value of options outstanding, vested and exercisable, and unvested were calculated as the difference between the exercise price of the options and the estimated fair market value of the Company’s common stock, as established by the Board of Directors, as of June 30, 2017 and 2018.

The weighted-average share price at exercise for options exercised during the fiscal years ended June 30, 2017 and 2018 was $0.38 and $1.29, respectively.

Additionally, during the fiscal year ended June 30, 2017, as part of the 2015 Plan, the Company issued options to purchase 3,066,664 shares of common stock to certain key executives that vest upon the achievement of certain performance milestones. To date, the Company has not recorded any compensation expense related to these awards since the Company has concluded that the achievement of these milestones was not probable as of the balance sheet dates.

For the fiscal years ended June 30, 2017 and 2018, the weighted-average grant date fair value per option was $0.53 and $1.67, respectively. The fair value of each option was estimated at the grant date using the Black-Scholes method with the following assumptions:

	Fiscal Year Ended June 30,
	2017	2018
Weighted-average risk-free interest rate(1)	1.4%	2.4%
Weighted-average expected term (in years)	6.3	6.3
Weighted-average expected volatility(2)	79.3%	55.2%
Expected dividend yield	—	—

(1)	Based on U.S. Treasury seven-year constant maturity interest rate whose term is consistent with the expected term of the option.
(2)	Expected volatility is based on an analysis of comparable public company volatilities and adjusted for the Company’s stage of development.

With respect to the 2015 Plan, the Company recognized stock compensation expense of $1.9 million and $8.5 million for the years ended June 30, 2017 and 2018, respectively. As of June 30, 2018, the Company had

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$38.2 million of unrecognized stock-based compensation expense that is expected to be recognized over a weighted-average period of 3.1 years.

12. Concentration of Credit Risk and Major Customers and Vendors

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents are maintained with high-quality financial institutions, the compositions and maturities of which are regularly monitored by management.

For the fiscal years ended June 30, 2017 and, 2018, there were no customers representing greater than 10% of the Company’s total revenue.

The Company’s top three vendors accounted for approximately 94% and 91% of total finished goods purchases for the fiscal years ended June 30, 2017 and 2018, respectively.

13. Income Taxes

The Company’s provision for income taxes for the fiscal years ended June 30, 2017 and 2018 was zero and $0.1 million, respectively. The provision for income taxes consists of the Texas state franchise tax.

A reconciliation from the U.S. statutory federal income tax rate to the effective income tax rate is as follows:

	Fiscal Year Ended June 30,
	2017	2018
Federal income tax rate	35.0%	28.1%
Permanent differences	(0.2)	(1.0)
State and local income taxes, net of federal benefit	4.3	4.5
Franchise tax	—	(0.1)
Change in valuation allowance	(40.1)	3.7
Rate change	—	(39.3)
Federal credits	1.0	4.0

Effective income tax rate	—%	(0.1)%

The primary differences from the U.S. statutory rate and the Company’s effective tax rate for the fiscal year ended June 30, 2018 are due to the rate change on deferred tax assets as a result of the enactment of the Tax Cuts and Jobs Act (“Act”), partially offset by state and local taxes and federal tax credits. The primary differences from the U.S. statutory rate and the Company’s effective tax rate for the fiscal year ended June 30, 2017 are due to the change in valuation allowance, partially offset by state and local taxes.

On December 22, 2017, the Act was signed into law making significant changes to the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”). Changes include, but are not limited to, a federal corporate tax rate decrease from 35% to 21% for tax years beginning after December 31, 2017, a one-time transition tax on the mandatory deemed repatriation of foreign earnings, and numerous domestic and international-related provisions effective in 2018. The Company has estimated its provision for income taxes specifically related to the reduction of the federal corporate tax rate in accordance with the Act and guidance available as of the date of this filing and as a result have recorded $18.0 million of income tax expense, which was offset by a corresponding adjustment for the same amount to the Company’s valuation allowance, for the fiscal year ended June 30, 2018.

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 22, 2017, Staff Accounting Bulletin No. 118 (“SAB 118”) was issued to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Act. In accordance with SAB 118, the Company has determined that the $18.0 million of the income tax expense recorded in connection with the re-measurement of certain deferred tax assets and liabilities was a provisional amount and a reasonable estimate at June 30, 2018. The ultimate impact of the Act may differ from the provisional amount recognized due to, among other things, changes in estimates resulting from the receipt or calculation of final data, changes in interpretations of the Act, and additional regulatory guidance that may be issued. The accounting for the impact of the Act is expected to be completed for the fiscal year 2019.

As of June 30, 2017 and June 30, 2018, the Company’s deferred tax assets were primarily the result of U.S. federal and state net operating losses (“NOLs”) and accrued litigation reserves. A full valuation allowance was maintained against its U.S. gross deferred tax asset balance as of June 30, 2017 and 2018. As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets. As of June 30, 2017 and 2018, the Company continued to maintain that it is not more likely than not that its deferred taxes will be realized due to management’s expectation of continued tax losses for the foreseeable future.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) are as follows:

	June 30,
	2017	2018
	(in millions)
Deferred tax assets (liabilities):
Net operating loss	$35.3	$28.9
Accruals and reserves	3.8	4.2
R&D credit	0.9	2.8
Accrued legal and professional fees	2.3	4.0
Non-qualified stock options	0.6	1.4
Deferred rent	1.3	1.3
Property and equipment	2.0	0.9
Inventory capitalization	0.7	0.8
Deferred revenue	0.2	1.0
Other	0.6	0.5

	47.6	45.9

Valuation allowance	(47.6)	(45.9)

Deferred tax assets, net	$—	$—

As of June 30, 2017 and 2018, the Company had federal NOLs of approximately $89.5 million and $110.0 million, respectively, which are subject to limitation under Section 382 of the Internal Revenue Code. The Company has undergone two ownership changes on November 30, 2015 and April 18, 2017 and is subject to a Section 382 limitation which limits the NOLs to $6.7 million per year. If not utilized, $64.9 million of the NOLs will begin to expire in 2036. The remainder may be carried forward indefinitely. As of June 30, 2017 and 2018, the Company had state NOLs of approximately $75.1 million and $94.0 million, respectively, which will begin to expire at various dates beginning in 2021 if not utilized. As of June 30, 2017 and 2018, the Company had $0.9 million and $2.8 million, respectively, of U.S. research and development credit carryovers that will begin to expire in 2036.

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company accounts for uncertainty in income taxes using a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by the taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate audit settlement. As of June 30, 2017 and 2018, the Company has not recognized any uncertain tax positions.

The Company is subject to taxation in the United States and various state and local jurisdictions. The tax years ended February 25, 2018, February 26, 2017 and February 29, 2016 remain subject to examination by tax authorities.

14. Loss Per Share

The computation of loss per share is as follows:

	Fiscal Year Ended June 30,
	2017	2018
	(in millions, except share and per share amounts)
Basic loss per share:
Net loss	$(71.1)	$(47.9)
Less: Premium on repurchase of redeemable convertible preferred stock	(92.3)	—

Net loss attributable to common stockholders	$(163.4)	$(47.9)

Shares used in computation:
Weighted-average common shares outstanding	27,379,789	21,934,228

Basic and diluted loss per share	$(5.97)	$(2.18)

The following potentially dilutive shares were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

	Fiscal Year Ended June 30,
	2017	2018
Employee stock options	8,451,783	12,890,826
Warrants	196,264	224,903
Redeemable convertible preferred stock	134,633,504	176,313,468

15. Segment Information

The Company applies ASC Topic 280, Segment Reporting, in determining reportable segments for its financial statement disclosure. The Company has three reportable segments: Connected Fitness Products, Subscription, and Other. Segment information is presented in the same manner that the Company’s Chief Operating Decision Maker (“CODM”) reviews the operating results in assessing performance and allocating resources. The CODM reviews revenue and gross profit for each of the reportable segments. Gross profit is defined as revenue less cost of revenue incurred by the segment. No operating segments have been aggregated to form the reportable segments. The Company does not allocate assets at the reportable segment level as these are managed on an entity wide group basis. For the fiscal years ended June 30, 2017 and 2018, all sales and all assets were located within the United States.

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Connected Fitness Product segment derives revenue from sale of the Bike and related accessories, and associated fees for delivery and installation and extended warranty agreements. The Subscription segment derives revenue from monthly Subscription fees as well as ride credits from live studio rides. The Other segment primarily consists of boutique and apparel sales. There are no internal revenue transactions between the Company’s segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	Fiscal Year Ended June 30,
	2017	2018
	(in millions)
Connected Fitness Products:
Revenue	$183.5	$348.6
Cost of revenue	113.5	195.0

Gross profit	$70.0	$153.6

Subscription:
Revenue	$32.5	$80.3
Cost of revenue	29.3	45.5

Gross profit	$3.2	$34.7

Other:
Revenue	$2.6	$6.2
Cost of revenue	1.9	4.9

Gross profit	$0.8	$1.3

Consolidated:
Revenue	$218.6	$435.0
Cost of revenue	144.7	245.4

Gross profit	$73.9	$189.6

Reconciliation of Gross Profit

Operating expenditures, interest (income) and other expense, and taxes are not allocated to individual segments as these are managed on an entity wide group basis. The reconciliation between reportable segment gross profit to consolidated loss before tax is as follows:

	Fiscal Year Ended June 30,
	2017	2018
	(in millions)
Segment Gross Profit	$73.9	$189.6
Research and development	(13.0)	(23.4)
Sales and marketing	(86.0)	(151.4)
General and administrative	(45.6)	(62.4)

Total other income (expense), net	$(0.3)	$(0.3)

Loss before provision for income taxes	$(71.1)	$(47.8)

PELOTON INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Subsequent Events

The Company has evaluated subsequent events through the financial statement issuance date, May 23, 2019, pursuant to ASC 855-10 Subsequent Events.

Series F Financing and Tender Offer

In August 2018, the Company filed its fourth amended and restated certificate of incorporation, which authorized the issuance of 39,130,000 shares Series F Preferred Stock (the “Series F Preferred Stock”) with rights and preferences, including voting rights, as determined from time to time by the Board of Directors.

In August 2018, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which it sold and issued 38,088,200 shares of its newly created Series F Preferred Stock at a purchase price of approximately $14.44 per share in an initial closing (the “Series F Financing”). The aggregate gross proceeds from the Series F Financing were approximately $550.0 million. The Company incurred issuance costs of $10.9 million during 2018 in connection with the Series F Financing, which were recorded as a reduction of Series F Preferred Stock share balance. In connection with closing of the Series F Financing, the Company used approximately $130.0 million of the proceeds from the Series F Financing to repurchase outstanding shares of its common stock.

Stock Option Grants

Through the date of this report, the Board of Directors authorized the grant of options to purchase a total of 16,674,350 shares of common stock, including incentive stock options and non-statutory stock options, to management and employees at an exercise price of $8.82 per share and options to purchase 13,955,612 of common stock, including incentive stock options and non-statutory stock options, to management and employees at an exercise price of $14.59 per share.

Operating lease

In November 2018, the Company entered into a 16-year operating lease agreement for office space for its new corporate headquarters. The lease is expected to commence in August 2019, upon the date the Company takes possession of the leased space and commits the Company to $453.0 million in minimum fixed payments over the term of the lease. The lease contains a renewal option for an additional 10-year period and includes a tenant improvement allowance amounting to $28.0 million.

PELOTON INTERACTIVE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share amounts)

	As of June 30, 2018	As of March 31, 2019
ASSETS
Current Assets:
Cash and cash equivalents	$150.6	$235.4
Marketable securities	—	204.0
Accounts receivable, net of allowances	9.4	23.3
Inventories	25.3	111.8
Prepaid expenses and other current assets	18.4	33.1

Total current assets	203.8	607.6

Property and equipment, net	36.2	203.0
Intangible assets, net	24.5	20.7
Goodwill	4.2	4.3
Restricted cash	1.0	0.8
Other assets	1.6	8.7

Total assets	$271.2	$845.1

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$28.1	$52.4
Accrued expenses	51.4	107.7
Customer deposits and deferred revenue	88.5	101.6
Other current liabilities	2.2	1.3

Total current liabilities	170.2	263.0

Deferred rent	9.4	19.1
Build-to-suit liability	—	130.0
Other non-current liabilities	1.0	0.6

Total liabilities	180.5	412.7

Commitments and contingencies (Note 11)
Redeemable convertible preferred stock, $0.000025 par value, 182,193,592 and 215,443,468 shares authorized; 176,313,468 and 210,640,629 shares issued and outstanding as of June 30, 2018, and March 31, 2019, respectively	406.3	941.1

Stockholders’ Deficit:
Common stock, $0.000025 par value, 266,946,216 and 400,000,000 shares authorized; 25,936,848 and 22,918,605 shares issued and outstanding as of June 30, 2018, and March 31, 2019 respectively	—	—
Additional paid-in capital	20.5	72.3
Accumulated other comprehensive income	—	1.0
Accumulated deficit	(336.1)	(582.0)

Total stockholders’ deficit	(315.6)	(508.7)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$271.2	$845.1

See accompanying notes to these unaudited condensed consolidated financial statements.

PELOTON INTERACTIVE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(unaudited)

(in millions, except share and per share amounts)

	Nine Months Ended March 31,
	2018	2019
Revenue:
Connected Fitness Products	$270.9	$560.8
Subscription	53.3	120.1
Other	4.2	10.7

Total revenue	328.4	691.7

Cost of revenue:
Connected Fitness Products	152.2	321.1
Subscription	32.3	74.6
Other	3.1	12.5

Total cost of revenue	187.5	408.2

Gross profit	140.9	283.5
Operating expenses:
Research and development	16.7	37.8
Sales and marketing	118.8	246.1
General and administrative	41.9	152.4

Total operating expenses	177.3	436.4

Loss from operations	(36.5)	(152.9)
Other income (expense), net:
Interest (expense) income, net	(0.5)	5.2
Other (expense) income, net	—	(0.3)

Total other (expense) income, net	(0.5)	4.9

Loss before provision for income taxes	(37.0)	(148.0)
Provision for income taxes	—	0.2

Net loss	$(37.0)	$(148.2)

Net loss attributable to common stockholders.	$(37.0)	$(198.3)

Net loss per share attributable to common stockholders, basic and diluted	$(1.77)	$(8.37)

Weighted-average common shares outstanding, basic and diluted	20,864,155	23,673,350

Other comprehensive income:
Change in foreign currency translation adjustment	$—	$1.0
Change in unrealized gain (loss) on marketable securities	—	—

Total other comprehensive income	—	1.0

Comprehensive loss	$(37.0)	$(147.2)

See accompanying notes to these unaudited condensed consolidated financial statements.

PELOTON INTERACTIVE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in millions)

	Nine Months Ended March 31,
	2018	2019
Cash Flows from Operating Activities:
Net loss	$(37.0)	$(148.2)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	4.0	15.0
Stock-based compensation expense	5.5	76.0
Impairment of long-lived assets	0.6	0.1
Amortization of debt issuance costs	0.2	0.2
Changes in operating assets and liabilities:
Accounts receivable	(2.2)	(13.8)
Inventories	(14.8)	(86.5)
Prepaid expenses and other current assets	(6.6)	(14.9)
Other assets	0.4	(6.6)
Accounts payable and accrued expenses	48.8	80.7
Customer deposits and deferred revenue	54.9	13.1
Other liabilities	0.8	9.3

Net cash provided by (used in) operating activities	54.6	(75.6)

Cash Flows from Investing Activities:
Purchases of marketable securities	—	(204.0)
Cash paid for cost method investment	—	(0.6)
Purchases of property and equipment	(16.4)	(47.9)
Acquisition of business, net of cash acquired	—	(0.1)

Net cash (used in) investing activities	(16.4)	(252.6)

Cash Flows from Financing Activities:
Proceeds from issuance of redeemable convertible preferred stock, Series F, net of issuance costs	—	539.1
Repurchase of common and redeemable convertible preferred stock, including issuance costs	—	(130.3)
Debt repayments	(3.1)	—
Debt issuance costs	(1.2)	—
Proceeds from exercise of stock options	6.1	3.0

Net cash provided by financing activities	1.8	411.8

Effect of exchange rate changes	—	1.0
Net Change in Cash:	40.0	84.6
Cash, cash equivalents, and restricted cash — Beginning of period	155.5	151.6

Cash, cash equivalents, and restricted cash — End of period	$195.5	$236.2

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$0.2	$0.7

Supplemental Disclosures of Non-Cash Investing and Financing Information:
Property and equipment accrued but unpaid	$0.9	$7.9

Building — build-to-suit asset	$—	$130.0

Stock-based compensation expense capitalized for software development costs	$—	$0.3

See accompanying notes to these unaudited condensed consolidated financial statements.

PELOTON INTERACTIVE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE

PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(unaudited)

(in millions)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance — June 30, 2017	176.3	$406.3	20.2	$—	$6.1	$—	$(287.7)	$(281.6)
Exercise of stock options	—	—	4.3	—	3.9	—	—	3.9
Stock-based compensation expense	—	—	—	—	5.5	—	—	5.5
Cumulative effect of change in accounting principle	—	—	—	—	0.5	—	(0.5)	—
Net loss	—	—	—	—	—	—	(37.0)	(37.0)

Balance — March 31, 2018	176.3	$406.3	24.5	$—	$16.0	$—	$(325.2)	$(309.2)

Balance – June 30, 2018	176.3	$406.3	25.9	$—	$20.5	$—	$(336.1)	$(315.6)
Issuance of Series F preferred stock, net	38.1	539.1	—	—	—	—	—	—
Repurchase of common and preferred stock	(3.8)	(4.3)	(4.8)	—	—	—	(97.8)	(97.8)
Exercise of stock options	—	—	1.8	—	3.8	—	—	3.8
Stock-based compensation expense	—	—	—	—	48.1	—	—	48.1
Other comprehensive income	—	—	—	—	—	1.0	—	1.0
Net loss	—	—	—	—	—	—	(148.2)	(148.2)

Balance — March 31, 2019	210.6	$941.1	22.9	$—	$72.3	$1.0	$(582.0)	$(508.7)

See accompanying notes to these unaudited condensed consolidated financial statements.

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(in millions)

1. Description of Business and Basis of Presentation

Description and Organization

Peloton Interactive, Inc. (“Peloton” or the “Company”) is the largest interactive fitness platform in the world with a loyal community of Members, which we define as any individual who has a Peloton account. The Company pioneered connected, technology-enabled fitness with the creation of its interactive fitness equipment (“Connected Fitness Products”) and the streaming of immersive, instructor-led boutique classes to its Members anytime, anywhere. The Company makes fitness entertaining, approachable, effective, and convenient while fostering social connections that encourage its Members to be the best versions of themselves.

The Company organizes its business into the following three reportable segments: Connected Fitness Products, Subscription, and Other. See Note 17, Segment Information, for further discussion of the Company’s segment reporting structure.

Basis of Presentation and Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes for the fiscal year ended June 30, 2018 included elsewhere in this prospectus.

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The condensed consolidated balance sheet as of June 30, 2018, included herein, was derived from the audited financial statements as of that date, but does not include all disclosures including certain notes required by GAAP on an annual reporting basis.

In the opinion of management, the accompanying condensed consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, comprehensive loss, and cash flows for the interim periods. The results for the nine months ended March 31, 2019 are not necessarily indicative of the results to be expected for any subsequent quarter, the fiscal year ending June 30, 2019, or any other period.

Certain monetary amounts, percentages, and other figures included elsewhere in these financial statements have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Except as described elsewhere in Note 2, Summary of Significant Accounting Policies, under the heading “Recently Issued Accounting Pronouncements—Adoption of New Accounting Standards,” there have been no material changes to the Company’s significant accounting policies as described elsewhere in this prospectus.

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures. On an ongoing basis, the Company evaluates its estimates, including those related to income taxes, the realizability of inventory, stock-based compensation, contingencies, revenue related reserves, fair value measurements, useful lives of property, plant and equipment as well as intangible assets, and impairment of goodwill, intangible and long-lived assets. The Company bases its estimates on historical experience, market conditions, and on various other assumptions that are believed to be reasonable. Actual results may differ from these estimates.

Marketable Securities

The Company classifies its marketable debt securities as available-for-sale and, accordingly, records them at fair value. Marketable securities with original maturities of greater than three months and remaining maturities of less than one year are classified as current investments. Investments with maturities beyond one year may be classified as current based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. Unrealized holding gains and losses, which are immaterial, are excluded from earnings and are reported net of tax in other comprehensive income until realized. Dividend and interest income is recognized when earned. Realized gains and losses, are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Recently Issued Accounting Pronouncements

Accounting Pronouncements Recently Adopted

ASU 2014-09

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 replaces most existing revenue recognition guidance, and requires companies to recognize revenue based upon the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard requires disclosures related to the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company applied the five-step method outlined in the ASU to all revenue streams and elected the full retrospective method for its adoption of the standard as of July 1, 2018. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements. The additional disclosures required by the ASU are included in Note 3, Revenue.

ASU 2017-09

In May 2017, the FASB issued ASU 2017-09, Compensation–Stock Compensation (Topic 718): Scope of Modification Accounting, to provide clarity and reduce both diversity in practice and cost complexity when applying the guidance in Topic 718 to a change to the terms and conditions of a stock-based payment award. ASU 2017-09 also provides guidance about the types of changes to the terms or conditions of a stock-based payment award that require an entity to apply modification accounting in accordance with Topic 718. The standard is effective for annual periods beginning after December 15, 2017, and for interim periods therein. The Company adopted the update as of July 1, 2018. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

ASU 2018-15

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. ASU 2018-15 requires implementation costs incurred by customers in cloud computing arrangements to be deferred over the noncancelable term of the cloud-computing arrangement plus any optional renewal periods (1) that are reasonably certain to be exercised by the customer or (2) for which exercise of the renewal option is controlled by the cloud service provider. The effective date of this pronouncement for public entities is for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. For all other entities, including emerging growth companies, the standard is effective for years beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The standard can be adopted either using the prospective or retrospective transition approach. The Company early adopted ASU 2018-15 using the prospective approach as of January 1, 2019. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

ASU 2016-02

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 requires a lessee to separate the lease components from the non-lease components in a contract and recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. For all other entities, including emerging growth companies, this standard is effective for annual reporting periods beginning after December 15, 2019 and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted and may be applied at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently evaluating the impact that ASU 2016-02 will have on its consolidated financial statements and related disclosures, but expects that the most significant changes will be related to the recognition of new right-of-use assets and lease liabilities on the Company’s balance sheet for real estate operating leases as well as the de-recognition of the build-to-suit assets and liability.

ASU 2017-01

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The standard provides guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. If substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets, the assets acquired are not considered a business. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For all other entities, including emerging growth companies, this standard is effective for annual reporting periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. Early application is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

ASU 2017-04

In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment, to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The standard is effective for public entities for annual or any interim goodwill impairment tests in annual reporting years beginning after December 15, 2019. For all other entities, including emerging growth

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

companies, the standard is effective for annual or any interim goodwill impairment tests in annual reporting years beginning after December 15, 2021. Early adoption of this standard is permitted. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

3. Revenue

Adoption of Topic 606

On July 1, 2018, the Company adopted ASU 2014-09 and all subsequent amendments. The Company elected to apply the standard and all related ASUs retrospectively to each prior reporting period presented. The adoption of the new standard had no material impact on the measurement or recognition of revenue, resulting in no adjustments to prior periods. Additional disclosures, however, have been added in accordance with the ASU.

Revenue Recognition

The Company’s primary source of revenue is from sales of its Connected Fitness Products and associated recurring subscription revenue.

The Company determines revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, the Company satisfies a performance obligation

Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company’s revenue is reported net of sales returns and discounts, which to date have not been material to the Company’s financial statements. The Company estimates its liability for product returns based on historical return trends by product category and seasonality and an evaluation of current economic and market conditions and records the expected customer refund liability as a reduction to revenue, and the expected inventory right of recovery as a reduction of cost of revenue. If actual return costs differ from previous estimates, the amount of the liability, and corresponding revenue are adjusted in the period in which such costs occur.

Some of the Company’s contracts with customers contain multiple performance obligations. For customer contracts that include multiple performance obligations, the Company accounts for individual performance obligations if they are distinct. The transaction price is then allocated to each performance obligation based on its standalone selling price. The Company generally determines standalone selling price based on prices charged to customers.

Connected Fitness Products

Connected Fitness Products include our Bike and Tread, related accessories, associated fees for delivery and installation, and extended warranty agreements. The Company recognizes Connected Fitness Product revenue net of sales returns and discounts when the product has been delivered to the customer. The Company generally allows customers to return products within 30 days of purchase, as stated in its return policy.

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The Company records fees paid to third-party financing partners in connection with its consumer financing program as a reduction of revenue, as it considers such costs to be a customer sales incentive. The Company records payment processing fees for its credit card sales for Connected Fitness Products within selling and marketing expenses.

Subscription

The Company’s subscriptions provide unlimited access to content in its library of live and on-demand fitness classes. The Company’s subscriptions are offered on a month-to-month basis.

Historically, the Company offered a prepaid subscription option where Subscribers earned one free month or three free months of subscription with the purchase of a 12-month subscription or 24-month subscription, respectively. The Company also offered Subscribers the ability to finance the prepaid subscription with the purchase of a Connected Fitness Product as part of its financing program. The associated financing fees were paid to the Company’s third-party partner at the outset of the arrangement and were recorded as a reduction to subscription revenue over the contract term. The Company terminated both programs in July 2018.

Amounts paid for subscription fees are included within customer deposits and deferred revenue and recognized ratably on a month-to-month basis.

The Company generates a small portion of its revenue from the sale of studio credits to attend and participate in a live, instructor-led class at its New York City studios. Studio revenue is recognized at the time the ride credits are redeemed and used.

Product Warranty

The Company offers a standard product warranty that its products will operate as intended under normal, non-commercial use for a period of one-year from the delivery date of the associated Connected Fitness Product. The Company has the obligation, at its option, to either repair or replace the defective product. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenue. Factors that affect the warranty obligation include historical as well as current product failure rates, service delivery costs incurred in correcting product failures, and warranty policies. The Company’s products are manufactured by contract manufacturers, and in certain cases, the Company may have recourse to such contract manufacturers.

The Company also offers the option for customers in some markets to purchase a third-party extended warranty and service contract that extends or enhances the technical support, parts, and labor coverage offered as part of the base warranty included with the Connected Fitness Product for an additional period of 12 to 27 months.

Revenue and related fees paid to the third-party provider are recognized on a gross basis as the Company has a continuing obligation to perform over the service period. Extended warranty revenue is recognized ratably over the extended warranty coverage period and is included in Connected Fitness Products revenue in the condensed consolidated statement of operations.

Disaggregation of Revenue

The Company’s revenue from contracts with customers disaggregated by major product lines, excluding sales-based taxes, are included in Note 17 under the heading “Segment Information.”

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The Company’s revenue disaggregated by geographic region, based on ship-to address, were as follows:

	Nine Months Ended March 31,
	2018	2019
	(in millions)
North America(1)	$328.4	$680.0
United Kingdom	—	11.7

Total revenue	$328.4	$691.7

(1)	Consists of United States and Canada.

Deferred Revenue and Customer Deposits

Deferred revenue is recorded for nonrefundable cash payments received for the Company’s performance obligation to transfer or stand ready to transfer, goods, or services in the future. Deferred revenue consists of subscription fees billed that have not been recognized. Customer deposits represent payments received in advance before the Company transfers a good or service to the customer and are refundable.

As of June 30, 2018 and March 31, 2019, customer deposits of $85.6 million and $93.6 million, respectively, and deferred revenue of $2.9 million and $8.0 million, respectively, were included in customer deposits and deferred revenue on the Company’s condensed consolidated balance sheet.

In the nine months ended March 31, 2019, the Company recognized $2.9 million of revenue that was included in the deferred revenue balance as of June 30, 2018.

Exemptions and Elections

The Company applies the practical expedient as per ASC 606-10-50-14 and does not disclose information related to remaining performance obligations when their original expected durations are one year or less.

The Company expenses sales commissions on its Connected Fitness Products when incurred because the amortization period would have been less than one year. These costs are recorded in selling and marketing expense.

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

4. Investments in Marketable Securities

The following table summarizes the Company’s investments in marketable securities:

	March 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)
Commercial paper	$145.1	$—	$—	$145.1
Corporate bonds	54.6	—	—	54.6
Certificate of deposits	46.0	—	—	46.0
U.S treasury securities	27.1	—	—	27.1
Government agency securities	14.0	—	—	14.0
Foreign government agencies	14.5	—	—	14.5

Total marketable securities(1)	$301.2	$—	$—	$301.2

(1)	Includes $97.3 million included within cash and cash equivalents.

The Company had no material reclassification adjustments out of accumulated other comprehensive loss into net loss in any of the periods presented and the contractual maturity of all marketable securities was less than one year.

5. Fair Value Measurements

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1 inputs are based on quoted prices in active markets for identical assets or liabilities.

•

Level 2 inputs are based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 inputs are based on unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities, and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following table summarizes the Company’s assets that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	As of March 31, 2019
	Level 1	Level 2	Level 3	Total
Cash equivalents(1):	(in millions)
Commercial paper	$53.1	$—	$—	$53.1
Certificates of deposit	15.1	—	—	15.1
Government agency securities	14.0	—	—	14.0
Foreign government agencies	14.5	—	—	14.5
Corporate bonds	0.6	—	—	0.6
Marketable securities:
Commercial paper	91.9	—	—	91.9
Corporate bonds	54.0	—	—	54.0
Certificates of deposit	30.9	—	—	30.9
U.S. treasury securities	27.1	—	—	27.1
Other:
Cost-method investments	—	—	0.6	0.6

Total assets	$301.2	$—	$0.6	$301.8

(1)	Included in cash and cash equivalents.

Cash equivalents are highly liquid investments with maturities of three months or less when purchased. These investments are carried at cost, which approximates fair value. All investments classified as available-for-sale are recorded at fair value within marketable securities in the condensed consolidated balance sheets. The Company’s investments classified as Level 1 are based on quoted prices that are available in active markets.

6. Acquisition

Neurotic Media Acquisition

On June 6, 2018, the Company acquired Neurotic Media, LLC (“Neurotic”), a Georgia limited liability company, for a purchase price of approximately $28.8 million, net of cash acquired, which was paid in cash. Upon completion of the merger, Neurotic became a wholly owned subsidiary of the Company. The Company acquired Neurotic primarily to automate and streamline content rights management on its platform and to enhance Member engagement through new music features. The acquisition was accounted for under the acquisition method. Of the total purchase consideration, $4.3 million has been recorded to goodwill, $24.8 million to acquired developed technology, and $0.1 million to tangible net assets. Included within the purchase price and goodwill is $0.1 million in working capital adjustments identified during the measurement period subsequent to the acquisition.

The goodwill of $4.3 million represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including an experienced workforce and expected future synergies. The Company allocated the goodwill to its Subscription reporting segment.

The results of operations for the acquisition have been included in the condensed consolidated statements of operations since the acquisition date. Actual and pro forma revenue and results of operations for the acquisition have not been presented because they do not have a material impact to the consolidated revenue and results of operations, either individually or in aggregate.

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

7. Property and Equipment

Property and equipment, net consisted of the following:

	June 30, 2018	March 31, 2019
	(in millions)
Leasehold improvements	$24.6	$40.7
Machinery and equipment	5.1	10.8
Capitalized software	5.8	11.9
Furniture and fixtures	3.8	6.9
Property	2.2	2.3
Construction-in-progress	3.1	18.0
Building—build-to-suit asset	—	130.0
Pre-production tooling	1.0	3.1

	45.6	223.7

Accumulated depreciation and amortization expense	(9.5)	(20.7)

Total property and equipment, net	$36.2	$203.0

The estimated useful lives of the property and equipment are as follows:

Estimated Useful Life
Leasehold improvements	Shorter of remaining lease term or useful life

Machinery and equipment	Two to ten years

Capitalized software	Three years

Furniture and fixtures	Three to five years

Property	20 years

Pre-production tooling	Two to five years

In November 2018, the Company entered into a lease agreement for office space for its new corporate headquarters. As a result of the Company’s involvement during the construction period, whereby the Company had certain indemnification obligations related to the construction, the Company is considered, for accounting purposes only, the owner of the construction project under build-to-suit lease accounting. Accordingly, the Company recorded the estimated fair value of the leased space as an asset, noted in the table above as “Building–build-to-suit asset.” The Company also recorded a corresponding long-term lease liability. Refer to Note 11, Commitments and Contingencies, for further details.

Depreciation and amortization expense amounted to $4.0 million and $11.3 million for the nine months ended March 31, 2018 and 2019, respectively, of which $0.5 million and $2.1 million related to amortization of capitalized software costs, respectively.

8. Goodwill and Intangible Assets

Goodwill

As of June 30, 2018 and March 31, 2019, the Company had goodwill of $4.2 million and $4.3 million, respectively. Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. The Company has no intangible assets with indefinite lives.

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Goodwill is not amortized but is subject to periodic testing for impairment at the reporting unit level, which is at or one level below the operating segment level. The test for impairment is conducted annually during the fourth quarter of each fiscal year, or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company determined that no events occurred or circumstances changed during the nine months ended March 31, 2019 that would more likely than not reduce the fair value of the Company’s reporting unit below its carrying amount. However, if certain events occur or circumstances change, it may be necessary to record impairment charges in the future.

Intangible Assets

As of June 30, 2018 and March 31, 2019, the Company had net intangible assets of $24.5 million and $20.7 million, respectively. The Company’s intangible assets consist of acquired developed technology. These intangible assets are amortized using the straight-line method over their estimated economic lives of five years. Intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

The Company determined that no events occurred or circumstances changed during the nine months ended March 31, 2019 that would indicate that its intangible assets with finite lives may not be recoverable. However, if certain events occur or circumstances change, it may be necessary to record impairment charges in the future.

Amortization expense related to intangible assets totaled zero and $3.7 million for the nine months ended March 31, 2018 and 2019, respectively.

9. Accrued Expenses

Accrued expenses consisted of the following:

	June 30, 2018	March 31, 2019
	(in millions)
Content costs for past use reserve	$18.6	$21.7
Unbilled inventory	1.8	14.4
Employee-related liabilities	3.9	14.3
Product warranty reserve	4.3	14.2
Accrued marketing	5.9	13.0
Other	16.9	30.1

Total accrued expenses	$51.4	$107.7

10. Debt and Financing Arrangements

2018 Revolving Credit Facility

In November 2017, the Company entered into a four-year, $100.0 million secured revolving credit facility (the “2018 Credit Agreement”) with JP Morgan Chase Bank, which serves as administrative agent, Bank of America, N.A., Goldman Sachs Lending Partners LLC, and SVB, as joint syndication agents. Interest on the 2018 Credit Agreement is paid based on LIBOR plus a predetermined margin or base rate. The Company is required to pay a commitment fee of 0.375% based on the unused portion of the revolving credit facility. The Company incurred total commitment fees of $0.1 million and $0.2 million during the nine months ended March 31, 2018 and 2019, respectively, which are included in interest expense in the statements of operations.

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The principal amount, if any, is payable in full on November 3, 2021. As of March 31, 2019, the Company had no outstanding borrowings under the 2018 Credit Agreement.

In connection with the execution of the 2018 Credit Agreement, the Company incurred debt issuance costs of $1.2 million, which are capitalized and are being amortized to interest expense using the effective interest method over the term of the 2018 Credit Agreement.

The 2018 Credit Agreement contains customary affirmative covenants, such as financial statement reporting requirements and delivery of borrowing base certificates, as well as customary covenants that restrict the Company’s ability to, among other things, incur additional indebtedness, sell certain assets, guarantee obligations of third parties, declare dividends or make certain distributions, and undergo a merger or consolidation or certain other transactions. The 2018 Credit Agreement also contains certain financial condition covenants that require the Company to maintain certain defined levels of total liquidity and total revenue over the term of the 2018 Credit Agreement. As of March 31, 2019, the Company was in compliance with applicable financial covenants. At March 31, 2019, the Company was contingently liable for approximately $38.4 million in standby letters of credit as security for its operating lease and inventory purchasing obligations.

11. Commitments and Contingencies

Lease Obligations

The Company leases facilities under operating leases with various expiration dates through 2027. The Company’s corporate headquarters is located in New York, New York. The Company also leases space for the operation of its production studio facilities, retail showrooms, microstores, warehouses, and office spaces.

Rent expense under existing operating lease agreements was $11.0 million and $24.7 million for the nine months ended March 31, 2018 and 2019, respectively.

In November 2018, the Company entered into a 16-year operating lease agreement for space to be used as its new corporate headquarters. The lease is expected to commence in August 2019, upon the date the Company takes possession of the leased space and commits the Company to $453.0 million in minimum fixed payments over the term of the lease. The lease contains a renewal option for an additional 10-year period and includes a tenant improvement allowance amounting to $28.0 million. As a result of the Company’s involvement during the construction period, whereby it has certain indemnification obligations related to the construction, the Company is considered, for accounting purposes only, the owner of the construction project under build-to-suit lease accounting.

Sales and Use Taxes

The Company has recorded estimates of $5.7 million and $5.1 million as of June 30, 2018 and March 31, 2019, respectively, for the potential sales tax liability associated with its subscription fees, which is included in accrued expenses in the accompanying condensed consolidated balance sheets. The Company continues to analyze possible sales tax exposure, but does not currently believe that any individual claim or aggregate claims that might arise will ultimately have a material effect on its results of operations, financial position, or cash flows.

Content Costs for Past Use Reserve

To secure the rights to use music on the Peloton platform, the Company must obtain licenses from, and pay royalties to, copyright owners of both sound recordings and musical compositions. During the nine months ended

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

March 31, 2018 and 2019, the Company has entered into negotiations with various music rights holders, to pay for any and all uses of musical compositions and sound recordings to-date and, at the same time, enter into go-forward license agreements for the use of music in the future.

In connection with these negotiations, the Company recorded $11.9 million and $16.4 million during the nine months ended March 31, 2018 and 2019, respectively, related to music used in the Company’s service prior to the commencement of a formal agreement with certain licensors. These charges are included in cost of subscription revenue in the condensed consolidated statements of operations and comprehensive loss. The Company recorded costs of $18.6 million and $21.7 million as of June 30, 2018 and March 31, 2019, respectively, for potential payments to various licensors with whom the Company had not yet entered into agreements as of the end of the period and are recorded in accrued expenses in the accompanying condensed consolidated balance sheets.

The Company records future royalty payments, based on the going forward music license agreements, in cost of subscription revenue over the service period.

Legal Proceedings

On March 19, 2019, Downtown Music Publishing LLC, ole Media Management, L.P., Big Deal Music, LLC, CYPMP, LLC, Peer International Corporation, PSO Limited, Peermusic Ltd., Peermusic III, Ltd., Peertunes, Ltd., Songs of Peer Ltd., Reservoir Media Management, Inc., The Richmond Organization, Inc., Round Hill Music LLC, The Royalty Network, Inc., and Ultra International Music Publishing, LLC filed a lawsuit against the Company in the U.S. District Court for the Southern District of New York, captioned Downtown Music Publ’g LLC, et. al v. Peloton Interactive, Inc., alleging that the Company engaged in copyright infringement by using certain accused songs in streaming and recorded fitness classes without necessary licenses. The plaintiffs allege that they are music publishers that own or control the copyrights in numerous musical works that were synchronized by the Company without the plaintiffs’ authorization. The complaint asserts a single claim for copyright infringement. It seeks injunctive relief, up to $150 million in damages, and attorneys’ fees and costs. The Company intends to vigorously defend the claim.

On April 30, 2019, the Company answered the complaint and filed counterclaims against the original named plaintiffs and National Music Publishers’ Association, Inc., a trade association, alleging that they coordinated to collectively negotiate licenses in violation of the antitrust laws. The counterclaims also assert that the trade association tortiously interfered with the Company’s attempts to engage in direct negotiations with music publishers in violation of state law. The counterclaims seek injunctive relief, monetary damages (to be trebled under applicable statute), and attorneys’ fees and costs. An amended complaint filed on May 31, 2019 named additional plaintiffs Greensleeves Publishing Ltd., Me Gusta Music, LLC, Raleigh Music Publishing LLC, STB Music, Inc., and TuneCore, Inc. and identified additional musical works. We answered the amended complaint on June 14, 2019. On June 24, 2019, counter-defendants filed a motion to dismiss the counterclaims, which is currently being briefed by the parties. Discovery on the claims and counterclaims is ongoing in the case.

While the Company cannot predict what the ultimate result of any judgment against, or settlement by, the Company, will be in this matter, based on application of ASC 450, “Contingencies”, at March 31, 2019, the Company has accrued its best estimate within a range of reasonably possible outcomes ranging from $4.0 million to $11.0 million, which is included in accrued expenses in the accompanying condensed consolidated balance sheets. Amounts accrued for this matter at March 31, 2019 are not considered material to the Company’s financial position and the Company continues to vigorously defend its position in the aforementioned outstanding matter and assess its legal position.

In addition to the above, from time to time, the Company is subject to litigation matters and claims which arise in the ordinary course of its business. The Company believes that the outcome of any existing litigation, either individually or in the aggregate, will not have a material impact on the results of operations, financial condition, or cash flows of the Company.

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

12. Redeemable Convertible Preferred Stock and Stockholders’ Equity

Stock Split

In August 2018, the Company effected a 4:1 stock split on its shares of common stock. Unless otherwise noted, impacted amounts and share information included in the condensed consolidated financial statements and notes thereto have been retroactively adjusted for the stock split as if such stock split occurred on the first day of the first period presented.

Common Stock

In connection with the conversion to a corporation in April 2015, the Company authorized common stock with a par value of $0.000025 per share. As of June 30, 2018 and March 31, 2019, there were 266,946,216 and 400,000,000 shares of common stock authorized, respectively, and 25,936,848 and 22,918,605 shares of common stock outstanding, respectively.

Preferred Stock

As of March 31, 2019, the Company’s fourth amended and restated certificate of incorporation authorized the issuance of up to 215,443,468 shares of Preferred Stock, designated as follows: 10,617,908 shares as Series A Preferred Stock, 25,799,744 as Series B Preferred Stock, 48,246,732 as Series C Preferred Stock, 31,635,604 as Series D Preferred Stock, 60,013,480 as Series E Preferred Stock, and 39,130,000 as Series F Preferred Stock.

Series F Financing and Tender Offer

On August 29, 2018, the Company filed its fourth amended and restated certificate of incorporation, which authorized the issuance of 39,130,000 shares Series F Preferred Stock with rights and preferences, including voting rights, as determined from time to time by the Board of Directors.

In August 2018, the Company entered into a securities purchase agreement with certain accredited investors, pursuant to which it sold and issued 38,088,200 shares of its newly created Series F Preferred Stock (the “Series F Financing”) at a purchase price of $14.44018 per share (the “Series F Share Price”). The aggregate gross proceeds from the Series F Financing were approximately $550.0 million. The Company incurred issuance costs of $10.9 million during 2018 in connection with the Series F Financing, which were recorded as a reduction of the Series F Preferred Stock share balance.

In connection with the closing of the Series F Financing, the Company used approximately $130.0 million of the proceeds from the Series F Financing to repurchase outstanding shares of its common stock and Series A, Series B, Series C, and Series E Preferred Stock from certain existing stockholders at the Series F Share Price. The repurchase occurred through a tender offer made by the Company following the closing of the Series F Financing (the “2018 Tender Offer”). The 2018 Tender Offer was made to certain existing equity holders of the Company to repurchase shares of the Company’s capital stock and options to purchase such shares of capital stock from such equity holders at a gross repurchase price equal to the Series F Share Price. In connection therewith, the Company repurchased 5,503,479 shares of common stock, 1,091,444 shares of Series A Preferred Stock, 1,100,257 shares of Series B Preferred Stock, 998,368 shares of Series C Preferred Stock, and 570,970 shares of Series E Preferred Stock each at a per share price of $14.44018. The repurchased shares were retired and considered authorized, but not issued or outstanding, pursuant to the Company’s fourth amended and restated certificate of incorporation. The repurchase price of the redeemable convertible preferred stock, including closing costs, of $54.4 million exceeded the carrying value of $4.3 million at the date of repurchase. For the computation of net loss per share attributable to common stockholders for the nine months ended March 31, 2019, the repurchase price in excess of

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

the then carrying value of the Preferred Stock of $50.1 million was recorded as a reduction to net loss in computing net loss attributable to common stockholders.

In accordance with ASC 718, Stock Compensation, the Company recorded stock-based compensation expense of $28.2 million in the nine months ended March 31, 2019, which represents the excess of the tender offer repurchase price over the fair value of the shares repurchased which were held by employees and is included within operating expenses in the statements of operations. For shares sold by stockholders who were not employees, the Company recorded the excess of the tender offer repurchase price over the fair value of the shares repurchased as a reduction to retained earnings. The Company recorded a reduction in redeemable convertible preferred stock and stockholders’ equity, on a gross basis, of $104.8 million during the nine months ended March 31, 2019 for the share repurchase transaction.

In connection with the share repurchase transactions, the Company incurred transaction costs of $2.7 million, which are recorded as a reduction in stockholders’ deficit as of March 31, 2019.

Pursuant to ASC 718-10-25-15, the Company reflects the substantive terms of the Company’s employee share-based payments in accounting for the arrangements. With the 2018 Tender Offer, the Company believes that it has established a pattern of cash settlement of immature shares and stock options only during a very discrete set of circumstances in which the Company opens a tender offer in conjunction with preferred stock financing. As such, during the 2018 Tender Offer period, the Company recorded a liability equal to the fair value of the maximum number of options representing immature shares that could have been redeemed in the tender offer. To the extent that this liability exceeded amounts previously recognized in equity, the excess was recognized as additional stock-based compensation expense. Following the closing of the 2018 Tender Offer, the remaining liability after the repurchase of tendered shares was reclassified to stockholders’ equity. The Company recorded stock-based compensation expense of $33.5 million associated with this tender offer.

Dividends

The holders of shares of preferred stock, in preference to the holders of common stock, are entitled to receive dividends upon declaration by the Board of Directors. Such dividends are non-cumulative and are payable at a per annum rate of 8% of the original share issue price. As of June 30, 2018 and March 31, 2019, no dividends have been declared or distributed to any stockholders.

Conversion

Each share of preferred stock is convertible, at any time, at its holder’s discretion, into one fully paid and non-assessable share of common stock. The conversion rate shall be adjusted whenever the Company shall issue or sell, or is deemed to have issued or sold, any shares of common stock for a consideration per share less than the conversion price in effect immediately prior to the time of such issue or sale.

The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock shall be automatically converted into common stock upon the consummation of a qualified initial public offering at a public offering price of not less than $30.0 million in the aggregate. The Series E Preferred Stock and Series F Preferred Stock shall be automatically converted into common stock upon the consummation of an initial public offering at a public offering price of not less than $75.0 million in the aggregate. In addition, at any time prior to consummation of an initial public offering, (1) all of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock shall be automatically converted into common stock upon the affirmative election of holders of a majority of the outstanding shares of the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, voting together as a single class on an as-converted to common

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

stock basis; (2) all of the outstanding shares of Series D Preferred Stock shall be automatically converted into common stock upon the affirmative election of holders of a majority of the outstanding shares of Series D Preferred Stock; (3) all of the outstanding shares of Series E Preferred Stock shall be automatically converted into common stock upon the affirmative election of holders of a majority of the outstanding shares of Series E Preferred Stock; and (4) all of the outstanding shares of Series F Preferred Stock shall be automatically converted into common stock upon the affirmative election of holders of at least 55% of the outstanding shares of Series F Preferred Stock. Upon any such automatic conversion, any declared and unpaid dividends shall be paid.

Liquidation Preferences

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, and Series F Preferred Stock, in preference to the holders of Series A Preferred Stock and common stock, shall be entitled to be paid out of the assets of the Company that are legally available for distribution, an amount equal to the applicable original issue price per share, for each share of Preferred Stock held by them, plus all declared but unpaid dividends on such shares. In the event that the assets available for distribution are not sufficient to pay the full preferential amounts, the assets will be distributed pro rata among the holders of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, and Series F Preferred Stock in proportion to the full preferential amount that each such holder would otherwise be entitled to receive. The aggregate preferential amount for Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, and Series F Preferred Stock was $413.6 million and $959.5 million as of June 30, 2018 and March 31, 2019, respectively.

After payment of the full liquidation preference of the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, and Series F Preferred Stock, before any distribution or payment shall be made to the holders of common stock, the holders of Series A Preferred Stock shall be entitled to be paid out of the remaining assets of the Company legally available for distribution, if any, in an amount equal to the applicable original issue price per share, for each share of Preferred Stock held by them, plus all declared and unpaid dividends on the Series A Preferred Stock. In the event that the assets available for distribution are not sufficient to pay the full preferential amount, the available assets shall be distributed pro rata among the holders of Series A Preferred Stock in proportion to the full preferential amount that each such holder would otherwise be entitled to receive. The aggregate preferential amount for the Series A Preferred Stock was $2.7 million and $2.4 million as of June 30, 2018 and March 31, 2019, respectively.

After payment of the liquidation preferences to the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, and Series F Preferred Stock, the entire remaining assets and funds of the Company legally available for distribution, if any, shall be distributed ratably to the holders of common stock.

Voting

The holder of each share of preferred stock is entitled to one vote for each share of common stock into which such preferred stock is convertible at the time of the vote. With respect to such vote, such holder has full voting rights and powers equal to the voting rights of the holders of common stock.

For so long as any shares of preferred stock remain outstanding, the vote or written consent of the holders of a majority of the outstanding preferred stock shall be required for effecting or validating certain actions, including: (1) consummation of a liquidation event or any other merger or consolidation; (2) any amendment, alteration, or repeal of the certificate of incorporation or the bylaws of the Company; (3) any increase or decrease in the

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

authorized number of shares of common stock or preferred stock or any series thereof; (4) any authorization or designation, whether by reclassification or otherwise, of a new class or series of stock that is not junior to the existing series of preferred stock with respect to dividends, liquidation or redemption; (5) any redemption, repurchase, payment, or declaration of dividends or other distributions with respect to common stock and preferred stock, other than certain permitted transactions; (6) any change in the authorized number of members of the Board of Directors; (7) payment or declaration of any dividend on any shares of capital stock of the Company; and (8) any transactions resulting in a creation or reduction of the Company’s ownership interest in any subsidiary, other than an asset transfer or acquisition that has been approved in accordance with the Company’s certificate of incorporation.

The Company classifies preferred stock in accordance with ASC 480, Distinguishing Liabilities from Equity, which requires that contingently redeemable securities be classified outside of permanent stockholders’ equity. Accordingly, the Company has classified all shares and classes of preferred stock as mezzanine equity in the accompanying condensed consolidated financial statements as of June 30, 2018 and March 31, 2019.

Convertible redeemable preferred stock consisted of the following as of June 30, 2018:

Redeemable Convertible Preferred Stock:	Shares Authorized	Shares Outstanding	Price per Share	Net Carrying Value	Liquidation Preference
				(in millions)
Series A	14,000,000	10,617,908	$0.25	$2.7	$2.7
Series B	27,169,432	25,799,744	0.35528	9.2	9.2
Series C	49,375,076	48,246,732	0.55427	26.5	26.7
Series D	31,635,604	31,635,604	1.66458	52.3	52.7
Series E	60,013,480	60,013,480	5.41545	315.6	325.0

Total redeemable convertible preferred stock	182,193,592	176,313,468		$406.3	$416.3

Convertible redeemable preferred stock consisted of the following as of March 31, 2019:

Redeemable Convertible Preferred Stock:	Shares Authorized	Shares Outstanding	Price per Share	Net Carrying Value	Liquidation Preference
				(in millions)
Series A	10,617,908	9,526,464	$0.25	$2.4	$2.4
Series B	25,799,744	24,699,487	0.35528	8.8	8.8
Series C	48,246,732	47,248,364	0.55427	26.0	26.2
Series D	31,635,604	31,635,604	1.66458	52.3	52.7
Series E	60,013,480	59,442,510	5.41545	312.5	321.9
Series F	39,130,000	38,088,200	14.44018	539.1	550.0

Total redeemable convertible preferred stock	215,443,468	210,640,629		$941.1	$961.9

13. Equity-Based Compensation

2015 Stock Plan

In April 2015, the Board of Directors approved the establishment of the 2015 Stock Plan (“2015 Plan”) to provide stock award grants to employees, directors, and consultants of the Company. The Board of the Directors, or at its sole discretion, a committee of the Board of Directors, is responsible for the administration of the 2015 Plan. As of March 31, 2019, the Board of Directors has authorized the issuance of up to 85,725,084 shares of common stock for stock award grants, including incentive and non-statutory stock options.

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The 2015 Plan requires that the per share exercise price of each stock option shall not be less than 100% of the fair market value of the common stock subject to the stock option on the grant date. Stock option grants shall not be exercisable after the expiration of 10 years from the date of grant or such shorter period as specified in a stock award agreement. For initial grants, vesting generally occurs over four years with the first 25% of the award vesting upon the 12-month anniversary of the vesting commencement date and the remaining 75% vesting monthly over the following 36 months. The 2015 Plan provides that the Board of Directors may, in its sole discretion, impose such limitations on transferability of stock options as the Board of Directors shall determine. In the absence of a determination by the Board of Directors to the contrary, stock options shall not be transferable except by will or by the laws of descent and distribution and domestic relations orders, unless specifically agreed to by the plan administrator.

The 2015 Plan allows for the early exercise of stock options. Shares purchased pursuant to the early exercise of stock options are subject to repurchase until those shares vest; therefore, cash received in exchange for unvested shares exercised is recorded as a liability on the accompanying condensed consolidated balance sheets, and are reclassified to common stock and additional paid-in capital as the shares vest.

During the nine months ended March 31, 2019, the Company granted options to purchase 16,674,350 shares under the 2015 Plan, consisting of 2,185,426 shares subject to incentive stock options and 14,488,924 shares subject to non-statutory stock options.

The following summary sets forth the stock option activity under the 2015 Plan:

	Options Outstanding
	Number of Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding — June 30, 2018	38,502,264	$2.07	8.6	$46.5
Granted	16,674,350	8.82
Exercised	(1,822,767)	1.62
Cancelled	(1,032,856)	2.68

Outstanding — March 31, 2019	52,320,991	4.23	8.5	542.3

Vested and Exercisable — March 31, 2019	15,036,460	1.71	7.4	193.7

Unvested — March 31, 2019	37,284,531	5.23		348.5

The aggregate intrinsic value of options outstanding, vested and exercisable, and unvested were calculated as the difference between the exercise price of the options and the estimated fair market value of the Company’s common stock, as established by the Board of Directors, as of June 30, 2018 and March 31, 2019.

The weighted-average share price at exercise for options exercised during the nine months ended March 31, 2019 was $8.27.

As part of the 2015 Plan, the Company issued options to certain key executives that vest upon the achievement of certain performance milestones. To date the Company has not recorded any compensation expense related to these awards since the Company has concluded that the achievement of these milestones was not probable as of the balance sheet dates.

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

For the nine months ended March 31, 2018 and 2019, the weighted-average grant date fair value per option was $1.67 and $6.06, respectively. The fair value of each option was estimated at the grant date using the Black-Scholes method with the following assumptions:

	Nine Months Ended March 31,
	2018	2019
Weighted-average risk-free interest rate(1)	2.2%	2.7%
Weighted-average expected term (in years)	6.3	6.3
Weighted-average expected volatility(2)	59.2%	45.0%
Expected dividend yield	—	—

(1)	Based on U.S. Treasury seven-year constant maturity interest rate whose term is consistent with the expected term of the option.
(2)	Expected volatility is based on an analysis of comparable public company volatilities and adjusted for the Company’s stage of development.

With respect to the 2015 Plan, the Company recognized stock-based compensation expense of $5.5 million and $14.5 million for the nine months ended March 31, 2018 and 2019, respectively. As of March 31, 2019, the Company had $119.0 million of unrecognized stock-based compensation expense that is expected to be recognized over a weighted-average period of 3.5 years.

As of March 31, 2019, we have 240,000 vested warrants outstanding with an exercise price $0.19 per share and remaining contractual term of 6.25 years.

14. Income Taxes

For the nine months ended March 31, 2018 and 2019, the Company recorded a provision for income taxes of zero and $0.2 million, respectively. There is no material change in the provision amount from 2018 to 2019 aside from the inclusion of Canada.

The Company regularly evaluates the realizability of its deferred tax assets and establishes a valuation allowance if it is more likely than not that some or all the deferred tax assets will not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, loss carryback and tax-planning strategies. Generally, more weight is given to objectively verifiable evidence, such as the cumulative loss in recent years, as a significant piece of negative evidence to overcome.

On December 22, 2017, the Tax Cuts and Jobs Act (“Act”), was signed into law making significant changes to the Internal Revenue Code of 1986, as amended. Changes include, but are not limited to, a federal corporate tax rate decrease from 35% to 21% for tax years beginning after December 31, 2017, a one-time transition tax on the mandatory deemed repatriation of foreign earnings and numerous domestic and international-related provisions effective in 2018. The Company has finalized its provision for income taxes specifically related to the reduction of the federal corporate tax rate in accordance with the Act and guidance available as of the date of this filing and as a result has recorded $18.0 million of income tax expense, which was offset by a corresponding adjustment for the same amount to the Company’s valuation allowance, for the nine months ended March 31, 2018.

15. Concentrations of Credit Risk and Major Customers and Vendors

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents are maintained with high-quality financial institutions, the compositions and maturities of which are regularly monitored by management.

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

For the nine months ended March 31, 2018 and 2019, there were no customers representing greater than 10% of the Company’s total revenue.

For the nine months ended March 31, 2018, three vendors accounted for approximately 91% of total finished goods purchases.

For the nine months ended March 31, 2019, four vendors accounted for approximately 97% of total finished goods purchases.

16. Loss Per Share

The computation of loss per share is as follows:

	Nine Months Ended March 31,
	2018	2019
	(in millions, except share and per share amounts)
Basic loss per share:
Net Loss	$(37.0)	$(148.2)
Less: Premium on repurchase of redeemable convertible preferred stock	—	(50.1)

Net loss attributable to common stockholders	$(37.0)	$(198.3)

Shares used in computation:
Weighted-average common shares outstanding	20,864,155	23,673,350

Basic loss per share	$(1.77)	$(8.37)

The following potentially dilutive shares were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

	Nine Months Ended March 31,
	2018	2019
Employee stock options	13,421,495	18,608,306
Warrants	224,440	233,730
Redeemable convertible preferred stock	176,313,468	164,664,581

17. Segment Information

The Company applies ASC 280 Segment Reporting in determining reportable segments for its financial statement disclosure. The Company has three reportable segments: Connected Fitness Products, Subscription, and Other. Segment information is presented in the same manner that the Company’s Chief Operating Decision Maker (“CODM”) reviews the operating results in assessing performance and allocating resources. The CODM reviews revenue and gross profit for each of the reportable segments. Gross profit is defined as revenue less cost of revenue incurred by the segment. No operating segments have been aggregated to form the reportable segments. The Company does not allocate assets at the reportable segment level as these are managed on an entity wide group basis. For the nine months ended March 31, 2018 and 2019, the Company did not generate material international revenue and as of March 31, 2019 the Company did not have material assets located outside of the United States.

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The Connected Fitness Product segment derives revenue from sale of the Bike and Tread and related accessories, and associated fees for delivery and installation and extended warranty agreements. The Subscription segment derives revenue from monthly Subscription fees as well as ride credits from live studio rides. The Other segment primarily consists of boutique and apparel sales. There are no internal revenue transactions between the Company’s segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	Nine Months Ended March 31,
	2018	2019
	(unaudited)
Connected Fitness Products:
Revenue	$270.9	$560.8
Cost of Revenue	152.2	321.1

Gross Profit	$118.7	$239.8

Subscription:
Revenue	$53.3	$120.1
Cost of Revenue	32.3	74.6

Gross Profit	$21.0	$45.5

Other:
Revenue	$4.2	$10.7
Cost of Revenue	3.1	12.5

Gross Profit	$1.2	$(1.8)

Consolidated:
Revenue	$328.4	$691.7
Cost of Revenue	187.5	408.2

Gross Profit	$140.9	$283.5

Reconciliation of Gross Profit

Operating expenditures, interest (income) and other expense, and taxes are not allocated to individual segments as these are managed on an entity wide group basis. The reconciliation between reportable segment gross profit to consolidated loss before tax is as follows:

	Nine Months Ended March 31,
	2018	2019
	(unaudited)
Segment Gross Profit	$140.9	$283.5
Research and development	(16.7)	(37.8)
Sales and marketing	(118.8)	(246.1)
General and administrative	(41.9)	(152.4)
Total other income (expense), net	(0.5)	4.9

Loss before provision for income taxes	$(37.0)	$(148.0)

PELOTON INTERACTIVE, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

18. Subsequent Events

The Company has evaluated subsequent events through the financial statement issuance date, May 23, 2019, pursuant to ASC 855-10 Subsequent Events.

Stock Option Grants

Through the date of this report, the Board of Directors authorized the grant of a total of 13,955,612 stock options, including incentive stock options and non-statutory stock options, to management and employees at an exercise price of $14.59 per share.

             Shares

Class A Common Stock

Goldman Sachs & Co. LLC	J.P. Morgan

BofA Merrill Lynch	Barclays

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses to be paid by us, other than the estimated underwriting discount, in connection with the sale of the shares of our Class A common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the listing fee.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Road show expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$		*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

As permitted by the DGCL, the Registrant’s restated certificate of incorporation that will be in effect following the completion of this offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the Registrant’s restated bylaws that will be in effect following the completion of this offering provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the DGCL;

•

the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

Prior to this offering, the Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer, or employee of the Registrant regarding which indemnification is sought. Reference is also made to the underwriting agreement filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors, and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation and restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for its directors and officers.

Certain of the Registrant’s directors are also indemnified by their employers with regard to their service on the Registrant’s board of directors.

In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Since July 1, 2016 and through July 1, 2019, the Registrant has issued and sold the following securities:

1.

Since July 1, 2016 and through July 1, 2019, the Registrant granted stock options to employees, directors, consultants, and other service providers to purchase an aggregate of 60,169,818 shares of Class B common stock under its 2015 Equity Incentive Plan, or 2015 Plan, with per share exercise prices ranging from $0.7525 to $14.5900, and has issued 11,800,610 shares of Class B common stock upon exercise of stock options under its 2015 Plan.

2.

In March 2017, the Registrant sold and issued 60,013,480 shares of Series E redeemable convertible preferred stock to accredited investors at a purchase price of $5.42 per share for an aggregate purchase price of approximately $325.0 million. Registrant’s Series E redeemable convertible preferred stock are convertible into an equivalent number of shares of Class B common stock.

3.

In August 2018, the Registrant sold and issued 38,088,200 shares of Series F redeemable convertible preferred stock to 76 accredited investors at a purchase price of $14.44 per share for an aggregate purchase price of approximately $550.0 million. Registrant’s Series F redeemable convertible preferred stock are convertible into an equivalent number of shares of Class B common stock.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)    Exhibits.

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement.

3.1#	Fifth Amended and Restated Certificate of Incorporation of the Registrant, as amended to date and as currently in effect.

3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering.

3.3#	Amended and Restated Bylaws of the Registrant, as amended to date and as currently in effect.

3.4*	Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering.

4.1*	Form of Registrant’s Class A common stock certificate.

4.2#	Fourth Amended and Restated Investors’ Rights Agreement by and between the Registrant and certain security holders of the Registrant, dated April 5, 2019.

4.3#	Warrant to Purchase Common Stock by and between Silicon Valley Bank and the Registrant, dated June 30, 2015.

5.1*	Opinion of Fenwick & West LLP.

10.1*	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.

10.2#	2015 Stock Plan and forms of award agreements thereunder.

10.3*	2019 Equity Incentive Plan, to be effective on the date immediately prior to the effective date of this registration statement, and forms of award agreements thereunder.

10.4*	2019 Employee Stock Purchase Plan, to be effective on the effective date of this Registration Statement, and form of subscription agreement thereunder.

10.5*	Employment Agreement by and between John Foley and the Registrant, dated .

10.6*	Employment Agreement by and between William Lynch and the Registrant, dated .

10.7*	Employment Agreement by and between Jill Woodworth and the Registrant, dated .

10.8*	Form of Change in Control and Severance Agreement.

10.9*	Agreement of Lease by and between the Registrant and Maple West 25th Owner, LLC, dated November 11, 2015, as amended.

10.10*	Agreement of Lease by and between the Registrant and CBP 441 Ninth Avenue Owner LLC, dated November 16, 2018.

10.11*

Amended and Restated Loan and Security Agreement by and between the Registrant and the Lenders party thereto, JP Morgan Chase Bank, Bank of America, N.A., Barclays Bank PLC, Goldman Sachs Lending Partners LLC, and Silicon Valley Bank, dated June 20, 2019.

21.1*	List of Subsidiaries of the Registrant.

23.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

23.2*	Consent of Ernst & Young LLP, independent registered public accounting firm.

24.1*	Power of Attorney (included on the signature page to this Registration Statement).

*	To be provided by amendment.
#	Previously submitted.

(b)    Financial Statement Schedule.

All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                    , 2019.

PELOTON INTERACTIVE, INC.

By:
John Foley
Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John Foley and Jill Woodworth, as his or her true and lawful attorneys-in-fact, proxies, and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact, proxies, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies, and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

John Foley	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	, 2019

Jill Woodworth	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2019

Erik Blachford	Director	, 2019

Karen Boone	Director	, 2019

Jon Callaghan	Director	, 2019

Howard Draft	Director	, 2019

Signature	Title	Date

Lee Fixel	Director	, 2019

Jay Hoag	Director	, 2019

Pamela Thomas-Green	Director	, 2019